As filed with the Securities and Exchange Commission on September 10, 2020.

Registration No. 333–

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

C4 Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	2836	47-5617627
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

C4 Therapeutics, Inc.

490 Arsenal Way, Suite 200

Watertown, MA 02472

(617) 231-0700

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Marc A. Cohen

Co-Founder, Executive Chairman and Chief Executive Officer

C4 Therapeutics, Inc.

490 Arsenal Way, Suite 200

Watertown, MA 02472

(617) 231-0700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence S. Wittenberg, Esq. Edwin O’Connor, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Jolie M. Siegel Chief Legal Officer C4 Therapeutics, Inc. 490 Arsenal Way, Suite 200 Watertown, MA 02472 (617) 231-0700	Divakar Gupta Brent B. Siler Richard Segal Cooley LLP 55 Hudson Yards New York, NY 10001-2157 (212) 479-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE (2)
Common stock, $0.0001 par value per share	$100,000,000.00	$12,980.00

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Registration fee will be paid when registration statement is first publicly filed under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 10, 2020

PRELIMINARY PROSPECTUS

            Shares

Common Stock

We are offering                  shares of common stock. This is the initial public offering of our common stock, and prior to this offering, there has been no public market for our common stock. We expect that the initial public offering price will be between $            and $             per share. We expect to list our common stock on The Nasdaq Global Market under the symbol “CCCC.”

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so for future filings.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read carefully the discussion of the material risks of investing in our common stock under the heading “Risk Factors” starting on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities that may be offered under this prospectus, nor have any of these organizations determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to C4 Therapeutics, Inc.	$	$

(1)	See “Underwriting” beginning on page 171 of this prospectus for additional information regarding underwriting compensation.

Delivery of the shares of common stock is expected to be made on or about                , 2020. We have granted the underwriters an option for a period of 30 days to purchase an additional                shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $                , and the total proceeds to us, before expenses, will be $                .

Jefferies	Evercore ISI	BMO Capital Markets	UBS Investment Bank

Prospectus dated                 , 2020

Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus, any amendment or supplement to this prospectus and any related free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus or in any free writing prospectus is only accurate as of its date, regardless of its time of delivery or the time of any sale of our common stock. Our business, financial condition, results of operations and future growth prospects may have changed since that date. No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business, including our company name, C4 Therapeutics, Inc., our logo, the name of our TORPEDO™ technology platform and the names of our BIDAC™ and MONODAC™ protein degrader product candidates. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to and does not imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

Until and including                , 2020 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the information set forth under the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus. Unless the context otherwise requires, we use the terms “C4 Therapeutics,” the “Company,” “we,” “us,” “our” and similar designations in this prospectus to refer to C4 Therapeutics, Inc. and, where indicated, its wholly owned subsidiary.

Overview

We are a biopharmaceutical company focused on harnessing the body’s natural regulation of protein levels to develop novel therapeutic candidates to target and destroy disease-causing proteins for the treatment of cancer, neurodegenerative conditions and other diseases. We leverage our proprietary technology platform, TORPEDO (Target ORiented ProtEin Degrader Optimizer), to synthesize a new class of small molecule protein degraders that are designed to selectively and efficiently destroy disease-causing proteins, including targets previously considered to be undruggable. Our degraders are designed with a focus on catalytic degradation to optimize targeted protein degradation and an ability to use multiple routes of administration, which we believe offer many potential advantages over existing therapeutic modalities, including improved potency, faster response, higher selectivity and avoidance of known toxicities. We are using our TORPEDO platform to build a robust pipeline of oral protein degradation drug candidates, with our lead product candidates focused on oncology indications. One of our lead product candidates, CFT7455, is an orally bioavailable degrader targeting IKZF1/3 for multiple myeloma, or MM, peripheral T-cell lymphoma, or PTCL, and mantle cell lymphoma, or MCL. We expect to submit an investigational new drug application, or IND, for this product candidate to the U.S. Food and Drug Administration, or the FDA, in the fourth quarter of 2020 and begin a first-in-human Phase 1/2 clinical trial for this product in the first half of 2021. We believe CFT7455 could eventually replace therapies based in the class of molecules known as IMiDs as the standard of care in multiple indications, including MM. IMiD therapies have been estimated to represent worldwide sales of approximately $15 billion in 2020, including MM as well as MCL, marginal zone lymphona, and follicular lymphona. We are also developing CFT8634, an orally bioavailable degrader of a protein target called BRD9, for synovial sarcoma and SMARCB1-deleted solid tumors, and we expect to submit an IND for this product candidate to the FDA in the second half of 2021 and begin a first-in-human Phase 1/2 clinical trial for this product candidate by the end of 2021.

We use our TORPEDO platform to synthesize a new class of targeted small molecule protein degraders, which employ a natural protein disposal system, specifically the E3 ligases of the ubiquitin-proteasome system, to catalyze the destruction of target proteins. The E3 ligases targeted by our degraders are a family of proteins that identify and tag proteins for degradation. Our approach is designed to optimize overall catalytic efficiency—rather than specific steps in the catalytic cycle—so that our degraders destroy target proteins as quickly as possible. Our robust chemistry engine and proprietary analytic models of pharmacokinetics, or PK, and pharmacodynamics, or PD, enable us to efficiently design and synthesize degraders for a selected target that are optimized for overall catalytic efficiency and properties such as solubility, permeability and oral bioavailability. These PK/PD models allow us to robustly predict the depth and duration of target degradation in vivo and select candidate degraders with confidence. For example, our PK/PD models for CFT7455 accurately predicted the target level response as a function of time at a 1mg / kg oral dose, demonstrating the predictive capability of our TORPEDO platform. We have seen similar predictive effectiveness in a PK/PD model for CFT7503, which is the parent compound of our lead BRD9 compound, CFT8634. As a result of data such as these, we believe our approach maximizes our potential to create effective drugs across many targets. Another aspect of TORPEDO platform is that we have developed a rich toolkit of 14 novel, structurally distinct binders targeting the E3 ligase, Cereblon. IMiDs are a class of molecules, which includes approved therapies thalidomide, lenalidomide and pomalidomide, that harness Cereblon to effect the degradation of protein targets, resulting in anti-cancer activity. To date, Cereblon is the only E3 ligase known to be targeted by an approved drug to cause protein degradation. Notably, Cereblon is widely expressed across tissues, potentially allowing for Cereblon-mediated targeted protein degradation in a wide variety of clinical settings.

Our Product Pipeline

We have leveraged our TORPEDO platform to generate a robust pipeline of orally available, potent and selective protein degradation drug candidates that may be capable of treating diseases in a wide range of organ systems and tissues. Our pipeline focus is on establishing clear clinical proof-of-concept for targets with well-established biology and a defined regulatory pathway. As shown in the table below, we currently have four preclinical programs in development. We anticipate our CFT7455 and CFT8634 product candidates will be in the clinic by the end of 2021 and our BRAF V600E and RET programs will be in the clinic by the end of 2022. We have also secured three strategic collaborations with partners that provide additional pipeline optionality and an expansion of our potential targets for protein degradation.

We are advancing two types of protein degraders. We refer to the first type of degrader as MonoDACs, which are Monofunctional Degradation Activating Compounds. MonoDACs function by binding to E3 ligases and creating a new surface on the E3 ligases that enhances the binding of the E3 ligases to target proteins. We refer to our second type of degrader as BiDACs, which are Bifunctional Degradation Activating Compounds. BiDACs are designed so that one end of the molecule binds to the disease-causing target protein and the other end binds to the E3 ligase. Each of these types of degraders is intended to result in the same end point: the specific degradation of the target proteins of interest. These two approaches have complementary requirements for target engagement: BiDACs utilize specific binding sites where chemical binding moieties, which are portions of a molecule, can be identified, which enables a rational drug discovery approach, while MonoDACs, in contrast, rely on ligase-to-target protein surface interactions to drive the ubiquitination process, which is the process by which an E3 ligase tags a target protein for degradation using a molecular tag called ubiquitin, rather than specific compound-binding sites.

CFT7455 is an orally bioavailable degrader targeting IKZF1/3 for the treatment of MM and non-Hodgkin lymphomas, or NHLs, including PTCL and MCL. We have selected IKZF1/3 as our initial targets because they have a strong mechanistic rationale and well defined biology, and targeting them with a novel degrader may address a significant unmet need. In our preclinical studies, CFT7455 has demonstrated potent and selective protein degradation with favorable pharmacological properties. We believe that the differentiated pharmacology of CFT7455, including its high potency, may translate into improved clinical outcomes over the current standard-of-care agents in each of the indications we are pursuing. We expect to file an IND for CFT7455 in the fourth quarter of 2020 and expect to dose the first patient in a clinical trial of this product candidate in the first half of 2021. Our planned first-in-human Phase 1/2 trial is designed as an open-label dose escalation study of CFT7455 in approximately 18 to 30 subjects with MM or NHL. The trial will primarily investigate the safety and tolerability of CFT7455, and key secondary endpoints will be to characterize CFT7455’s PK/PD profile and anti-tumor activity. We expect the results from this clinical trial will help us better understand the disease characteristics of those patients who may derive benefit from CFT7455, which will enable us to more effectively design future clinical trials for this product candidate.

CFT8634 is an orally bioavailable degrader targeting BRD9 for the treatment of synovial sarcoma and SMARCB1-deleted solid malignancies. BRD9 has been considered an undruggable target using currently available modalities. BRD9 is a component of the non-canonical BAF complex, or ncBAF, that regulates gene transcription. In normal cells, this complex is not required for cell survival. However, some tumors, including synovial sarcoma, encode genetic mutations that render the ncBAF complex—and thus BRD9—essential for tumor growth. As a result, CFT8634 has demonstrated potent anti-tumor activity in synovial sarcoma cell lines, but does not appear to affect normal cells. Further, CFT8634 has shown excellent in vivo activity in synovial sarcoma xenograft models when dosed orally. We expect to file an IND for CFT8634 with the FDA in the second half of 2021 and dose the first patient in a first-in-human Phase 1/2 clinical trial of this product candidate by the end of 2021. We expect to design our first-in-human Phase 1/2 clinical trial for this product candidate to be an open-label dose escalation/expansion study in both synovial sarcoma and solid tumors with SMARCB1 loss.

In addition to our lead product candidates, we are also developing degraders specifically targeting V600E mutant BRAF to treat melanoma, non-small cell lung cancer, or NSCLC, colorectal cancer and other solid malignancies that harbor this mutation, as well as degraders targeting RET to treat lung cancer, sporadic medullary thyroid cancers and other solid malignancies that harbor oncogenic RET lesions. We expect to have our lead product candidates, CFT7455 and CFT8634, in the clinic by the end of 2021, and product candidates from our two other lead programs, BRAF V600E and RET, in the clinic by the end of 2022. Beyond these four initial product candidates, we are further diversifying our pipeline by developing new degraders against targets where we believe degradation offers potential advantages over existing therapeutic modalities, such as the treatment of neurodegenerative diseases. As part of these efforts, we have engineered degraders that have successfully achieved blood-brain barrier penetration in preclinical studies, which is a key step in developing drugs with the potential to treat neurodegenerative diseases. We also believe there are many other therapeutic areas and indications where leveraging our TORPEDO platform to develop novel degraders may be advantageous.

In addition to the programs identified above and our early-stage development collaborations with F. Hoffman-La Roche Ltd., or Roche, Biogen, Inc., or Biogen, and Calico Life Sciences LLC, or Calico, we are conducting exploratory research and development work on various other targets.

Our Team

We have been a pioneer in the field of targeted protein degradation since our founding in 2015. Our technology originated from research at the Dana Farber Cancer Institute by Jay Bradner, M.D., Ken Anderson, M.D. and Nathanael Gray, Ph.D., leading researchers in the field of protein degradation who co-founded the company along with our Executive Chairman, Marc A. Cohen. We have assembled a scientific team with extensive knowledge and translational medicine expertise in the protein degradation field. Our management team draws on experience in all phases of drug discovery and development gained at large pharmaceutical and biotechnology companies. In addition, we have entered into key strategic collaborations with each of Roche, Biogen and Calico that help us address targets across multiple therapeutic areas. Through these collaborations we have received an aggregate of $150 million in non-dilutive financing. In addition, we have secured additional funding from a strong group of investors, including Cobro Ventures, Perceptive Advisors, Adage Capital Management, Axil Capital, Bain Capital Life Sciences, Commodore Capital, 3E Bioventures Capital, HBM Healthcare Investments, Lightchain Capital, Logos Capital, Mizuho Securities Principal Investment, Nextech, RA Capital, RTW Investments, Sphera Funds Management, Taiwania Capital, Yonjin Venture and funds and accounts managed by T. Rowe Price and Janus Henderson.

Our Strategy

We are committed to transforming the treatment of cancer, neurodegenerative conditions and other diseases through the discovery, development and commercialization of novel therapies that destroy disease-causing proteins.

Key elements of our strategy are to:

∎	Continue rapid progression toward clinical development of our lead programs developed with our TORPEDO platform;

∎	Rapidly advance our late-stage discovery programs to generate product candidates;

∎	Leverage our TORPEDO platform to generate discovery programs for previously undruggable or challenging targets;

∎	Strategically invest in our TORPEDO platform;

∎	Engage with strategic partners to accelerate program development and maximize the potential of our TORPEDO platform; and

∎	Maximize the potential of our product candidates with selective use of commercial partnerships.

Impact of the COVID-19 Pandemic on Our Operations

The COVID-19 pandemic is causing significant industry-wide delays in preclinical work and clinical trials. There are multiple causes of these delays, including laboratory closures, reluctance of patients to enroll or continue in trials for fear of exposure to COVID-19, local and regional shelter-in-place orders and regulations that discourage, hamper or prohibit patient visits, healthcare providers and health systems shifting away from clinical trials toward the acute care of COVID-19 patients and the FDA and other regulators making product candidates for the treatment of COVID-19 a priority over product candidates unrelated to the pandemic.

In terms of the impact on our operations, we have seen increased risk of delays in production of components used to manufacture our lead degrader candidates due to previous delays at one of our China-based manufacturers, and one of our CROs in India was forced to temporarily shut down due to local lockdown orders. In addition, we temporarily closed the office and laboratory spaces at our corporate headquarters in Watertown, Massachusetts, and we transitioned our employees to work from home. We are working closely with our contract research organizations, or CROs, manufacturers, investigators and preclinical and clinical trial sites to assess the full impact of the COVID-19 pandemic on the timelines and expected costs for each of our programs. While the ongoing impact of the pandemic is uncertain, we believe our CRO redundancies in China, India and Boston and the transition of the majority of our employees to remote work arrangements have mitigated the impact of these types of disruptions on our business.

We are not aware of any of our directors or employees being infected with coronavirus, but the virus can remain asymptomatic for a significant period of time and methods and availability of testing are continuing to evolve. It is possible our directors or employees or their family members could become infected.

We note the high level of difficulty in projecting the effects of COVID-19 on our programs and our company, given the rapid and dramatic evolution in the course and impact of the pandemic and the societal and governmental response to it.

Risks Associated with Our Business

Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section entitled “Risk Factors” in this prospectus. These risks include, among others:

∎

We are an early stage biopharmaceutical company with a limited operating history and have incurred significant losses since our inception. To date, we have not generated any revenue from product sales.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years and may never achieve or maintain profitability. Our net loss was $22.7 million for the six months ended June 30, 2020, $34.1 million for the year ended December 31, 2019 and $15.7 million for the year ended December 31, 2018.

∎

We will need substantial additional funding to pursue our business objectives and continue our operations. If we are unable to raise capital when needed, we may be required to delay, limit, reduce or terminate our research or product development programs or future commercialization efforts.

∎

Our approach to the discovery and development of product candidates based on our TORPEDO platform is unproven, which makes it difficult to predict the time, cost of development and likelihood of successfully developing any products.

∎

All of our product candidates are still in preclinical development. Our business could be harmed if we are unable to advance to clinical development, develop, obtain regulatory approval for and commercialize our product candidates or experience significant delays in doing so.

∎

We cannot be certain of the timely completion or outcome of our preclinical testing and clinical trials. The results of preclinical studies may not be predictive of the results of clinical trials and the results of any early-stage clinical trials we commence may not be predictive of the results of later-stage clinical trials.

∎

Our preclinical studies and clinical trials may fail to demonstrate adequately the safety, potency, purity and efficacy of any of our product candidates, which would prevent or delay development, regulatory approval and commercialization of our current and future product candidates.

∎

We have entered into collaboration agreements with Roche, Biogen and Calico, and may in the future seek to enter into collaborations with third parties for the development and commercialization of certain of our product candidates. If we fail to enter into these types of new collaborations, or if our existing collaborations are not successful, we may be unable to continue development of our product candidates, we would not receive any contemplated milestone payments or royalties, and we could fail to capitalize on the market potential of our product candidates.

∎	The continuing effects of the novel coronavirus disease, COVID-19, could adversely impact our business, including our preclinical studies and clinical trials.

∎	We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

∎

We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture if any of our product candidates receive marketing approval. This reliance on third parties may increase the risk that we will not have sufficient quantities of our product candidates in a timely manner, or at an acceptable cost or quality.

∎

If we are unable to obtain required marketing approvals for, commercialize, manufacture, obtain and maintain patent protection for or gain market acceptance of our product candidates, or if we experience significant delays in doing so, our business will be materially harmed and our ability to generate revenue from product sales will be materially impaired.

∎

If we are unable to obtain and maintain patent protection for our technology and products or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.

Corporate Information

We were incorporated in October 2015 under the laws of the State of Delaware. Our principal executive offices are located at 490 Arsenal Way, Suite 200, Watertown, Massachusetts 02472, and our telephone number is (617) 231-0700. We have one wholly owned subsidiary, C4T Securities Corporation, a Massachusetts corporation. Our website address is www.c4therapeutics.com. Information contained on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus or the registration statement of which it forms a part.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

∎

being permitted to only provide two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

∎	reduced disclosure about our executive compensation arrangements;

∎	not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved;

∎	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and

∎

an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation.

We may take advantage of these exemptions until we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of 2025; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. In addition, we have elected to use the exemption for the delayed adoption of certain accounting standards until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

The Offering

Shares of our common stock offered by us	shares

Shares of our common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full)

Underwriters’ option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock at the initial public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $ million, or $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering, together with our existing cash resources, to: complete the Phase 1 portion of our planned first-in-human Phase 1/2 clinical trial of CFT7455 for patients with MM or NHL, such as PTCL or MCL, as well as to fund a portion of the Phase 2 expansion component of that clinical trial in these indications; complete the Phase 1 portion of our planned first-in-human Phase 1/2 clinical trial of CFT8634 for patients with synovial sarcoma or solid tumors with SMARCB1 loss, as well as to fund a portion of the Phase 2 expansion component of this trial and a portion of a Phase 3 confirmatory clinical trial of this product candidate in synovial sarcoma; conduct and complete IND-enabling studies with respect to BRAF V600E and RET, substantially complete the Phase 1 portion of our planned first-in-human Phase 1/2 clinical trials for each of these programs and fund initial portions of our planned phase 2 expansion component for the clinical trials for each of these product candidates; and fund continued development of our TORPEDO platform and advancement and identification of additional targets and development candidates, hiring of additional personnel, capital expenditures, costs of operating as a public company and other general corporate purposes. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	“CCCC”

Risk Factors	Investment in our common stock involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes to those statements included in this prospectus, before investing in our common stock.

Directed share program	At our request, an affiliate of Jefferies LLC, a participating underwriter, has reserved up to % of the shares of common stock being offered by this prospectus for sale, at the initial public offering price, to certain of our officers, directors, employees and other persons who do business with us. Any reserved shares purchased by our executive officers, directors and members of their households will be subject to the 180-day lock-up described elsewhere in this prospectus. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. For further information regarding our directed share program, see “Underwriting.”

The number of shares of our common stock outstanding after this offering is based on 269,126,529 shares of our common stock outstanding as of September 6, 2020, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 256,003,042 shares of common stock upon the completion of this offering, and excludes as of such date:

∎

20,489,592 shares of common stock issuable upon exercise of options outstanding under our 2015 Stock Option and Grant Plan, as amended, or the 2015 Plan, at a weighted-average exercise price of $0.56 per share;

∎

             shares of common stock issuable upon the exercise of stock options we have agreed to grant under the 2020 Plan to some of our executive officers immediately following the effectiveness of the registration statement of which this prospectus forms a part, assuming that we sell              shares in this offering, with an exercise price per share equal to the initial public offering price per share in this offering, as described in more detail under the caption “Certain Relationships and Related Person Transactions—Stock Option Grants to Directors and Executive Officers”;

∎

             shares of common stock issuable upon the exercise of stock options we will grant under the 2020 Plan immediately following the effectiveness of the registration statement of which this prospectus is a part to our non-employee directors who remain on our board of directors at such time with certain employees, with an exercise price per share equal to the initial public offering price per share in this offering;

∎

2,857,142 shares of common stock issuable upon the exercise of warrants to purchase common stock at an exercise price of $1.05 per share. These warrants are currently exercisable for 2,857,142 shares of our Series B preferred stock at an exercise price of $1.05 per share, but will automatically convert into warrants to purchase common stock upon the effectiveness of the registration statement of which this prospectus forms a part;

∎

             shares of common stock to be reserved for future issuance under our 2020 Stock Option and Incentive Plan to be effective upon the effectiveness of the registration statement of which this prospectus forms a part; and

∎

             shares of common stock to be reserved for future issuance under our 2020 Employee Stock Purchase Plan to be effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Except as otherwise noted, all information in this prospectus:

∎	gives effect to a -for- reverse stock split of our common stock effected on ;

∎	assumes no exercise of the underwriters’ option to purchase up to additional shares of common stock in this offering;

∎	assumes no exercise of the outstanding options and warrants described above;

∎	gives effect to the automatic conversion of all of our outstanding shares of preferred stock into an aggregate of shares of common stock, which will occur upon the completion of this offering; and

∎

assumes the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, which will occur upon the closing of this offering.

Summary Consolidated Financial Data

You should read the following summary consolidated financial data together with our audited consolidated and unaudited condensed consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2018 and 2019 from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary unaudited condensed consolidated statement of operations data for the six months ended June 30, 2019 and 2020 and the summary unaudited condensed consolidated balance sheet data as of June 30, 2020 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which have been prepared on the same basis as the audited financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for any interim period are not necessarily indicative of results that may be expected for any full year.

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands, except share and per share data)
Consolidated statement of operations data:
Revenue from collaboration agreements	$19,364	$21,381	$7,807	$16,486
Operating expenses:
General and administrative	7,161	8,774	3,667	5,611
Research and development	28,592	48,059	19,093	34,072

Total operating expenses	35,753	56,833	22,760	39,683

Operating loss	(16,389)	(35,452)	(14,953)	(23,197)
Other income, net:
Interest income, net	685	1,832	928	182
Other (expense) income, net	(7)	325	293	(25)

Total other income, net	678	2,157	1,221	157

Loss before income taxes	(15,711)	(33,295)	(13,732)	(23,040)
Income tax (expense) benefit	—	(804)	(250)	335

Net loss	(15,711)	(34,099)	(13,982)	(22,705)
Other comprehensive gain (loss):
Unrealized gain (loss) on investments	46	—	(4)	(2)

Comprehensive loss	(15,665)	(34,099)	(13,986)	(22,707)
Accrual of preferred stock dividends	(8,396)	(8,468)	(4,199)	(5,019)

Net loss attributable to common stockholders	$(24,107)	$(42,567)	$(18,181)	$(27,724)

Net loss per share attributable to common stockholders—basic and diluted (1)	$(2.21)	$(3.67)	$(1.60)	$(2.24)

Weighted-average common shares outstanding—basic and diluted (1)	10,905,492	11,603,366	11,332,608	12,393,947

(1)	See Note 11 to our audited consolidated financial statements appearing elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders for the years ended December 31, 2018 and 2019 and Note 12 to our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders for the six-month periods ended June 30, 2019 and 2020.

	AS OF JUNE 30, 2020
	ACTUAL	PRO FORMA (1)	PRO FORMA AS ADJUSTED (2)
	(unaudited) (in thousands)
Consolidated balance sheet data:
Cash and cash equivalents and short-term investments	$211,599	$	$
Working capital (3)	188,304
Total assets	243,567
Deferred revenue	89,302
Warrant liability	2,325
Long-term debt	9,674
Total liabilities	126,611
Redeemable convertible preferred stock	252,021
Accumulated deficit	(140,193)
Total stockholders’ equity (deficit)	(135,065)

(1)	The pro forma balance sheet data give effect to:

∎	the issuance and sale of 4,285,714 shares of our Series B preferred stock for gross proceeds of $4.5 million subsequent to June 30, 2020;

∎	a -for- reverse stock split of our common stock effected on ; and

∎	the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of shares of common stock, which will occur upon the closing of this offering.

(2)	The pro forma as adjusted balance sheet data give further effect to our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	We define working capital as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before you make an investment decision. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. As a result, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related to Our Financial Position and Need for Additional Capital

We are an early stage biopharmaceutical company with a limited operating history and have incurred significant losses since our inception. We expect to incur losses over at least the next several years and may never achieve or maintain profitability.

We are an early stage biopharmaceutical company with limited operating history. Our net loss was $22.7 million for the six months ended June 30, 2020, and $34.1 million and $15.7 million for the years ended December 31, 2019 and 2018, respectively. As of June 30, 2020, we had an accumulated deficit of $140.2 million. To date, we have not generated any revenue from product sales and have financed our operations primarily through sales of our equity interests, proceeds from our collaborations and debt financing. We are still in the early stages of development of our product candidates and expect to initiate our first clinical trial in the first half of 2021. As such, we expect that it will be several years, if ever, before we have a product candidate ready for regulatory approval and commercialization. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability. To become and remain profitable, we must succeed in developing, obtaining marketing approval for and commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including, without limitation, successfully completing preclinical studies and clinical trials of our product candidates, discovering additional product candidates, establishing arrangements with third parties for the conduct of our clinical trials, procuring clinical- and commercial-scale manufacturing, obtaining marketing approval for our product candidates, manufacturing, marketing and selling any products for which we may obtain marketing approval, identifying collaborators to develop product candidates we identify or additional uses of existing product candidates and successfully completing development of product candidates for our collaboration partners.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We anticipate that our expenses will increase substantially if and as we:

∎	initiate a planned first-in-human Phase 1/2 clinical trial of our lead product candidate, CFT7455, in patients with MM or NHLs, such as PTCL and MCL;

∎	initiate a planned first-in-human Phase 1/2 clinical trial of our second lead product candidate, CFT8634, in patients with synovial sarcoma or SMARCB1-deleted solid tumors;

∎	leverage our TORPEDO platform to identify and then advance additional product candidates into preclinical and clinical development;

∎	expand the capabilities of our TORPEDO platform;

∎	initiate, conduct and successfully complete later-stage clinical trials;

∎	seek marketing approvals for any product candidates that successfully complete clinical trials;

∎	ultimately establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any products for which we may obtain marketing approval;

∎	expand, maintain and protect our intellectual property portfolio;

∎	hire additional clinical, regulatory and scientific personnel; and

∎	add operational, financial and management information systems and personnel, including personnel to support our ongoing research and development and potential future commercialization efforts.

Further, following the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, insurance, investor relations and other expenses that we did not incur as a private company.

Our expenses could increase beyond our expectations if we are required by the FDA, the European Medicines Agency, or EMA, or other regulatory authorities to perform trials in addition to those that we currently expect, or if we experience any delays in establishing appropriate manufacturing arrangements for, completing our clinical trials or the clinical development of any of our product candidates.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses we will incur or when, if ever, we will be able to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, expand our business or continue operations. A decline in the value of our company, or in the value of our common stock, could also cause you to lose all or part of your investment.

If one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing those approved product candidates. Even if we are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

We will need substantial additional funding to pursue our business objectives and continue our operations. If we are unable to raise capital when needed, we may be required to delay, limit, reduce or terminate our research or product development programs or future commercialization efforts.

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we prepare for and initiate our planned first-in-human Phase 1/2 clinical trials of CFT7455 and CFT8634, advance our TORPEDO platform and continue research and development and initiate clinical trials of, and potentially seek marketing approval for, our current and future preclinical programs. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Further, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we may be required to delay, limit, reduce or terminate our research, product development programs or any future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We had cash and cash equivalents and short term investments of $211.6 million as of June 30, 2020. We believe that these funds, combined with the proceeds from the Series B Financing of $4.5 million received in July 2020, anticipated payments from collaboration partners and the proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements through at least                . We have based this estimate on assumptions that may prove to be wrong and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

∎	the progress, costs and results of our planned first-in-human Phase 1/2 clinical trials for CFT7455 and CFT8634 and any future clinical development of CFT7455 and CFT8634;

∎	the scope, progress, costs and results of preclinical and clinical development for our other product candidates and development programs;

∎	the number and development requirements of other product candidates that we pursue;

∎	the success of our ongoing collaborations with Biogen, Roche and Calico;

∎	the costs, timing and outcomes of regulatory review of our product candidates;

∎

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

∎	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval and the timing of the receipt of any such revenue;

∎	any delays or interruptions, including due to the COVID-19 pandemic, that we experience in our preclinical studies, future clinical trials and/or supply chain;

∎	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims; and

∎

our ability to establish collaboration arrangements with other biotechnology or pharmaceutical companies on favorable terms, if at all, for the development or commercialization of our product candidates.

The expected net proceeds of this offering will not be sufficient for us to fund any of our product candidates through regulatory approval and we will need to raise substantial additional capital to complete the development and commercialization of our product candidates. Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete. We may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Adequate additional funds may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

If one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing those approved product candidates. Even if we are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We commenced operations in 2015 and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, conducting discovery and research activities, filing patent applications, identifying potential product candidates, developing and advancing our TORPEDO platform, undertaking preclinical studies and establishing arrangements with third parties for the manufacture of initial quantities of our product candidates. All of our product candidates are still in preclinical development. We have not yet demonstrated our ability to successfully initiate or complete any clinical trials, obtain marketing approvals, manufacture a commercial scale product directly or through a third party or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or if we had already successfully completed some or all of these types of activities.

In addition, as an early-stage biopharmaceutical company, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities and we may not be successful in making that transition.

We expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

The ongoing global COVID-19 pandemic could continue to adversely impact our business, including our preclinical studies and development programs, supply chain and business development activities.

The COVID-19 pandemic, which began in December 2019, has spread worldwide and caused governments worldwide to implement measures to slow the spread of the outbreak through quarantines, travel restrictions, heightened border scrutiny, business shutdowns and other measures. The outbreak and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred, supply chains have been disrupted, facilities and production have been suspended and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. The future progression of the outbreak and its effects on our business and operations remain uncertain. In addition, any delays in foreign shipments coming into the United States could also impact our preclinical study or clinical trial plans.

We and our contract manufacturing organizations, or CMOs, and CROs may face disruptions that could affect our ability to initiate and complete preclinical studies or clinical trials. For example, because of ongoing efforts to address the pandemic, we may face disruptions in procuring items that are essential for our research and development activities, including, due to shortages arising in raw materials used in the manufacturing of our product candidates, laboratory supplies for our preclinical studies and clinical trials or animals that are used for preclinical testing. We and our CROs and CMOs may face disruptions related to our planned future clinical trials arising from potential delays in IND-enabling studies, manufacturing disruptions and/or the ability to obtain necessary institutional review board, or IRB, or other necessary site approvals, as well as other delays at clinical trial sites, including delays related to site staffing.

For example, in March 2020, due to COVID-19, we closed the office and laboratory spaces in our Watertown, Massachusetts facility and transitioned our employees to work from home. During the spring, we also experienced closures at the locations of some of our Indian CROs due to local lockdown requirements. These shutdowns resulted in delays to our preclinical studies. Due to the COVID-19 pandemic, we have also seen the risk of delays in production of components used to manufacture our lead degrader candidates increase due to previous delays at one of our China-based manufacturers, which we believe we have remediated by working with that manufacturer to change the location of future work to another of the manufacturer’s sites. In June 2020, we reopened our office location to enable a subset of our employees—those whose work can only be performed in our laboratories—to return to the office, and we have required our remaining employees to continue working from home. While the ongoing impact of this pandemic is uncertain, we believe the redundancies we have in place between our China and India based CROs and our Watertown, Massachusetts-based laboratory staff, as well as the transition of the majority of our employees to remote work arrangements, have mitigated the impact of these disruptions on our business.

The response to the COVID-19 pandemic may result in the redirection of resources with respect to regulatory and intellectual property matters in a way that would adversely impact our ability to progress regulatory approvals and protect our intellectual property. For example, since March 2020, foreign and domestic inspections by FDA have largely been on hold with FDA announcing plans in July 2020 to resume prioritized domestic inspections. As of June 23, 2020, the FDA also noted that it is continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals, including for oncology product development with its staff teleworking full-time. However, FDA may not be able to continue its current pace and review timelines could be extended. In addition, we may face impediments to regulatory meetings and approvals due to measures intended to limit in-person interactions.

The pandemic has already caused significant disruptions in the financial markets and may continue to cause these types of disruptions, which could impact our ability to raise additional funds through public offerings and may also contribute to volatility in our stock price and otherwise impact trading in our stock. Moreover, it is possible the pandemic will significantly impact economies worldwide, which could adversely affect our business prospects, financial condition and results of operations.

COVID-19 and actions taken to reduce its spread continue to rapidly evolve. The extent to which COVID-19 may impede the development of our product candidates, reduce the productivity of our employees, disrupt our supply chains, delay our pre-clinical studies or clinical trials, reduce our access to capital or limit our business development activities, will depend on future developments, which are highly uncertain and cannot be predicted with confidence. To the extent the COVID-19 pandemic adversely affects our business prospects, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to the timing and results of our planned and future clinical trials and our financing needs.

Our Credit Agreement with Perceptive Credit contains restrictions that limit our flexibility in operating our business.

In June 2020, we entered into a credit agreement and guaranty, or the Credit Agreement, with Perceptive Credit Holdings III, LP, or Perceptive Credit, an affiliate of Perceptive Advisors LLC, or Perceptive Advisors. As of June 30,

2020, Perceptive Advisors and Perceptive Credit together beneficially own 8.07% of our common stock on an as-converted basis before giving effect to this offering. The Credit Agreement provides for a $20.0 million senior secured delayed draw term loan facility, or the Delayed Draw Loan Facility. The Credit Agreement is secured by a lien on substantially all of our and our subsidiaries’ assets, including, but not limited to, shares of our subsidiaries, our current and future intellectual property, insurance, trade and intercompany receivables, inventory and equipment and contract rights. The Credit Agreement requires us to meet specified minimum cash requirements, as described below, and contains various affirmative and negative covenants that limit our ability to engage in specified types of transactions. These covenants, which are subject to customary exceptions, limit our ability to, without Perceptive Credit’s prior written consent, effect any of the following, among other things:

∎	sell, lease, transfer or otherwise dispose of certain assets;

∎	acquire another company or business or enter into a merger or similar transaction with third parties;

∎	incur additional indebtedness;

∎	make investments;

∎	enter into certain inbound and outbound licenses of intellectual property, subject to certain exceptions;

∎	encumber or permit liens on certain assets; and

∎	pay dividends and make other restricted payments with respect to our common stock.

In addition, we are required to deposit into controlled accounts all cash or other payments received in respect of any and all of our accounts receivable or any other contract or right and interest and, at all times, to maintain a minimum aggregate balance of $3.0 million in cash in one or more such controlled accounts. These accounts are required to be maintained as cash collateral accounts securing our obligations under the Credit Agreement. Until our obligations under the Credit Agreement have been discharged, our ability to use the cash amounts held in these controlled accounts in the operation of our business will be limited.

Our ability to draw on the Delayed Draw Loan Facility is contingent on our compliance with the covenants described above and certain other covenants, as well as our achievement of designated milestones. If we do not meet these milestones, the inability to draw on the Delayed Draw Loan Facility may adversely affect our business prospects, financial condition and results of operations.

Our board of directors or management team could believe that taking any one of these actions would be in our best interests and the best interests of our stockholders. If that were the case and if we are unable to complete any of these actions because Perceptive Credit does not provide its consent, it could adversely impact our business, financial condition and results of operations. In the event of a default, including, among other things, our failure to make any payment when due or our failure to comply with any provision of the Credit Agreement, subject to customary grace periods, Perceptive Credit could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we are unable to repay the amounts due under the Credit Agreement, Perceptive Credit could proceed against the collateral granted to it to secure this indebtedness, which could have an adverse effect on our business, financial condition and results of operations.

Perceptive Credit’s interests as a lender may not always be aligned with our interests or with Perceptive Advisor’s interests as a stockholder. If our interests come into conflict with those of Perceptive Credit, including in the event of a default under the Credit Agreement, Perceptive Credit may choose to act in its self-interest, which could adversely affect the success of our current and future collaborative efforts with Perceptive Advisor.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until the time, if ever, when we can generate substantial revenue from product sales, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. Although we may receive potential future payments under our collaborations with Biogen, Roche and Calico, we do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted and the terms of any securities we may issue in the future may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. Pursuant to the Credit Agreement, we granted Perceptive Credit a warrant to purchase 2,857,142 shares of our Series B preferred stock, which will be exercisable for our common stock on an as-converted basis upon the completion of this offering. Covenants in the Credit Agreement impose certain limitations and obligations on us, including restrictions on our ability to incur additional debt and to enter into certain business combinations without Perceptive Credit’s prior written consent.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us.

Risks Related to the Discovery and Development of Our Product Candidates

Our approach to the discovery and development of product candidates based on our TORPEDO platform for targeted protein degradation is unproven, which makes it difficult to predict the time, cost of development and likelihood of successfully developing any products.

Treating diseases using targeted protein degradation is a new treatment modality. Our future success depends on the successful development of this novel therapeutic approach. Very few small molecule product candidates using targeted protein degradation, such as those developed through our TORPEDO platform, have been tested in humans. None have been approved in the United States or Europe, and the data underlying the feasibility of developing these types of therapeutic products is both preliminary and limited. If any adverse learnings are made by other developers of chimeric targeting molecules, there is a risk that development of our product candidates could be materially impacted. Discovery and development of small molecules that harness the ubiquitin proteasome pathway to degrade protein targets have been impeded largely by the complexities and limited understanding of the functions, biochemistry and structural biology of the specific components of the ubiquitin-proteasome system, including E3 ligases and their required accessory proteins involved in target protein ubiquitination, as well as by challenges of engineering compounds that promote protein-to-protein interactions.

The scientific research that forms the basis of our efforts to develop our degrader product candidates under our TORPEDO platform is ongoing and the scientific evidence to support the feasibility of developing TORPEDO platform-derived therapeutic treatments is both preliminary and limited. Further, certain cancer patients have shown inherent primary resistance to approved drugs that inhibit disease-causing proteins and other patients have developed acquired secondary resistance to these inhibitors. Although we believe our products candidates may have the ability to degrade the specific mutations that confer resistance to currently marketed inhibitors of disease-causing enzymes, any inherent primary or acquired secondary resistance to our product candidates in patients, or if the research proves to be contradicted, would prevent or diminish their clinical benefit.

We have not yet initiated a clinical trial of any product candidate and we have not yet assessed the safety of any of our product candidates in humans. Although some of our product candidates have produced observable results in animal studies, there is a limited safety data set for their effects in animals. In addition, these product candidates may not demonstrate the same chemical and pharmacological properties in humans and may interact with human biological systems in unforeseen, ineffective or harmful ways. As a result, there could be adverse effects from treatment with any of our current or future product candidates that we cannot predict at this time.

Additionally, the regulatory approval process for novel product candidates such as ours can be more expensive and take longer than for other, better-known or extensively studied product candidates. Although other companies are also developing therapeutics based on targeted protein degradation, no regulatory authority has granted approval for any therapeutic of this nature at this time. As a result, it is more difficult for us to predict the time and cost of developing our product candidates and we cannot predict whether the application of our TORPEDO platform, or any similar or competitive protein degradation platforms, will result in the development of product candidates that make it through to marketing approval. Any development problems we experience in the future related to our TORPEDO platform or any of our research programs may cause significant delays or unanticipated costs or may prevent the development of a commercially viable product. Any of these factors may prevent us from completing our preclinical studies or any clinical trials that we may initiate, as well as from commercializing any product candidates we may develop on a timely or profitable basis, if at all.

We are an early stage biotechnology company and all of our product candidates are currently in preclinical development. If we are unable to advance to clinical development, develop, obtain regulatory approval for and commercialize our product candidates or experience significant delays in doing so, our business may be materially harmed.

We are an early stage biotechnology company and all of our product candidates are currently in preclinical development. As a result, their risk of failure is high. We have invested substantially all of our efforts and financial resources in building our TORPEDO platform and identifying and conducting preclinical development of our current product candidates, including CFT7455 and CFT8634. Our ability to generate revenue from product sales, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of one or more of our product candidates. The success of our product candidates will depend on several factors, including the following:

∎	sufficiency of our financial and other resources;

∎	successful initiations and completion of preclinical studies;

∎	successful submission of INDs and initiation of clinical trials;

∎	successful patient enrollment in, and conduct and completion of, clinical trials;

∎	receipt and related terms of marketing approvals from applicable regulatory authorities;

∎	obtaining and maintaining patent or trade secret protection and regulatory exclusivity for our product candidates;

∎	making arrangements with third-party manufacturers for both clinical and commercial supplies of our product candidates;

∎	developing product candidates that achieve the therapeutic properties desired and appropriate for their intended indications;

∎	establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

∎	acceptance of our products, if and when approved, by patients, the medical community and third-party payors;

∎	obtaining and maintaining third-party coverage and adequate reimbursement;

∎	establishing a continued acceptable safety profile of the products and maintaining such that a profile following approval; and

∎	effectively competing with other therapies.

If we do not successfully achieve one or more of these factors in a timely manner, or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which could materially harm our business. Moreover, if we do not receive regulatory approvals, we may not be able to continue our operations.

We have no experience as a company in completing IND-enabling preclinical studies or commencing and conducting clinical trials.

We have no experience as a company in completing IND-enabling preclinical studies and then commencing and conducting clinical trials. In part because of this lack of experience, we cannot be certain that our preclinical studies will be completed on time or if our planned clinical trials will begin or be completed on time, if at all. Large-scale clinical trials would require significant additional financial and management resources and reliance on third-party clinical investigators and consultants. Relying on third-party clinical investigators, CROs and consultants may cause us to encounter delays that are outside of our control. In addition, relying on third parties in the conduct of our preclinical studies or clinical trials exposes us to a risk that they may not adequately comply with good laboratory practice, or GLP, or good clinical practice, or GCP, as required for any studies or trials we plan to submit to a regulatory authority. We may be unable to identify and contract with sufficient investigators, CROs and consultants on a timely basis or at all. For each of our lead product candidates, CFT7455 and CFT8634, we are in the process of entering into a master services agreement with CROs to lead our planned first-in-human Phase 1/2 clinical trial for the applicable product candidate. There can be no assurance that we will be able to negotiate and enter into additional master services agreement with this or other CROs, as necessary, on terms that are acceptable to us on a timely basis or at all.

Our preclinical studies and clinical trials may fail to demonstrate adequately the safety, potency, purity and efficacy of any of our product candidates, which would prevent or delay development, regulatory approval and commercialization.

Before obtaining regulatory approval for the commercial sale of any of our product candidates, including CFT7455 and CFT8634, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for use in each target indication. Preclinical and clinical testing is expensive and can take many years to complete and the outcome of these activities is inherently uncertain. Failure can occur at any time during the preclinical study and clinical trial processes and, because our product candidates are in an early stage of development and have never been tested in humans, there is a high risk of failure. In addition, because chimeric targeting molecules are a relatively new class of product candidates, any failures or adverse outcomes in preclinical or clinical testing seen by other developers in this class could materially impact the success of our programs. We may never succeed in developing marketable products.

It is also possible that the results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Although product candidates may demonstrate promising results in preclinical studies and early clinical trials, they may not prove to be effective in subsequent clinical trials. For example, testing on animals occurs under different conditions than testing in humans and, therefore, the results of animal studies may not accurately predict human experience. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through preclinical studies and clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety, potency, purity and efficacy profile despite having progressed successfully through preclinical studies and/or initial clinical trials. Likewise, early, smaller-scale clinical trials may not be predictive of eventual safety or effectiveness in large-scale pivotal clinical trials. Many companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of potency or efficacy, insufficient durability of potency or efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that commence preclinical studies and clinical trials are never approved as products.

Additionally, we expect that the first clinical trials for our product candidates may be open-label studies, where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge.

Any preclinical studies or clinical trials that we may conduct may not demonstrate the safety, potency, purity and efficacy necessary to obtain regulatory approval to market our product candidates. If the results of our ongoing or future preclinical studies and clinical trials are inconclusive with respect to the safety, potency, purity and efficacy of our product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance or if there are safety concerns associated with our product candidates, we may be prevented or delayed in obtaining marketing approval for those product candidates. In some instances, there can be significant variability in safety, potency, purity or efficacy results between different preclinical studies and clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. While we have not yet initiated clinical trials for any of our product candidates, as is the case with all oncology drugs, it is likely that there may be side effects associated with their use. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. If that were to occur, or if other developers of similar chimeric targeting molecules were to find an unacceptable severity or prevalence of side effects with their candidates, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. Drug-related side effects could also affect patient recruitment or the ability of enrolled patients to complete an ongoing trial or result in potential product liability claims. Any of these occurrences may significantly harm our business, financial condition and prospects.

Further, our product candidates could cause undesirable side effects in clinical trials related to on-target toxicity. If on-target toxicity is observed or if our product candidates have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in early stage testing for treating cancer have later been found to cause side effects that prevented further development of the compound.

Drug development is a lengthy and expensive process with an uncertain outcome. We may incur unexpected costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

All of our product candidates are in preclinical development and their risk of failure is high. We are unable to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical studies that support our planned INDs in the United States or similar applications in other jurisdictions. We cannot be certain of the timely completion or outcome of our preclinical studies and cannot predict if the FDA or similar regulatory authorities outside the United States will allow us to commence our proposed clinical trials or if the outcome of our preclinical studies ultimately will support the further development of any of our product candidates.

Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to the timing and outcome. A failure of one or more clinical trials can occur at any stage of the process. We may experience numerous unforeseen events during or as a result of clinical trials, which could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

∎	delays in reaching, or the failure to reach, a consensus with regulators on clinical trial design or the inability to produce acceptable preclinical results to enable entry into human clinical trials;

∎

the supply or quality of our product candidates or other materials necessary to conduct clinical trials may be insufficient or inadequate, including as a result of delays in the testing, validation, manufacturing and delivery of product candidates to the clinical sites by us or by third parties with whom we have contracted to perform certain of those functions;

∎	delays in reaching, or the failure to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

∎	the failure of regulators or IRBs to authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

∎	difficulty in designing clinical trials and in selecting endpoints for diseases that have not been well studied and for which the natural history and course of the disease is poorly understood;

∎	the selection of certain clinical endpoints that may require prolonged periods of clinical observation or analysis of the resulting data;

∎

the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, participants may drop out of these clinical trials at a higher rate than we anticipate or fail to return for post-treatment follow-up or the failure to recruit suitable patients to participate in our clinical trials;

∎	our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or IRBs to suspend or terminate our clinical trials;

∎	we may have to suspend or terminate clinical trials of our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

∎	the third parties with whom we contract may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

∎

the requirement from regulators or IRBs that we or our investigators suspend or terminate clinical trials for various reasons, including noncompliance with regulatory requirements or unacceptable safety risks;

∎

clinical trials of our product candidates may produce negative or inconclusive results and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

∎	the cost of clinical trials of our product candidates may be greater than we anticipate;

∎

imposition of a clinical hold by regulatory authorities as a result of a serious adverse event, concerns with a class of product candidates or after an inspection of our clinical trial operations, trial sites or manufacturing facilities;

∎	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits; and

∎

disruptions caused by the evolving effects of the COVID-19 pandemic may increase the likelihood that we encounter these types of difficulties or delays in initiating, enrolling, conducting or completing our planned clinical trials.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

∎	be delayed in obtaining marketing approval for our product candidates, if at all;

∎	obtain approval for indications or patient populations that are not as broad as intended or desired;

∎	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

∎	be required to perform additional clinical trials to support marketing approval;

∎

have regulatory authorities withdraw or suspend their approval, or impose restrictions on distribution of a product candidate in the form of a modified risk evaluation and mitigation strategy, or REMS;

∎	be subject to additional post-marketing testing requirements or changes in the way the product is administered; or

∎	have our product removed from the market after obtaining marketing approval.

Our product development costs also will increase if we experience delays in preclinical studies or clinical trials or in obtaining marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates, or could allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates, which may harm our business, results of operations, financial condition and prospects.

Further, cancer therapies sometimes are characterized as first-line, second-line or third-line. The FDA often approves new oncology therapies initially only for third-line or later use, meaning for use after two or more other treatments have failed. When cancer is detected early enough, first-line therapy, usually hormone therapy, surgery, radiation therapy, immunotherapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second-line and third-line therapies are administered to patients when prior therapy is not effective. Our planned clinical trials for our lead product candidates CFT7455 and CFT8634 and other drug candidates will be with patients who have received one or more prior treatments and we expect that we would initially seek regulatory approval of these product candidates for second-line or third-line therapy. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval potentially as a first-line therapy, but any product candidates we develop, even if approved for second-line or third-line therapy, may not be approved for first-line therapy and, prior to seeking and/or receiving any approvals for first-line therapy, we may have to conduct additional clinical trials.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face, and will continue to face, competition from third parties that use protein degradation, antibody therapy, inhibitory nucleic acid, immunotherapy, gene editing or gene therapy development platforms and from companies focused on more traditional therapeutic modalities, such as small molecule inhibitors. The competition we face and will face is likely to come from multiple sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, government agencies and public and private research institutions.

We are aware of several biotechnology companies focused on developing product candidates based on small molecules for targeted protein degradation including Arvinas, Inc., Cullgen Inc., Nurix Therapeutics, Inc., Vividion Therapeutics, Inc. and Kymera Therapeutics, Inc., of which Arvinas, Inc. is in clinical development and the other companies are currently in preclinical development. Further, several large pharmaceutical companies have disclosed preclinical investments in this field, including Amgen, AstraZeneca plc, GlaxoSmithKline plc, Genentech, Inc. and Novartis International AG. In addition to competition from other protein degradation therapies, any products that we develop may also face competition from other types of therapies, such as small molecule, antibody, T cell or gene therapies.

Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our product candidates. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors, the scale of which could be difficult to compete against. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our product candidates. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product candidate that we may develop. Our competitors also may obtain FDA or other regulatory approval for their product candidates more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products. There are generic products currently on the market for certain of the indications that we are pursuing and additional products are expected to become available on a generic basis over the coming years. If our product candidates are approved, we expect that they will be priced at a significant premium over competitive generic products.

Our ability to use our net operating loss carryforwards and research and development tax credit carryforwards may be limited.

As of December 31, 2019, we had no federal net operating loss carryforwards and $8.2 million in state net operating loss carryforwards, which begin to expire in 2038. We may have federal net operating loss carryforwards in future years. Under legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, as modified by the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act, federal net operating losses generated after 2017, if any, will not expire and may be carried forward indefinitely, but the deductibility of such federal net operating losses (particularly those generated in tax years beginning after December 31, 2020) in tax years beginning after December 31, 2020, is limited. It is uncertain how various states will respond to the Tax Cuts and Jobs Act, the CARES Act or any newly enacted federal tax law. In addition, at the state level, there may be periods during which the use of net operating losses is suspended or otherwise limited, including a recent California franchise tax law change limiting the usability of California state net operating losses to offset taxable income in tax years beginning after 2019 and before 2023.

As of December 31, 2019, we also had federal and state research and development tax credit carryforwards of $0.4 million and $0.1 million, respectively, which begin to expire in 2039. These tax credit carryforwards could expire unused and be unavailable to offset our future income tax liabilities.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. In 2020, the Company completed a study of ownership changes from inception through May 31, 2020, which concluded that we experienced ownership changes as defined by Section 382 of the Code. However, there were no net operating loss carryforwards that were limited or expired unused. We may experience ownership changes in the future as a result of subsequent changes in our stock ownership, including this offering, some of which may be outside of our control. If we determine that an ownership change has occurred and our ability to use our historical net operating loss and tax credit carryforwards is materially limited, that would harm our future operating results by effectively increasing our future tax obligations.

We may not be able to file INDs to commence additional clinical trials on the timelines we expect and, even if we are able to, the FDA may not permit us to proceed.

We plan to submit an IND for CFT7455 in the fourth quarter of 2020 and for CFT8634 in the second half of 2021, but we may not be able to file these planned INDs on the timelines we expect. For example, we may experience manufacturing delays or other delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing us to commence clinical trials or that, once begun, issues will not arise that lead to the suspension or termination of our clinical trials. Additionally, even if the applicable regulatory authorities agree with the design and implementation of the clinical trials set forth in our INDs, we cannot guarantee that those regulatory authorities will not change their requirements in the future. These considerations apply to the INDs described above and also to new clinical trials we may submit as amendments to existing INDs or as part of new INDs in the future. Any failure to file INDs on the timelines we expect or to obtain regulatory approvals for our trials may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all.

If serious adverse events, undesirable side effects or unexpected characteristics are identified during the development of any product candidates we may develop, we may need to abandon or limit our further clinical development of those product candidates.

We have not evaluated any product candidates in human clinical trials. Moreover, we are not aware of any clinical trials using small molecules for targeted protein degradation, such as those developed using our TORPEDO platform. It is impossible to predict when or if any product candidates we may develop will prove safe in humans. There can be no assurance that any of the product candidates developed through our TORPEDO platform will not cause undesirable side effects, which could arise at any time during preclinical or clinical development.

A potential risk with product candidates developed through our TORPEDO platform, or in any protein degradation product candidate, is that healthy proteins or proteins not targeted for degradation will be degraded or that the degradation of the targeted protein in and of itself could cause adverse events, undesirable side effects or unexpected characteristics. There is also the potential risk of delayed adverse events following treatment using product candidates developed through our TORPEDO platform.

If any product candidates we develop are associated with serious adverse events or undesirable side effects or have other characteristics that are unexpected, we may need to abandon their development or limit development to certain uses or subpopulations in which the adverse events, undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. The occurrence of any of these sorts of events would have an adverse effect on our business, financial condition, results of operations and prospects. Many product candidates that initially showed promise in early-stage testing for treating cancer or other diseases have later been found to cause side effects that prevented further clinical development of the product candidates or limited their competitiveness in the market. For example, single agent BRAF inhibitors can cause a secondary malignancy called keratocanthoma, which is a skin cancer caused by paradoxical activation of BRAF upon inhibitor binding.

The results of preclinical studies may not be predictive of future results in later studies or trials. Initial success in clinical trials may not be indicative of results obtained when these trials are completed or in later stage clinical trials.

The results of preclinical studies may not be predictive of the results of clinical trials and the results of any early-stage clinical trials we commence in the future may not be predictive of the results of the later-stage clinical trials. In addition, initial success in clinical trials may not be indicative of results obtained when those trials are completed or in later stage clinical trials. In particular, the small number of patients in our planned early clinical trials may make the results of these trials less predictive of the outcome of later clinical trials. For example, even if successful, the results of the dose escalation portion of our future first-in-human Phase 1/2 clinical trials of CFT7455 and CFT8634 may not be predictive of the results of further clinical trials of these product candidates or any of our other product candidates. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. Our future clinical trials may not ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for product candidates proceeding through clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving encouraging results in earlier studies. Any setbacks of this nature in our clinical development could materially harm our business, financial condition, results of operations and prospects. In addition, we may conduct some of our clinical trials in a combination Phase 1/2 design and, if the Phase 1 portion of the trial is not successful, we will not be allowed to proceed into the Phase 2 portion of the trial.

If we experience delays or difficulties in the enrollment of patients in our clinical trials, our timelines for submitting for and receiving necessary marketing approvals could be delayed or prevented.

We may not be able to initiate clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials, as required by the FDA or similar regulatory authorities outside of the United States. We are preparing to advance CFT7455 into first-in-human Phase 1/2 clinical trials in MM and NHLs, including PTCL and MCL. In addition, we are planning to advance CFT8634 into first-in-human Phase 1/2 clinical trials in patients with synovial sarcoma or SMARCB1 deleted solid tumors. While we believe that we will be able to enroll a sufficient number of patients into each of these clinical trials, we cannot predict with certainty how difficult it will be to enroll patients for trials in these rare indications generally and during the COVID-19 pandemic, specifically. Our ability to identify and enroll eligible patients for CFT7455 and CFT8634 clinical trials may turn out to be limited or we may be slower in enrolling these trials than we anticipate. In addition, some of our competitors have ongoing clinical trials for product candidates that treat the same indications as our product candidates and, as a result, patients who would otherwise be eligible for our clinical trials may instead elect to enroll in clinical trials of our competitors’ product candidates. Patient enrollment in clinical trials is also affected by other factors including:

∎	the severity of the disease under investigation;

∎	the eligibility criteria for the trial in question;

∎	the perceived risks and benefits of the product candidates offered in the clinical trials;

∎	the efforts to facilitate timely enrollment in clinical trials;

∎	the patient referral practices of physicians;

∎	the burden on patients due to the scope and invasiveness of required procedures under clinical trial protocols, some of which may be inconvenient and/or uncomfortable;

∎	the ability to monitor patients adequately during and after treatment;

∎	the proximity and availability of clinical trial sites for prospective patients; and

∎

the impact of the current COVID-19 pandemic, which may affect the conduct of a clinical trial, including by slowing potential enrollment or reducing the number of eligible patients for clinical trials.

Our inability to enroll a sufficient number of patients for our planned clinical trials, or our inability to do so on a timely basis, would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may also result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.

The conclusions and analysis drawn from announced or published interim top-line and preliminary data from our clinical trials from time to time may change as more patient data become available. Further, all interim data that we provide remains subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim top-line or preliminary data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. In addition, preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being different, potentially in material ways, from the preliminary data we previously announced or published. As a result, interim and preliminary data should be viewed with caution until final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our reputation, business, financial condition, results of operations and prospects.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We may develop CFT7455 in combination with other drugs for MM. If the FDA or similar regulatory authorities outside of the United States do not approve these other drugs, revoke their approval of these other drugs or if safety, efficacy, manufacturing or supply issues arise with the drugs we choose to evaluate in combination with CFT7455, we may be unable to obtain approval of or market CFT7455.

Once a recommended dose is identified from the dose escalation portion of our first-in-human Phase 1/2 clinical trial of CFT7455 for the treatment of MM, we may conduct a portion of that clinical trial in combination with a dexamethasone inhibitor. We did not develop or obtain marketing approval for, nor do we manufacture or sell, any of the currently approved drugs that we may study in combination with CFT7455. If the FDA or similar regulatory authorities outside of the United States revoke their approval of the drug or drugs we intend to deliver in combination with CFT7455, we will not be able to market CFT7455 in combination with those revoked drugs.

If safety or efficacy issues arise with any of these drugs, we could experience significant regulatory delays and the FDA or similar regulatory authorities outside of the United States may require us to redesign or terminate certain of our clinical trials. If the drugs we use are replaced as the standard of care for the indications we choose for CFT7455, the FDA or similar regulatory authorities outside of the United States may require us to conduct additional clinical trials. In addition, if manufacturing or other issues result in a shortage of supply of the drugs with which we determine to combine with CFT7455, we may not be able to complete clinical development of CFT7455 on our current timeline or at all.

Even if CFT7455 were to receive marketing approval or be commercialized for use in combination with other existing drugs, we would continue to be subject to the risks that the FDA or similar regulatory authorities outside of the United States could revoke approval of the drug used in combination with CFT7455 or that safety, efficacy, manufacturing or supply issues could arise with these existing drugs.

Combination therapies are commonly used for the treatment of cancer and we would be subject to similar risks if we were to elect to develop any of our other product candidates for use in combination with other drugs or for indications other than cancer. This could result in our own products being removed from the market or being less successful commercially.

We may not be successful in our efforts to identify or discover additional potential product candidates.

While our two lead programs are focused on oncology targets, a key element of our strategy is to apply our TORPEDO platform to develop product candidates that address a broad array of targets and new therapeutic areas, such as neurodegeneration, diseases of aging and infectious disease. The therapeutic discovery activities that we are conducting may not be successful in identifying product candidates that are useful in treating cancer or other diseases. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

∎

potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be drugs that will receive marketing approval or achieve market acceptance;

∎	potential product candidates may not be effective in treating their targeted diseases; or

∎	the market size for the target indications of a potential product candidate may diminish over time due to improvements in the standard of care to the point that further development is not warranted.

Research programs to identify new product candidates require substantial technical, financial and human resources. We may choose to focus our efforts and resources on a potential product candidate that ultimately proves to be unsuccessful. If we are unable to identify suitable product candidates for preclinical and clinical development, we will not be able to obtain revenues from sale of products in future periods, which likely would result in significant harm to our financial position and adversely impact our stock price.

If we do not achieve our projected development goals in the time frames we announce and expect, the commercialization of our products may be delayed and, as a result, our stock price may decline.

From time to time, we may estimate the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of preclinical studies and clinical trials and the submission of regulatory filings. From time to time, we may publicly announce the expected timing of some of these milestones. Each of these milestones is and will be based on numerous assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, or at all, our revenue may be lower than expected, the commercialization of our products may be delayed or never achieved and, as a result, our stock price may decline.

Risks Related to Dependence on Third Parties

We expect to depend on collaborations with third parties for the research, development and commercialization of certain of the product candidates we may develop. If any of these collaborations are not successful, we may not be able to capitalize on the market potential of those product candidates.

We anticipate seeking third-party collaborators for the research, development and commercialization of some of our product candidates developed using our TORPEDO platform. Previously, we entered into the following collaboration agreements:

∎	a collaboration with Roche in December 2015, which we amended and restated in December 2018;

∎	a collaboration with Calico in March 2017; and

∎	a collaboration with Biogen in December 2018.

Our likely collaborators in any other collaboration arrangements we may enter into include large and mid-size pharmaceutical companies and biotechnology companies. If we were to enter into any collaboration arrangements with third parties, those arrangements will likely limit our control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of any product candidates we may seek to develop with them. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. We cannot predict the success of any collaboration in which we have entered or may enter.

Collaborations involving our research programs or any product candidates we may develop, including our existing collaborations with Roche, Calico and Biogen, pose the following risks to us:

∎

Collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations. For example, our collaborations with Roche, Biogen and Calico are each managed by a joint governance committee, which is composed of representatives from us and the applicable collaborator.

∎

Collaborators may not pursue development and commercialization of any product candidates we may develop or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator’s strategic focus or market considerations or available funding or external factors such as an acquisition or business combination that diverts resources or creates competing priorities. If this were to happen, we may need additional capital to pursue further development or commercialization of the applicable product candidates. For example, in June 2020, Roche notified us that they will not be electing to pursue further development of our EGFR program.

∎

Roche, Biogen and Calico have broad rights to select a limited number of targets for protein degradation development, so long as that target is not excluded by us under the terms of each collaboration and may select targets we are considering but have not taken sufficient action (e.g., internal development of, or steps toward partnering, such target) to exclude under the collaboration.

∎

Collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing.

∎

Collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours.

∎

Subject to certain diligence obligations, Collaborators with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products.

∎

Collaborators may not properly obtain, maintain, enforce or defend our intellectual property or proprietary rights or may use our proprietary information in a way that could jeopardize or invalidate our proprietary information or expose us to potential litigation. For example, Roche, Biogen and Calico have the first right to enforce and Roche also has the first right to defend, certain intellectual property rights under the applicable collaboration arrangement with respect to particular licensed programs and, although we may have the right to assume the enforcement and defense of such intellectual property rights if the collaborator does not, our ability to do so may be compromised by their actions.

∎

Collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in cases where that applies, we would not have the exclusive right to commercialize the collaboration intellectual property.

∎

Disputes may arise between our collaborators and us that result in the delay or termination of the research, development or commercialization of our products or product candidates or that result in costly litigation or arbitration that diverts management attention and resources.

∎	We may lose certain valuable rights under circumstances identified in our collaborations, including if we undergo a change of control.

∎

Collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates. For example, each of Roche, Biogen and Calico can terminate its agreement with us in its entirety or with respect to a specific target for convenience upon written notice ranging from 90 to 270 days’ notice or in connection with a material breach of the agreement by us that remains uncured for a specified period of time.

∎

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If a present or future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program under such collaboration could be delayed, diminished or terminated.

∎	Collaborators may be unable to maintain compliance with GLP and GCP requirements or to secure approval for clinical development plans from the FDA or foreign regulatory authorities.

∎	The amount of revenue we derive from our collaborations may be volatile on a quarterly basis.

If our collaborations do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us or elects not to pursue a program within a collaboration, we may not receive any future research funding or milestone or royalty payments under that collaboration or in respect of that terminated program. If we do not receive the funding we expect under these agreements, our development of product candidates could be delayed and we may need additional resources to develop our product candidates. In addition, if one of our collaborators terminates its agreement with us, we may find it more difficult to find a suitable replacement collaborator or attract new collaborators and our development programs may be delayed or the perception of us in the business and financial communities could be adversely affected. All of the risks relating to product development, marketing approval and commercialization described in this prospectus apply to the activities of our collaborators.

We may in the future decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of any product candidates we may develop. These and other similar relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business. In addition, we could face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Our ability to reach a definitive collaboration agreement will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of several factors. If we license rights to any product candidates we or our collaborators may develop, we may not be able to realize the benefit of those transactions if we are unable to successfully integrate them with our existing operations and company culture.

We may form or seek collaborations or strategic alliances or enter into additional licensing arrangements in the future and we may not realize the benefits of those collaborations, alliances or licensing arrangements.

We may form or seek strategic alliances, create joint ventures or collaborations or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop. For example, we may seek to enter into out-licensing arrangements to advance our CFT7455 product candidate in MM or other indications. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business.

In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process for these sorts of transactions is time-consuming, complex and expensive. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety, potency, purity and efficacy and obtain marketing approval. Additionally, our existing partners may decide to acquire or partner with other companies developing targeted protein degraders, which may have an adverse impact on our business prospects, financial condition and results of operations.

As a result, if we enter into additional collaboration agreements and strategic partnerships or license our product candidates, we may not be able to realize the benefit of those transactions if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business prospects, financial condition and results of operations. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies the entry into the transaction in the first place. Any delays in entering into new collaborations or strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications, which would harm our business prospects, financial condition and results of operations.

We expect to rely on third parties to conduct our future clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We expect to rely on CROs to conduct our planned first-in-human Phase 1/2 clinical trial programs for CFT7455 and CFT8634 and our other clinical trials as we currently do not plan to independently conduct clinical trials of our other product candidates. Our agreements with these CROs might terminate for a variety of reasons, including a failure to perform by the third parties. If we were ever to need to enter into alternative arrangements, we would experience delays in our product development activities.

Our reliance on CROs for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities for how these activities are performed. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols in the applicable IND. Moreover, the FDA requires compliance with standards, commonly referred to as GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected.

Further, these CROs may have relationships with other entities, some of which may be our peers or competitors. If the CROs with whom we work do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

Manufacturing pharmaceutical products is complex and subject to product loss for a variety of reasons. We contract with third parties for the manufacture of our product candidates for preclinical testing and clinical trials and expect to continue to do so for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or that we will not have the quantities we desire or require at an acceptable cost or quality or at the right time, which could delay, prevent or impair our development or commercialization efforts.

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely on and expect to continue to rely on CMOs, for both drug substance and finished drug product. This reliance on third parties may increase the risk that we will not have sufficient quantities of our product candidates or products or that we will not have the quantities we desire or require at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

We may be unable to establish agreements with CMOs or to do so on acceptable terms. Even if we are able to establish agreements with CMOs, reliance on third-party manufacturers entails additional risks, including:

∎	reliance on the third party for regulatory, compliance and quality assurance;

∎	the possible breach of the manufacturing agreement by the third party CMO;

∎	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

∎	the possible termination or non-renewal of the agreement by the third party at a time that is costly or inconvenient for us.

We have only limited technology transfer agreements in place with respect to our product candidates and these existing arrangements do not extend to commercial supply. We acquire many key materials on a purchase order basis. As a result, we do not have long-term committed arrangements with respect to our product candidates and other materials. If we receive marketing approval for any of our product candidates, we will need to establish an agreement for commercial manufacture with a third party.

Third-party manufacturers may not be able to comply with current good manufacturing practices, or cGMP, regulations or similar regulatory requirements outside of the United States. Our molecules are highly potent and, in the absence of additional safety data, they receive a high occupational exposure band, or OEB. These assigned OEBs dictate the contaminant and other precautions that must be taken as part of the manufacture of our product candidates. Our failure, or the failure of our CMOs, to comply with applicable regulations, including the ability of our CMOs to work with our highly potent materials and the safety protocols in connection therewith, could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. As a result, we may not obtain access to these facilities on a priority basis or at all. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure or delay in performance on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply or a second source for bulk drug substance. If our current CMOs cannot perform as agreed, we may be required to replace them. Although we believe that there are several potential alternative manufacturers who could manufacture our product candidates, we may incur added costs and delays in identifying and qualifying any replacement manufacturers or we may not be able to reach agreement with any alternative manufacturer. While we have identified alternate vendors for CFT7455 and CFT8634, switching vendors could result in significant additional costs of materials and significant delays to our operations.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

Additionally, we currently rely on single source suppliers for certain of the raw materials for our preclinical study and clinical trial supplies. If our current or future suppliers are unable to supply us with sufficient raw materials for our preclinical studies and clinical trials, we may experience delays in our development efforts as we locate and qualify new raw material manufacturers. These third-party manufacturers may incorporate their own proprietary processes into our product candidate manufacturing processes. We have limited control and oversight of a third party’s proprietary process and a third-party manufacturer may elect to modify its process without our consent or knowledge. These modifications could negatively impact our manufacturing, including product loss or failure that requires additional manufacturing runs or a change in manufacturer, both of which could significantly increase the cost of and significantly delay the manufacture of our product candidates.

As our product candidates progress through preclinical studies and clinical trials towards approval and commercialization, we expect that various aspects of the manufacturing process will be altered in an effort to optimize processes and results. These types of changes may require that we make amendments to our regulatory applications, which could further delay the timeframes under which modified manufacturing processes can be used for any of our product candidates.

In addition, as we advance our product candidates into later stage clinical trials and plan for the potential commercialization of our product candidates, we may determine that it is necessary or appropriate to bring on additional suppliers of drug product and/or drug substance, which could result in changes to the manufacturing processes for our product candidates and may require us to provide additional information to regulatory authorities. If we were to bring on additional CMOs for our product candidates, we may also be required to conduct additional bridging studies or trials, all of which take would require additional time and expense.

Risks Related to the Commercialization of Our Product Candidates

Even if any of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any of our product candidates receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current cancer treatments, such as chemotherapy and radiation therapy, are well-established in the medical community, and doctors may continue to rely on these treatments. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant revenue from product sales and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

∎	the efficacy and potential advantages compared to alternative treatments;

∎	the prevalence and severity of any side effects, in particular compared to alternative treatments;

∎	our ability to offer our products for sale at competitive prices;

∎	the convenience and ease of administration compared to alternative treatments;

∎	the willingness of the target patient population to try new therapies and of physicians treating these patients to prescribe these therapies;

∎	the strength of marketing, sales and distribution support;

∎	the availability of third-party insurance coverage and adequate reimbursement;

∎	the timing of any marketing approval in relation to other product approvals;

∎	support from patient advocacy groups; and

∎	any restrictions on the use of our products together with other medications.

As a company, we currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, if approved, we may not be able to generate product revenue.

As a company, we currently have no sales, marketing or distribution capabilities and have no experience in marketing products. We intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

If we are unable or decide not to establish internal sales, marketing and distribution capabilities, we will pursue arrangements with third-party sales, marketing and distribution collaborators regarding the sales and marketing of our products, if approved. However, there can be no assurance that we will be able to establish or maintain these types of arrangements on favorable terms or if at all, or if we are able to do so, that these third-party arrangements will provide effective sales forces or marketing and distribution capabilities. Any revenue we receive will depend upon the efforts of these third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of these third parties and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates.

There can be no assurance that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or overseas.

The market opportunities for our product candidates may be relatively small as we expect that they will initially be approved only for those patients who are ineligible for or have failed prior treatments. In addition, our estimates of the prevalence of our target patient populations may be inaccurate.

Our product candidates may target cancer, but cancer therapies are sometimes characterized as first-line, second-line, third-line or subsequent line, and the FDA often approves new therapies initially only for a particular line of use. When cancer is detected early enough, first-line therapy is sometimes adequate to cure the cancer or prolong life without a cure. Whenever first-line therapy, usually chemotherapy, antibody drugs, tumor-targeted small molecules, immunotherapy, hormone therapy, radiation therapy, surgery, other targeted therapies or a combination of these therapies, proves unsuccessful, second-line therapy may be administered. Second-line therapies often consist of more chemotherapy, radiation, antibody drugs, tumor-targeted small molecules or a combination of these. Third-line therapies can include chemotherapy, antibody drugs and small molecule tumor-targeted therapies, more invasive forms of surgery and new technologies. We expect initially to seek approval of our product candidates in most instances as a second- or third-line therapy, for use in patients with relapsed or refractory cancer. Subsequently, for those product candidates that prove to be sufficiently safe and beneficial, if any, we would expect to seek approval as a second-line therapy and potentially as a first-line therapy, but there is no guarantee that any of our product candidates, even if approved as a second or third or subsequent line of therapy, would subsequently be approved for an earlier line of therapy. Further, it is possible that, prior to getting any approvals for our product candidates in earlier lines of treatment, we might have to conduct additional clinical trials.

Our projections of both the number of people who have the cancers we are targeting, who may have their tumors genetically sequenced, as well as the subset of people with these cancers in a position to receive a particular line of therapy and who have the potential to benefit from treatment with our product candidates, are based on our reasonable beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research and may prove to be incorrect. Further, new therapies may change the estimated incidence or prevalence of the cancers that we are targeting. Consequently, even if our product candidates are approved for a second or third-line of therapy, the number of patients that may be eligible for treatment with our product candidates may turn out to be much lower than expected. In addition, we have not yet conducted market research to determine how treating physicians would expect to prescribe a product that is approved for multiple tumor types if there are different lines of approved therapies for each of those tumor types.

Even if we receive marketing approval of any of our product candidates, our products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm our business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, which would negatively impact the revenues, if any, we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more of our product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize any product candidates successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government healthcare programs, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, government authorities and third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for any product that we commercialize and, even if these are available, the level of reimbursement may not be satisfactory. Reimbursement may affect the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs. In addition, coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside of the United States. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have an adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if or when we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

∎	decreased demand for any product candidates or products that we may develop;

∎	termination of clinical trials;

∎	withdrawal of marketing approval, recall, restriction on the approval or a “black box” warning or contraindication for an approved drug;

∎	withdrawal of clinical trial participants;

∎	significant costs to defend the related litigation;

∎	substantial monetary awards to trial participants or patients;

∎	loss of revenue;

∎	injury to our reputation and significant negative media attention;

∎	reduced resources of our management to pursue our business strategy; and

∎	the inability to commercialize any products that we may develop.

As a preclinical company, we do not currently hold product liability insurance coverage. We will need to purchase product liability insurance coverage as we initiate our clinical trials, as we expand our clinical trials and if and when we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our technology and products or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, our ability to successfully commercialize our technology and products may be impaired and we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect our intellectual property and prevent others from exploiting our pipeline drug product candidates, any future drug product candidates we may develop and our platform technologies, as well as the use or manufacture of our current or future drug product candidates.

Our commercial success depends in part on our ability to obtain and maintain patent and other proprietary protection in the United States and other countries with respect to our proprietary technology and products. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and product candidates. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Moreover, the patent applications we own, co-own or license may fail to result in issued patents in the United States or in other foreign countries.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of the biopharmaceutical industry generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned, co-owned or licensed patents or pending patent applications, or that we were the first inventors to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued that protect our technology or products, in whole or in part, or that effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Our owned, co-owned and licensed patent estate consists principally of patent applications, many of which are at an early stage of prosecution. Even if our owned, co-owned and licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned, co-owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned, co-owned and licensed patents or patents obtained by our collaborators may be challenged in the courts or patent offices in the United States and abroad. These challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting our drug product candidates might expire before or shortly after they are commercialized. As a result, our owned, co-owned and licensed patent portfolio, or that of our collaborators, may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Changes in patent laws or patent jurisprudence could diminish the value of our patents in general or increase third party challenges to our patents, thereby impairing our ability to protect our product candidates.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law and made a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The United States Patent and Trademark Office, or the USPTO, developed new regulations and procedures to govern administration of the Leahy-Smith Act and many of the substantive changes to patent law associated with the Leahy-Smith Act, including the first-inventor-to-file provisions, became effective on March 16, 2013. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have an adverse effect on our business and financial condition. The first-to-file provision of the Leahy-Smith Act requires us to act promptly during the period from invention to filing of a patent application. However, even with the intention to act promptly, circumstances could prevent us from promptly filing or prosecuting patent applications on our inventions. The Leahy-Smith Act also enlarged the scope of disclosures that qualify as prior art, which can impact our ability to receive patent protection for an invention.

The Leahy-Smith Act created, for the first time, new procedures under which third parties may challenge issued patents in the United States, including post-grant review, inter partes review and derivations proceedings, all of which are adversarial proceedings conducted at the USPTO. Since the effectiveness of the Leahy-Smith Act, some third parties have been using these types of actions to seek and achieve the cancellation of selected or all claims of issued patents of their competitors. Under the Leahy-Smith Act, for a patent with a priority date of March 16, 2013 or later (which is the case for all of our patent filings), a third party can file a petition for post-grant review at any time during a nine-month window commencing at the time of issuance of the patent. In addition, for a patent with a priority date of March 16, 2013 or later, a third party can file a petition for inter partes review after the nine-month period for filing a post-grant review petition has expired. Post-grant review proceedings can be brought on any ground of challenge, whereas inter partes review proceedings can only be brought to raise a challenge based on published prior art. Under applicable law, the standard of review for these types of adversarial actions at the USPTO are conducted without the presumption of validity afforded to U.S. patents, which is the standard that applies if a third party were to seek to invalidate a patent through a lawsuit filed in the U.S. federal courts. The USPTO issued a Final Rule on November 11, 2018 announcing that it will now use the same claim construction currently used in the U.S. federal courts—which is the plain and ordinary meaning of words used—to interpret patent claims in these USPTO proceedings. As a result of this regulatory landscape, if any of our patents are challenged by a third party in a USPTO proceeding of this nature, there is no guarantee that we will be successful in defending the challenged patent, which could result in our losing rights under the challenged patent in part or in whole.

As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights, or those of our collaborators, are highly uncertain, which could have an adverse effect on our business, financial condition, results of operations and prospects.

We may become involved in lawsuits to protect or enforce our patents, the patents of our licensors or other intellectual property, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our issued patents, the patents of our licensors or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive, time-consuming and unpredictable. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours or our licensors or collaborators is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Even if we successfully assert our patents, a court may not award remedies that sufficiently compensate us for our losses.

We may need to license intellectual property from third parties and licenses of this nature may not be available or may not be available on commercially reasonable terms.

A third party may hold intellectual property, including patent rights, that are important or necessary to the development of our products. It may, therefore, be necessary for us to use the patented or proprietary technology of a third party to commercialize our own technology or products, in which case we would be required to obtain a license from that third party. A license to that intellectual property may not be available or may not be available on commercially reasonable terms, which could have an adverse effect on our business and financial condition.

The licensing and acquisition of third-party intellectual property rights is a competitive practice. Companies that may be more established or have greater resources than we do may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater clinical development and commercialization capabilities. We may not be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have an adverse effect on the success of our business.

Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the biopharmaceutical industry, as well as administrative proceedings for challenging patents, including interference, reexamination and inter partes review proceedings before the USPTO and oppositions and other comparable proceedings in foreign jurisdictions.

We may become party to or threatened with future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference, derivation, reexamination or inter partes review proceedings before the USPTO. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. As the bio-pharmaceutical industry expands and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. There may be third-party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our drug candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents.

If we are found by a court of competent jurisdiction to infringe a third party’s intellectual property rights, we could be required to obtain a license from the applicable third party intellectual property holder to continue developing and marketing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

A number of other companies, as well as universities and other organizations, file and obtain patents in the same areas as our products, which are targeted protein degraders, and these patent filings could be asserted against us or our collaborators in the future, which could have an adverse effect on the success of our business and, if successful, could lead to expensive litigation that could affect the profitability of our products and/or prohibit the sale or use of our products.

Our MonoDAC and BiDAC product candidates are pharmaceutical small molecule targeted protein degraders. A number of companies and institutions have patent applications and issued patents in this general area, such as, for example, Arvinas, Inc.; Kymera Therapeutics, LLC.; the Dana-Farber Cancer Institute and its Center for Protein Degradation; Foghorn Therapeutics, Inc.; Nurix Therapeutics, Inc.; Roche; Novartis AG; Amgen Inc.; AstraZeneca PLC; GlaxoSmithKline PLC and others. If any of these companies or institutions or others not included in this list were to assert that one of its patents is infringed by any product we might develop or its use or manufacture, we or our collaborators may be drawn into expensive litigation, which could adversely affect our business prospects, financial condition and results of operations, require extensive time from and cause the distraction of members of our management team and employees at large. Further, if litigation of this nature were successful, that could have a material and adverse effect on the profitability of our products or prohibit their sale. We may not be aware of patent claims that are currently or may in the future be pending that could affect our business or products. Patent applications are typical published between six and eighteen months from filing and the presentation of new claims in already pending applications can sometimes not be visible to the public, which would include us, for a period of time. In addition, even after a patent application is publicly available, we may not yet have seen that patent application and may, therefore, not be aware of the claims or scope of filed and published patent applications. As a result, we cannot provide any assurance that a third party practicing in the general area of our technology will not present or has not presented a patent claim that covers one or more of our products or their methods of use or manufacture. If that were to occur, we or our collaborators, as applicable, may have to take steps to try to invalidate the applicable patent or application and, in a situation of that nature, we or our collaborators may either choose not to do so or our attempt may not be successful. If we determine that we require a license to a third party’s patent or patent application, we may discover that a license may not be available on reasonable terms, or at all.

Our products are subject to The Drug Price Competition and Patent Term Restoration Act of 1984, which is also referred to as the Hatch Waxman Act, in the United States, which can increase the risk of litigation with generic companies trying to sell our products and may cause us to lose patent protection.

Because our clinical candidates are pharmaceutical molecules that will be reviewed by the Center for Drug Evaluation and Research, CDER, of the FDA, after commercialization they will be subject in the United States to the patent litigation process of the Hatch-Waxman Act, as amended to date, which allows a generic company to submit an Abbreviated New Drug Application, or ANDA, to the FDA to obtain approval to sell a generic version of our drug using bioequivalence data only. Under amendments made to the Hatch-Waxman Act, we will have the opportunity to list our patents that cover our drug products or their respective methods of use in the FDA’s compendium of “Approved Drug Products with Therapeutic Equivalence Evaluation,” sometimes referred to as the FDA’s Orange Book.

Currently, in the United States, the FDA may grant five years of exclusivity for new chemical entities, or NCEs, which are drugs that contain no active portion that has been approved by the FDA in any other NDA. We expect that all of our products will qualify as NCEs. A generic company can submit an ANDA to the FDA four years after approval of any of our drug products. The submission of an ANDA by a generic company is considered a technical act of patent infringement. The generic company can certify that it will wait until the natural expiration date of our listed patents to sell a generic version of our product or can certify that one or more of our listed patents are invalid, unenforceable or not infringed. If the generic manufacturer elects the latter, we will have 45 days to bring a patent infringement lawsuit against the generic company. If we were to do so, that would likely initiate a challenge to one or more of our Orange Book listed patents based on arguments from the generic manufacturer that our listed patents are invalid, unenforceable or not infringed. Under amendments to the Hatch-Waxman Act, if a lawsuit is brought, the FDA is prevented from issuing a final approval on the generic drug until 30 months after the end of the data exclusivity period (7.5 years) or a final decision of a court holding that our asserted patent claims are invalid, unenforceable or not infringed. If we do not properly list our relevant patents in the Orange Book or if we fail to file a lawsuit in response to a certification from a generic company under an ANDA in a timely manner, or if we do not prevail in the resulting patent litigation, we can lose our ability to benefit from a proprietary market based on patent protection covering our drug products and we may find that physicians will switch to prescribing and dispensing generic versions of our drug products. Further, even if we were to list our relevant patents in the Orange Book correctly, bring a lawsuit in a timely manner and prevail in that lawsuit, the generic litigation may come at a significant cost to us, both in terms of attorneys’ fees and employee time and distraction over a long period. Further, it is common for more than one generic company to try to sell an innovator’s drug at the same time and, as a result, we may face the cost and distraction of multiple lawsuits from generic manufacturers at the same time. We may also determine that it is necessary to settle these types of lawsuits in a manner that allows the generic company to enter our market prior to the expiration of our patent or otherwise in a manner that adversely affects the strength, validity or enforceability of our patents.

A number of pharmaceutical companies have been the subject of intense review by the U.S. Federal Trade Commission or a corresponding agency in another country based on how they have conducted or settled patent litigation related to pharmaceutical products. In fact, certain reviews have led to an allegation of an anti-trust violation, sometimes resulting in a fine or loss of rights. We cannot be sure that we would not also be subject to a review of this nature or that the result of a review of this nature would be favorable to us, or that any review of this nature would not result in a fine or penalty.

The U.S. Federal Trade Commission, or FTC, has brought a number of lawsuits in federal court in the past few years to challenge ANDA litigation settlements reached between innovator companies and generic companies as anti-competitive. As an example, the FTC has taken an aggressive position that anything of value is a payment, whether money is paid or not. Under their approach, if an innovator, as part of a patent settlement, agrees not to launch or delay its launch of an authorized generic during the 180-day period granted to the first generic company to challenge an Orange Book listed patent covering an innovator drug, or negotiates a delay in entry without payment, the FTC may consider it an unacceptable reverse payment. Companies in the pharmaceutical industry have argued that these types of agreements are rational business decisions entered into by drug innovators as a way to address risk and that these settlements should, therefore, be immune from antitrust attack if the terms of the settlement are within the scope of the exclusionary potential of the patent. In 2013, the U.S. Supreme Court in a five-to-three decision in FTC v. Actavis, Inc. rejected both the pharmaceutical industry’s and FTC’s arguments with regard to so-called reverse payments. Instead, the Supreme Court held that whether a “reverse payment” settlement involving the exchange of consideration for a delay in entry is subject to an anti-competitive analysis depends on five considerations: (a) the potential for genuine adverse effects on competition; (b) the justification of payment; (c) the patentee’s ability to bring about anti-competitive harm; (d) whether the size of the payment is a workable surrogate for the patent’s weakness; and (e) that antitrust liability for large unjustified payments does not prevent litigating parties from settling their lawsuits, for example, by allowing the generic drug to enter the market before the patent expires on the branded drug without the patentee paying the generic manufacturer. Further, whether a reverse payment is justified depends upon its size, scale in relation to the patentee’s anticipated future litigation costs, and independence from other services for which it might represent payment (as was the case in Actavis), as well as the lack of any other convincing justification. The Supreme Court instead held that reverse payment settlements can potentially violate antitrust laws and are subject to the standard antitrust rule-of-reason analysis, with the burden of proving that an agreement is unlawful on the FTC. In reaching this decision, the Supreme Court left to the lower courts the structuring of this rule of reason analysis.

If we are faced with drug patent litigation, including Hatch-Waxman litigation with a generic company, we could be faced with an FTC challenge of this nature, which challenge could impact how or whether we settle the case and, even if we strongly disagree with the FTC’s position, we could face a significant expense or penalty. Any litigation settlements we enter into with generic companies under the Hatch-Waxman Act could also be challenged by third-party payors such as insurance companies, direct purchasers or others who consider themselves adversely affected by the settlement. These kinds of follow-on lawsuits, which may be class action suits, can be expensive and can continue over multiple years. If we were to face lawsuits of this nature, we may not be successful in defeating these claims and we may, therefore, be subject to large payment obligations, which we may not be able to satisfy in whole or in part.

We may not be able to obtain patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 in the United States and, as a result, our product candidates, if approved, may not have patent protection for a sufficient period.

In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits one patent term extension of up to five years beyond the normal expiration of one patent per product, which if related to a method of treatment patent, is limited to the approved indication. The length of the patent term extension is typically calculated as one-half of the clinical trial period plus the entire period of time during the review of the NDA by the FDA, minus any time of delay by us during these periods. There is also a limit on the patent term extension to a term that is no greater than fourteen years from drug approval. Therefore, if we select and are granted a patent term extension on a recently filed and issued patent, we may not receive the full benefit of a possible patent term extension, if at all. We might also not be granted a patent term extension at all, because of, for example, our failure to apply within the applicable period, failure to apply prior to the expiration of relevant patents or other failure to satisfy any of the numerous applicable requirements. Moreover, the applicable authorities, including the FDA and the USPTO in the United States and any equivalent regulatory authority in other countries, may not agree with our assessment of whether extensions of this nature are available and may refuse to grant extensions to our patents or may grant more limited extensions than we request. If this occurs, our competitors may be able to obtain approval of competing products following our patent expiration by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case. If this were to occur, it could have an adverse effect on our ability to generate product revenue.

In 1997, as part of the Food & Drug Administration Modernization Act, or FDAMA, Congress enacted a law that provides incentives to drug manufacturers who conduct studies of drugs in children. The law, which provides six-months exclusivity in return for conducting pediatric studies, is referred to as the “pediatric exclusivity provision.” If we were to conduct clinical trials that comply with the FDAMA, we could receive an additional six-month term added to our regulatory data exclusivity period and on the patent term extension period, if received, on our product. However, if we choose not to carry out pediatric studies that comply with the FDAMA, or carry out studies that are not accepted by the FDA for this purpose, we would not receive this additional six-month exclusivity extension to our data exclusivity or our patent term extension.

In Europe, supplementary protection certificates are available to extend a patent term up to five years to compensate for patent term lost during regulatory review, and this period can be extended to five and a half years if data from clinical trials is obtained in accordance with an agreed Pediatric Investigation Plan. Although all countries in Europe must provide supplementary protection certificates, there is no unified legislation among European countries and, as a result, drug developers must apply for supplementary protection certificates on a country-by-country basis. As a result, a company may need to expend significant resources to apply for and receive these certificates in all relevant countries and may receive them in some, but not all, countries, if at all.

Weakening patent laws and enforcement by courts in the United States and foreign countries may impact our ability to protect our markets.

The U.S. Supreme Court has issued opinions in patent cases in the last few years that many consider may weaken patent protection in the United States, either by narrowing the scope of patent protection available in certain circumstances, holding that certain kinds of innovations are not patentable or generally otherwise making it easier to invalidate patents in court. Additionally, there have been recent proposals for additional changes to the patent laws of the United States and other countries that, if adopted, could impact our ability to obtain patent protection for our proprietary technology or our ability to enforce our proprietary technology. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed. For example, we could become a party to foreign opposition proceedings, such as at the European Patent Office, or patent litigation and other proceedings in a foreign court. If so, uncertainties resulting from the initiation and continuation of such proceedings could have an adverse effect on our ability to compete in the market place. The cost of foreign adversarial proceedings can also be substantial, and in many foreign jurisdictions, the losing party must pay the attorney fees of the winning party.

We may be subject to claims by third parties asserting that we, our employees, consultants or contractors have misappropriated the applicable third party’s intellectual property or claiming ownership of what we regard as our own intellectual property.

We employ individuals who were previously employed at universities as well as other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We have received confidential and proprietary information from collaborators, prospective licensees and other third parties. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these employees or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. We may not be successful in defending these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of or right to use valuable intellectual property. Even if we are successful, litigation could result in substantial cost and reputational loss and be a distraction to our management and other employees.

In addition, while it is our policy to require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning any resulting intellectual property to us, we may be unsuccessful in executing an agreement to that effect with each party who in fact develops intellectual property that we regard as our own. Assignment agreements of this nature may not be self-executing or may be breached and we may be forced to bring claims against third parties or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. In addition, an employee or contractor could create an invention but not inform us of it, in which case we could lose the benefit of the invention and the employee or contractor may leave to develop the invention elsewhere.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Litigation or proceedings of this nature could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of litigation or proceedings of this nature more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

Obtaining and maintaining patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent offices and the protection of our patents could be reduced or eliminated if we fail to comply with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and patent offices in foreign countries in several stages over the lifetime of the patent. The USPTO and patent offices in foreign countries require compliance with many procedural, documentary, fee payment and other requirements during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of a patent or patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have an adverse effect on our business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. These agreements may not effectively prevent disclosure of confidential information nor result in the effective assignment to us of intellectual property and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover our trade secrets and proprietary information. In that case, we could not assert any trade secret rights against that third party. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming and the outcome of a dispute of this nature is inherently unpredictable. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights and our failure to obtain or maintain trade secret protection could adversely affect our competitive business position. In addition, some courts outside of the United States are less willing or unwilling to protect trade secrets. The Defend Trade Secrets Act of 2016 is a U.S. federal law that allows an owner of a trade secret to sue in federal court when its trade secret has been misappropriated. Congress passed this law in an attempt to strengthen the rights of trade secret owners whose valuable assets are taken without authorization. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate them, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We only have limited geographical protection with respect to certain of our patents and we may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents covering our product candidates in all countries throughout the world would be prohibitively expensive. As a result, our intellectual property rights in some countries outside the United States can be less extensive than the protection we might have in the United States. In-licensing patents covering our product candidates in all countries throughout the world may similarly be prohibitively expensive, if these in-licensing opportunities are available to us at all. Further, in-licensing or filing, prosecuting and defending patents even in only those jurisdictions in which we develop or commercialize our product candidates may be prohibitively expensive or impractical. Competitors may use our and our licensors’ technologies in jurisdictions where we have not obtained patent protection or licensed patents to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors have patent protection, but enforcement is not as strong as that in the United States or the European Union. These products may compete with our product candidates, and our or our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

In addition, we may decide to abandon national and regional patent applications while they are still pending. The grant proceeding of each national or regional patent is an independent proceeding that may lead to situations in which applications may be rejected by the relevant patent office, while substantively similar applications are granted by others. For example, relative to other countries, China has a heightened detailed description requirement for patentability. Further, generic drug manufacturers or other competitors may challenge the scope, validity or enforceability of our or our licensors’ patents, requiring us or our licensors to engage in complex, lengthy and costly litigation or other proceedings. Generic drug manufacturers may develop, seek approval for and launch generic versions of our products. It is also quite common that depending on the country, the scope of patent protection may vary for the same product candidate or technology.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or regulations in the United States and the European Union, and many companies have encountered significant difficulties in protecting and defending proprietary rights in such jurisdictions. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets or other forms of intellectual property, which could make it difficult for us to prevent competitors in some jurisdictions from marketing competing products in violation of our proprietary rights generally.

Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, are likely to result in substantial costs and divert our efforts and attention from other aspects of our business and could additionally put our or our licensors’ patents at risk of being invalidated or interpreted narrowly, could increase the risk of our or our licensors’ patent applications not issuing or could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, while damages or other remedies may be awarded to the adverse party, which may be commercially significant. If we prevail, damages or other remedies awarded to us, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Further, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in these countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all of our expected significant foreign markets. If we or our licensors encounter difficulties in protecting or are otherwise precluded from effectively protecting the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition in those jurisdictions.

In some jurisdictions, compulsory licensing laws compel patent owners to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties under patents relevant to our business, or if we or our licensors are prevented from enforcing patent rights against third parties, our competitive position may be substantially impaired in such jurisdictions.

Risks Related to Regulatory Matters

The regulatory approval processes of the FDA and foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable and, if we are ultimately unable to obtain marketing approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained marketing approval for any product candidate and it is possible that none of our existing product candidates, or any product candidates we may seek to develop in the future, will ever obtain marketing approval.

Our product candidates could fail to receive marketing approval for many reasons, including the following:

∎	the FDA may disagree with the design or implementation of our clinical trials;

∎	we may be unable to demonstrate to the satisfaction of the FDA that a product candidate is safe and effective for its proposed indication;

∎	results of clinical trials may not meet the level of statistical significance required by the FDA for approval;

∎	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

∎	the FDA may disagree with our interpretation of data from preclinical studies or clinical trials;

∎

data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA to the FDA or other submission or to obtain marketing approval in the United States;

∎	the FDA may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

∎	the approval policies or regulations of the FDA may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations and prospects. The FDA has substantial discretion in the approval process and determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

Even if we obtain FDA approval for any of our product candidates in the United States, we may never obtain approval for or commercialize any of them in any other jurisdiction, which would limit our ability to realize their full market potential.

In order to market any products in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy.

Approval by the FDA in the United States does not ensure approval by regulatory authorities in other countries or jurisdictions. However, the failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval elsewhere. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country.

Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and increased costs for us and require additional preclinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. We do not have any product candidates approved for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of any product we develop will be unrealized.

Even if we receive regulatory approval of any product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

If any of our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. In addition, we will be subject to continued compliance with cGMP and GCP requirements for any clinical trials that we conduct post-approval.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA, other marketing application and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS program as a condition of approval of our product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Comparable foreign regulatory authorities may also have programs similar to REMS. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports and registration.

The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

∎	restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary or mandatory product recalls;

∎	fines, warning letters or holds on clinical trials;

∎	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

∎	product seizure or detention or refusal to permit the import or export of our product candidates; and

∎	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability. However, physicians may, in their independent medical judgment, prescribe legally available products for off-label uses. The FDA does not regulate the behavior of physicians in their choice of treatments but the FDA does restrict manufacturer’s communications on the subject of off-label use of their products. The policies of the FDA and of comparable foreign regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

A Breakthrough Therapy designation by the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek Breakthrough Therapy designation for our CFT7455 and CFT8634 product candidates and some or all of our future product candidates. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA may also be eligible for other expedited approval programs, including accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to candidate products considered for approval under non-expedited FDA review procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the product no longer meets the conditions for qualification. Thus, even though we intend to seek Breakthrough Therapy designation for CFT7455 and CFT8634 and some or all of our future product candidates for the treatment of various cancers, there can be no assurance that we will receive breakthrough therapy designation.

A Fast Track designation by the FDA, even if granted for CFT7455 and/or CFT8634, or any of our other current or future product candidates, may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that our product candidates will receive marketing approval.

We may seek Fast Track designation for one or more of our future product candidates. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA Fast Track designation for a particular indication. We may seek Fast Track designation for CFT7455 and/or CFT8634 and certain of our future product candidates, but there is no assurance that the FDA will grant this status to any of our proposed product candidates. Marketing applications filed by sponsors of products in Fast Track development may qualify for priority review under the policies and procedures offered by the FDA, but the Fast Track designation does not assure any such qualification or ultimate marketing approval by the FDA. The FDA has broad discretion whether or not to grant Fast Track designation, so even if we believe a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if we do receive Fast Track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a Fast Track designation does not provide assurance of ultimate FDA approval. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program. In addition, the FDA may withdraw any Fast Track designation at any time.

If we decide to seek Orphan Drug Designation for any of our current or future product candidates, we may be unsuccessful or may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for supplemental market exclusivity.

We may seek Orphan Drug Designation for one or more of our current or future product candidates. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug in the United States will be recovered from sales in the United States for that drug. In the United States, Orphan Drug Designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. After the FDA grants Orphan Drug Designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan Drug Designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including an NDA, to market the same drug for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. As a result, even if one of our product candidates receives orphan exclusivity, the FDA can still approve other drugs that have a different active ingredient for use in treating the same indication or disease. Further, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product.

We may seek orphan drug designation for CFT7455, CFT8634 and some or all of our other current or future product candidates in additional orphan indications in which there is a medically plausible basis for the use of these product candidates. Even when we obtain Orphan Drug Designation, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if we, through our manufacturer, are unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In addition, although we intend to seek orphan drug designation for other product candidates, we may never receive these designations. For example, the FDA has expressed concerns regarding the regulatory considerations for orphan drug designation as applied to tissue agnostic therapies, and the FDA may interpret the Federal Food, Drug and Cosmetic Act, and regulations promulgated thereunder, in a way that limits or blocks our ability to obtain orphan drug designation or orphan drug exclusivity, if our product candidates are approved, for our targeted indications.

Accelerated approval by the FDA, even if granted for CFT7455 and/or CFT8634, or any other current or future product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

We plan to seek accelerated approval of CFT7455 and CFT8634 and may seek approval of future product candidates using the FDA’s accelerated approval pathway. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Even if we do receive accelerated approval, we may not experience a faster development or regulatory review or approval process. Further, receiving accelerated approval does not provide assurance of ultimate full FDA approval.

Our relationships with customers, physicians and third-party payors are subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws and other healthcare laws and regulations. If we are unable to comply or have not fully complied with these laws, we could face substantial penalties.

Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors subject us to various federal and state fraud and abuse laws and other healthcare laws that may constrain the business or financial arrangements and relationships through which we research, sell, market and distribute our product candidates, if we obtain marketing approval. In particular, the research of our product candidates, as well as the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business or financial arrangements. The applicable federal, state and foreign healthcare laws and regulations laws that may affect our ability to operate include, but are not limited to those listed under the section titled “Business—Governmental Regulations” in this prospectus.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm and the curtailment or restructuring of our operations. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Even if resolved in our favor, litigation or other legal proceedings relating to healthcare laws and regulations may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development, manufacturing, sales, marketing or distribution activities. Uncertainties resulting from the initiation and continuation of litigation or other proceedings relating to applicable healthcare laws and regulations could have an adverse effect on our ability to compete in the marketplace.

The successful commercialization of our product candidates in the United States will depend in part on the extent to which third-party payors, including governmental authorities and private health insurers, provide coverage and adequate reimbursement levels, as well as implement pricing policies favorable for our product candidates. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States and in other countries, patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. The availability of coverage and adequacy of reimbursement for our products by third-party payors, including government health care programs (e.g., Medicare, Medicaid or TRICARE), managed care providers, private health insurers, health maintenance organizations and other organizations is essential for most patients to be able to afford medical services and pharmaceutical products such as our product candidates. Third-party payors decide which medications they will pay for and establish reimbursement levels.

In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS. CMS decides whether and to what extent our products will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Factors payors consider in determining reimbursement are based on whether the product is:

∎	a covered benefit under its health plan;

∎	safe, effective and medically necessary;

∎	appropriate for the specific patient;

∎	cost-effective; and

∎	neither experimental nor investigational.

Our ability to successfully commercialize our product candidates will depend in part on the extent to which coverage and adequate reimbursement for our products and related treatments will be available from third-party payors. Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. If coverage and adequate reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment. A decision by a third-party payor not to cover or not to separately reimburse for our medical products or therapies using our products could reduce physician utilization of our products once approved. We cannot be sure that coverage and reimbursement in the United States will be available for our current or future product candidates or for any procedures using our current or future product candidates, and any reimbursement that may become available may not be adequate or may be decreased or eliminated in the future.

In the United States, no uniform policy for coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for our products can differ significantly from payor to payor. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product. Third-party payors may also limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication. We cannot be sure that coverage and reimbursement will be available for or accurately estimate the potential revenue from our product candidates or assure that coverage and reimbursement will be available for any product that we may develop.

Further, increasing efforts by third-party payors in the United States and abroad to cap or reduce healthcare costs may cause payor organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA or comparable regulatory approvals. Additionally, we may also need to provide discounts to purchasers, private health plans or government healthcare programs. Our product candidates may nonetheless not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. We expect to experience pricing pressures from third-party payors in connection with the potential sale of any of our product candidates.

Lastly, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, countries in the EU Member States can restrict the range of medicinal products for which their national health insurance systems provide reimbursement and they can control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. An EU Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Approaches between EU Member States are diverging. For example, in France, effective market access will be supported by agreements with hospitals and products may be reimbursed by the Social Security Fund. The price of medicines is negotiated with the Economic Committee for Health Products. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Historically, products launched in the European Union do not follow price structures of the United States and generally prices in the European Union tend to be significantly lower than prices in the United States.

Enacted and future healthcare legislation may increase the difficulty and cost for us to progress our clinical programs and obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

In the United States and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Affordable Care Act, or the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include the following:

∎

an annual, non-deductible fee payable by any entity that manufactures or imports certain branded prescription drugs and biologic agents (other than those designated as orphan drugs), which is apportioned among these entities according to their market share in certain government healthcare programs;

∎	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

∎

expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

∎	a licensure framework for follow-on biologic products;

∎	creation of a new Patient-Centered Outcomes Research Institute to oversee and conduct comparative clinical effectiveness research, as well as funding for such research; and

∎

establishment of a Center for Medicare & Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

There remain judicial, Congressional and executive branch challenges to certain aspects of the ACA and we expect there will be additional challenges and amendments to the ACA in the future. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D. Further, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. On December 14, 2018, a U.S. District Court Judge in Texas ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit ruled that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case and has allotted one hour for oral arguments. It is unclear when oral arguments on this case are to be held and when a decision on this case might be made. It is also unclear how such litigation and other efforts to repeal and replace the ACA will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, led to aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional action is taken by Congress. However, pursuant to the CARES Act, these Medicare sequester reductions have been suspended from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, the Bipartisan Budget Act of 2018, or BBA, among other things, amended the ACA, effective January 1, 2019, by increasing the point-of-sale discount (from 50% under the ACA to 70%) that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” These new laws or any other similar laws introduced in the future may result in additional reductions in Medicare and other health care funding, which could negatively affect our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare and review the relationship between pricing and manufacturer patient programs. The Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses and place limits on pharmaceutical price increases. On May 11, 2018, President Trump laid out his administration’s “Blueprint” to lower drug prices and reduce out-of-pocket costs of prescription drugs that contained proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. HHS has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. The Trump administration’s recent budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. Although such measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could adversely affect our business prospects, financial condition and results of operations. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates or put pressure on our product pricing.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the extent to which state and federal governments cover particular healthcare products and services and could limit the amounts that the federal and state governments will pay for healthcare products and services. This could result in reduced demand for any product candidate we develop or could result in additional pricing pressures.

In markets outside of the United States, reimbursement and healthcare payment systems vary significantly by country and many countries have instituted price ceilings on specific products and therapies. The price control regulations outside of the United States can have a significant impact on the profitability of a given market, and further uncertainty is introduced if and when these laws change. For example, in Canada, price control legislation for patented medicines is currently undergoing significant change that may have significant effects on profitability for companies selling products in Canada.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States or any other jurisdiction. It is possible that additional governmental action will be taken to address the COVID-19 pandemic. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or these third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

We may face potential liability under the applicable privacy laws if we obtain identifiable patient health information from clinical trials sponsored by us.

Most healthcare providers, including certain research institutions from which we may obtain patient health information, are subject to privacy and security regulations promulgated under the Health Insurance Portability and Accountability Act of 1966, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH. We are not currently classified as a covered entity or business associate under HIPAA and thus are not directly subject to its requirements or penalties. However, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information. In addition, in the future, we may maintain sensitive personally identifiable information, including health information, that we receive throughout the clinical trial process, in the course of our research collaborations and/or directly from individuals (or their healthcare providers) who may enroll in patient assistance programs if we choose to implement these types of programs. As a result, we may be subject to state laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA.

The global data protection landscape is rapidly evolving and we may be or become subject to or affected by numerous federal, state and foreign laws and regulations, as well as regulatory guidance, governing the collection, use, disclosure, transfer, security and processing of personal data, such as information that we collect about participants and healthcare providers in connection with clinical trials. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, which may create uncertainty in our business, affect our or our service providers’ ability to operate in certain jurisdictions or to collect, store, transfer use and share personal data, result in liability or impose additional compliance or other costs on us. Any failure or perceived failure by us to comply with federal, state or foreign laws or self-regulatory standards could result in negative publicity, diversion of management time and effort and proceedings against us by governmental entities or others. Recently, California passed the California Data Privacy Protection Act of 2018, or the CCPA, which went into effect in January 2020. The CCPA provides new data privacy rights for consumers and new operational requirements for companies, including placing increased privacy and security obligations on entities handling certain personal data of consumers or households. These requirements could increase our compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. While there is currently an exception for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA may impact certain of our business activities. The new California law may lead to similar laws in other U.S. states or at a national level, which could increase our potential liability and adversely affect our business, which exemplifies the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information.

The EU General Data Protection Regulation, or GDPR, also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR includes restrictions on cross-border data transfers. The GDPR may increase our responsibility and liability in relation to personal data that we process where that processing is subject to the GDPR. In addition, we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including GDPR requirements as implemented by individual countries. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices. Despite those efforts, there is a risk that we may be subject to fines and penalties, litigation and reputational harm in connection with our European activities.

European data protection laws also generally prohibit the transfer of personal data from Europe, including the European Economic Area, United Kingdom and Switzerland, to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. One of the primary safeguards used for transfers of personal data from the European Union to the United States, namely, the Privacy Shield framework administered by the U.S. Department of Commerce, was recently invalidated by a decision of the European Union’s highest court. The same decision also cast doubt on the ability to use one of the primary alternatives to the Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, to lawfully transfer personal data from Europe to the United States and most other countries. At present, there are few if any viable alternatives to the Privacy Shield and the Standard Contractual Clauses. To the extent that we were to rely on the EU-U.S. Privacy Shield Framework or the Standard Contractual Clauses, we may not be able to do so in the future, which could increase our costs and limit our ability to process personal data from the European Union.

Further, Brexit has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, while the Data Protection Act of 2018, that “implements” and complements the GDPR achieved Royal Assent on May 23, 2018 and is now effective in the United Kingdom, it is still unclear whether transfer of data from the EEA to the United Kingdom will remain lawful under the GDPR. During the period of “transition” (i.e., until December 31, 2020), EU law will continue to apply in the United Kingdom, including the GDPR, after which the GDPR will be converted into UK law. Beginning in 2021, the United Kingdom will be a “third country” under the GDPR. We may, however, incur liabilities, expenses, costs and other operational losses under the GDPR and applicable EU Member States and the UK privacy laws in connection with any measures we take to comply with them.

Further, certain health privacy laws, data breach notification laws, consumer protection laws and genetic testing laws may apply directly to our operations and/or those of our collaborators and may impose restrictions on our collection, use and dissemination of individuals’ health information. Patients about whom we or our collaborators may obtain health information, as well as the providers who may share this information with us, may have statutory or contractual rights that limit our ability to use and disclose the information. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

If we or third-party CMOs, CROs or other contractors or consultants fail to comply with applicable federal, state/provincial or local regulatory requirements, we could be subject to a range of regulatory actions that could affect our or our contractors’ ability to develop and commercialize our therapeutic candidates and could harm or prevent sales of any affected therapeutics that we are able to commercialize, or could substantially increase the costs and expenses of developing, commercializing and marketing our therapeutics. Any threatened or actual government enforcement action could also generate adverse publicity and require that we devote substantial resources that could otherwise be used in other aspects of our business. Increasing use of social media could give rise to liability, breaches of data security or reputational damage.

Additionally, we are subject to state and foreign equivalents of each of the healthcare laws described above, among others, some of which may be broader in scope and may apply regardless of the payor.

If we or our third-party manufacturers and suppliers fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have an adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our research and development activities involve the use of biological and hazardous materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. Upon an event of this nature, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Further, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of any changes of this nature and cannot be certain of our future compliance. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological waste or hazardous waste insurance coverage, workers compensation or property and casualty and general liability insurance policies that include coverage for damages and fines arising from biological or hazardous waste exposure or contamination.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act of 2001 and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties for clinical trials outside of the United States, to sell our products abroad once we enter a commercialization phase and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We may also have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of these activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Risks Related to Employee Matters, Managing Growth and Operational Matters

We are highly dependent on our key personnel and anticipate hiring new key personnel. If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific, medical personnel, sales and marketing and other personnel. We are highly dependent on our management, scientific and medical personnel, including our President and Chief Executive Officer, our Chief Scientific Officer, our Chief Medical Officer, our Chief Financial Officer and our Chief Legal Officer. Our Chief Financial Officer is presently a consultant. While we expect to engage in an orderly transition process as we integrate newly appointed officers and managers, we face a variety of risks and uncertainties relating to management transition, including diversion of management attention from business concerns, failure to retain other key personnel or loss of institutional knowledge. In addition, the loss of the services of any of our executive officers, other key employees and other scientific and medical advisors, and an inability to find suitable replacements could result in delays in product development and harm our business.

We conduct our operations at our facilities in Watertown, Massachusetts. The Massachusetts region is headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. Changes to U.S. immigration and work authorization laws and regulations, including those that restrain the flow of scientific and professional talent, can be significantly affected by political forces and levels of economic activity. Our business may be materially adversely affected if legislative or administrative changes to immigration or visa laws and regulations impair our hiring processes and goals or projects involving personnel who are not U.S. citizens. For example, the president’s Proclamation Suspending Entry of Aliens Who Present a Risk to the U.S. Labor Market Following the Coronavirus Outbreak, which was issued in June 2020, may adversely affect our ability to hire and retain highly qualified personnel who are not U.S. citizens or permanent residents.

To encourage valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to our employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control and may, at any time, be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with our executive employees, these employment agreements provide for at-will employment, which means that any of our executive employees could leave our employment at any time, with or without notice. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers, as well as junior, mid-level and senior scientific, medical and general and administrative personnel.

In addition, we have scientific and clinical advisors who assist us in formulating our development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours.

We will need to grow the size of our organization and we may experience difficulties in managing this growth, which could disrupt our operations.

As of June 30, 2020, we had 88 full-time employees, including 74 employees engaged in research and development. We also engage additional full-time equivalent researchers through our Indian CRO. We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, manufacturing, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. In addition, in connection with our transition to being a publicly traded company, we expect to increase the size of our general and administrative teams to support the growth of our business and the requirements of being a publicly traded company. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Future growth would impose significant added responsibilities on members of management, including:

∎	identifying, recruiting, integrating, maintaining and motivating additional employees;

∎

managing our internal development efforts effectively, including the clinical and FDA review process for CFT7455, CFT8634 and any other product candidates we develop, while complying with our contractual obligations to contractors and other third parties; and

∎	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to advance into clinical development and, if approved, commercialize CFT7455, CFT8634 and any of our other product candidates we develop will depend, in part, on our ability to effectively manage any future growth. Due to our limited financial resources and the limited experience of our management team in managing a company with this type of anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations. Further, research at our Indian CROs also exposes us to various risks, including regulatory, economic and political instability, potentially unfavorable tax, import and export policies, fluctuations in foreign exchange and inflation rates, international and civil hostilities, terrorism, natural disasters and pandemics.

Our internal computer systems, or those of any of our collaborators, contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Our internal computer systems and those of any collaborators, contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any material system failure, accidents or security breaches of this nature to date, if an event of this nature were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications or the inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed. Additionally, we may have data security obligations with respect to the information of third parties that we store. Unauthorized access or use of any third-party data or information of this nature could result in fines or other penalties that may impact our relationships with these third parties and our operations.

Our employees, independent contractors, vendors, principal investigators, CROs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading laws.

We are exposed to the risk that our employees, independent contractors, vendors, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include, among other things:

∎	intentional, reckless or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of the FDA or similar foreign regulatory authorities;

∎	healthcare fraud and abuse laws and regulations in the United States and abroad;

∎	violations of United States federal securities laws relating to trading in our common stock; and

∎	failures to report financial information or data accurately.

In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations regulate a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Other forms of misconduct could involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We intend to adopt, prior to the completion of this offering, a code of business conduct and ethics and implement other corporate governance and compliance documents, policies and charters applicable to all of our employees. However, it is not always possible to identify and deter misconduct by employees and other third parties. Further, the precautions we take to detect and prevent this type of activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any actions of this nature are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our business prospects, financial condition and results of operations.

Risks Related to Our Common Stock and This Offering

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price per share of our common stock will be substantially higher than the as adjusted net tangible book value per share of our common stock. Based on an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $                 per share, representing the difference between our pro forma as adjusted net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price. To the extent shares subsequently are issued under outstanding options, you will incur further dilution. In addition, purchasers of common stock in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of shares of our common stock but will own only approximately     % of our common stock outstanding after this offering.

We may choose to raise additional capital in the future, depending on market conditions, strategic considerations and operational requirements. To the extent we raise additional capital through the sale and issuance of shares or other securities convertible into shares, our stockholders will be diluted. Future issuances of our common stock or other equity securities, or the perception that sales of this nature may occur, could adversely affect the trading price of our common stock and impair our ability to raise capital through future offerings of shares or equity securities. No prediction can be made as to the effect, if any, that future sales of common stock or the availability of common stock for future sales will have on the trading price of our common stock.

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.

Prior to this offering, there was no public trading market for shares of our common stock. Although we have applied to list our common stock on The Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business or the targeted protein degradation space. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our common stock could be impacted negatively. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us were to issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our preclinical studies and future clinical trials and results of operations fail to meet the expectations of any of these analysts, our stock price would likely decline. If one or more of these covering analysts were to cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause a decline in our stock price or trading volume.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

The trading price of shares of our common stock following this offering is likely to be volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. The stock market in general, and the market for smaller biopharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price or at or above the price at which you acquired it. The market price for our common stock may be influenced by many factors, including:

∎	the degree of success of competitive products or technologies;

∎	results of preclinical studies and clinical trials of our product candidates or those of our competitors;

∎	regulatory or legal developments in the United States and other countries;

∎	developments or disputes concerning patent applications, issued patents or other proprietary rights;

∎	the recruitment or departure of key personnel;

∎	the level of expenses related to any of our product candidates or clinical development programs;

∎	the results of our efforts to discover, develop, acquire or in-license additional technologies or product candidates;

∎	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

∎	variations in our financial results or those of companies that are perceived to be similar to us;

∎	changes in the structure of healthcare payment systems;

∎	market conditions in the pharmaceutical and biotechnology sectors;

∎	effects of public health crises, pandemics and epidemics, such as COVID-19;

∎	general economic, industry and market conditions; and

∎	the other factors described in this “Risk Factors” section.

If any of the foregoing matters were to occur or if our operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation often has been instituted against that company. Litigation of this nature, if instituted against us, could cause us to incur substantial costs to defend these claims and divert management’s attention and resources, which could seriously harm our business, financial condition, results of operations and prospects. Further, our director and officer liability insurance cost may increase as a result of litigation of this nature and our insurance deductible may be significant before our insurers are required to provide any coverage to us.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have an adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

After this offering, our executive officers, directors and principal stockholders will have the ability to control or significantly influence matters submitted to stockholders for approval.

Upon the closing of this offering, our executive officers and directors, combined with our stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately     % of our capital stock (assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options and no purchases of shares in this offering by any member of this group). Certain of these stockholders may be eligible to and elect to participate in a directed share program, pursuant to which Jefferies LLC, a participating underwriter, has reserved an aggregate of up to     % of the common stock in this offering for sale at the initial public offering price to certain of our officers, directors, employees and other persons who do business with us. After this offering, our executive officers and directors, combined with our stockholders who owned more than 5% of our outstanding common stock, will have the ability to control us through this ownership position even if they do not purchase any additional shares in this offering. As a result, these stockholders, if acting together, will continue to control matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

∎	delay, defer or prevent a change in control;

∎	entrench our management and the board of directors; or

∎	impede a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control, which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, which are to become effective upon the closing of this offering, will contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

∎	a board of directors divided into three classes serving staggered three-year terms, the result of which is that not all members of the board will be elected at one time;

∎	a prohibition on stockholder action through written consent, the result of which is that all stockholder actions will have to be taken at a meeting of our stockholders;

∎

a requirement that special meetings of stockholders be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

∎	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

∎

a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

∎

a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

∎

the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These antitakeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. Upon completion of this offering, we will have                  outstanding shares of common stock based on the number of shares outstanding as of June 30, 2020. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining shares,                  shares are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold at various times after the offering. Moreover, after this offering, holders of an aggregate of                  shares of our common stock will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

We are an “emerging growth company” and a “smaller reporting company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies or smaller reporting companies will make our common stock less attractive to investors.

We are an “emerging growth company,” or EGC, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an EGC until the earlier of: (1) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (2) the last day of 2025; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the last day of the first year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30. For so long as we remain an EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:

∎

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

∎	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

∎	reduced disclosure obligations regarding executive compensation;

∎	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved; and

∎

an exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may choose to take advantage of some, but not all, of these available exemptions. We have taken advantage of reduced reporting requirements in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an EGC and we have presented only two years of audited financial statements and correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure. We cannot predict whether investors will find our common stock less attractive if we rely on certain or all of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act.

We also are a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million as of the prior June 30 and our annual revenue is less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million as of the prior June 30 or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million as of the prior June 30. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Stock Market LLC and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance and insurance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of these costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of Sarbanes-Oxley, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. In the preparation of our consolidated financial statements to meet the requirements of this offering, we determined that a material weakness in our internal control over financial reporting existed as of December 31, 2019. The material weakness identified in our internal control over financial reporting arose because we did not maintain effective segregation of duties in the process and recording of journal entries. We are taking measures to remediate this material weakness during 2020, including implementing system controls that prevent one person from initiating and approving the same journal entry. However, we cannot assure you that these measures will be sufficient to prevent future material weaknesses or significant deficiencies in our internal control over financial reporting from occurring. If we identify one or more material weaknesses in the future, it could result in an adverse reaction in the financial markets and restrict our future access to the capital markets due to a loss of confidence in the reliability of our financial statements.

Our amended and restated bylaws, as will be effective upon the closing of this offering, designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated bylaws that will become effective upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for state law claims for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders; (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. We refer to this provision in our bylaws as the Delaware Forum Provision. The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange

Act. Our amended and restated bylaws further provide that unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, as our headquarters are located in Watertown, Massachusetts. We refer to this provision in our bylaws as the Federal Forum Provision. In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, these forum selection clauses may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the United States District Court for the District of Massachusetts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of our Credit Agreement with Perceptive Credit also preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. For example, the global financial crisis caused extreme volatility and disruptions in the capital and credit markets. Similarly, the recent significant volatility associated with the COVID-19 pandemic has caused significant instability and disruptions in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for our product candidates, and could also impact our ability to raise additional capital when needed on acceptable terms, if at all. Our general business strategy may be adversely affected by any economic downturn of this nature, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, costly and dilutive.

Failure to secure any necessary financing in a timely manner and on favorable terms could have an adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies have experienced significant stock price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could adversely affect our business prospects, financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

∎	the initiation, timing, progress and results of our research and development programs, preclinical studies, any clinical trials and IND and other regulatory submissions;

∎	our ability to obtain and maintain regulatory approval for any of our current or future product candidates;

∎	our need to raise additional funding before we can expect to generate any revenues from product sales;

∎

the period over which we anticipate the proceeds of this offering, together with our existing cash and cash equivalents and short term investments, will be sufficient to fund our operating expenses and capital expenditure requirements;

∎	our ability to identify and develop product candidates for treatment of additional disease indications;

∎	the potential attributes and benefits of our product candidates;

∎	the rate and degree of market acceptance and clinical utility for any product candidates we may develop;

∎	the effects of competition with respect to any of our current or future product candidates, as well as innovations by current and future competitors in our industry;

∎	the implementation of our strategic plans for our business, any product candidates we may develop and our TORPEDO platform;

∎	our ability to advance programs under our existing collaboration agreements with Roche, Biogen and Calico and enter into new collaboration agreements;

∎	the continuing effects of the novel coronavirus disease, COVID-19, on our business, including our preclinical studies and clinical trials;

∎	our belief that we are taking the appropriate measures to remediate the material weakness identified in our internal control over financial reporting;

∎

our intellectual property position, including the scope of protection we are able to establish, maintain and enforce for intellectual property rights covering our product candidates and TORPEDO platform;

∎	our ability to use the proceeds of this offering in ways that increase the value of your investment;

∎	our financial performance and our ability to effectively manage our anticipated growth; and

∎	our estimates regarding the market opportunities for our product candidates.

In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

MARKET, INDUSTRY AND OTHER DATA

This prospectus also contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus. You are cautioned not to give undue weight to any such information, projections and estimates.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of                 shares of our common stock in this offering will be $            million, or $             if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $             million, assuming no change in the assumed initial public offering price per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

As of June 30, 2020, we had cash and cash equivalents and short-term investments of $211.6 million. We currently intend to use the net proceeds from this offering, together with our existing cash resources, as follows:

∎

approximately $                 million to complete the Phase 1 portion of our planned first-in-human Phase 1/2 clinical trial of CFT7455 for patients with MM or NHL, such as PTCL or MCL, as well as to fund a portion of the Phase 2 expansion component of that clinical trial in these indications;

∎

approximately $                 million to complete the Phase 1 portion of our planned first-in-human Phase 1/2 clinical trial of CFT8634 for patients with synovial sarcoma or solid tumors with SMARCB1 loss, as well as to fund a portion of the Phase 2 expansion component of this trial and initiate a Phase 3 confirmatory clinical trial of this product candidate in synovial sarcoma;

∎

approximately $                 million to conduct and complete IND-enabling studies with respect to BRAF V600E and RET, substantially complete the Phase 1 portion of our planned first-in-human Phase 1 /2 clinical trials for each of these programs and fund initial portions of our planned phase 2 expansion component for the clinical trials for each of these product candidates; and

∎

the remainder for continued development of our TORPEDO platform and advancement and identification of additional targets and development candidates, hiring of additional personnel, capital expenditures, costs of operating as a public company and other general corporate purposes.

Based on our current plans, we believe our existing cash and cash equivalents and short-term investments of $211.6 million as of June 30, 2020, combined with anticipated proceeds from the Series B Financing of $4.5 million received in July 2020 and anticipated payments from collaboration partners will be sufficient to fund our operations and capital expenditure requirements through                .

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the timing and progress of our development, the status of and results from preclinical studies or clinical trials we may commence in the future, as well as any collaborations that we may enter into with third parties for our product candidates or strategic opportunities that become available to us and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and short-term investments and our capitalization as of June 30, 2020:

∎	on an actual basis;

∎

on a pro forma basis to give effect to (i) the sale and issuance of 4,285,714 shares of our Series B preferred stock for gross proceeds of $4.5 million subsequent to June 30, 2020, (ii) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 256,033,042 shares of common stock upon the closing of this offering and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur upon the closing of this offering; and

∎

on a pro forma as-adjusted basis to give further effect to the sale and issuance by us of                shares of our common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table below with our unaudited condensed consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

	AS OF JUNE 30, 2020
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED
	(unaudited)
	(In thousands, except share and per share data)
Cash and cash equivalents and short-term investments	$211	$—	$—

Warrant liability	$2,325	$—	$—
Long-term debt	9,674	—	—
Redeemable convertible preferred stock (Series Seed, Series A and Series B), $0.0005 par value; 264,000,000 shares authorized and 264,000,000 shares issued and outstanding, actual; 264,000,000 shares authorized, no shares issued or outstanding, pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	252,021	—	—
Stockholders’ deficit:
Common stock, $0.0001 par value; 370,000,000 shares authorized, shares issued and outstanding, actual; 150,000,000 shares authorized, shares issued and outstanding, pro forma; 150,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	1
Additional paid-in capital	5,129
Accumulated other comprehensive loss	(140,193)

Total stockholders’ equity (deficit)	(135,063)

Total capitalization	$128,957	$—	$—

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted

amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $             million, assuming the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above excludes the following as of June 30, 2020:

∎	8,800,406 shares of common stock issuable upon exercise of options outstanding under our 2015 Plan, at a weighted-average exercise price of $0.52 per share;

∎	shares of common stock issuable upon the exercise of options granted under the 2015 Plan subsequent to June 30, 2020, with a weighted-average exercise price of $ per share;

∎

                 shares of common stock issuable upon the exercise of stock options we have agreed to grant under the 2020 Plan to some of our executive officers immediately following the effectiveness of the registration statement of which this prospectus forms a part, assuming that we sell                  shares in this offering, with an exercise price per share equal to the initial public offering price per share in this offering, as described in more detail under the caption “Certain Relationships and Related Person Transactions—Stock Option Grants to Directors and Executive Officers”;

∎

                 shares of common stock issuable upon the exercise of stock options we will grant under the 2020 Plan immediately following the effectiveness of the registration statement of which this prospectus is a part to our non-employee directors who remain on our board of directors at such time and certain employees, with an exercise price per share equal to the initial public offering price per share in this offering;

∎

2,857,142 shares of common stock issuable upon the exercise of warrants to purchase common stock at an exercise price of $1.05 per share. These warrants are currently exercisable for 2,857,142 shares of our Series B preferred stock at an exercise price of $1.05 per share, but will automatically convert into warrants to purchase common stock upon the effectiveness of the registration statement of which this prospectus forms a part;

∎

                 shares of common stock to be reserved for future issuance under our 2020 Stock Option and Incentive Plan to be effective upon the effectiveness of the registration statement of which this prospectus forms a part; and

∎

                 shares of common stock to be reserved for future issuance under our 2020 Employee Stock Purchase Plan to be effective upon the effectiveness of the registration statement of which this prospectus forms a part.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. As of June 30, 2020, our historical net tangible book value (deficit) was $             million, or $            per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and the carrying value of our preferred stock, which is not included in stockholders’ deficit. Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by                 shares of common stock outstanding as of June 30, 2020.

Our pro forma net tangible book value as of June 30, 2020 was $             million, or $             per share of common stock, after giving effect to the issuance and sale of 4,285,714 shares of our Series B preferred stock for gross proceeds of $4.5 million subsequent to June 30, 2020 and the automatic conversion of all outstanding shares of our preferred stock into an aggregate of                shares of our common stock upon the closing of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of June 30, 2020, after giving effect to the pro forma adjustments described above.

After giving further effect to our issuance and sale of                  shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2020 would have been $             million, or $             per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to existing stockholders and an immediate dilution of $            in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Historical net tangible book value (deficit) per share as of June 30, 2020
Increase per share attributable to issuance of Series B preferred stock and conversion of all shares of our preferred stock

Pro forma net tangible book value per share as of June 30, 2020, before giving effect to this offering
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering	$

The dilution information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by $            per share and the dilution to investors purchasing common stock in this offering by $            per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us in this offering would increase the pro forma as adjusted net tangible book value by $            per share and would decrease the dilution per share to new investors purchasing common stock in this offering by $            per share, assuming no change in the assumed initial public offering price of $            per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value after this offering by $            per share and increase the dilution to new investors purchasing common stock in this offering by $            per share, assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this offering would be $             , representing an immediate increase in pro forma as adjusted net tangible book value per share of $            to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $             to new investors purchasing common stock in this offering, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on the pro forma as adjusted basis described above as of June 30, 2020, the total number of shares of common stock purchased from us on an as converted basis, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders and by new investors in this offering, based on the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	SHARES PURCHASED			TOTAL CONSIDERATION				AVERAGE PRICE PER SHARE
	NUMBER	PERCENT		AMOUNT		PERCENT
Existing stockholders			%	$			%	$
New investors

Total		100%			$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $            million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by      percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by      percentage points, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us in this offering would increase (decrease) the total consideration paid by new investors in this offering by $            million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by      percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by      percentage points, assuming the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares of our common stock in full, the number of shares of our common stock held by existing stockholders would be reduced to      % of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations exclude as of June 30, 2020:

∎	8,800,406 shares of common stock issuable upon exercise of options outstanding under our 2015 Plan, at a weighted-average exercise price of $0.52 per share;

∎	shares of common stock issuable upon the exercise of options granted under the 2015 Plan subsequent to June 30, 2020, with a weighted-average exercise price of $ per share;

∎

                 shares of common stock issuable upon the exercise of stock options we have agreed to grant under the 2020 Plan to some of our executive officers immediately following the effectiveness of the registration statement of which this prospectus forms a part, assuming that we sell                  shares in this offering, with an exercise price per share equal to the initial public offering price per share in this offering, as described in more detail under the caption “Certain Relationships and Related Person Transactions—Stock Option Grants to Directors and Executive Officers”;

∎

                 shares of common stock issuable upon the exercise of stock options we will grant under the 2020 Plan immediately following the effectiveness of the registration statement of which this prospectus is a part to our non-employee directors who remain on our board of directors at such time and certain employees, with an exercise price per share equal to the initial public offering price per share in this offering;

∎

2,857,142 shares of common stock issuable upon the exercise of warrants to purchase common stock at an exercise price of $1.05 per share. Such warrants are currently exercisable for 2,857,142 shares of our Series B preferred stock at an exercise price of $1.05 per share, but will automatically convert into warrants to purchase common stock upon the effectiveness of the registration statement of which this prospectus forms a part;

∎

                 shares of common stock to be reserved for future issuance under our 2020 Stock Option and Incentive Plan to be effective upon the effectiveness of the registration statement of which this prospectus forms a part; and

∎

                 shares of common stock to be reserved for future issuance under our 2020 Employee Stock Purchase Plan to be effective upon the effectiveness of the registration statement of which this prospectus forms a part.

To the extent that outstanding stock options or warrants are exercised, new stock options are issued, or we issue additional shares of common stock in the future, there will be further dilution to new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with our audited consolidated and unaudited condensed consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 from our audited consolidated financial statements appearing elsewhere in this prospectus. The unaudited condensed consolidated statement of operations data for the six months ended June 30, 2019 and 2020 and the unaudited condensed consolidated balance sheet data as of June 30, 2020 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for any interim period are not necessarily indicative of results that may be expected for any full year.

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands, except share and per share data)
Consolidated statement of operations data:
Revenue from collaboration agreements	$19,364	$21,381	$7,807	$16,486
Operating expenses:
General and administrative	7,161	8,774	3,667	5,611
Research and development	28,592	48,059	19,093	34,072

Total operating expenses	35,753	56,833	22,760	39,683

Operating loss	(16,389)	(35,452)	(14,953)	(23,197)
Other income, net:
Interest income, net	685	1,832	928	182
Other (expense) income, net	(7)	325	293	(25)

Total other income, net	678	2,157	1,221	157

Loss before income taxes	(15,711)	(33,295)	(13,732)	(23,040)
Income tax (expense) benefit	—	(804)	(250)	335

Net loss	(15,711)	(34,099)	(13,982)	(22,705)
Other comprehensive gain (loss):
Unrealized gain (loss) on investments	46	—	(4)	(2)

Comprehensive loss	(15,665)	(34,099)	(13,986)	(22,707)
Accrual of preferred stock dividends	(8,396)	(8,468)	(4,199)	(5,019)

Net loss attributable to common stockholders	$(24,107)	$(42,567)	$(18,181)	$(27,727)

Net loss per share attributable to common stockholders—basic and diluted (1)	$(2.21)	$(3.67)	$(1.60)	$(2.24)

Weighted-average common shares outstanding—basic and diluted (1)	10,905,492	11,603,366	11,332,608	12,393,947

(1)

See Note 11 to our consolidated financial statements appearing elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders for the years ending December 31, 2018 and 2019 and Note 12 to our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders for the six months ending June 30, 2019 and 2020.

	AS OF DECEMBER 31,		AS OF JUNE 30,
	2018	2019	2020
			(unaudited)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents and short-term investments	$36,311	$90,549	$211,599
Working capital (1)	99,581	63,126	188,304
Total assets	146,491	118,260	243,567
Deferred revenue	96,658	93,423	89,302
Warrant liability	—	—	2,325
Long-term debt	—	—	9,674
Total liabilities	115,246	119,228	124,286
Redeemable convertible preferred stock	110,995	110,995	252,021
Accumulated deficit	(83,389)	(117,488)	(140,193)
Total stockholders’ equity (deficit)	(79,750)	(111,963)	(135,065)

(1)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

We are a biopharmaceutical company focused on transforming the treatment of cancer, serious neurodegenerative conditions and other diseases by developing novel therapeutic candidates engineered to harness the body’s natural regulation of protein levels to target and destroy disease-causing proteins. We leverage our proprietary technology platform, TORPEDO (Target ORiented ProtEin Degrader Optimizer), to synthesize a new class of small molecule protein degraders that selectively and efficiently destroy disease-causing proteins. We are using our TORPEDO platform to build a robust pipeline of orally administered protein degradation drug candidates, with an initial focus on oncology indications. Our approach to medicine harnesses the innate machinery of the cell to attack disease and potentially bring deep and durable responses to patients.

We commenced operations in October 2015, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, establishing development collaborations with Roche, Biogen and Calico, conducting discovery and research activities, filing patent applications, identifying potential product candidates, undertaking preclinical studies and establishing arrangements with third parties for the manufacture of initial quantities of our product candidates. To date, we have not generated any revenue from product sales and have financed our operations primarily through sales of our equity interests and proceeds from our collaborations. Through June 30, 2020, we had raised approximately $224.0 million in gross proceeds from the sale of Series seed redeemable convertible preferred stock, Series A redeemable convertible preferred stock and Series B redeemable convertible preferred stock and have received an aggregate of $154.8 million in payments from collaboration partners.

Our ability to generate revenue from product sales sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our product candidates. Since inception, we have incurred significant operating losses. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. Our net losses were $15.7 million and $34.1 million for the years ended December 31, 2018 and 2019 and $14.0 million and $22.7 million for the six months ended June 30, 2019 and 2020, respectively. As of June 30, 2020, we had an accumulated deficit of $140.2 million.

Our total operating expenses were $35.8 million and $56.8 million for the years ended December 31, 2018 and 2019 and $22.8 million and $39.7 million for the six months ended June 30, 2019 and 2020, respectively. We anticipate that our expenses will increase substantially due to costs including those associated with the following:

∎

our preclinical activities for our lead product candidates and the advancement of these candidates into first-in-human Phase 1/2 clinical trials in the United States, which we expect to initiate in the first half of 2021 for CFT755 and by the end of 2021 for CFT8634;

∎	development activities associated with our other product candidates;

∎	research activities in oncology, neurological and other disease areas to expand our pipeline;

∎	hiring additional personnel in research, clinical trials, quality and other functional areas;

∎	increased activities by our CMOs to supply us with product for our preclinical studies and clinical trials;

∎	the management of our intellectual property portfolio; and

∎	operating as a public company after this offering.

We will not generate any revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for one or more of our product candidates. If we obtain regulatory approval for any of our product candidates, to the extent we decide to commercialize that product ourselves, we would expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing and distribution.

As a result, we will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and, if any of our product candidates are approved, proceed to commercialization. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operating activities through a combination of equity offerings, debt offerings, reimbursements and potential milestones earned under our existing collaboration agreements and potential license and development agreements with third parties, including but not limited to our existing collaboration partners. Adequate funding may not be available to us on acceptable terms, or at all.

If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research, product development or future commercialization efforts, relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. Although we continue to pursue these plans, there is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all.

As of December 31, 2019 and June 30, 2020, we had cash and cash equivalents of $90.5 million and $107.7 million, respectively. In June and July 2020, we closed a Series B redeemable convertible preferred stock financing, or the Series B Financing, for gross proceeds of $150.0 million offset by $4.5 million in offering costs, and, in June 2020, we secured a $20.0 million debt facility, from which we drew down $12.5 million, or $12.0 million net of costs. We believe that our cash and cash equivalents and short-term investments as of June 30, 2020 of $107.7 million and $103.9 million respectively, combined with the proceeds from the Series B Financing of $4.5 million received in July 2020, anticipated payments from collaboration partners and the proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements into     .

The impact of the COVID-19 coronavirus outbreak on our financial performance will depend on future developments, including the duration and spread of the outbreak and related governmental advisories and restrictions. There are multiple causes of these delays, including laboratory closures, reluctance of patients to enroll or continue in trials for fear of exposure to COVID-19, local and regional shelter-in-place and work from home orders and regulations that discourage, hamper or prohibit patient visits, healthcare providers and health systems shifting away from clinical trials toward the acute care of COVID-19 patients and the FDA and other regulators making product candidates for the treatment of COVID-19 a priority over product candidates unrelated to the pandemic.

In terms of the impact on our operations, we have seen increased risk of delays in production of components used to manufacture our lead degrader candidates due to previous delays at one of our China-based manufacturers, and one of our CROs in India was forced to temporarily shut down due to local lockdown orders. In addition, we temporarily closed the office and laboratory spaces at our corporate headquarters in Watertown, Massachusetts, and we transitioned our employees to work from home. We are working closely with our CROs, manufacturers, investigators and preclinical and clinical trial sites to assess the full impact of the COVID-19 pandemic on the timelines and expected costs for each of our programs. While the ongoing impact of the pandemic is uncertain, we believe our CRO redundancies in China, India and Boston and the transition of the majority of our employees to remote work arrangements have mitigated the impact of these types of disruptions on our business.

We are not aware of any of our directors or employees being infected with coronavirus, but the virus can remain asymptomatic for a significant period of time and methods and availability of testing are continuing to evolve. It is possible our directors or employees or their family members could become infected.

We note the high level of difficulty in projecting the effects of COVID-19 on our programs and our company, given the rapid and dramatic evolution in the course and impact of the pandemic and the societal and governmental response to it.

Financial Operations Overview

Revenues

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products for the foreseeable future. Our revenues to date have been generated through research collaboration and license agreements. We recognize revenue over our expected performance period under each agreement. We expect that our revenue for the next several years will be derived primarily from our current collaboration agreements and any additional collaborations that we may enter into in the future. To date, we have not received any royalties under any of our existing collaboration agreements.

Roche Collaboration and License Agreement

In March 2016, we entered into a collaboration and license agreement, or the Original Roche Agreement, with Roche, whereby Roche provided us with a non-refundable upfront payment of $15.0 million, which was creditable against our target initiation fees of either $1.0 million or $4.0 million, depending on the compound selected. Pursuant to the terms of the Original Roche Agreement, we collaborated on research activities to develop novel treatments in the field of targeted protein degradation using our degrader technology. We initially developed therapeutics that utilize degrader technology for up to ten target proteins. On a target-by-target basis, after successful completion of a defined preclinical development phase, Roche had an exclusive option to pursue a license from us for further clinical development and commercialization.

On December 22, 2018, we amended and restated the Original Roche Agreement, or the Restated Roche Agreement. Under the Restated Roche Agreement, we have a more active role in the manufacturing and commercialization of the targets included in the collaboration, whereby if we opt into certain co-development and co-detailing rights, the parties will split future development costs in return for our having rights to a larger share of future earnings from commercialization of the relevant target. The target structure was revised to six potential targets, three of which had been nominated as of the execution of the Restated Roche Agreement and represent continuations of the initial preclinical research and development efforts begun under the Original Roche Agreement, and three additional targets that were not nominated as of the date of execution of the Restated Roche Agreement. At the time of entry into the Restated Roche Agreement, Roche maintained its option rights to license and commercialize these six targets.

Under the Restated Roche Agreement, we received additional upfront consideration of $40.0 million from Roche. Roche will make annual research plan payments of $1.0 million for each active research plan. Finally, adjustments were made to the option exercise fees, whereby targets that have progressed through GLP toxicology studies at the time of exercise now have option exercise fees of $7.0 million to $12.0 million and those progressed through Phase 1 trials have option exercise fees of $20.0 million.

For certain targets, Roche is required to pay us fees of $2.0 million and $3.0 million upon the identification of a lead series and the commencement of GLP toxicology studies, respectively. For each target option exercised by Roche, we are eligible to receive up to $275 million in research, development and commercial milestone payments per target. Roche is also required to pay us up to $150 million per target in one-time sales-based payments if the target achieves certain levels of net sales. Roche is also required to pay us royalties, at percentages from the mid-single digits to the low double-digits, on a licensed product-by licensed product basis, on worldwide net product sales.

Biogen Collaboration Research and License Agreement

On December 28, 2018, we entered into a Collaboration Research and License Agreement or the Biogen Agreement, with Biogen MA, Inc. or Biogen, whereby we agreed to collaborate on research and development efforts for up to five targets to discover and develop potential new treatments for neurological conditions, such as Alzheimer’s disease and Parkinson’s disease. The Biogen Agreement also has an option for Biogen to nominate additional targets and extend the Biogen Agreement. We granted Biogen a non-exclusive research license under our intellectual property to perform research activities, select and optimize degraders and develop products including the degraders, as well as a commercial license to manufacture and commercialize the targets once the initial research and development work is complete. The research under the Biogen Agreement will take place over a 54-month research term with Biogen having an option to extend the Biogen Agreement for up to four additional years. If Biogen elects to extend the term of the Biogen Agreement, Biogen would be required to make an additional payment of $62.5 million and would be entitled to nominate up to five additional targets.

The Biogen Agreement provides for three initial targets, with Biogen having the right to initiate up to an additional two targets and to control all post-discovery activities. Biogen paid us a nonrefundable upfront payment of $45.0 million for access to our technology and research services through the discovery research phase. The nonrefundable upfront cash payment of $45.0 million is not creditable against any of the target development milestone fees.

Following the achievement of development candidate criteria, prior to any IND-enabling study, for any target, Biogen will bear all costs and expenses of and will have sole discretion and decision-making authority with respect to the performance of further activities with respect to any degrader under development under the Biogen Agreement and all products that incorporate that degrader. Biogen is also required to pay us up to $35.0 million per target in development milestones and $26.0 million per target in one-time sales-based payments for the first product to achieve certain levels of net sales. In addition, Biogen is required to pay us royalties on a licensed product-by-licensed product basis, on worldwide net product sales, at percentages in the mid-single digits. All milestone and sales-based payments are made after we have met the defined criteria in the joint research plan for that target, at which time Biogen will have control of the targets for commercialization; the receipt of these payments is contingent on the further development of the targets to commercialization by Biogen, without any additional research and development efforts from us.

Biogen also has the option to fund additional discovery activities, whereby we will perform discovery-type research at Biogen’s election to develop other potential targets that may be used as replacement targets for the initially nominated targets or two additional targets under the Biogen Agreement. Revenues earned under this option, if initiated, will be recognized as services are performed and are not included in the transaction price at the outset of the arrangement. These research activities will be reimbursed on a full-time equivalent, or FTE, basis at specified market rates. These additional discovery activities can be purchased up to a maximum amount by Biogen on an à la carte basis at an amount consistent with standalone selling price. If Biogen were to exercise these options, we would recognize revenue as those options are exercised.

Calico License Agreement

In March 2017, we entered into a Collaboration and License Agreement, or the Calico Agreement, with Calico whereby we agreed to collaborate to develop and commercialize a set number of targets for small molecule protein degraders for diseases of aging, including cancer, for a five-year period ending in March 2022, or the research term.

We provided Calico with a non-exclusive research license under our intellectual property to perform research activities and select and optimize degraders and develop products including the degraders. We also granted Calico a commercial license for any licensed products resulting from the development candidates supplied by us. We are required to perform research and development activities for the nominated targets over the research term, with the intent to provide a development candidate for each target to Calico once the agreed-upon research is complete.

Calico is obligated to reimburse our research and development activities for each target at specified levels through the identification of a development candidate, after which Calico shall assume full responsibility for candidate development.

After the initiation of each target, the Calico Agreement does not contain any options for Calico to license the individual targets; once we complete the initial research and development activities required, Calico controls and directs the targets with no additional work required to be performed by us. There is no exercise price or incremental fee payable to us to progress the research further, though Calico is required to pay an initiation fee with the commencement of each research plan. Once Calico nominates a target and pays the applicable target initiation fee, we will commence research and development activities for that target. The Calico Agreement provides for up to five initial targets. Research activities performed are reimbursed at specified levels for the five-year term of the Calico Agreement.

Under this agreement, Calico paid us a nonrefundable upfront amount of $5.0 million and certain annual payments of $5.0 million through June 30, 2020. Upon our completion of the required discovery research and development services on any target, Calico is entitled to pursue commercial development of that target. For each target, we are eligible to receive potential research, development and commercial milestone payments aggregating up to $132.0 million. Calico is also required to pay one-time sales-based payments aggregating up to $65.0 million for the first product to achieve certain levels of net sales. In addition, Calico is required to pay us royalties, on a licensed product-by-licensed product basis, on worldwide net product sales, at percentages in the mid-single digits. All milestone and sales-based payments are made after we have met the defined criteria in the joint research plan for that target, at which time Calico will have control of the targets for commercialization; the receipt of these payments by us is contingent on the further development of the targets to commercialization by Calico, without any additional research and development efforts required by us.

Operating Expenses

Our operating expenses since inception have consisted solely of research and development costs and general and administrative costs.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts and the development of our product candidates, and include:

∎	salaries, benefits and other related costs, including stock-based compensation expense, for personnel engaged in research and development functions;

∎

expenses incurred under agreements with third parties, including contract research organizations and other third parties that conduct research and preclinical activities on our behalf as well as third parties that manufacture our product candidates for use in our preclinical and potential future clinical trials;

∎	costs of outside consultants, including their fees, unit-based compensation and related travel expenses;

∎	the costs of laboratory supplies and acquiring materials for preclinical studies and clinical trials;

∎	facility-related expenses, which include direct depreciation costs of equipment and allocated expenses for rent and maintenance of facilities and other operating costs; and

∎	third-party licensing fees.

We expense research and development costs as incurred. Costs for external development activities are recognized based on an evaluation of the progress to completion of specific tasks using information provided to us by our vendors. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our consolidated financial statements as prepaid or accrued research and development expenses. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses and expensed as the related goods are delivered or the services are performed.

Research and development activities are central to our business model. We expect that our research and development expenses will continue to increase for the foreseeable future as we continue to discover and develop additional product candidates and advance our lead product candidates into clinical trials, including our first-in-human Phase 1/2 trials. If any of our product candidates enter into later stages of clinical development, they will generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We cannot reasonably estimate or determine with certainty the duration and costs of future clinical trials of CFT7455, CFT8634 or any other product candidate we may develop or if, when or to what extent we will generate revenue from the commercialization and sale of any product candidate for which we obtain marketing approval. We may never succeed in obtaining marketing approval for any product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in our executive, finance, business development and administrative functions. General and administrative expenses also include legal fees relating to intellectual property and corporate matters; professional fees for accounting, auditing, tax and consulting services; insurance costs; travel expenses; and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

We expect that our general and administrative expenses will increase in the future as we increase our personnel headcount to support our growing operations. We also expect to incur increased expenses associated with being a public company, including higher costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance costs and investor and public relations costs.

Interest Income

Interest income consists of interest income earned on our cash and cash equivalents and short-term investments.

Other (Expense) Income, Net

Other (expense) income, net primarily consists of accretion of discount on short-term investments.

Results of Operations

Comparison of Years Ended December 31, 2018 and 2019 and the Six Months Ended June 30, 2019 and 2020

The following table summarizes our results of operations for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020 (in thousands):

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
			(unaudited)
Revenue from collaboration agreements	$19,364	$21,381	$7,807	$16,486
Operating expenses:
General and administrative	7,161	8,774	3,667	5,611
Research and development	28,592	48,059	19,093	34,072

Total operating expenses	35,753	56,833	22,760	39,683

Operating loss	(16,389)	(35,452)	(14,952)	(23,198)

Other income, net:
Interest income	685	1,832	928	182
Other (expense) income, net	(7)	325	292	(24)

Total other income, net	678	2,157	1,220	158

Loss before income taxes	(15,711)	(33,295)	(13,732)	(23,040)
Income tax (expense) benefit	—	(804)	(250)	335

Net loss	$(15,711)	$(34,099)	$(13,982)	$(22,705)

Revenue

Revenue from our collaboration and license agreements consisted of the following for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020 (in thousands):

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
			(unaudited)
Original Roche Agreement	$9,112	$—	$—	$—
Restated Roche Agreement	—	6,409	2,112	6,029
Biogen License Agreement	—	2,432	1,065	3,302
Calico License Agreement	10,252	12,540	4,630	7,155

	$19,364	$21,381	$7,807	$16,486

Revenue for the year ended December 31, 2018 was $19.4 million, compared with $21.4 million for the year ended December 31, 2019. The increase in revenue of $2.0 million primarily stems from the recognition of revenue for collaboration efforts conducted pursuant to the Biogen Agreement of $2.4 million and Calico Agreement of $2.3 million, offset by a decrease in the revenue recognized in connection with the Restated Roche Agreement as compared to the Original Roche Agreement of $2.7 million.

In 2018, we recognized $9.1 million of revenue under the Original Roche Agreement and $10.3 million under the Calico Agreement. We executed the Restated Roche Agreement and Biogen Agreement in December 2018 and the upfront payments of $40.0 million and $45.0 million, respectively, were recorded as accounts receivable and deferred revenue on our consolidated balance sheet as of December 31, 2018, as the amounts were not received until 2019 and no research was performed under those agreements in 2018. We concluded that the Restated Roche Agreement was a modification of the Original Roche Agreement, and unrecognized revenue under the Original Roche Agreement was added to the transaction price for the Restated Roche Agreement. The total transaction price of $61.9 million includes $40.0 million from the upfront payment, $13.5 million of expected research plan funding payments ($1.0 million per active target per year, for a maximum of $3.0 million per target or $1.0 million for target 1), $6.4 million remaining deferred revenue from the Original Roche Agreement and $2.0 million for a milestone achieved in April 2019 for the identification of lead series for target 2, which was achieved in April 2019.

In 2019, we began recognizing revenue under the Restated Roche Agreement and Biogen Agreement, in addition to the Calico Agreement. We recorded revenue of $6.4 million under the Restated Roche Agreement, $1.9 million under the Biogen Agreement, and $12.5 million under the Calico Agreement in 2019. In addition, we recorded revenue of $0.5 million related to discovery services under the Biogen Agreement.

Revenue for the six months ended June 30, 2019 was $7.8 million, compared with $16.5 million for the six months ended June 30, 2020. The increase in revenue of $8.7 million reflects a $3.9 million increase in the revenue related to the Restated Roche Agreement due to additional progress made on the three active targets, a $2.2 million increase in the Biogen revenue due to the additional progress made on the initial three targets nominated, and a $2.6 million increase in the Calico revenue primarily related to additional FTE reimbursement received in 2020.

Research and Development Expenses

The following table summarizes our research and development expenses for the years ended December 31, 2018 and 2019 (in thousands):

	YEAR ENDED DECEMBER 31,		INCREASE (DECREASE)
	2018	2019
Personnel expenses	$9,734	$14,085	$4,351
Preclinical and development expenses	8,504	22,202	13,698
Facilities and supplies	7,885	8,933	1,048
Intellectual property	866	798	(68)
Consulting	1,167	1,573	406
Other expenses	436	468	32

	$28,592	$48,059	$19,467

Research and development expenses for the year ended December 31, 2018 were $28.6 million, compared with $48.1 million for the year ended December 31, 2019. The increase of $19.5 million was primarily due to an increase of $8.3 million in external FTE resources for chemistry and biology, an increase of $5.7 million in external preclinical studies for our product candidates and an increase in $4.4 million in compensation and related personnel costs attributable to an increase in headcount.

The following table summarizes our research and development expenses for the six months ended June 30, 2019 and 2020 (in thousands):

	SIX MONTHS ENDED JUNE 30,
	2019	2020	INCREASE (DECREASE)
	(unaudited)
Personnel expenses	$6,684	$9,170	$2,486
Preclinical and development expenses	7,007	17,771	10,764
Facilities and supplies	4,127	4,501	374
Intellectual property	453	644	191
Consulting	576	1,840	1,264
Other expenses	246	146	(100)

	$19,093	$34,072	$14,979

Research and development expenses for the six months ended June 30, 2019 were $19.1 million, compared with $34.1 million for the six months ended June 30, 2020. The increase of $15.0 million was primarily due to an increase in the use of FTE resources for chemistry and biology of $7.2 million, an increase in preclinical studies of $3.6 million for our product candidates, an increase of $2.4 million in compensation and related personnel costs attributable to an increase in headcount and an increase in consulting costs of $1.3 million.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2018 and 2019 (in thousands):

	YEAR ENDED DECEMBER 31,		INCREASE (DECREASE)
	2018	2019
Personnel expenses	$3,949	$5,587	$1,638
Facilities and supplies	471	454	(17)
Legal and professional fees	2,019	2,036	17
Other expenses	722	697	(25)

	$7,161	$8,774	$1,613

General and administrative expenses were $7.2 million for the year ended December 31, 2018, compared with $8.8 million for the year ended December 31, 2019. The increase of $1.6 million was primarily due to the increase in personnel expenses attributable to an increase in stock-based compensation of $0.8 million and other increased personnel expenses of $0.8 million.

The following table summarizes our general and administrative expenses for the six months ended June 30, 2019 and 2020 (in thousands):

	SIX MONTHS ENDED JUNE 30,
	2019	2020	INCREASE (DECREASE)
	(unaudited)
Personnel expenses	$2,368	$3,100	$732
Facilities and supplies	211	173	(38)
Legal and professional fees	799	1,973	1,174
Other expenses	289	365	76

	$3,667	$5,611	$1,944

General and administrative expenses were $3.7 million for the six months ended June 30, 2019, compared with $5.6 million for the six months ended June 30, 2020. The increase of $1.9 million was primarily due to an increase in personnel expenses of $0.7 million, primarily resulting from severance and related benefits incurred, offset by savings in salaries and related benefits and a $1.2 million increase in legal and professional costs due to the utilization of external consultants.

Other Income, Net

Other income, net was $0.7 million for the year ended December 31, 2018, compared with $2.2 million for the year ended December 31, 2019. The increase of $1.5 million was primarily due to increased interest income resulting from a higher average cash balance.

Other income, net was $1.2 million for the six months ended June 30, 2019, compared with $0.2 million for the six months ended June 30, 2020. The decrease of $1.0 million was primarily due to lower interest earned on short-term investments in 2020.

Income Taxes

Since our inception in 2015, we have not recorded any U.S. federal or state income tax benefits for the net losses we have incurred in any year. As of December 31, 2019, we had no remaining federal net operating loss carryforwards and $8.2 million in state net operating loss carryforwards, which begin to expire in 2038. As of December 31, 2019, we also had federal and state research and development tax credit carryforwards of $0.4 million and $0.1 million, respectively, which begin to expire in 2039.

We have provided a valuation allowance against the full amount of the deferred tax assets since, in the opinion of management, based upon our earnings history, it is more likely than not that the benefits will not be realized. There were no material changes in our tax position, and we were still in a valuation allowance as of June 30, 2020.

For the year ended December 31, 2019, we recognized income tax expense of $0.8 million resulting from the Restated Roche Agreement and Biogen Agreement, both entered into in December 2018. For the six months ended June 30, 2019, we recognized income tax expense of $0.3 million for the pro-rated annual tax estimated as of June 30, 2019. For the six months ended June 30, 2020, we recognized an income tax benefit of $0.3 million resulting from the expected tax benefit to be recognized as a result of the full-year 2020 projected tax loss carryback to fiscal year 2019 allowed under the Coronavirus Aid, Relief, and Economic Security (CARES) Act signed into law in March 2020.

We will recognize interest and/or penalties related to uncertain tax benefits in income tax expense as they arise. As of December 31, 2018 and 2019 and June 30, 2019 and 2020, we had no accrued interest or penalties related to uncertain tax benefits.

Liquidity and Capital Resources

Sources of Liquidity

We had cash and cash equivalents and short term investments of $211.6 million as of June 30, 2020.

We do not currently have any approved products and have never generated any revenue from product sales. To date, we have financed our operations primarily through the sale of preferred stock and through payments from collaboration partners. Through June 30, 2020, we have raised approximately $224.0 million in gross proceeds from the sale of series Seed redeemable convertible preferred stock, Series A redeemable convertible preferred stock, and Series B redeemable convertible preferred stock and have received an aggregate of $154.8 million in payments from collaboration partners.

In June 2020 and July 2020, we closed our Series B Financing with both existing and new investors. As part of the Series B Financing, we issued 142,857,142 shares of redeemable convertible Series B preferred stock, or Series B Preferred Stock, at a purchase price of $1.05 per share, for aggregate gross proceeds of $150.0 million or net proceeds of $145.5 million when taking into account offering costs of $4.5 million. In addition, we secured a $20.0 million credit arrangement with Perceptive Credit Holdings III, LP, or Perceptive Credit, an affiliate of one of the Series B Financing investors, whereby we borrowed $12.5 million at closing, bearing a variable interest rate of 11.25%, and have the opportunity to draw down another $7.5 million subject to the satisfaction of certain milestones relating to the filing of an IND for certain of our pipeline targets. In connection with the Credit Agreement, we issued Perceptive Credit warrants to purchase 2,857,142 shares of Series B Preferred Stock exercisable for $1.05 per share. The loans extended under the Credit Agreement will be repaid beginning in December 2022 in monthly installments of interest plus principal equal to 2.0% of the initial principal amount through June 2024. We paid a closing fee of $0.3 million related to the loan and have the right to prepay the loan in its entirety prior to the maturity date by paying the applicable prepayment fee. If we do not prepay the loan, the entire unpaid principal balance becomes due on the maturity date, June 5, 2024. We are also subject to customary financial covenants in the Credit Agreement that dictate accelerated repayment upon the occurrence of certain events of default, none of which are expected to occur based on our current liquidity.

Cash Flows

Our cash, cash equivalents and restricted cash totaled $38.9 million and $93.1 million as of December 31, 2018 and 2019 and $96.6 million and $110.2 million as of June 30, 2019 and 2020, respectively.

The following table summarizes our sources and uses of cash for the period presented (in thousands):

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED
	2018	2019	2019	2020
			(unaudited)
Net cash (used in) provided by operating activities	$(16,981)	$55,614	$73,817	$(31,261)
Net cash provided by (used in) investing activities	36,921	(1,620)	(16,172)	(104,017)
Net cash provided by financing activities	1,961	244	32	152,380

Net increase in cash and cash equivalents and restricted cash	$21,901	$54,238	$57,677	$17,102

Operating Activities

Net cash used in operating activities for the year ended December 31, 2018 was $17.0 million, primarily consisting of our net loss of $15.7 million and an increase of $84.9 million in accounts receivable, offset by an increase of $81.0 million in deferred revenue. The increase in deferred revenue stemmed from $85.0 million in up-front payments due to us under the Restated Roche Agreement and the Biogen Agreement, both of which were recorded as accounts receivable and deferred revenue as of December 31, 2018.

Net cash provided by operating activities for the year ended December 31, 2019 was $55.6 million, primarily consisting of our net loss of $34.1 million and a decrease in deferred revenue of $3.2 million, which were offset by a decrease in accounts receivable of $81.8 million. The decrease in deferred revenue was due to the recognition of revenue under our collaboration agreements in 2019 and the $81.8 million decrease in accounts receivable was related to the collection of up-front payments from our collaboration partners, which were received in 2019.

Cash provided by operating activities for the year ended December 31, 2019 was also impacted by changes in operating assets and liabilities, including increases in accounts payable and accrued expenses of $8.0 million, stemming from increased research and development efforts to advance our product candidates in 2019.

Net cash provided by operating activities for the six months ended June 30, 2019 was $73.8 million, primarily consisting of a decrease of $83.8 million in accounts receivable, primarily from the receipt of upfront payments from Roche and Biogen of $85.0 million, partially offset by our net loss of $14.0 million.

Net cash used in operating activities for the six months ended June 30, 2020 was $31.3 million, primarily consisting of our net loss of $22.7 million, an increase in accounts receivable of $3.9 million primarily related to milestones achieved and invoiced and a decrease in deferred revenue of $4.1 million, due to the recognition of revenue under our collaboration agreements.

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2018 was $36.9 million, attributable to the maturities and sales of marketable securities of $44.6 million, partially offset by the purchase of new marketable securities of $5.0 million and the purchases of property and equipment of $2.7 million.

Net cash used in investing activities for the year ended December 31, 2019 was $1.6 million, attributable to net purchases of property and equipment of $1.3 million and net purchases and sales of marketable securities of $0.3 million.

Net cash used in investing activities for the six months ended June 30, 2019 was $16.2 million, attributable to the purchase of short-term investments of $14.9 million and net purchases of property and equipment of $1.2 million.

Net cash used in investing activities for the six months ended June 30, 2020 was $104.0 million, attributable to the purchase of short-term investments.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2018 was $2.0 million, primarily attributable to the net proceeds received from the issuance of Series A redeemable convertible preferred stock in December 2018, offset by repurchases of common stock issued upon the exercise of stock options of less than $0.1 million.

Net cash provided by financing activities for the year ended December 31, 2019 was $0.2 million, primarily attributable to $0.3 million from the issuance of common stock in conjunction with the exercise of stock options, offset by repurchases of common stock issued upon the exercise of stock options of less than $0.1 million.

Net cash provided by financing activities for the six months ended June 30, 2019 was less than $0.1 million, primarily attributable to the proceeds from the issuance of common stock in conjunction with the exercise of stock options.

Net cash provided by financing activities for the six months ended June 30, 2020 was $152.4 million, primarily attributable to the net proceeds received from the issuance of Series B redeemable convertible preferred stock in June 2020 of $141.0 million and the net proceeds from the issuance of long-term debt of $12.0 million. Net cash provided by financing activities for the six months ended June 30, 2020 is also comprised of repurchases of $0.1 million related to common stock issued upon the exercise of the former Chief Executive Officer’s stock options and $0.8 million related to a settlement with the former Chief Executive Officer related to his vested stock options.

Funding Requirements

Since our inception, we have incurred significant operating losses. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future as we advance the preclinical and clinical development of our product candidates. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

Specifically, we anticipate that our expenses will increase substantially in the future, if and as we:

∎	initiate planned first-in-human Phase 1/2 trials of our lead product candidates, CFT7455 and CFT8634;

∎	Advance additional product candidates into preclinical and clinical development;

∎	continue to invest in our proprietary TORPEDO platform;

∎	expand, maintain and protect our intellectual property portfolio;

∎	hire additional clinical, regulatory and scientific personnel;

∎

add operational, financial and management information systems and personnel to support our ongoing research, product development, potential future commercialization efforts, operations as a public company and general and administrative roles;

∎	seek marketing approvals for any product candidates that successfully complete clinical trials; and

∎	ultimately establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any products for which we may obtain marketing approval.

We believe that our cash and cash equivalents and short-term investments of $211.6 million as of June 30, 2020, combined with the proceeds from the Series B Financing of $4.5 million received in July 2020, anticipated payments from collaboration partners and the proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements into                    . We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

∎	the progress, costs and results of our planned first-in-human Phase 1/2 trials for our lead product candidates and any future clinical development of those lead product candidates;

∎	the scope, progress, costs and results of preclinical and clinical development for our other product candidates and development programs;

∎	the number and development requirements of other product candidates that we pursue;

∎

the success of our collaborations with Roche, Biogen and Calico, including whether or not we receive additional research support or milestone payments from our collaboration partners upon the achievement of milestones;

∎	the costs, timing and outcome of regulatory review of our product candidates;

∎	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

∎

our willingness and ability to establish additional collaboration arrangements with other biotechnology or pharmaceutical companies on favorable terms, if at all, for the development or commercialization of current or additional future product candidates;

∎

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval; and

∎	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval.

As a result of the anticipated expenditures described above, we will need to obtain substantial additional financing in connection with our continuing operations. Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our cash needs through a combination of equity offerings, debt offerings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. Although we may receive potential future milestone and royalty payments under our collaborations with Roche, Biogen and Calico, we do not currently have any committed external source of funds other than an additional $7.5 million under our Credit Agreement. Adequate additional funds may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

To the extent that we raise additional capital through the sale of equity securities, each investor’s ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as making acquisitions or capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us.

Contractual Obligations

The following is a summary of our significant contractual obligations as of June 30, 2020 (in thousands) (unaudited):

	PAYMENTS DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	4 TO 5 YEARS	MORE THAN 5 YEARS
Operating lease commitments (1)	$19,440	$2,239	$4,681	$4,966	$7,554
Long-term debt	12,500	—	12,500	—	—

Total	$31,940	$2,239	$17,181	$4,966	$7,554

(1)	Represents future minimum lease payments under our operating leases and equipment for office and lab space in Watertown, Massachusetts that expires in April 2028.

We enter into contracts in the normal course of business with third-party CROs for clinical trials, preclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination following a certain period after notice and therefore we believe that our non-cancelable obligations under these agreements are not material and they are not included in the table above. We have not included milestone or royalty payments or other contractual payment obligations in the table above if the timing and amount of such obligations are unknown or uncertain.

Critical Accounting Policies and Use of Estimates

This management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues, costs and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing at the end of this prospectus, we believe that our policy for recognizing revenue associated with our collaboration agreements is the most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenues from Contracts

As discussed in Note 2 to our consolidated audited financial statements appearing at the end of this prospectus, we account for our revenue in accordance with Accounting Standards Codification, or ASC, 606, Revenue from Contracts with Customers.

Our revenue is generated through research collaboration and license agreements with pharmaceutical partners. The terms of these agreements contain multiple goods and services which may include (i) licenses, (ii) research and development activities and (iii) participation in joint research and development steering committees. The terms of these agreements may include non-refundable upfront license or option fees, payments for research and development activities, payments upon the achievement of certain milestones and royalty payments based on product sales derived from the collaboration. Under ASC 606, we evaluate whether the license agreement, research and development services and participation in research and development steering committees, represent separate or combined performance obligations.

The research collaboration and license agreements typically include contingent milestone payments related to specified preclinical and clinical development milestones and regulatory milestones. These milestone payments represent variable consideration that are not initially recognized within the transaction price as they are fully constrained under the guidance in ASC 606. We will continue to assess the probability of significant reversals for any amounts that become likely to be realized prior to recognizing the variable consideration associated with these payments within the transaction price.

Revenue is recognized over our expected performance period under each respective arrangement. We make our best estimate of the period over which we expect to fulfill our performance obligations, which includes access to technology through the license agreement and research activities. Given the uncertainties of these collaboration arrangements, significant judgment is required to determine the duration of and estimated costs to be incurred during the performance period.

For the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020, we recognized revenues under the Biogen Agreement and Calico Agreement by allocating the transaction price to a single combined performance obligation for each. For the Biogen Agreement, we recognized the transaction price over the estimated performance period, which was determined to be the contractual term, using an input method according to costs incurred as related to the research and development activities and the costs expected to be incurred in the future to satisfy the performance obligation. For the Calico Agreement, we amortized the upfront fee received on a straight-line basis over the period services are available to the counterparty (i.e. the contractual term). Straight-line amortization of the upfront payment was considered the best measure of progress because the customer has access to research and development services throughout the period. Incremental fees for research and development services are paid at agreed upon full-time equivalent employee rates and recognized in the period incurred. For the arrangement with Roche, we identified twelve performance obligations, including three research services performance obligations, six material rights for the options to purchase a commercial license for six targets and three material rights for the option to initiate research services for the uninitiated three targets as of the outset of the arrangement. We allocated the total consideration for the identified performance obligations utilizing an expected cost plus a margin approach based on our estimate of the expected costs to fulfill the performance obligations. We recognize revenue for six of our performance obligations, representing a combined license and services deliverable, based on an input method, according to costs incurred as related to the research and development activities for each individual program and the costs expected to be incurred in the future to satisfy the performance obligation, as the costs under the arrangement were not expected to be incurred ratably and the agreement has no defined term. Revenue allocated to the remaining six performance obligations stemming from material rights is deferred until Roche exercises the underlying option or the option expires.

Our contracts may also call for certain sales-based milestone and royalty payments upon successful commercialization of a target. In accordance with ASC 606, we recognize revenues from sales-based milestone and royalty payments at the later of (i) the occurrence of the subsequent sale; or (ii) the performance obligation to which some or all of the sales-based milestone or royalty payments has been allocated has been satisfied (or partially satisfied). We anticipate recognizing these milestone and royalty payments if and when subsequent sales are generated by the licensee from the use of the technology. To date, no revenue from these sales-based milestone and royalty payments has been received or recognized for any periods.

Amounts received prior to satisfying the above revenue recognition criteria are recorded as a contract liability in our accompanying consolidated balance sheets.

Stock Options

We account for all stock-based compensation awards granted to employees and non-employees as stock-based compensation expense at fair value. Our stock-based payments include stock options and grants of common stock, including common stock subject to vesting. The measurement date for awards is the date of grant, and stock-based compensation costs are recognized as expense over the requisite service period, which is generally the vesting period, on a straight-line basis. Stock-based compensation expense is classified in the accompanying statements of operations based on the function to which the related services are provided. We recognize stock-based compensation expense for the portion of awards that have vested. Forfeitures are recorded as they occur. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option pricing model includes various assumptions, including the expected life of award, the expected volatility and the expected risk-free interest rate. The fair value of the underlying common stock represents the exercise price utilized in the Black-Scholes option pricing model. These assumptions reflect our best estimates, but they involve inherent uncertainties based on market conditions generally outside our control. As a result, if other assumptions had been used, stock-based compensation cost could have been materially impacted. Furthermore, if we use different assumptions for future grants, stock-based compensation cost could be materially impacted in future periods.

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each stock award, with input from management, considering our most recently available third-party valuations of common stock. Valuations are updated when facts and circumstances indicate that the most recent valuation is no longer valid, such as changes in the stage of our development efforts, various exit strategies and their timing, and other scientific developments that could be related to the valuation of our company or, at a minimum, annually. Third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuations in 2018 and 2019 were prepared using a market approach, specifically the guideline public company method, which “back-solves” to a common stock price. We allocated equity value to our common stock and shares of our redeemable convertible preferred stock, using either an option-pricing method, or OPM, or a hybrid method, which is a hybrid between the OPM and the probability-weighted expected return method. The hybrid method estimates the probability-weighted value across multiple scenarios. In addition to the OPM, the hybrid method considers liquidity scenarios in which the shares of our redeemable convertible preferred stock are assumed to convert into common stock. The future value of the common stock in the applicable scenario is discounted back to the valuation date at an appropriate risk-adjusted discount rate. In the hybrid method, the present value indicated for each scenario is probability-weighted to arrive at an indication of value for the common stock.

Our board of directors determined the fair market value of our common stock to be $0.58 as of May 31, 2018, $0.77 as of December 31, 2018, $0.79 as of September 30, 2019 and $0.59 as of June 5, 2020. The reduction in fair market value of our common stock as of June 5, 2020 was primarily due to the dilution attributable to the Series B Financing. Fair value estimates of our common stock will no longer be necessary to determine the fair value of new equity awards once our common stock begins trading in the public market.

The following table sets forth, by grant date, the number of shares subject to options granted from January 1, 2019 through June 30, 2020, the exercise price per share of the options, the fair value per share on each grant date and the estimated per share fair value of the options:

GRANT DATE	NUMBER OF SHARES OF COMMON STOCK SUBJECT TO OPTIONS GRANTED	EXERCISE PRICE PER SHARE	FAIR VALUE PER SHARE AT GRANT DATE	ESTIMATED PER-SHARE FAIR VALUE OF OPTIONS
April 9, 2019	4,116,734	$0.77	$0.77	$0.48
July 17, 2019	3,106,092	$0.77	$0.77	$0.48
July 17, 2019	1,453,033	$0.77	$0.77	$0.51
December 4, 2019	357,000	$0.79	$0.79	$0.54

On July 3, 2020 and July 23, 2020, we granted options to purchase 12,376,257 shares at an exercise price of $0.59 per share, which represented fair value per share as of the grant date.

New Accounting Pronouncements

For information on new accounting standards, see Note 2 to our consolidated audited financial statements appearing at the end of this prospectus.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Internal control over financial reporting

In the preparation of our consolidated financial statements to meet the requirements of this offering, we determined that a material weakness in our internal control over financial reporting existed as of December 31, 2019. The material weakness identified in our internal control over financial reporting arose because we did not maintain effective segregation of duties in the process and recording of journal entries. We are taking measures to remediate the material weakness during 2020, including engaging system controls that prevent one person from initiating and approving the same journal entry. However, we cannot assure you that these measures will be sufficient to prevent future material weaknesses or significant deficiencies in our internal control over financial reporting from occurring. See “Risk Factors—We will incur increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.”

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. Our interest-earning assets consist of cash and cash equivalents and short-term investments. Interest income earned on these assets was $0.6 million and $1.8 million for the years ended December 31, 2018 and 2019, respectively, and $0.9 million and $0.3 million for the six months ended June 30, 2019 and 2020, respectively. Our interest income is sensitive to changes in the general level of interest rates, primarily U.S. interest rates. At December 31, 2019, our cash equivalents consisted of bank deposits and money market funds. We did not hold any marketable securities as of December 31, 2018 or 2019, but we made purchases and sales of marketable securities during both periods that included interest-earning securities. As of June 30, 2020, we had marketable securities of $103.9 million which consisted entirely of government-backed securities. These interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations in interest income have not been significant for us.

Emerging Growth Company Status

As an “emerging growth company,” the JOBS Act allows us to delay adoption of new or revised accounting standards applicable to public companies until such standards are made applicable to private companies. We have elected to avail ourselves of this extended transition period for complying with new or revised accounting standards until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of this extended transition period. Accordingly, the information contained herein may be different from the information you receive from other public companies that are not emerging growth companies. in which you hold stock.

In addition, as an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

∎

being permitted to only provide two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

∎	reduced disclosure about the compensation paid to our executive officers;

∎	not being required to submit to our stockholders’ advisory votes on executive compensation or golden parachute arrangements; and

∎	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these exemptions for up to the last day of 2025 or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (1) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (2) the last day of 2025; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (4) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission. We may choose to take advantage of some but not all of these exemptions.

BUSINESS

Overview

We are a biopharmaceutical company focused on harnessing the body’s natural regulation of protein levels to develop novel therapeutic candidates to target and destroy disease-causing proteins for the treatment of cancer, neurodegenerative conditions and other diseases. We leverage our proprietary technology platform, TORPEDO (Target ORiented ProtEin Degrader Optimizer), to synthesize a new class of small molecule protein degraders that are designed to selectively and efficiently destroy disease-causing proteins, including targets previously considered to be undruggable. Our degraders are designed with a focus on catalytic degradation to optimize targeted protein degradation and an ability to use multiple routes of administration, which we believe offer many potential advantages over existing therapeutic modalities, including improved potency, faster response, higher selectivity and avoidance of known toxicities. We are using our TORPEDO platform to build a robust pipeline of oral protein degradation drug candidates, with our lead product candidates focused on oncology indications. One of our lead product candidates, CFT7455, is an orally bioavailable degrader targeting IKZF1/3 for multiple myeloma, or MM, and non-Hodgkin lymphomas, or NHLs, including peripheral T-cell lymphoma, or PTCL, and mantle cell lymphoma, or MCL, and we expect to submit an investigational new drug application, or IND, for this product candidate to the U.S. Food and Drug Administration, or the FDA, in the fourth quarter of 2020 and begin a first-in-human Phase 1/2 clinical trial for this product candidate in the first half of 2021. We believe CFT7455 could eventually replace therapies based in the class of molecules known as IMiDs as the as the standard of care in multiple indications, including MM. IMiD therapies have been estimated to represent worldwide sales of approximately $15 billion in 2020, including MM as well as MCL, marginal zone lymphoma, and follicular lymphoma. We are also developing CFT8634, an orally bioavailable degrader of a protein target called BRD9, for synovial sarcoma and SMARCB1-delete solid tumors, and we expect to submit an IND for this product candidate to the FDA in the second half of 2021 and begin a first-in-human Phase 1/2 clinical trial for this product by the end of 2021.

We use our TORPEDO platform to synthesize a new class of targeted small molecule protein degraders, which employ a natural protein disposal system, specifically the E3 ligases of the ubiquitin-proteasome system, to catalyze the destruction of target proteins. The E3 ligases targeted by our degraders are a family of proteins that identify and tag proteins for degradation. Our approach is designed to optimize overall catalytic efficiency—rather than specific steps in the catalytic cycle—so that our degraders destroy target proteins as quickly as possible. Our robust chemistry engine and proprietary analytic models of pharmacokinetics, or PK, and pharmacodynamics, or PD, enable us to efficiently design and synthesize degraders for a selected target that are optimized for overall catalytic efficiency and properties such as solubility, permeability and oral bioavailability. These PK/PD models allow us to predict the depth and duration of target degradation in vivo and select candidate degraders with confidence. For example, our PK/PD models for CFT7455 accurately predicted the target level response as a function of time at a 1mg / kg oral dose, demonstrating the predictive capability of our TORPEDO platform. We observed similar predictive effectiveness in a PK/PD model for CFT7503, which is the parent compound of our lead BRD9 compound, CFT8634. As a result of data such as these, we believe our approach maximizes our potential to create effective drugs across many targets. Another aspect of TORPEDO platform is that we have developed a rich toolkit of 14 novel, structurally distinct binders targeting the E3 ligase, Cereblon. The IMiD class of molecules, which includes approved therapies thalidomide, lenalidomide and pomalidomide, harness Cereblon to effect the degradation of protein targets, resulting in anti-cancer activity. To date, Cereblon is the only E3 ligase known to be targeted by an approved drug to cause protein degradation. Notably, Cereblon is widely expressed across tissues, potentially allowing for therapeutic Cereblon-mediated targeted protein degradation in a wide variety of clinical settings.

CFT7455 is an orally bioavailable degrader targeting IKZF1/3 for the treatment of MM and NHLs, including PTCL and MCL. We have selected IKZF1/3 as our initial targets because they have a strong mechanistic rationale and well-defined biology and targeting them with a novel degrader may address a significant unmet need. In our preclinical studies, CFT7455 has demonstrated potent and selective protein degradation with favorable pharmacological properties. We believe that the differentiated pharmacology of CFT7455, including its high potency, may translate into improved clinical outcomes over the current standard-of-care agents in each of the indications we are pursuing. We expect to file an IND for CFT7455 in the fourth quarter of 2020 and expect to dose the first patient in the first half of 2021. Our planned first-in-human Phase 1/2 trial is designed as an open-label dose escalation trial of CFT7455 in approximately 18 to 30 subjects with MM and NHL. The trial will primarily investigate the safety and tolerability of CFT7455, and key secondary endpoints will be to characterize its PK/PD profile and anti-tumor activity. We expect the results from this clinical trial will help us better understand the disease characteristics of those patients who may derive benefit from CFT7455, which will enable us to design future clinical trials more effectively for the drug.

CFT8634 is an orally bioavailable degrader targeting BRD9 for the treatment of synovial sarcoma and SMARCB1-deleted solid malignancies. BRD9 has been considered an undruggable target using currently available modalities. BRD9 is a component of the non-canonical BAF complex, or ncBAF, that plays a role in regulating gene transcription. In normal cells, this complex is not required for cell survival. However, some tumors, including synovial sarcoma, encode genetic mutations that render the ncBAF complex—and thus BRD9—essential for tumor growth. CFT8634 has shown potent anti-tumor activity in synovial sarcoma cell lines, but does not appear to affect normal cells. Further, CFT8634 has shown in vivo activity in synovial sarcoma xenograft models when dosed orally. We expect to file an IND for CFT8634 with the FDA in the second half of 2021 and dose the first patient in a first-in-human Phase 1/2 clinical trial of this product candidate by the end of 2021. We expect to design our first-in-human Phase 1/2 clinical trial for this product candidate to be an open-label dose escalation/expansion study in both synovial sarcoma and solid tumors with SMARCB1 loss.

In addition to our lead product candidates, we are also developing degraders specifically targeting V600E mutant BRAF to treat melanoma, non-small cell lung cancer, or NSCLC, colorectal cancer and other solid malignancies that harbor this mutation, as well as degraders targeting RET to treat lung cancer, sporadic medullary thyroid cancers and other solid malignancies that harbor oncogenic RET lesions. We expect to have our lead product candidates, CFT7455 and CFT8634, in the clinic by the end of 2021, and product candidates from our two other lead programs, BRAF V600E and RET, in the clinic by the end of 2022. Beyond these four initial product candidates, we are further diversifying our pipeline by developing new degraders against targets where we believe degradation offers potential advantages over existing therapeutic modalities such as the treatment of neurodegenerative diseases. As part of these efforts, we have engineered degraders that have successfully achieved blood-brain barrier penetration in preclinical studies, which is a key step in developing drugs with the potential to treat neurodegenerative diseases. We also believe there are many other therapeutic areas and indications where leveraging our TORPEDO platform to develop novel degraders may be advantageous.

We have been a pioneer in the field of targeted protein degradation since our founding in 2015. Our technology originated from research at the Dana-Farber Cancer Institute by Jay Bradner, M.D., Ken Anderson, M.D. and Nathanael Gray, Ph.D., leading researchers in the field of protein degradation who co-founded our company along with our Executive Chairman, Marc A. Cohen. We have assembled a scientific team with extensive knowledge and translational medicine expertise in the protein degradation field. Our management team draws on experience in all phases of drug discovery and development gained at large pharmaceutical and biotechnology companies. In addition, we have entered into key strategic collaborations with each of F. Hoffman-La Roche Ltd., or Roche, Biogen, Inc., or Biogen, and Calico Life Sciences LLC, or Calico, that help us address targets across multiple therapeutic areas. Through these collaborations we have received upfront and milestone payments in an aggregate of $150 million. In addition, we have secured additional funding from a strong group of investors, including Cobro Ventures, Perceptive Advisors, Adage Capital Management, Axil Capital, Bain Capital Life Sciences, Commodore Capital, 3E Bioventures Capital, HBM Healthcare Investments, Lightchain Capital, Logos Capital, Mizuho Securities Principal Investment, Nextech, RA Capital, RTW Investments, Sphera Funds Management, Taiwania Capital, Yonjin Venture and funds and accounts managed by T. Rowe Price and Janus Henderson.

Our Product Pipeline

We have leveraged our TORPEDO platform to generate a robust pipeline of orally available, potent and selective protein degradation drug candidates that may be capable of treating diseases in a wide range of organ systems and tissues. Our pipeline focus is on establishing clear clinical proof-of-concept for targets with well-established biology and a defined regulatory pathway. As shown in the table below, we currently have four preclinical programs in development. We anticipate our CFT7455 and CFT8634 product candidates will be in the clinic by the end of 2021, and our BRAF V600E and RET programs will be in the clinic by the end of 2022. We have also secured three strategic collaborations with partners that provide additional pipeline optionality and an expansion of our potential targets for protein degradation.

We are advancing two types of protein degraders. We refer to the first type of degrader as MonoDACs, which are Monofunctional Degradation Activating Compounds. MonoDACs function by binding to E3 ligases and creating a new surface on the E3 ligases that enhances the binding of the E3 ligases to target proteins. We refer to our second type of degrader as BiDACs, which are Bifunctional Degradation Activating Compounds. BiDACs are designed so that one end of the molecule binds to the disease-causing target protein and the other end binds to the E3 ligase. Each of these types of degrader is intended to result in the same end point: the specific degradation of the target proteins of interest. These two approaches have complementary requirements for target engagement: BiDACs utilize specific binding sites where chemical binding moieties, which are portions of a molecule, can be identified, which enables a rational drug discovery approach, while MonoDACs, in contrast, rely on ligase-to-target protein surface interactions to drive the ubiquitination process, which is the process by which an E3 ligase tags a target protein for degradation using a molecular tag called ubiquitin, rather than specific compound-binding sites.

In addition to the programs identified above and our early-stage development collaborations with Roche, Biogen and Calico, we are conducting exploratory research and development work on various other targets.

Our Strategy

We are committed to transforming the treatment of cancer, neurodegenerative conditions and other diseases through the discovery, development and commercialization of novel therapies that destroy disease-causing proteins.

Key elements of our strategy are to:

∎

Continue rapid progression toward clinical development of our lead programs developed with our TORPEDO platform. Our two lead product candidates are CFT7455, targeting IKZF1/3, and CFT8634, targeting BRD9. We expect to initiate a Phase 1/2 open-label trial for CFT7455 in patients with relapsed or refractory MM or NHLs such as PTCL and MCL in the first half of 2021, and we expect to initiate a Phase 1/2 open-label trial for CFT8634 in patients with synovial sarcoma and SMARCB1-deleted solid tumors by the end of 2021. Using our proprietary TORPEDO platform, we have generated novel product candidates for the treatment of cancer and we believe favorable trial results from our lead programs would offer important validation for both our platform and those programs themselves. Based on the results of these planned Phase 1/2 trials, we will work with the FDA to discuss potential expedited development and accelerated approval pathways for the product candidates in these lead programs. Additionally, we will leverage the knowledge gained from our lead programs to strengthen and improve our TORPEDO platform for our other pipeline candidates.

∎

Rapidly advance our late-stage discovery programs to generate product candidates. In addition to our lead product candidates, we have progressed programs targeting BRAF V600E, in collaboration with our partner Roche, and RET. We are also pursuing several other earlier-stage research programs. We believe that our platform and approach are broadly applicable to address unmet medical needs in a variety of indications and we aim to continue expanding and advancing our pipeline.

∎

Leverage our TORPEDO platform to generate discovery programs for previously undruggable or challenging targets. We believe that we can apply the principles and approaches used to advance our lead programs more broadly to develop novel degraders for diseases where traditional small molecule inhibitors and other therapeutic approaches have been unsuccessful. We believe our degraders offer potential broad tissue distribution, oral delivery, relative ease of manufacturing and well-established development and regulatory pathways, which are all critical characteristics across disease areas. Additionally, our targeted protein degradation approach has the potential to address many protein targets that are currently considered undruggable, as our degraders can theoretically destroy proteins using any available conserved binding site, including low-affinity binding sites or non-functional binding sites, bringing biological utility to ligands that would otherwise be inactive. We are focusing our current programs on selected oncology indications, but we believe our platform has broad applicability beyond cancer that we plan to capitalize on in the future.

∎

Strategically invest in our TORPEDO platform. To date we have invested significant time and resources into the experimental and analytical components of our TORPEDO platform. This platform enables us to quickly develop novel protein degraders. We will continue to invest in the latest experimental tools to improve our capabilities and continue to enhance our proprietary computational and predictive models. We believe that this investment will support our continued discovery and development of degraders against technically challenging and high-value targets. Additionally, we plan to continue expanding our intellectual property portfolio, including through the identification and optimization of additional binders with unique and desirable drug-like properties.

∎

Engage with strategic partners to accelerate program development and maximize the potential of our TORPEDO platform. We have entered into strategic collaborations with Roche, Biogen and Calico, under which we are working to identify and develop novel degraders across multiple therapeutic areas. These collaborations provide us with access to the resources of larger biopharmaceutical companies and expertise that enable us to further develop and maximize the potential of our TORPEDO platform. In the future, we may opportunistically enter into additional strategic partnerships around certain targets, product candidates and disease areas, which could advance and accelerate our development programs, allow us to access additional capabilities and expand the utility of our TORPEDO platform.

∎

Maximize the potential of our product candidates with selective use of commercial partnerships. We retain worldwide commercial rights to CFT7455, CFT8634 and our RET program. In the future, we intend to selectively evaluate commercialization partnerships for our drug candidates with partners whose capabilities complement our own while retaining meaningful commercial rights in key geographic territories. We evaluate potential partnerships based not solely upon their ability to generate additional revenue streams for us, but also based on how they might increase our ability to reach a broader set of patients in our targeted disease areas or expand the breadth of indications that our product candidates are approved to treat.

Overview of Protein Degradation

Protein Degradation

Proteins are large, complex molecules that play many critical roles in the human body. Due to their central role in biological function, protein interactions control the mechanisms leading to healthy and diseased states. Diseases are often caused by mutations that alter the normal function of proteins and in turn lead to protein dysfunction and then disease. Recent scientific advances continue to implicate the role of specific proteins in multiple disease states.

As proteins age or are damaged, the human body has a highly conserved homeostasis system, which maintains a stable equilibrium, and relies on protein degradation machinery to identify and break down proteins into their component amino acids. This protein homeostasis process is mediated in part by E3 ligases. The primary role of E3 ligases is to act as a quality control inspector by identifying proteins that are old, damaged, misfolded or otherwise deemed ready for degradation. When an E3 ligase identifies a target protein for degradation, it attaches a molecular tag called ubiquitin in a process called ubiquitination. This ubiquitination process typically continues until the target protein is tagged with multiple ubiquitin proteins, known as poly-ubiquitination. Once the target protein is poly-ubiquitinated, it is released by the E3 ligase and is then quickly recognized by a proteasome, which is the cell’s recycling plant. The proteasome degrades poly-ubiquitinated proteins into their component amino acids, and these amino acids can then be recycled to form new proteins or can be excreted by the cell. This process is illustrated in the following graphic.

Approximately five percent of the human genome is dedicated to the ubiquitin-proteasome system. In addition, many proteins of therapeutic interest are often regulated by E3 ligases, which normally function to achieve rapid control of protein concentration across multiple steady states. Collectively, these factors underscore the essential role E3 ligases play in normal cellular function and how they can be leveraged against therapeutic protein targets.

Our approach represents a novel modality that seeks to harness this natural degradation machinery to destroy disease-causing target proteins. Both our MonoDACs and BiDACs follow the same catalytic process, with the first step being the formation of a complex between the native E3 ligase, degrader and target protein, which we refer to as the ternary complex. Formation of an appropriate ternary complex that can undergo ubiquitination results in poly-ubiquitination of the target and then degradation of the target protein by the proteasome. Degraders destroy disease-causing proteins through a catalytic process that recycles the degrader molecule so that it may degrade multiple target proteins.

Importantly, both the natural protein degradation process and the targeted protein degradation mediated by our degraders occur rapidly, on the order of milliseconds from initial target-ligase encounter to poly-ubiquitination and release for degradation by the proteasome. The process of targeted protein degradation mediated by our degraders is illustrated in the following graphic.

Once the targeted protein degradation process occurs for one molecule of a target protein, the degrader is released and the process can be repeated with the same degrader molecule. This recursive process—binding the target protein, ternary complex formation with the E3 ligase, ubiquitination and release for degradation—can occur thousands of times with a single degrader molecule before it is eventually cleared by the body. We refer to this process as the catalytic cycle and it is a crucial differentiator between degraders and traditional protein inhibitors, which must remain bound to the target protein to remain effective.

Many current targeted therapies are based on small molecules that inhibit the biological function of a protein of interest. One of the main limitations of inhibitor-based treatments is that high doses of the inhibitor are often needed for adequate, sustained target occupancy levels that are required for efficacy. Since the pharmacological effect is driven by the drug exposure profile, the overall timing and duration of drug action is dependent on drug absorption, distribution and elimination. These exposures can be challenging to achieve and may increase the likelihood of significant off-target side effects. A further limitation of this approach is the requirement to find compounds that bind to specific active sites on the protein that result in functional inhibition. However, there are many sites on a target protein where small molecules can bind, but have no effect on the overall function. The following figure illustrates the use of a small molecule inhibitor to block the function of a targeted disease-causing protein.

Advantages of Targeted Protein Degradation Over Traditional Protein Inhibitors

We believe targeted protein degradation is a novel modality that could offer significant potential benefits over traditional small molecule inhibitor approaches, including improved and sustained potency, fast and recursive catalytic effect, high selectivity and an expansive target landscape.

Improved and Sustained Potency

Degraders offer a many-fold amplification of effect because a single degrader molecule can exert its effect recursively on a large number of target proteins, thereby boosting the catalytic cycle, known as catalytic amplification. In contrast, traditional protein inhibitors rely on one-to-one binding of an inhibitor molecule with a target protein, with the protein only deactivated while the inhibitor is bound. This means that much higher concentrations of a protein inhibitor drug are needed to achieve the same level of therapeutic effect as a protein degrader.

In addition to requiring significantly less drug than a protein inhibitor, the catalytic amplification of degraders means that targeted protein degradation is able to achieve a level of potency necessary for a therapeutic effect in situations that may otherwise be impossible with traditional protein inhibitors. The effect of rapidly-reversible traditional inhibitors on target protein is transient and the target protein typically resumes its disease-causing activity as soon as the inhibitor is no longer bound to the target protein. In contrast, because targeted protein degradation leads to destruction of disease-causing proteins into their component amino acids, the effect of a degrader can persist well after the degrader is cleared from the body because it takes a period of time for the cell to resynthesize disease-causing proteins. Additional potency amplifications can result for target proteins that form complexes with other cellular proteins, since removal of the target protein disrupts the overall complex, not just a specific functional activity of the target protein. In these cases, cellular recovery from the degrader effect requires not only re-synthesis of the target protein, but also its incorporation into a larger molecular complex. This effect can be observed even in cases where the target protein complexes are as small as two proteins, or dimers, as well as larger multi-protein complexes. This means that degraders may help to achieve a more durable biological effect and better clinical outcomes.

Fast and Recursive Catalytic Effect

One degrader molecule can rapidly degrade many target proteins. Each catalytic cycle initiated by our degraders and ending with degradation of a disease-causing target protein occurs in a matter of milliseconds. The speed of the catalytic cycle combined with the catalytic amplification of our degraders could result in clinical impact on the disease mechanism that cannot be achieved with traditional inhibitors.

High Selectivity

One of the primary challenges of protein inhibition is attempting to identify and develop molecules that only target cancerous cells or mutant proteins without having deleterious effects on normal cells or proteins, commonly referred to as off-target effects. We believe degraders combine the advantages of small molecule therapies with the potential of gene therapies. Degraders have drug-like properties, including oral bioavailability, and are easier to manufacture than other therapeutic modalities involving complex macromolecules, such as antibodies and genetic material. Similar to gene therapies and gene editing strategies, degraders can eliminate the presence of a pathogenic protein. However, treatment with degraders may be halted at any time, in contrast to the long-lasting effects of gene therapies.

Each step in the protein degradation cycle requires specific positioning of the target protein and E3 ligase to progress through the catalytic cycle, and these positioning requirements can serve as filters to increase selectivity of a degrader molecule so that only the target protein is ultimately degraded, even if the molecule binds to multiple proteins. For example, degraders are created with the shape, or conformation, of the target protein in mind because a degrader and its target protein must assume a conformation amenable to forming a ternary complex with an E3 ligase. As a result, even if a degrader were to bind to a non-target protein, the resulting ternary complex may not have a conformation that is appropriate to facilitate ubiquitination and subsequent degradation. We are able to leverage these intrinsic properties of the ubiquitin-proteasome protein degradation pathway to design degraders to be highly selective for disease-causing target proteins.

Expansive Target Landscape

Since targeted protein degradation does not function by inhibiting the target protein’s active site, in theory any conserved binding site on a target protein may be used for degrader binding to facilitate formation of the ternary complex and eventual protein degradation. In contrast, inhibitors are only able to have a therapeutic effect either by binding directly to a protein’s active site or by binding to an allosteric site in such a way to cause a conformational change in the protein that inhibits the active site. This inherently limits the number of druggable targets addressable with traditional inhibitors, as many drug binding sites are physically inaccessible or weakly bind with small molecules. Additionally, whereas an inhibitor requires high affinity and a strong bond to the binding site to remain active, degraders can bind with weak affinity for only a short amount of time and still enable ubiquitination and destruction of the protein. Specifically, less than 15% of proteins are considered druggable with traditional small molecule inhibitors because of limitations, including lack of accessible active binding sites, while targeted protein degradation fundamentally enables access to a high proportion of the potential target proteins that are currently considered undruggable.

Our Approach

We employ a comprehensive approach to product candidate selection and development to maximize the potential therapeutic benefit of our protein degraders. We seek out indications with high value protein targets that may benefit the most from degraders, with catalytic degradation turnover as the key metric by which to assess protein degradation. To that end, we have invested heavily in experimental tools, computational and predictive models and team expertise to analyze and optimize the catalytic ability of our degraders through our TORPEDO platform. Additionally, we leverage our platform to optimize the ability of our degraders to initiate the ubiquitin-proteasome protein degradation cycle and predict their function in vivo. Due to the rapid optimization allowed by our TORPEDO platform and the ability of our platform to predict degrader effects in vivo, we are able to quickly and efficiently advance programs from target identification to the candidate development stage.

Our oral, small molecule targeted protein degraders leverage the body’s natural degradation machinery and repurpose it to recognize disease-causing proteins and tag them for destruction by the proteasome. Both our MonoDAC and BiDAC protein degrader approaches are complementary and this provides us with additional flexibility to design degraders for each application and specific target. Since our degraders are fundamentally small molecules, we are able to deliver them through any route of administration available to traditional small molecules, including oral, intravenous and subcutaneous. Furthermore, our approach emphasizes the value of rapid catalytic degradation to increase the rate with which degradation of disease-causing target proteins occurs. Our approach focuses on minimizing biology and toxicity risk and pursuing diseases with significant unmet medical need and defined regulatory pathways.

Our TORPEDO Platform

Our proprietary platform, TORPEDO, allows for informed and efficient drug design and discovery through a robust chemistry engine and proprietary assays, culminating in predictive models that enable us to maximize catalytic turnover and predict in vivo performance. Key elements of the platform include:

∎

Structural biology and ternary complex model development: We have invested heavily in structure-based approaches, such as x-ray crystallography and Hydrogen-Deuterium Exchange Mass Spectrophotometry, or HDX-MS, to evaluate degrader binding interactions and enable structure-based design in both the solid-state and solution. These approaches enable, among other things, the ability to dissect the distribution of ternary complexes formed by degrader complexes, allowing us to quickly evaluate and optimize prospective compounds. Our proprietary ternary complex model library incorporates target structure, Cereblon E3 ligase structure and chemistry data to provide insight into differences in activity between degraders and drive the medicinal chemistry optimization process.

∎

Purpose-built chemistry engine: Our TORPEDO chemistry engine is designed to facilitate development of degraders with drug-like properties, leveraging structural insights generated by the platform and our deep drug development expertise. Traditionally, small molecule inhibitor optimization has often been guided by an emphasis on specific property enhancements, such as the Lipinkski “rule of five,” which stipulates limits on the molecular weight and hydrogen bond donors and acceptors to ensure drug-like properties. Degraders often fall well outside of these traditional boundaries and therefore require a reevaluation of these guidelines, commonly referred to as the “beyond-rule-of-five” space. By applying these principles in our chemistry designs, we are able to improve drug-like properties, including permeability, solubility and oral bioavailability, while maintaining potency and in vivo activity.

∎

Enabling quantitative degradation assays: We have developed high-throughput cellular degradation assays that produce quantitative data showing the relationship between degrader concentration and target protein degradation. This approach, along with similar robust cellular assay systems, allows protein degradation quantitation with greater precision and higher throughput than traditional western-blot approaches. The application of our experimental data to our robust and proprietary models then allows us to predict protein degradation kinetics, and the high throughput of both approaches allows us to rapidly iterate and improve on degrader candidates and design for properties that optimize catalytic degradation turnover.

∎

Predictive pharmacology founded on an enzymology framework: We have established an enzymology framework that assesses and balances the relationship between degrader concentration, time and target protein degradation to identify the key kinetic parameters of degrader induced protein degradation. We have extended this framework to proprietary PK/PD models, which integrate these kinetic parameters with metabolism and PK exposure profiles to predict in vivo degrader performance. Our predictions of degrader performance are routinely validated through in vivo PD experiments with measurements of target degradation from tumor samples using standard western blot assays. We have observed that these models linking cellular assays with predicted in vivo performance have significantly accelerated our discovery process, and we believe that this will increase the likelihood of successfully transitioning from preclinical models to the clinic.

These features help focus our platform on the creation of candidates that we believe will present minimized biology and toxicity risk and address unmet treatment needs.

Minimizing Biology and Toxicity Risk

We place a significant emphasis on minimizing risk in our current and planned programs by focusing on candidates with well-established biology and toxicology profiles, which allows us to select degraders that we believe have the best chance of being successful clinically. To reduce biology risk, we pursue targets that have been clinically validated or that have strong preclinical data suggesting that successful target degradation would result in therapeutic benefit. To reduce toxicity risk, we seek to minimize predictable preclinical safety liabilities early in the drug development process. In furtherance of these objectives, we consider the following during program development:

Ligase selection: Our lead degraders exclusively utilize Cereblon as the E3 ligase. There are over 600 E3 ligases in the human proteome, of which the biology has been well characterized in no more than 50 of them. To our knowledge, only a limited number of E3 ligases, including Cereblon, VHL, MDM2, IAPs and ß-TRCP, are currently suitable for targeted protein degradation. We have chosen to focus on Cereblon as the E3 ligase target of our protein degradation approach for several reasons:

∎

Extensive clinical experience with the approved drugs thalidomide, lenalidomide and pomalidomide has shown that using Cereblon can effect target degradation. The mechanism of action of these molecules is to degrade disease targets, specifically IKZF1 and IKZF3, by bringing them into complex with Cereblon. Lenalidomide and pomalidomide are both approved drugs that have served as part of the standard of care for the treatment of MM for the last 15 and seven years, respectively. Together, this experience clinically validates that Cereblon has been harnessed both safely and effectively by other drugs.

∎	We have developed methods to obtain high resolution structural data with Cereblon bound to novel chemical binders, which allows us to rationally design improved binders with unique chemical features.

∎

Cereblon is widely expressed across tissues and is present in all of the cellular compartments, including the cytoplasm and nucleus, potentially allowing for Cereblon-mediated targeted protein degradation across a wide variety of clinical settings and potential targets.

∎

We have developed multiple distinct, proprietary Cereblon binders that we have designed for improved drug-like properties, such as enhanced oral bioavailability, solubility, permeability and stability, and all of our product candidates and programs benefit from these properties of our proprietary Cereblon binders.

Our library of Cereblon binders offers a proprietary and powerful toolkit for degrader discovery. This Cereblon binder toolkit enables a more modular approach to identifying and optimizing degraders, as each of these binder classes encode distinct drug-like properties and, importantly, unique “exit trajectories” from the Cereblon surface following protein degradation, which can promote better target degradation turnover.

Minimizing target toxicity and maximizing potential degradation: We select target proteins where we believe degradation of the target in adult humans will likely be tolerable, often by selecting target proteins that have already been targeted by traditional inhibitors with good tolerability. Three of our lead targets, IKZF1/3, BRAF V600E and RET, have been previously targeted clinically with inhibitors, and their inhibition has been tolerated. One of our lead programs, BRAF V600E, specifically targets only the mutant disease-causing protein that is found only in cancer cells, which means that on-target protein degradation should only impact cancer cells. We also aim to limit on-target toxicity risk by specifically targeting proteins that are only critical in the setting of genetically driven cancer but not normal cells, as is the case with BRD9 and proteins that are minimally expressed in healthy adult cells, such as RET.

Degrader design: We seek to optimize catalytic degradation turnover and high selectivity, while also managing safety risk, by focusing our analytical techniques and predictive models on the relationship between degrader properties and ultimate protein degradation. Our degraders activate the E3 ligase and facilitate target protein binding and ubiquitination, resulting in rapid overall target degradation. The ability of our degraders to repeat this process recursively with many copies of the target protein with the same single degrader molecule allows us to optimize our product candidates for catalytic degradation turnover and, as a result, create candidates that have the potential to provide a greater therapeutic effect. Our MonoDACs and BiDACs need to achieve sufficient binding affinity to initiate brief ternary complex formation, but, unlike traditional inhibitors, they do not need to achieve prolonged stable binding to achieve desired physiological effects. In fact, in a number of our pre-clinical research activities, we have observed that even weaker binders can still result in very efficient degraders since they may allow for higher rates of catalytic degradation turnover, which is something we prioritize to achieve potentially greater activity. We can target disease-causing proteins to which traditional inhibitors have been unable to sufficiently bind because we are not restricted to selecting compounds that have high target binding affinity. Moreover, in some instances we are able to repurpose molecules developed for traditional inhibitor approaches as the target-protein-binding end of our degraders and improve upon their biologic properties by incorporating them into a BiDAC.

We address toxicity driven by degradation of proteins other than the intended target, or off-target toxicity, by developing degraders with high selectivity. We confirm selectivity by global protein expression studies and validate the results through standard good laboratory practice, or GLP, toxicity studies. We also minimize the risk of toxicity driven by the chemical matter making up our MonoDAC and BiDAC molecules that is independent of the specific toxicities described above, or molecule-related toxicity, with high quality chemical matter optimized to minimize known chemical and metabolic liabilities.

Focus on High Unmet Medical Need

We currently focus on indications where there is a clear and high unmet medical need. Given the broad potential applicability of our approach, we believe it is important to prioritize treating diseases where traditional therapeutic modalities have failed or had a suboptimal therapeutic impact. In some cases of significant unmet need, there can be opportunities for expedited product development and a path to accelerated regulatory approval. Pursuing these types of accelerated pathways is a focus of our approach and provides the potential to address patients’ needs expediently while also validating our platform. We believe our platform has broad applicability beyond cancer that we plan to address in the future.

Leveraging our Differentiated Platform and Approach

We believe that these features differentiate our platform from other drug development approaches, including those of others in the targeted protein degradation space. We believe these differentiating features, as exemplified in our four lead programs, will help us succeed in developing novel degraders of disease-causing proteins to address unmet medical need.

Our four lead programs will be delivered orally because, in these indications, against these targets, oral delivery provides potential therapeutic and commercial advantages. Also, oral delivery helps mitigate the risk of adverse events associated with intravenous or intramuscular administration, including pain or extravasation, or leakage into the extravascular tissue, at the infusion site. By focusing on targets with reduced biology and toxicity risk and pursuing conditions with high unmet medical need, we have selected four preclinical programs to advance into the clinic.

Our Product Candidates—Highly Selective Protein Degraders

We currently have four preclinical product candidates in development. We anticipate that our CFT7455 and CFT8634 product candidates will be in the clinic by the end of 2021, and that our BRAF V600E and RET programs will be in the clinic by the end of 2022. These programs are directed towards targets that remain inadequately treated with available therapies or are undruggable.

CFT7455: A IKZF1/3 Degrader for Multiple Myeloma, Peripheral T-Cell Lymphoma and Mantle Cell Lymphoma

We are developing CFT7455, an orally bioavailable degrader targeting IKZF1/3, for the treatment of MM and NHLs, including PTCL and MCL. We have chosen IKZF1/3 as our initial targets for degradation because of their strong mechanistic rationale and well defined biology. In preclinical studies, CFT7455 has shown robust activity in MM, PTCL and MCL subcutaneous xenograft mouse models, providing preclinical proof of concept. Specifically in MM, we have observed in preclinical studies that CFT7455 remains active in in vivo and in vitro models that are relatively insensitive to standard of care agents that have a similar mechanism of action, such as pomalidomide. We believe that the differentiated pharmacology of CFT7455, including its high potency, may translate into significantly improved clinical outcomes over current standard-of-care agents in each of the indications in which we are pursuing its development. Additionally, our first-in-human Phase 1/2 clinical trial is designed to capitalize on potential opportunities for expedited product development and accelerated approval in MM, PTCL and MCL.

IKZF1/3 Is a Well Understood Biological Target for Certain Blood Cancers

IKZF1 and IKZF3 are transcription factors central to the differentiation of lympho-myeloid multipotent progenitor cells through mature immune cells, including T cells and plasma cells, such as B cells. In particular, by preventing the maturation of B cells there is an antiproliferative effect in B-cell driven blood cancers, such as MM, B-cell lymphomas and myelodysplastic syndrome. In addition to these cell-intrinsic dependencies on IKFZ1/3 for B cell maturation, degradation of IKZF1 and IKZF3 has been shown in third-party research to lead to enhanced IL-2 expression in T cells, meaning IKZF1/3 degradation also induces T cell activity and may exert anti-cancer effects. IKZF1/3 has been previously validated as a target in clinical practice. Lenalidomide and pomalidomide primarily target IKZF1/3 as their mechanism of action.

Multiple Myeloma

In the United States, MM represents nearly 1.8% of all new cancer cases. The National Cancer Institute estimates that there will be 32,270 new cases of MM in the United States and 12,830 deaths from the disease in 2020. Although overall outcomes for patients with MM have improved substantially over the past several decades, patients with MM have a poor prognosis and the predicted median five-year relative survival rate is only 53.9%. As such, there remains a significant unmet need.

Most patients with MM will have an initial response to treatment. Based on fluorescence in situ hybridization, or FISH, studies on bone marrow, patients are stratified into high-risk or standard-risk categories. High-risk patients eligible for hematopoietic cell transplantation receive induction therapy with a combination regimen, often including an IKZF1/3 targeting drug like lenalidomide, to reduce the number of tumor cells prior to stem cell collection. Alternatively, patients who are ineligible for hematopoietic cell transplantation immediately receive a combination regimen, often with three to four classes of drugs, including an IKZF1/3 targeting-drug and a steroid, typically dexamethasone, until progression or unacceptable toxicity.

However, current therapies are not curative, and most patients will ultimately progress. Despite the likelihood of an initial remission, there is a significant unmet need because most patients experience serial relapse and will be treated with most available agents at some point during their disease course. In our clinical program, we will initially focus on treating patients with relapsed/refractory MM who have received at least two lines of specified prior therapy, including lenalidomide, pomalidomide, two proteasome inhibitors and/or an anti-CD38 monoclonal antibody, or mAb. Ultimately, our intention is to seek approval in earlier lines of therapy, replacing or complementing current IKZF1/3 targeting-drugs. We believe that the high potency and activity we have seen in vivo has the potential to translate into a meaningful benefit for patients.

Peripheral T-cell Lymphomas

PTCLs are a heterogenous and typically aggressive group of NHLs. The Surveillance, Epidemiology and End Results Program or SEER Program, of the National Institutes of Health, or NIH, estimates that there will be 77,240 new cases of NHL in the United States and 19,940 deaths from the disease in 2020. PTCLs comprise approximately 4% of all NHLs in the United States and Europe, with an incidence that increased from 0.1 cases per 100,000 in 1992 to 0.4 cases per 100,000 in 2006, potentially reflecting improved diagnostic methods. The median five-year relative survival of patients with PTCL is 50%.

PTCL is a heterogeneous malignancy with many subtypes. The outcomes in these subtypes vary, but many patients with PTCL do poorly. In patients with PTCL in whom no subtype is defined, which is often referred to as PTCL not otherwise specified or PTCL-NOS, the five-year overall survival is approximately 20% to 32%. In other subtypes, outcomes vary greatly, though most patient with these subtypes do poorly. For instance, patients with angioimmunoblastic, natural killer/T-cell lymphoma, adult T-cell leukemia/lymphoma, hepatosplenic, enteropathy type or ALK-peripheral T-cell lymphoma all have a median five-year overall survival of less than 50%. Although initial overall response rates for chemotherapy are approximately 40% to 75%, most patients either relapse or fail to achieve remission. Median progression free survival or PFS, following chemotherapy is 12 to 14 months with a median five-year survival rate of approximately 20% to 30%. There is a significant unmet need for relapsed/refractory disease as there is no accepted standard of care for this population. Lenalidomide has been tested clinically in PTCL in a Phase 2 trial and shown to have an overall response rate of 22% to 26%. Cereblon modulators, such as lenalidomide, also known as IMiDs, are not widely used nor approved for treating PTCL. Based on our preclinical data, we believe CFT7455 has the potential to create a meaningful benefit for these patients.

Mantle Cell Lymphoma

MCL is one of the mature B-cell NHLs. MCL comprises approximately seven percent of adult NHLs in the United States and Europe with an incidence of approximately 0.8 cases per 100,000 persons per year according to recent SEER Program estimates. Median overall survival for patients receiving intensive therapy is four to five years. There is no universally accepted standard of care for MCL. Outside of agents being tested in clinical trials, treatment options typically include some combination of conventional chemoimmunotherapy, rituximab and radiation therapy. Most patients with MCL experience serial relapse and are treated with various agents, including IKFZ1/3-targeting drugs, BTK inhibitors or the BH-3 mimetic venetoclax. Lenalidomide is approved for use in patient with MCL whose disease has relapsed or progressed after two prior therapies, one of which included bortezomib, based in part on an observed overall response rate of approximately 26%. However, lenalidomide is not widely used to treat MCL. Accordingly, we believe that CFT7455 has the potential to meaningfully improve outcomes and become an established standard of care for these patients.

Preclinical Development

We have conducted a comprehensive preclinical program across multiple mouse models to study CFT7455 as a potential treatment for MM, PTCL and MCL. We are preparing to submit an IND for CFT7455 in the fourth quarter of 2020 and intend to initiate a Phase 1/2 first-in-human trial in the first half of 2021.

We performed an in vitro analysis of CFT7455 at varying doses in cells lines across MM and PTCL. The figure below on the left depicts CFT7455, in a MM model, degrading up to approximately 90% of the IKZF1 target protein within 24 hours in a dose-dependent fashion. The figure below on the right depicts CFT7455, in a PTCL model, dose dependently degrading up to approximately 90% of IKZF1 in six hours.

CFT7455 is a highly selective degrader of IKZF1 and IKZF3, as demonstrated by the figure below. The figure depicts the standard method for determining degrader selectivity is a global proteomics experiment, which utilizes mass spectrometry to quantify cellular protein levels in DL-40 xenograft tumor cells following drug treatment. Specifically, the total cellular protein pool is extracted and processed from cells treated with a degrader, then each protein is individually identified and its level quantified. Using this process, we analyzed the effect of CFT7455 on over 8,000 proteins. These data were then compared to control samples from cells treated with the dosing solution alone, or vehicle, to provide the relative level changes for each protein in the entire cellular protein pool. The x-axis in the graph represents the relative level of proteins in the treated cells compared to control samples, and the y-axis shows the level of statistical confidence in the difference in relative levels of each protein. The figure below depicts cells treated with CFT7455 degrading only a small subset of the cellular proteins with statistical confidence, which are the proteins highlighted in red falling outside of the shaded area. This analysis shows that CFT7455 is a highly selective degrader of IKZF1 and IKZF3.

Further, we have profiled known Cereblon targets of pomalidomide and lenalidomide, including GSPT1, GSPT2 and SALL4, using target-specific assays. We observed that CFT7455 has no detectable activity against GSPT1 or GSPT2, but it does degrade SALL4, which is not expressed in the cell line used in the analysis reflected in the figure above, and accordingly, its downregulation is not detected in this assay.

In addition to IKZF1 and IKZF3 degradation and selectivity, we have observed potent activity in vitro across a panel of relevant cell lines. In multiple subcutaneous xenograft mouse models of MM, PTCL and other NHLs, CFT7455 treatment resulted in complete regression at doses that we believe could be clinically active, as shown in the graphs below. Significantly, 30 µg/kg of CFT7455 administered once daily, or QD, demonstrated complete regression and clear dose responsiveness in a widely used MM xenograft model, H929, as shown in the graph on the left below. Additionally, in the RPMI-8226 MM xenograft model, a MM model that is relatively insensitive to treatment with pomalidomide, CFT7455 demonstrated tumor regression and dose responsiveness, as shown in the graph on the right below, and the combination of dexamethasone and CFT7455 resulted in increased activity compared to either CFT7455 or dexamethasone alone.

In the RPMI-8226 MM xenograft, we observed that pomalidomide at the clinically relevant dose of 3,000 μg/kg was indistinguishable from treatment with the vehicle as shown in the graphic below. A low dose of CFT7455, 30 μg/kg, was active in the model, even when administered to large tumors that had grown despite treatment with 3,000 μg/kg of pomalidomide for 21 days and were insensitive to pomalidomide and then were switched to treatment with CFT7455.

As shown in the figures below, in preclinical studies evaluating various doses of CFT7455 and pomalidomide in MM H929 cells, CFT7455 was up to 10,000-fold more potent than pomalidomide, as measured by impact on cell viability after 96 hours. Further, CFT7455 exhibited a high catalytic turnover rate, as measured by CFT7455’s cellular degradation rate of up to 75% at 1.5 hours.

Based on its pharmacological properties, we believe CFT7455 may have a favorable therapeutic index and has the potential to replace or follow existing standard of care therapies. We have also evaluated varied dose regimens, as shown in the figure below, which suggest the possibility of intermittent dosing of CFT7455. This could further increase the therapeutic index if adverse events are observed, by incorporating drug holidays in the dosing schedule. Preliminary data from 28-day oral toxicity studies conducted in rats and monkeys demonstrated that exposures well above the modeled efficacious exposures in humans have been tolerated. Definitive GLP-toxicity studies are ongoing.

Our Planned First-in-Human Phase 1/2 Trial

We expect to file an IND for CFT7455 in the fourth quarter of 2020 and expect to dose the first patient in a clinical trial of this product candidate in the first half of 2021. Our planned Phase 1/2 trial is designed as a dose escalation trial of CFT7455 in approximately 18 to 30 subjects with MM and NHL. We have designed the trial to identify a maximum tolerable dose and a recommended dose for expansion in patients with MM, and a discrete dose for patients with NHL. Identifying discrete doses for each indication is done for two reasons: first, it has been observed in prior clinical experience that patients with MM may tolerate a higher dose of IKZF1/3 targeting agents than do NHL patients; second, in MM, the addition of dexamethasone to CFT7455 may increase the clinical activity or therapeutic index of CFT7455, thus we will explore CFT7455 both as a single agent and in combination with dexamethasone in MM but only as a single agent in NHL. This trial will primarily investigate the safety and tolerability of CFT7455, and key secondary endpoints will be to characterize its PK/PD and anti-tumor activity. We expect the Phase 1/2 results will help us better understand the disease characteristics of those patients who may derive benefit from CFT7455, which will enable us to design future clinical trials for this product candidate more effectively. The initial cohort will enroll three to six subjects with relapsed/refractory MM or NHL and we will administer CFT7455 over a 28-day cycle, evaluating the window for any potential dose-limiting toxicity. We anticipate Phase 1/2 initial topline safety and PK results approximately one year after the first patient is dosed. In the expansion stage, we expect to enroll an additional 30 patients with relapsed/refractory MM, 20 patients with MCL and 20 patients with PTCL.

CFT8634: A Novel BRD9 Degrader for Synovial Sarcoma

We are developing CFT8634, an orally bioavailable protein degrader targeting BRD9 for the treatment of synovial sarcoma and SMARCB1-deleted solid malignancies. We have chosen BRD9 as a target for our approach because of the strong mechanistic rationale, the well-defined biology, the unique opportunity to target BRD9 with a degrader (traditional protein inhibitors are infective in this setting) and a significant unmet need in these patient populations. We plan to initially pursue development in synovial sarcoma, which is defined by a gene translocation SS18-SSX that results in dependency on BRD9 and is therefore potentially addressable by a BRD9 degrader. There are currently no clinical stage molecules targeting BRD9, as BRD9 has been considered an undruggable target with standard modalities. There is limited benefit of existing treatments for metastatic or locally advanced synovial sarcoma, with patients having a median survival of approximately 18 months. We believe that the ability of our degrader CFT8634 to drug BRD9 has the potential to offer a benefit over currently available therapies for patients with synovial sarcoma.

BRD9 Is a Well Characterized Driver of Cancer with No Currently Available Targeted Therapies

BRD9 is a component of the ncBAF, which is one of three types of BAF complexes in human cells. The BAF complexes, also known as SWI/SNF complexes, are responsible for regulating gene transcription. Critically, BRD9 and the ncBAF complex of which it is a component, is not normally required for cell survival. Normal cells rely on another complex, cBAF, for cellular growth, and BRD9 is not a member of this complex. However, in certain genetic settings, ncBAF drives malignancy and these tumors are dependent on BRD9. Genetic settings in which BRD9 is critical share the same feature: the function of the cBAF complex is compromised because SMARCB1, a critical component for normal function of the cBAF complex, is removed from the complex. This situation, referred to as BAF perturbation, is seen in both cancers in which SMARCB1 is deleted, such as malignant rhabdoid tumors, or MRTs, and epithelioid sarcoma, as well as when a pathogenic fusion protein referred to as SS18-SSX results in the ejection of SMARCB1 from the BAF complex. This SS18-SSX fusion protein is the defining genetic lesion that drives synovial sarcoma. In each of these settings, BAF perturbation results in a central dependency on the ncBAF complex, and as a result BRD9, for tumor growth. This is an example of synthetic lethality, in which the cancer cell has a specific vulnerability to BRD9 degradation in the setting of the underlying genetic lesion. In contrast, normal cells, which do not harbor this genetic lesion, are relatively unaffected by the degradation of BRD9. Thus, BRD9 is a critical dependency of the cancer in these genetic settings, and depriving the cancer cell of BRD9 effectively stops tumor growth.

BRD9 has previously been considered undruggable because existing small molecule inhibitors of the bromodomain are inactive against synovial sarcoma. This is because inhibition of this domain is not sufficient to block BRD9 from driving cancer cell growth, preclinically. Inhibitors of other protein functions, such as that of the critical domain of unknown function, or DUF, have not been described. We believe that our approach to targeted protein degradation of BRD9 has the potential to offer a major benefit over currently available therapies for synovial sarcoma and SMARCB1-deleted tumors.

Synovial Sarcoma

Synovial sarcoma is an aggressive tumor that accounts for approximately 900 cases in the United States each year, or approximately 10% of all soft tissue sarcomas. While it is prevalent in patients over a wide range of ages, it is more common in younger adult patients, with a median age of onset of 36 years. Like many sarcomas, synovial sarcoma is characterized by recurrent chromosomal arrangements and is referred to as a fusion gene driven malignancy. Specifically, nearly all synovial sarcomas contain a fusion of the SS18 gene on chromosome 18 to the SSX1, SSX2 or SSX4 gene on the X chromosome. This type of mutation is referred to as a t(X;18) chromosomal rearrangement, or an SS18-SSX fusion.

SMARCB1-deleted Tumors

SMARCB1 is a key member of the BAF chromatin-remodeling complex and assists in the control of gene transcription. The function of SMARCB1 and the BAF complex in cancer has only recently been established. SMARCB1 is a tumor suppressor gene, meaning any decrease in function could potentially result in tumor proliferation. The inactivation of both alleles of SMARCB1 has been shown to result in several types of tumors, including malignant rhabdoid tumors, or MRTs, as well as epithelioid sarcoma, renal medullary carcinoma, undifferentiated pediatric sarcomas, a subset of hepatoblastomas and others.

MRTs typically present in infancy or early childhood and are often aggressive. If the MRT is found in the central nervous system, MRTs are referred to as atypical teratoid/rhabdoid tumors, or AT/RT. Whether the tumor is classified as MRT or AT/RT, the vast majority of these tumors are characterized by the loss of function of the SMARCB1 subunit of the BAF complex.

BRD9 has been shown to be an attractive target in pediatric MRTs because the loss or inactivation of the SMARCB1 subunit of the BAF complex leads to a dependency on BRD9. Mechanistically, SMARCB1 loss results in the reprogramming of the cBAF complex and makes the ncBAF complex essential, in a similar mechanism to that which drives synovial sarcoma. As a result, SMARCB1-mutant malignant rhabdoid tumors are dependent on the BRD9-containing ncBAF complex. Thus, we are able to target this tumor by degrading BRD9. We believe our BRD9 degrader could reduce tumor cell proliferation and improve patient outcomes.

Intensive, multimodality treatment approaches have improved the clinical outcome of these young patients in a stepwise manner. However, their prognosis remains poor even on these treatment approaches and the median duration of survival in clinical trials does not exceed nine to 17 months. New therapeutic strategies are urgently needed and we believe CFT8634 may have a potentially meaningful clinical impact in these patients.

Preclinical Development

We have conducted preclinical studies of CFT7503 in two mouse models. CFT7503 is the parent racemic mixture of our lead product candidate, CFT8634. In these studies, we have observed comparability between CFT7503 and CFT8634 in terms of cellular potency, selectivity and in vivo activity. Further, both CFT7503 and CFT8634 are highly selective for BRD9 relative to other bromodomain containing proteins, including BRD7 and BRD4, as shown in the dose dependency of target degradation in H293T cell lines expressing the individual proteins, as reflected in the graphs below.

We have also observed meaningful in vitro dose-dependent inhibition of cell proliferation of synovial sarcoma cell lines over time. Cell proliferation is measured by analyzing the occupied area of cells in a sample over time and densely packed cells are considered confluent. Cell growth inhibition is evidenced in cultures that show a growth plateau below 100%. The figure below on the left shows the effect of CFT7503 on BAF perturbed Yamato cell lines, which is a mouse xenograft model of synovial sarcoma, compared to the effect of a BRD9 inhibitor, shown as BRD9i or the vehicle, dimethylsulfoxide, or DMSO, which were ineffective. CFT7503 had little impact on the growth of a BAF wildtype SW982 cell line, as shown in the graph on the right, showing that its effect was limited to cells with BAF perturbation.

The below graphic shows CFT7503 was active and tolerated when dosed orally in a mouse xenograft model of synovial sarcoma (Yamato) and a PDX model (SA13412), with dose dependency observed between 6 mg/kg and 50 mg/kg QD for Yamato, and between 6 mg/kg and 40 mg/kg QD for PDX, with all doses being generally tolerated, indicated by limited weight loss.

Our Planned First-in-Human Phase 1/2 Clinical Trial

We expect to file an IND for CFT8634 with the FDA in the second half of 2021 and dose the first patient in a first-in-human Phase 1/2 clinical trial by the end of 2021. We expect to design our Phase 1/2 trial to be an open-label dose escalation trial in approximately 12 to 18 patients with synovial sarcoma or a solid tumor with SMARCB1 loss. The Phase 1 portion of the trial will primarily investigate the safety and tolerability of CFT8634. If a well-tolerated dose is identified for further development, we expect to enroll two expansion cohorts, one which will include 30 patients who are known to have synovial sarcoma and a second with patients having solid tumors harboring SMARCB1 loss. Assuming CFT8634 has a favorable profile in these early clinical trials, we initially intend to pursue approval in patients with synovial sarcoma after failure of first-line therapy. Depending on the results of the Phase 1/2 trials, we will work with the FDA to discuss potential accelerated approval pathways for this product candidate.

BRAF V600E Degrader Program

We are developing orally bioavailable degraders of BRAF V600E as part of our ongoing strategic partnership with Roche. We have chosen BRAF V600E as a target for our approach due to strong mechanistic rationale, well defined biology and unmet need. We plan to initially pursue development in locally advanced or metastatic melanoma and NSCLC, in which approximately 50% and 2%, respectively, of cancers are driven by BRAF V600E mutation. In these patients, there remains a high unmet need for those who relapse after, or do not respond to, approved BRAF inhibitors. BRAF V600E mutations also occur in 10% to 20% of colorectal cancer patients, so we may pursue development of our BRAF V600E programs in other indications in parallel with, or sequentially to, development in our lead indications of relapsed/refractory BRAF V600E-positive melanoma and NSCLC. We believe that a mutant-

specific BRAF V600E degrader could offer a significant mechanistic benefit over currently available BRAF V600E inhibitors and could have the potential to confer significant improvements in clinical outcomes.

BRAF V600E is a Common and Well Understood Oncogenic Mutation

BRAF is one of several protein kinases involved in a signaling cascade to initiate cell proliferation, known as the mitogen-activated protein kinase, or MAPK, pathway. The MAPK pathway conducts extracellular proliferative signals to the nucleus of cells, signaling them to proliferate. Many cancers are characterized by activating mutations in components of this MAPK pathway, including BRAF V600E mutations, which confer constitutive activation of the MAPK pathway and promote oncogenic transformation and can cause tumor growth.

Single base substitutions for the amino acid valine at codon 600 in the BRAF gene are known as V600 or Class I mutations, and when those V600 mutations result in substitution of glutamic acid for valine, they are referred to as V600E mutations. BRAF mutations occur in approximately 15% of all cancers, and approximately 70% to 90% of BRAF mutations are V600E mutations. Melanomas have been shown to contain a particularly high prevalence of BRAF mutations at 50%, of which greater than 90% are driven by a V600E mutation.

BRAF V600E mutants activate the MAPK pathway constitutively, meaning that cell proliferation is activated without receiving the extracellular proliferative signals necessary to activate the pathway normally. Constitutive activation occurs because BRAF V600E mutants are able to signal as a single protein, or monomer, while wild type BRAF proteins must form a complex of two proteins, or a dimer, before downstream signaling can occur. This constitutive activation leads to overactivation of the MAPK cell proliferation pathway, causing oncogenic cell proliferation and tumor growth. Approved small molecule inhibitors of BRAF V600E—vemurafenib, dabrafenib and encorafenib—block the constitutive activation of the MAPK pathway by the mutant BRAF monomer. However, BRAF inhibition with these molecules can lead to an alternative activation of the MAPK pathway, known as paradoxical activation. Under these conditions, BRAF inhibitors bind and inhibit BRAF V600E, but this inhibited form can form a protein dimer with other RAF proteins, including both wild type BRAF and BRAF mutants, activating the second molecule for signaling. This BRAF driven paradoxical activation activates, rather than inhibits, the MAPK pathway. BRAF inhibitors are frequently used in combination with MEK inhibitors, a protein downstream of BRAF in the MAPK pathway, which improves response rates and clinical outcomes. However, patients frequently do not respond sufficiently or they develop resistance to this approach. Many known mechanisms of resistance to approved BRAF inhibitors result in the promotion of BRAF dimerization, and in these settings the BRAF inhibitors are ineffective.

We believe that targeted protein degradation of BRAF V600E offers the potential for a fundamental improvement over current BRAF inhibitors due to the advantages of degraders over inhibitors in general and because degrading mutant BRAF removes the possibility of incorporation into a BRAF dimer and subsequent paradoxical activation.

Melanoma

According to the National Cancer Institute, approximately 100,000 patients will be diagnosed with melanoma in 2020, and approximately 13% of those cases, or about 13,000 patients per year, will have locally advanced or metastatic disease. Moreover, approximately 50% of late stage melanoma patients carry BRAF mutations, and approximately 90% of those are BRAF V600E mutations. Taken together, we estimate that there are over 5,000 incidents of newly diagnosed melanoma patients per year with BRAF V600E-mutated locally advanced or metastatic disease.

The recommended first-line treatment for patients with BRAF V600E-mutated unresectable or metastatic melanoma is anti-PD-1 monotherapy, such as pembrolizumab or nivolumab, or combination therapy with a BRAF inhibitor, such as dabrafenib, vemurafenib or encorafenib and a MEK inhibitor, such as astrametinib, cobimetinib or binimetinib. However, a significant number of patients undergoing this combination therapy do not sufficiently respond or have a durable response as resistance to the therapy occurs. Specifically, across several double-blind randomized controlled trials conducted by others evaluating BRAF and MEK inhibitor combination therapy in patients with previously untreated locally advanced or metastatic melanoma, median PFS has ranged from 9.9 to 14.9 months. After each of these lines of therapy is used, there are no approved single-agent therapies that effectively target BRAF. In preclinical models of resistance to BRAF inhibition, our degraders remained active when dosed in combination with a MEK inhibitor, in contrast to the approved BRAF inhibitor, encorafenib, which is inactive in this setting. Thus, a BRAF V600E degrader may be active clinically in the setting of resistance to approved BRAF inhibitors.

In preclinical studies, in the A375 BRAF V600E melanoma model, we have observed that one of our BRAF V600E degraders, CFT7977, showed deeper and more sustained response in comparison to the standard of care BRAF inhibitor, dabrafenib, as shown in the figure below.

In addition, two or our BRAF V600E degraders, CRT8442 and CFT8905, showed sustained activity in the A375 model encoding the NRAS Q61K activating mutation, in combination with the MEK inhibitor, trametinib, which is shown in the following figure. The NRAS Q61K activating mutation is a clinically observed mechanism of resistance to BRAF inhibitors. Both BRAF V600E degraders, in combination with trametinib, also showed improved activity compared to trametinib in combination with the BRAF V600E inhibitor, encorafenib.

We believe that our BRAF V600E degraders have the potential to improve upon current clinical outcomes, as our novel protein degraders could offer a potent and selective mechanism to degrade V600E-mutant BRAF and prevent constitutive activation and oncogenic cell proliferation. Furthermore, degrading BRAF V600E may offer a fundamental improvement over inhibiting BRAF V600E because degrading the mutant proteins with our approach may avoid the possibility of paradoxical activation.

RET Degrader Program

We are developing orally bioavailable degrading compounds of RET for the treatment of NSCLC, sporadic medullary thyroid cancers and other solid cancer indications. We have chosen RET because of its well defined biology and the known drawbacks of RET protein inhibitors that we believe our degrader approach will be able to overcome. Our initial target population is relapsed/refractory patients with RET-altered cancers after treatment with RET inhibitors and we plan subsequently to pursue first-line treatment of RET-driven cancers. We believe our RET degrader has the potential to overcome resistance to standard of care RET inhibitors to effect deeper and more durable responses due to the unique advantages of protein degradation.

RET is a Well-Characterized Protein Target for Oncology with Known Resistance Mechanisms

RET is a receptor tyrosine kinase that activates multiple downstream pathways involved in cell proliferation and survival. RET typically plays a role in normal development, but when mutated it can cause cancers, including NSCLC, medullary thyroid cancer and other solid tumors. Two RET-specific inhibitors have been developed to target these malignancies. Eli Lilly’s selpercatinib and Blueprint Medicines’ pralsetinib were recently approved, both as RET-specific kinase inhibitors to treat RET-altered NSCLC and medullary thyroid cancer. While these molecules showed in their Phase 2 trials that they are effective in the majority of the patients treated and generally well tolerated, patients are observed to relapse, at which point there are currently no approved targeted therapies.

The goal of our RET program is to design a degrader that covers the full landscape of observed and anticipated resistance mutants to current and emerging RET therapies in these relapsed/refractory patients. In particular, we have identified compounds that exhibit activity against the wild-type RET fusions and fusions encoding gatekeeper mutations, as well as similar potency and activity against a solvent front resistant mutant, or G810R, which is a mechanism of resistance to selpercatinib. We believe there may be an opportunity for our RET degrader as a viable alternative in front line therapy where we hope the RET degrader will effect deeper and more durable responses due to the advantages of a degrader over a standard protein inhibitor.

Non-Small-Cell Lung Cancer

Lung cancer, in particular NSCLC, is often driven by alterations in a single driver oncogene, making these tumors well suited for precision therapies. One such example is RET translocation, which is present in one percent to two percent of NSCLC.

NSCLC patients with mutated or rearranged oncogene drivers can be treated with first-line selective inhibitors and achieve fairly high response rates and longer survival than with chemotherapy. However, in some cases, resistance develops to clinical RET inhibitors, due to mechanisms including new RET mutations that make the inhibitors inactive. Our RET degraders are designed to overcome these types of mutations. We believe that our RET degraders have the potential to improve upon current clinical outcomes, as they could offer an alternative to RET inhibition that is less susceptible to resistance mechanisms and potentially able to achieve similar efficacy in front-line settings with an improved pharmacodynamic profile.

Preclinical Development

We have conducted preclinical experiments to characterize the activity profile of our RET degraders and have observed that they inhibit tumor growth comparably to the leading RET inhibitors, selpercatinib and pralsetinib, and retain activity in the setting of the solvent front mutation, G810R. As shown in the figure below, one of our RET degraders, CFT2521, with daily intravenous, or IV, dosing, has comparable activity to both selpercatinib and pralsetinib dosed orally twice a day, or BID, in the KIF5B:RET fusion murine xenograft model. We are working to identify RET degraders with similar activity using oral dosing.

We intend to identify a drug candidate and file an IND with the FDA in patients with RET-altered tumors by the end of 2022.

Our Other Discovery Programs

In addition to the programs discussed above, we are also progressing several other early stage pipeline programs. In line with our strategy, we assess on a target-by-target basis whether our degraders would provide a compelling and differentiated approach over standard of care or other approaches to the same disease and are consistent with our focus on minimizing biology and toxicity risk and focusing on high unmet medical need, including rare diseases. These early stage programs include compounds that have already shown the ability to cross the blood-brain barrier in preclinical models, and we are also evaluating degraders for additional oncology targets and rare diseases. Our discovery programs are a combination of internal programs, over which we have full control and ownership, and programs in collaboration with our partners.

Collaborations and License Agreements

Roche Amended and Restated License Agreement

In March 2016, we entered into a license agreement with Roche, which was amended in June 2016 and amended further in March 2017. We further amended and restated that agreement (as so amended) in December 2018. We refer to this amended and restated agreement as the Roche Agreement. Under the Roche Agreement, we agreed to collaborate with Roche in the research, development, manufacture and commercialization of target-binding small molecules using our proprietary TORPEDO platform for the treatment of cancers and other indications.

Under the terms of the Roche Agreement, we are responsible for conducting preclinical research and development activities for a number of targets selected by Roche in accordance with a target selection and replacement procedure set forth in the agreement. We are also responsible for conducting Phase 1 clinical trials for products directed to certain targets and for manufacturing activities in connection with the applicable research plans, subject to Roche’s right to assume manufacturing responsibilities at pre-defined times. We and Roche each share in the costs of these research activities.

Under the Roche Agreement, we granted Roche an exclusive option to obtain an exclusive, worldwide license, with the right to sublicense through multiple tiers to develop and commercialize products directed at each target that is subject to the collaboration. Upon the exercise of its option for a particular target, Roche is responsible for the manufacture, development and commercialization of products directed to that target, at its sole expense. However, we have the option to co-develop products directed to certain targets, in which case we would be responsible for a portion of the development costs associated with such co-developed products and eligible to receive increased royalties on sales of such co-developed products. We also have an option to co-detail products for which have exercised our co-development option. If we exercise our co-detail option, we will be responsible for a portion of the co-detailing costs. We have the right to opt out of these co-development and co-detailing activities.

Upon signing the Roche Agreement, we received upfront consideration of $40.0 million from Roche. In addition, we receive annual research funding from Roche for each active research plan and we are eligible to receive additional payments upon the achievement of pre-determined research and development success criteria with respect to certain targets. If Roche exercises its option right for a target, Roche is obligated to pay an exercise fee ranging from $7.0 million to $20.0 million, depending on the target. For each target option exercised by Roche, we are eligible to receive milestone payments up to a range of $260 million to $275 million upon the achievement of certain research, development and commercial milestones with respect to corresponding products, subject to certain reductions and exclusions based on intellectual property coverage. Roche is also required to pay us up to $150 million per target in one-time sales-based milestone payments upon the achievement of specified levels of net sales of a product directed to such target. Finally, we are eligible to receive tiered royalties ranging from mid-single digit to mid-teen percentages on net sales of products sold by Roche pursuant to its exercise of its option rights, subject to certain reductions. For sales of products for which we exercise our co-development right, the applicable royalty rates will be increased by a low-single digit percentage.

Unless earlier terminated, the Roche Agreement expires on the date when no royalty or other payment obligations under the Roche Agreement are or will become due. We and Roche each may terminate the Roche Agreement in its entirety or on a target-by-target or product-by-product basis and, in our case, on a country-by-country basis, for the other party’s uncured material breach of its obligations under the Roche Agreement or upon the other party’s bankruptcy, insolvency or similar proceedings. Roche may terminate the Roche Agreement for convenience on a target-by-target, product-by-product or country-by-country basis. In the event we are acquired by a competitor of Roche, Roche has the right to require us to terminate our research, development and co-detailing activities under the Roche Agreement, after which time we would not be eligible to receive payments for such terminated activities.

Calico License Agreement

In March 2017, we entered into a Collaboration and License Agreement, or the Calico Agreement, with Calico, whereby we agreed to collaborate with Calico to discover, develop and commercialize small molecule protein degraders for diseases of aging, including cancer.

Under the Calico Agreement, we and Calico each agreed to conduct joint research activities with respect to a number of targets selected by Calico in accordance with a target selection and replacement procedure set forth in the agreement. During the research term, which ends in March 2022, Calico is responsible for the costs of these research activities and has the right to approve targets for advancement to lead optimization activities to be carried out by the parties under the corresponding research plans.

Upon the completion of our research activities for each target selected by Calico for lead optimization activities, Calico is responsible for, and agrees to use commercially efforts to carry out, all further pre-clinical development, regulatory affairs, manufacturing and commercialization for products directed against each such target. We refer to these products as Collaboration Products. We granted Calico an exclusive license to manufacture and commercialize Collaboration Products under certain of our intellectual property rights.

Under this agreement, Calico paid us an upfront amount of $5.0 million and certain annual payments totaling $5.0 million through June 30, 2020. Upon successful nomination of a target following a target evaluation phase and initiation of the applicable research plan, we are eligible to receive target initiation payments from Calico. For each target, we are eligible to receive research, development and commercial milestone payments totaling up to $132.0 million. Calico is also required to pay one-time sales-based milestone payments aggregating up to $65.0 million upon the achievement of specified levels of net sales of a product directed to such target, subject to a reduction based on intellectual property coverage. We are also eligible to receive royalty payments on the net sales of Collaboration Products, at percentages in the mid-single digits, subject to certain reductions.

Unless terminated earlier, the Calico Agreement expires on the date when no royalty or other payment obligations under the Calico Agreement are or will become due. We and Calico each may terminate the Calico Agreement in its entirety or on a target-by-target or product-by-product basis and, in our case, on a country-by-country basis, for the other party’s uncured material breach of its obligations or its bankruptcy or insolvency. Calico may terminate the Calico Agreement for convenience in its entirety or on a target-by-target or country-by-country basis, subject to reimbursement of costs and return of materials.

Biogen Collaborative Research and License Agreement

In December 2018, we entered into a collaborative research and license agreement, or Biogen Agreement, with Biogen, whereby we agreed to collaborate with Biogen and use our proprietary protein degrader platform to research, develop and identify small molecule protein degraders.

Under the Biogen Agreement, we granted Biogen an exclusive license, with the right to sublicense through multiple tiers, under our intellectual property, (a) for the purpose of performing candidate development activities in accordance with research and development plans agreed upon by the parties and (b) for the purpose of exploiting all degraders and products for any use in the world.

Under the terms of the Biogen Agreement, we are responsible for conducting research and development activities for a number of targets selected by Biogen in accordance with a target selection and replacement procedure set forth in the agreement. We are required to provide all resources necessary to perform candidate development activities, perform such activities with reasonable care and skill and in accordance with applicable law and the Biogen

Agreement and to use diligent efforts to complete such activities as set forth in the applicable development plan and to deliver to Biogen a certain number of degraders directed to each target that meet a range of pre-defined criteria. We and Biogen are also responsible for research activities designed to inform Biogen’s target selection process, for which Biogen will pay for its own costs and will reimburse our costs up to a certain amount.

Upon Biogen’s commencement of the IND-enabling study for a degrader directed towards each target selected by Biogen, Biogen is responsible for, and agrees to use commercially reasonable efforts to carry out, all further development, regulatory affairs, manufacturing and commercialization for at least one product directed against each such target in certain territories.

Upon execution of the Biogen Agreement, Biogen paid us an upfront payment of $45.0 million as prepayment for candidate development activities, and if Biogen elects to extend the collaboration term by a pre-determined period and obtain the right to elect a certain number of additional targets, we are eligible for an additional payment of $62.5 million. Upon Biogen’s receipt of degraders directed to each target that satisfy pre-defined criteria, we are eligible to receive payments ranging from $2.0 million to $3.0 million per target. Upon Biogen’s commencement of the first IND-enabling study for a development candidate directed towards each target, Biogen is required to pay us $8.0 million. For each target, Biogen is required to pay us (a) development and commercialization milestone payments totaling up to $35.0 million and (b) sales milestone payments totaling up to $26.0 million for the achievement of certain amounts of net sales of all products directed to such target, each subject to certain reductions. The total development, commercialization and sales milestone payments will increase if Biogen extends the collaboration term and elects additional targets. In addition, Biogen is required to pay us royalties on a product-by-product and country-by-country basis on the net sales of each product, at percentages in the mid-single digits, subject to certain reductions.

Unless earlier terminated, the Biogen Agreement expires on the date of the last product-by-product and country-by-country basis upon the expiration of the last-to-expire valid claim of a patent right covering the composition of matter of method of use in the approved label of the applicable product in the applicable country. We and Biogen each may terminate the Biogen Agreement (a) with respect to one or more development candidates, products or collaboration targets or, only in the case of Biogen, the entire agreement, for the other party’s uncured material breach of its obligations and (b) in its entirety upon the other party’s bankruptcy, insolvency or similar proceedings. Biogen may also terminate the Biogen Agreement in its entirety or with respect to one or more development candidates, products or collaboration targets for convenience.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on intellectual property and proprietary products. While we believe that our technology, expertise, scientific knowledge and intellectual property estate provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Not only must we compete with other companies that are focused on protein degradation, but any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. Moreover, our industry is characterized by the existence of large numbers of patents and frequent allegations of patent infringement.

Our focus is on the discovery and development of protein degradation therapies using our TORPEDO platform. Other companies researching chimeric small molecules for protein degradation include Arvinas, Inc., Cullgen Inc., Nurix Therapeutics, Inc., Vividion Therapeutics, Inc. and Kymera Therapeutics, Inc., of which Arvinas, Inc. is in clinical development and the other companies are currently in preclinical development. Further, several large pharmaceutical companies have disclosed preclinical investments in this field, including Amgen, AstraZeneca plc, GlaxoSmithKline plc, Genentech and Novartis International AG. In addition to competition from other protein degradation therapies, any products that we develop may also face competition from other types of therapies, such as small molecule, antibody, T cell or gene therapies.

Our lead product candidates target oncologic indications. The most common methods of treating patients in oncologic indications are surgery, radiation and drug therapy, including chemotherapy, hormone therapy, cellular therapy and targeted drug therapy. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy. Some of the currently approved drug therapies are branded and subject to patent protection and others are available on a generic basis. Many of these approved drugs are therapies and are widely accepted by physicians, patients and third-party payors. In general, although there has been considerable progress over the past few decades in the treatment of cancer and the currently marketed therapies provide benefits to many patients, these therapies are all limited to some extent in their efficacy and frequency of adverse events, and none of them are successful in treating all patients. As a result, the level of morbidity and mortality from cancer remains high.

In addition to currently marketed drugs, there are also several product candidates in preclinical development for the treatment of oncologic indications. These products in development may provide efficacy, safety, convenience and other benefits that are not provided by currently marketed therapies. As a result, they may provide significant competition for any of our product candidates for which we obtain market approval.

If any of our product candidates are approved for the indications for which we expect to conduct clinical trials, they will compete with the foregoing therapies and currently marketed drugs, as well any drugs potentially in development. It is also possible that we will face competition from other biologic or pharmaceutical approaches, as well as from other types of therapies.

Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products. There are generic products currently on the market for certain of the indications that we are pursuing and additional products are expected to become available on a generic basis over the coming years. If our product candidates are approved, we expect that they will be priced at a significant premium over competitive generic products.

The key competitive factors affecting the success of all our programs, if approved, are likely to be their efficacy, safety, convenience, price, level of generic competition and availability of reimbursement.

Manufacturing

We do not own or operate and currently have no plans to establish any manufacturing facilities. We rely on and expect to continue to rely on third-party CMOs for both drug substance and finished drug product

We currently obtain our supplies from these manufacturers on a purchase order basis and do not have long-term committed supply arrangements with respect to our product candidates and other materials. Should any of these manufacturers become unavailable to us for any reason, we believe that there are a number of potential replacements, although we may incur some delay in identifying and qualifying such replacements. For additional information, see the section titled “Risk Factors—Manufacturing pharmaceutical products is complex and subject to product loss for a variety of reasons. We contract with third parties for the manufacture of our product candidates for preclinical testing and clinical trials and expect to continue to do so for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or that we will not have the quantities we desire or require at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.”

All of our drug candidates are organic compounds of low molecular weight, which are often referred to in the biopharmaceutical community as small molecules, but our BiDACS tend to be larger than traditional small molecule therapeutics. We have selected these compounds not only on the basis of their potential clinical activity and tolerability, but also for their relative ease of synthesis and reasonable cost of goods. In particular, CFT7455 and CFT8634 are manufactured using reliable and reproducible synthetic processes from readily available starting materials. The chemistry is amenable to scale up and does not require unusual equipment in the manufacturing process. We expect to continue to develop drug candidates that can be produced cost effectively at contract manufacturing facilities.

Commercialization Plans

We have not yet established our own commercial organization or distribution capabilities because our product candidates are still in preclinical development. We have retained full commercialization rights for all of our programs in development other than those subject to our collaboration agreements. If any of our product candidates receive marketing approval, we will need to develop a plan to commercialize them in the United States and other key markets. We currently anticipate that we would build our own focused, specialized sales and marketing organization to support the commercialization in the United States of product candidates for which we receive marketing approval and that can be commercialized with such capabilities. We expect to utilize a variety of types of collaboration, co-promotion, distribution and other marketing arrangements with one or more third parties to commercialize our product candidates in markets outside the United States or for situations in which a larger sales and marketing organization is required.

As product candidates advance through our pipeline, our commercial plans may change. Some of our research programs target potentially larger indications. Data, the size of the development programs, the size of the target market, the size of a commercial infrastructure and manufacturing needs may all influence our strategies in the United States, Europe and the rest of the world.

Intellectual Property

Our commercial success depends in part upon our ability to secure and maintain patent and other proprietary protection for our protein degradation technologies, including our TORPEDO platform, product candidates and know-how related to our business. To protect our core technology and products, we will need to successfully prosecute, defend and, if necessary, enforce our intellectual property rights, including, in particular, our patent rights, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable intellectual property rights of others. For our product candidates, we generally intend to pursue patent protection covering compositions of matter, methods of use, including combination therapies, processes of manufacture and intermediates, where relevant. We continually assess and refine our intellectual property strategies as we develop new technologies and product candidates. We currently plan to file additional patent applications based on our intellectual property strategies, where appropriate, including where we seek to adapt to competition or to improve our business opportunities.

The patent positions for biopharmaceutical companies like us are generally uncertain and can involve complex legal, scientific and factual issues. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued and its scope can be reinterpreted and challenged even after issuance. As a result, we cannot guarantee that any of our product candidates will be protected or remain protectable by valid, enforceable patents. We also cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties.

The exclusivity terms of our patents depend upon the laws of the countries in which they are obtained. In the countries in which we currently file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. The term of a U.S. patent may be extended to compensate for the time required to obtain regulatory approval to sell a drug (referred to as a patent term extension) or by delays encountered during patent prosecution that are caused by the USPTO (referred to as patent term adjustment). For example, the Hatch-Waxman Act permits a patent term extension for FDA-approved new chemical entity drugs of up to five years beyond the ordinary expiration date of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review and diligence during the review process. Patent term extensions in the United States cannot extend the term of a patent beyond a total of 14 years from the date of product approval and only one patent covering an approved drug or its method of use may be extended. A similar kind of patent extension, referred to as a Supplementary Protection Certificate, is available in Europe. Legal frameworks may also be available in certain other jurisdictions to extend the term of a patent. We currently intend to seek patent term extensions for our products on any of our issued patents in any jurisdiction where we have a qualifying patent and the extension is available; however, there is no guarantee that the applicable regulatory authorities, including the FDA in the United States, will agree with our assessment of whether extensions of this nature should be granted and, even if granted, the length of these extensions. Further, even if any of our patents are extended or adjusted, those patents, including the extended or adjusted portion of those patents, may be held invalid or unenforceable by a court of final jurisdiction in the United States or a foreign country.

As of June 30, 2020, we solely own two issued U.S. patents, 10 U.S. patent applications, seven patent applications filed under the Patent Cooperation Treaty and 22 patent applications pending in foreign countries.

As of June 30, 2020, we co-own five U.S. patent applications with Roche, two patent applications filed under the Patent Cooperation Treaty and three patent applications pending in foreign countries.

Patents and Patent Applications

Our patent portfolio is generally organized into two categories: TORPEDO platform patent filings and protein target-specific product candidate filings.

TORPEDO Platform

We solely own our TORPEDO platform patent estate, which, as of June 30, 2020, includes two issued US patents, nine pending U.S. patent applications, five patent applications filed under the Patent Cooperation Treaty and twenty-two pending foreign patent applications. This patent portfolio is directed to multiple ligands of the Cereblon E3 ubiquitin ligase, or CRBN.

Specifically, this platform consists of fourteen patent families covering the TORPEDO platform with composition of matter claims directed to various classes of CRBN ligands and degraders derived therefrom, as well as claims to associated methods of use. Patent applications for several of these patent families have been filed in the United States, China and Europe. Patents in these families, if issued and maintained, will expire between 2037 and 2040, without taking potential patent term extensions or adjustments into account.

Product Candidates

Our patent applications directed to our product candidates are focused on composition of matter claims covering novel compounds designed to degrade specific proteins. As of June 30, 2020, we solely own one U.S. patent application and two patent applications filed under the Patent Cooperation Treaty covering our product candidates.

Specifically, as of June 30, 2020, we solely own two patent families describing composition-of-matter claims to compounds that cause the degradation of the IKZF1/3 protein target, as well as associated methods of use to treat cancer. One of those patent families includes claims directed to composition of matter generally and specifically covering CFT7455, our product candidate and associated methods of use, which if issued and maintained through the payment of all required fees, will expire in 2040, without regard to any possible patent term extensions or adjustments. The second patent family of IKZF1/3 degraders is directed to a separate genus than the first family and, if granted and maintained through the payment of all required fees, will expire in 2039, without regard to any possible patent term extensions or adjustments.

As of June 30, 2020, we solely own one U.S. patent application, with claims directed to composition of matter covering our BRD9 degraders, including our CFT7503 and CFT8634 product candidates and associated methods of use. U.S. and foreign patents claiming priority to this patent application, if filed, granted and maintained through the payment of all required fees, will expire in 2041, without regard to any possible patent term extensions or adjustments.

As of June 30, 2020, we co-own five U.S. patent applications with Roche, two patent applications filed under the Patent Cooperation Treaty and three patent applications filed in foreign countries pertaining to our product candidates. Our rights to these patent applications are governed by the Roche Agreement described below.

Trade Secrets

We also rely on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive advantage. Under the agreements we enter into with our employees and consultants who are identified on any company-owned patent applications assign any rights they may have in any such patent application to us. We also rely on confidentiality or other agreements with our employees, consultants and other advisors to protect our proprietary information. Our policy is to require third parties that receive material confidential information to enter into confidentiality or other agreements with us that contain appropriate protections for our confidential and trade secret information.

Trademarks

We own various registered and unregistered trademarks in the United States and overseas, including our company name and logo, the name of our TORPEDO platform and the names of our BIDAC degrader and MONODAC degrader products.

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, packaging, recordkeeping, tracking, approval, import, export, distribution, advertising and promotion of our products.

U.S. Government Regulation of Drug Products

In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act, or the FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve a pending NDA, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

∎	nonclinical laboratory and animal tests that must be conducted in accordance with GLPs;

∎	submission to the FDA of an IND, which must become effective before clinical trials may begin;

∎	approval by an independent institutional review board, or IRB, for each clinical site or centrally before each trial may be initiated;

∎

adequate and well controlled human clinical trials to establish the safety and efficacy of the proposed product candidate for its intended use, performed in accordance with good clinical practices, or GCPs;

∎	submission to the FDA of an NDA and payment of user fees;

∎	satisfactory completion of an FDA advisory committee review, if applicable;

∎	pre-approval inspection of manufacturing facilities and selected clinical investigators for their compliance with cGMP and GCP;

∎	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

∎	FDA review and approval of an NDA to permit commercial marketing for particular indications for use; and

∎

compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and the potential requirement to conduct post-approval studies.

The testing and approval process requires substantial time, effort and financial resources.

Preclinical Studies

Preclinical studies include laboratory evaluation of drug substance chemistry, pharmacology, toxicity and drug product formulation, as well as animal studies to assess potential safety and efficacy. Prior to commencing the first clinical trial with a product candidate, a sponsor must submit the results of the preclinical tests and preclinical literature, together with manufacturing information, analytical data and any available clinical data or literature, among other required information, to the FDA as part of an IND. Some preclinical studies may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the conduct of the clinical trial and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in FDA authorization to commence a clinical trial.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development, as well as amendments to previously submitted clinical trials. Further, an independent IRB for each institution participating in the clinical trial must review and approve the plan for any clinical trial, its informed consent form and other communications to study subjects before the clinical trial commences at that site. The IRB must continue to oversee the clinical trial while it is being conducted, including any changes to the study plans.

Regulatory authorities, an IRB or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk, the clinical trial is not being conducted in accordance with the FDA’s or the IRB’s requirements or if the drug has been associated with unexpected serious harm to subjects. Some studies also include a data safety monitoring board, which receives special access to unblinded data during the clinical trial and may advise the sponsor to halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.

In general, for purposes of NDA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

∎

Phase 1—Studies are initially conducted to test the product candidate for safety, dosage tolerance, structure-activity relationships, mechanism of action, absorption, metabolism, distribution and excretion in healthy volunteers or subjects with the target disease or condition. If possible, Phase 1 clinical trials may also be used to gain an initial indication of product effectiveness.

∎

Phase 2—Controlled studies are conducted with groups of subjects with a specified disease or condition to provide enough data to evaluate the preliminary efficacy, optimal dosages and dosing schedule and expanded evidence of safety. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expansive Phase 3 clinical trials.

∎

Phase 3—These clinical trials are generally undertaken in larger subject populations to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded subject population at multiple clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. These clinical trials may be done at trial sites outside the United States as long as the global sites are also representative of the U.S. population and the conduct of the study at global sites comports with FDA regulations and guidance, such as compliance with GCPs.

Typically, clinical trials are designed in consultation with the FDA or foreign regulatory authorities during these development phases. The indications under development can influence the study designs employed during the conduct of clinical trials, such as for a first-line cancer treatment indication which may require head-to-head data demonstrating clinical superiority or non-inferiority to currently available therapies. The timeline for first-line cancer indication development programs may also be longer than for indications sought in third-line treatment or beyond due to a desire for regulatory authorities to expedite access to later-line treatments for those whose cancer has progressed despite available and earlier-line treatments. As such, many new oncology products initially seek an indication in treatment for third-line treatment, a smaller available treatment population in any oncology indication, and any later approvals sought for those products in earlier lines of treatment which target a larger treatment population might require the conduct of additional clinical trials.

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase 4 trials may be made a condition to be satisfied after approval. The results of Phase 4 trials can confirm the effectiveness of a product candidate and can provide important safety information.

Clinical trials must be conducted under the supervision of qualified investigators in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent in writing for their participation in any clinical trial and the review and approval of the study by an IRB. Investigators must also provide information to the clinical trial sponsors to allow the sponsors to make specified financial disclosures to the FDA. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the trial procedures, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated and a statistical analysis plan. Information about some clinical trials, including a description of the trial and trial results, must be submitted within specific timeframes to the NIH for public dissemination on their website. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur.

The manufacture of investigational drugs for the conduct of human clinical trials is subject to cGMP requirements. Investigational drugs and active pharmaceutical ingredients imported into the United States are also subject to regulation by the FDA relating to their labeling and distribution. Further, the export of investigational drug products outside of the United States is subject to regulatory requirements of the receiving country, as well as U.S. export requirements under the FDCA. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and the IRB and more frequently if serious adverse effects occur.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate, as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

Special FDA Expedited Review and Approval Programs

The FDA has various programs, including fast track designation, breakthrough therapy designation, orphan drug designation, accelerated approval and priority review, which are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

Under the fast track program, the sponsor of a new drug candidate may request that FDA designate the drug candidate for a specific indication as a fast track drug concurrent with, or after, the filing of the IND for the drug candidate. To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides additional opportunities for interaction with the FDA’s review team and may allow for rolling review of NDA components before the completed application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable and the sponsor pays any required user fees upon submission of the first section of the NDA. However, the FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. The FDA may decide to rescind the fast track designation if it determines that the qualifying criteria no longer apply.

In addition, a sponsor can request breakthrough therapy designation for a drug if it is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are eligible for intensive guidance from the FDA on an efficient drug development program, organizational commitment to the development and review of the product, including involvement of senior managers, and, like fast track products, are also eligible for rolling review of the NDA. Both fast track and breakthrough therapy products may be eligible for accelerated approval and/or priority review, if relevant criteria are met.

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will be receiving orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity. Orphan exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same active ingredient for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. Further, the FDA may approve more than one product for the same orphan indication or disease as long as the products contain different active ingredients. Moreover, competitors may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity.

Under the FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. A drug candidate approved on this basis is subject to rigorous post marketing compliance requirements, including the completion of Phase 4 or post approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post approval studies or confirm a clinical benefit during post marketing studies will allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated approval regulations are subject to prior review by the FDA.

Once an NDA is submitted for a product intended to treat a serious condition, the FDA may assign a priority review designation if FDA determines that the product, if approved, would provide a significant improvement in safety or effectiveness. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under the Prescription Drug User Fee Act, or PDUFA, guidelines. Under the current PDUFA performance goals, these six and ten month review periods are measured from the 60-day filing date rather than the receipt date for NDAs for new molecular entities, which typically adds approximately two months to the timeline for review from the date of submission.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. In addition, the manufacturer of an investigational drug for a serious or life threatening disease is required to make available, such as by posting on its website, its policy on responding to requests for expanded access. Furthermore, fast track designation, breakthrough therapy designation, accelerated approval and priority review do not change the standards for approval and may not ultimately expedite the development or approval process.

NDA Submission and Review by the FDA

Assuming successful completion of the required clinical and preclinical testing, among other items, the results of product development, including chemistry, manufacture and controls, nonclinical studies and clinical trials are submitted to the FDA, along with proposed labeling, as part of an NDA. The submission of an NDA requires payment of a substantial user fee to the FDA. These user fees must be filed at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Fee waivers or reductions are available in some circumstances. One basis for a waiver of the application user fee is if the applicant employs fewer than 500 employees, including employees of affiliates, the applicant does not have an approved marketing application for a product that has been introduced or delivered for introduction into interstate commerce and the applicant, including its affiliates, is submitting its first marketing application.

In addition, under the Pediatric Research Equity Act, an NDA or supplement to an NDA for a new active ingredient, indication, dosage form, dosage regimen or route of administration must contain data that are adequate to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults or full or partial waivers from the pediatric data requirements.

The FDA must refer applications for drugs that contain active ingredients, including any ester or salt of the active ingredients, that have not previously been approved by the FDA to an advisory committee or provide in an action letter a summary of the reasons for not referring it to an advisory committee. The FDA may also refer drugs which present difficult questions of safety, purity or potency to an advisory committee. An advisory committee is typically a panel that includes clinicians and other experts who review, evaluate and make a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA reviews applications to determine, among other things, whether a product is safe and effective for its intended use and whether the manufacturing controls are adequate to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities, including contract manufacturers and subcontracts, are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCPs.

Once the FDA receives an application, it has 60 days to review the NDA to determine if it is substantially complete to permit a substantive review, before it accepts the application for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has set the review goal of 10 months from the 60-day filing date to complete its initial review of a standard NDA for a new molecular entity, or NME, and make a decision on the application. For priority review applications, the FDA has set the review goal of reviewing NME NDAs within six months of the 60-day filing date. Such deadlines are referred to as the PDUFA date. The PDUFA date is only a goal and the FDA does not always meet its PDUFA dates. The review process and the PDUFA date may also be extended if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding the submission during the review period that amends the original application.

Once the FDA’s review of the application is complete, the FDA will issue either a Complete Response Letter, or CRL, or approval letter. A CRL indicates that the review cycle of the application is complete and the application is not ready for approval. A CRL generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing or other information or analyses in order for the FDA to reconsider the application in the future. Even with the submission of additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA may issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

The FDA may delay or refuse approval of an NDA if applicable regulatory criteria are not satisfied, require additional testing or information, require post-marketing testing and surveillance to monitor safety or efficacy of a product and/or impose other conditions, including distribution restrictions or other risk management mechanisms. For example, the FDA may require a REMS as a condition of approval or following approval to mitigate any identified or suspected serious risks and ensure safe use of the drug. The FDA may prevent or limit further marketing of a product or impose additional post-marketing requirements, based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements, FDA notification and FDA review and approval. Further, should new safety information arise, additional testing, product labeling or FDA notification may be required.

If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed or may include contraindications, warnings or precautions in the product labeling, which has resulted in a boxed warning. A boxed warning is the strictest warning put in the labeling of prescription drugs or drug products by the FDA when there is reasonable evidence of an association of a serious hazard with the drug. The FDA also may not approve the inclusion of all labeling claims sought by an applicant. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require Phase 4 post-marketing studies to monitor the effect of approved products and may limit further marketing of the product based on the results of these post-marketing studies.

U.S. Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including periodic reporting, product sampling and distribution, advertising, promotion, drug shortage reporting, compliance with any post-approval requirements imposed as a conditional of approval such as Phase 4 clinical trials, REMS and surveillance, recordkeeping and reporting requirements, including adverse experiences.

After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual program fee requirements for approved products, as well as new application fees for supplemental applications with clinical data. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and to list their drug products and are subject to periodic announced and unannounced inspections by the FDA and these state agencies for compliance with cGMPs and other requirements, which impose procedural and documentation requirements.

Changes to the manufacturing process are strictly regulated and often require prior FDA approval or notification before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and specifications and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in withdrawal of marketing approval, mandatory revisions to the approved labeling to add new safety information or other limitations, imposition of post-market studies or clinical trials to assess new safety risks or imposition of distribution or other restrictions under a REMS program, among other consequences.

The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are consistent with the FDA approved labeling. Physicians, in their independent professional medical judgement, may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. However, manufacturers and third parties acting on their behalf are prohibited from marketing or promoting drugs in a manner inconsistent with the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Failure to comply with any of the FDA’s requirements could result in significant adverse enforcement actions. These include a variety of administrative or judicial sanctions, such as refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, imposition of a clinical hold or termination of clinical trials, warning letters, untitled letters, modification of promotional materials or labeling, product recalls, product seizures or detentions, refusal to allow imports or exports, total or partial suspension of production or distribution, debarment, injunctions, fines, consent decrees, corporate integrity agreements, refusals of government contracts and new orders under existing contracts, exclusion from participation in federal and state healthcare programs, restitution, disgorgement or civil or criminal penalties, including fines and imprisonment. It is also possible that failure to comply with the FDA’s requirements relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws. Any of these sanctions could result in adverse publicity, among other adverse consequences.

U.S. Marketing Exclusivity

The FDA provides periods of non-patent regulatory exclusivity, which provides the holder of an approved NDA limited protection from new competition in the marketplace for the innovation represented by its approved drug for a period of three or five years following the FDA’s approval of the NDA. Five years of exclusivity are available to new chemical entities, or NCEs. An NCE is a drug that contains no active moiety that has been approved by the FDA in any other NDA. An active moiety is the molecule or ion, excluding those appended portions of the molecule that cause the drug to be an ester, salt, including a salt with hydrogen or coordination bonds or other noncovalent bonds not involving the sharing of electron pairs between atoms, derivatives, such as a complex (i.e., formed by the chemical interaction of two compounds), chelate (i.e., a chemical compound) or clathrate (i.e., a polymer framework that traps molecules) of the molecule, responsible for the therapeutic activity of the drug substance. During the exclusivity period, the FDA may not accept for review or approve an Abbreviated New Drug Application, or ANDA, or a 505(b)(2) NDA submitted by another company that contains the previously approved active moiety. An ANDA or 505(b)(2) application, however, may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed.

Regulation outside the United States

We will be subject to similar foreign laws and regulations concerning the development of our product candidates outside of the United States.

Other Healthcare Laws

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our business operations and any current or future arrangements with third-party payors, healthcare providers and physicians may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we develop, market, sell and distribute any drugs for which we obtain marketing approval. In the United States, these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency and patient data privacy and security laws and regulations, including but not limited to those described below.

∎

The federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing any remuneration (including any kickback, bride or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward or in return for, either the referral of an individual for, or the purchase order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid; a person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;

∎

The federal civil and criminal false claims laws, including the civil False Claims Act, or FCA, which prohibit individuals or entities from, among other things, knowingly presenting or causing to be presented, to the federal government, claims for payment or approval that are false, fictitious or fraudulent; knowingly making, using or causing to be made or used a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

∎

The federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer or remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies;

∎

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing a scheme or attempting to execute a scheme, to defraud any healthcare benefit program, including private payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense or falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity need not have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

∎

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, imposes, among other things, specified requirements on covered entities and their business associates relating to the privacy and security of individually identifiable health information including mandatory contractual terms and required implementation of technical safeguards of such information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates in some cases, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

∎

The Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, imposed new annual reporting requirements for certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, for certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members. In addition, many states also require reporting of payments or other transfers of value, many of which differ from each other in significant ways, are often not pre-empted and may have a more prohibitive effect than the Physician Payments Sunshine Act, thus further complicating compliance efforts. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made and investment and ownership interested held in the previous year to certain non-physician providers such as physician assistants and nurse practitioners; and

∎

Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party-payors, including private insurers, and may be broader in scope than their federal equivalents; state and foreign laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to drug pricing and payments and other transfers of value to physicians and other healthcare providers and restrict marketing practices or require disclosure of marketing expenditures and pricing information; state and local laws that require the registration of pharmaceutical sales representatives; state and foreign laws that govern the privacy and security of health information in some circumstances. These data privacy and security laws may differ from each other in significant ways and often are not pre-empted by HIPAA, which may complicate compliance efforts.

In addition, pharmaceutical manufacturers may also be subject to federal and state consumer protection and unfair competition laws and regulations, which broadly regulate marketplace activities and that potentially harm consumers.

The distribution of drugs and biological products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The full scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal and state enforcement bodies have continued to increase their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, disgorgement, exclusion from government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from its business.

Coverage and Reimbursement

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage and establish adequate reimbursement levels for, the product. In the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-

effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Additionally, companies may also need to provide discounts to purchasers, private health plans or government healthcare programs. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition. Additionally, a third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of healthcare costs has become a priority of federal, state and foreign governments and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare and containing or lowering the cost of healthcare. For example, in March 2010, the United States Congress enacted the ACA, which, among other things, included changes to the coverage and payment for products under government health care programs. The ACA included provisions of importance to our potential product candidate that:

∎

created an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs;

∎

expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

∎

expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;

∎	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

∎	expanded the types of entities eligible for the 340B drug discount program;

∎

established the Medicare Part D coverage gap discount program by requiring manufacturers to provide point-of-sale-discounts off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D; and

∎	created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research.

There remain numerous judicial, administrative, executive and legislative challenges to certain aspects of the ACA. For example, various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court, and the Trump Administration has issued various Executive Orders that eliminated cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers or manufacturers of pharmaceuticals or biologics. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, effective as of January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance, eliminating the implementation of certain of the ACA’s mandated fees and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case and has allotted one hour for oral arguments, which are expected to occur in the fall.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional Congressional action is taken. These reductions have been suspended from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. For example, at the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses and place limits on pharmaceutical price increases. Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. HHS has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change, which was effective as of January 1, 2019. Although a number of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. In addition, individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, it is possible that additional governmental action is taken to address the COVID-19 pandemic. For example, on April 18, 2020, CMS announced that qualified health plan issuers under the ACA may suspend activities related to the collection and reporting of quality data that would have otherwise been reported between May and June 2020 given the challenges healthcare providers are facing responding to the ongoing COVID-19 pandemic.

On May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act, but the manufacturer must develop an internal policy and respond to patient requests according to that policy.

Outside the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. Pricing negotiations with government authorities can extend well beyond the receipt of regulatory approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.

Employees

As of June 30, 2020, we had 88 full-time employees, including 54 employees with an M.D. and/or Ph.D. degree. Of these full-time employees, 74 employees are engaged in research and development activities and 14 are engaged in general and administrative activities. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

We occupy approximately 45,400 square feet of office and laboratory space in Watertown, Massachusetts under a lease that expires in 2028. We believe that our facilities are sufficient to meet our current needs for the foreseeable future and that suitable additional space will be available as and when needed.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. As of the date of this prospectus, we were not a party to any material legal matters or claims.

MANAGEMENT

The following table sets forth the names and positions of our executive officers and directors, as well as their ages as of September 8, 2020.

NAME	AGE	POSITION(S)
Executive Officers
Marc A. Cohen* (2)(3)	57	Co-Founder, Executive Chairman, Director and Chief Executive Officer
Andrew Hirsch**	49	Director-elect, President-elect and Chief Executive Officer-elect
William McKee	59	Chief Financial Officer
Adam Crystal, M.D., Ph.D.	43	Chief Medical Officer
Stewart Fisher, Ph.D.	53	Chief Scientific Officer
Jolie M. Siegel	44	Chief Legal Officer
Non-Employee Directors
Kenneth C. Anderson, M.D.	68	Director
Bihua Chen***	52	Director
Alain J. Cohen (2)	53	Director
Bruce Downey (1)(2)	72	Director
Elena Prokupets, Ph.D. (1)(3)	74	Director
Malcolm Salter (1)(3)	80	Director

(1)	Member of our audit committee

(2)	Member of our compensation committee

(3)	Member of our nominating and corporate governance committee

*	Mr. Cohen will resign as our Chief Executive Officer on the day after the effectiveness of the registration statement of which this prospectus forms a part.

**	Mr. Hirsch will become a director and our President on September 14, 2020 and our Chief Executive Officer on the day after the effectiveness of the registration statement of which this prospectus forms a part.

***	Ms. Chen will resign from our board of directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

The following is a biographical summary of the experience of our executive officers and directors. There are no family relationships among any of our executive officers or directors, except that Marc A. Cohen and Alain J. Cohen are siblings.

Executive Officers

Marc A. Cohen is a co-founder and has served as a member of our Board and as Executive Chairman since our inception in October 2015. He became our Chief Executive Officer in March 2020 and will resign from such position on the day after the effectiveness of the registration statement of which this prospectus forms a part. Since December 2011, Mr. Cohen has served as the Chairman and co-Chief Executive Officer of Bublup, Inc., an online knowledge-sharing and organization platform, and has served as co-Chief Executive Officer of Cobro Ventures, Inc., an investment management company for technology and biotechnology companies, since October 2013. Mr. Cohen is also Chairman of Frequency Therapeutics, Inc. (Nasdaq: FREQ), a regenerative medicine biotechnology company, and Executive Chairman of Mana Therapeutics, Inc., a cellular therapies biotechnology company focused on educating immune cells to target cancer, positions in which he has served since September 2016 and January 2018, respectively. He has also served as Executive Chairman of Regenacy Pharmaceuticals, Inc., a biotechnology company, focused on diabetic and other peripheral neuropathies, since January 2016, Executive Chairman of OncoPep, Inc., a cancer vaccine biotechnology company, since January 2010, and Executive Chairman of Raqia Therapeutics, Inc., a CAR-T cell therapies company for cancer and other diseases, since July 2020. Mr. Cohen is also the co-founder of the Dana-Farber Innovations Research Fund, a venture philanthropy fund focused on early stage research. Mr. Cohen was co-founder and served as Chief Executive Officer and Chairman of OPNET Technologies, Inc., a software company that provided performance management tools for computer networks and applications, from 1986 through its acquisition in 2012. Mr. Cohen holds an M.S. in Electrical Engineering from Stanford University and an A.B. in Engineering Sciences from Harvard University.

We believe the characteristics that qualify Mr. Cohen for service on our Board include his leadership experience and business judgment, his role in leading the growth of our company since its founding and his deep knowledge of our operations and our product candidates.

Andrew Hirsch has been elected to serve as our President and a member of our Board of Directors, effective September 14, 2020 and as our Chief Executive Officer effective the day after the effectiveness of the registration statement of which this prospectus forms a part. Since May 2017, Mr. Hirsch has served on the board of directors of Editas Medicine, Inc. (Nasdaq: EDIT), a pharmaceutical company, and also serves as the chair of its audit committee. From September 2016 to September 2020, Mr. Hirsch served as Chief Financial Officer at Agios Pharmaceuticals, Inc., a public pharmaceutical company, including as head of corporate development beginning March 2018. From March 2015 until August 2016, he served as President and Chief Executive Officer of BIND Therapeutics, Inc., or BIND, a biotechnology company. Prior to being named President and Chief Executive Officer, Mr. Hirsch held several other leadership positions at BIND, including Chief Operating Officer from February 2014 to March 2015, and Chief Financial Officer from July 2012 to March 2015. Prior to joining BIND, Mr. Hirsch was Chief Financial Officer at Avila Therapeutics, Inc., a biotechnology company, from June 2011 until its acquisition by Celgene Corporation in March 2012. From 2002 to 2011, Mr. Hirsch held roles of increasing responsibility at Biogen Inc., including Vice President of Corporate Strategy and M&A and program executive for the Tecfidera development team. He holds an M.B.A. from the Tuck School at Dartmouth College and a B.A. in Economics from the University of Pennsylvania. We believe that Mr. Hirsch is qualified to serve on our Board because of his extensive leadership and industry-specific experience in a range of strategic and operating roles in the biotech sector.

William McKee has served as our Chief Financial Officer since April 2020. Mr. McKee has also served as Chief Executive Officer of MBJC Associates, LLC, a business consulting firm serving pharmaceutical and biotech companies, since February 2010. Mr. McKee served as Chief Operating Officer and Chief Financial Officer of EKR Therapeutics, Inc., from July 2010 to June 2012, when EKR was sold to Cornerstone Therapeutics Inc., a pharmaceutical company. From January 2009 to March 2010, Mr. McKee served as the Executive Vice President, Chief Financial Officer and Treasurer of Barr Pharmaceuticals, Inc., a subsidiary of Teva Pharmaceutical Industries Limited (NYSE: TEVA), or Teva. Mr. McKee was also Executive Vice President and Chief Financial Officer of Barr prior to its acquisition by Teva, after having served in positions of increasing responsibility at Barr from 1995 until its acquisition. Mr. McKee has served as a director and chairman of the audit committee and member of the compensation committee of Assertio Therapeutics, Inc. (Nasdaq: ASRT), a specialty pharmaceutical company, since March 2017, and has served as a director and chairman of the audit committee of Aileron Therapeutics, Inc. (Nasdaq: ALRN), a biopharmaceutical company, since March 2019. Mr. McKee holds a B.B.A. from the University of Notre Dame.

Adam Crystal, M.D., Ph.D. has served as our Chief Medical Officer since February 2019. From May 2014 to February 2019, Dr. Crystal was a Clinical Program Leader, Senior Director at Novartis Institutes for BioMedical Research, where he led early development trials of molecules such as Novartis AG’s (NYSE:NVS) now approved CDK4/6 inhibitor ribociclib and the selective estrogen receptor degrader LSZ102. Dr. Crystal has been an Assistant in Medicine at the Massachusetts General Hospital since 2013, where he is an oncology attending physician and was also an Instructor in Medicine at Harvard Medical School from 2013 to 2018. From 2010 to 2014, Dr. Crystal was also a laboratory-based researcher at Massachusetts General Hospital where his work on resistance mechanisms to targeted therapies was recognized with the American Society of Clinical Oncology Conquer Cancer Young Investigator Award and was also published in Science. Dr. Crystal trained at Massachusetts General Hospital in internal medicine and then completed fellowship training in medical oncology at the Massachusetts General Hospital Cancer Center and the Dana Farber Cancer Institute in 2013. Dr. Crystal holds an M.D., and a Ph.D. in neuroscience from the University of Pennsylvania School of Medicine.

Stewart Fisher, Ph.D. has served as our Chief Scientific Officer since May 2018 and served as our Senior Vice President, Discovery Sciences, from May 2016 to April 2018. From January 2014 to April 2016, Dr. Fisher was the Director of Quantitative of Biochemistry and Enzymology at the Broad Institute where he developed and implemented biochemical plans for therapeutic projects. Prior to the Broad Institute, Dr. Fisher spent over 15 years at

AstraZeneca PLC (NYSE: AZN), a research-based biopharmaceutical company, where he was the Executive Director of Infection Bioscience. Dr. Fisher started his industrial career at Hoffmann LaRoche as a Research Scientist from August 1996 to August 1998 in the Department of Metabolic Diseases in Nutley, New Jersey. Dr. Fisher holds a B.A. in Chemistry from the University of Vermont, a Ph.D. in Organic Chemistry from the California Institute of Technology and completed his academic training as an NIH Postdoctoral Fellow at the Harvard Medical School.

Jolie M. Siegel has served as our Chief Legal Officer since July 2020. In June 2020, Ms. Siegel served as our Interim Chief Legal Officer in a consulting capacity. From August 2018 to May 2020, Ms. Siegel served as Vice President, General Counsel and Secretary of Neon Therapeutics, Inc. (as subsequently acquired by BioNTech SE (Nasdaq: BNTX) in May 2020), an immune oncology company, where she was responsible for legal, intellectual property and corporate compliance matters. Ms. Siegel also provided consulting legal services to Neon between March and August 2018. From February 2013 to April 2017, Ms. Siegel served as Senior Vice President, Deputy General Counsel and Assistant Secretary of Intralinks Holdings, Inc. (NYSE: IL, as subsequently acquired by Synchronoss Technologies, Inc. (Nasdaq: SNCR) in January 2017), a technology provider for the global financial and capital markets communities. In this role, Ms. Siegel was responsible for corporate governance, compliance, public company reporting, mergers and acquisition, marketing and finance matters. From 2007 to 2013, Ms. Siegel was a partner at Choate, Hall & Stewart LLP, a law firm, where she worked on corporate transactional, securities and general business matters, with an emphasis on private equity, venture capital and high-growth companies. From 2005 to 2007, Ms. Siegel was an associate at Choate and, from 2001 to 2005, Ms. Siegel was an associate at Testa, Hurwitz & Thibeault, LLP, where she was a member of the business practice group. Ms. Siegel holds a J.D. from the University of Pennsylvania Law School and a B.A. in political science from the University of Pennsylvania.

Non-Employee Directors

Kenneth C. Anderson, M.D. is our co-founder and has served as our director since December 2015. Dr. Anderson has also served as the Kraft Family Professor of Medicine at Harvard Medical School since 2002, as well as Director of the Jerome Lipper Multiple Myeloma Center and Lebow Institute for Myeloma Therapeutics at Dana-Farber Cancer Institute since 2000 and 2007, respectively. Dr. Anderson is a member of the Institute of Medicine of the National Academy of Sciences and served as President of the International Myeloma Society from 2011 until 2015. Dr. Anderson holds an M.D. from Johns Hopkins Medical School, where he also trained in internal medicine, and completed hematology, medical oncology and tumor immunology training at Dana-Farber Cancer Institute.

We believe that Dr. Anderson is qualified to serve on our Board because of his experience, qualifications, attributes and skills, including his extensive experience in the life sciences industry.

Bihua Chen has served as our director since December 2015. Ms. Chen is the founder of Cormorant Asset Management, LP, or Cormorant, an investment firm focused on innovative biotechnology, medical technology and life science companies with assets under management of over $2 billion. Ms. Chen manages Cormorant’s hedge fund, as well as its private equity funds. Prior to founding Cormorant, Ms. Chen managed a separately managed account focused on the healthcare sector as a sub-adviser to a large, multi-strategy hedge fund based in New York. Previously, Ms. Chen was a healthcare analyst/sector portfolio manager for American Express Asset Management, Boston. Ms. Chen has also served as a portfolio manager for the Asterion Life Science Fund from 2001-2002, an equity analyst/portfolio manager for Bellevue Research from 2000-2001 and an equity analyst for Putnam Investments from 1998-2001. Ms. Chen holds an M.B.A. from the Wharton School of Business and an M.S. in Molecular Biology, from the Graduate School of Biomedical Science at Cornell Medical College. Ms. Chen also holds a B.S. in Genetics and Genetic Engineering from Fudan University, Shanghai, China.

We believe that Ms. Chen is qualified to serve on our Board because of her experience, qualifications, attributes and skills, including her global pharmaceutical industry experience and her tenure as an investment manager.

Alain J. Cohen has served as our director since December 2015. Since October 2013, Mr. Cohen has been the Chief Executive Officer of Cobro Ventures, Inc., an investment management company for technology and biotechnology companies. Since December 2011, Mr. Cohen has also been co-Chief Executive Officer of Bublup, Inc., an online knowledge-sharing and organization platform. Mr. Cohen also serves on the board of directors of Mana Therapeutics, Inc., a cellular therapies biotechnology company focused on educating immune cells to target cancer. In 1986,

Mr. Cohen co-founded and served as President and Chief Technology Officer of OPNET Technologies, Inc., a software company that provided performance management tools for computer networks and applications, through its acquisition in 2012. Mr. Cohen holds a B.S. in Electrical Engineering from the Massachusetts Institute of Technology.

We believe that Mr. Cohen is qualified to serve on our Board because of his experience, qualifications, attributes and skills, including his extensive business experience and knowledge of the life sciences industry.

Bruce Downey has served as our director since December 2015. From 1994 to 2008, Mr. Downey was Chairman and Chief Executive Officer of Barr Pharmaceuticals, Inc. (until its acquisition by Teva in 2008), a global generic pharmaceutical manufacturer. Mr. Downey has served on a part-time basis as a Partner of NewSpring Health Capital II, L.P., a venture capital firm, since April 2009. Prior to Barr Pharmaceuticals, Mr. Downey was a practicing attorney for 20 years, working in both the private sector and for the federal government, including the U.S. Department of Justice and the U.S. Department of Energy. In addition, Mr. Downey has served on the boards of directors of OncoPep, Inc., a biotechnology company, Cardinal Health, Inc. (NYSE: CAH), a healthcare services company and Momenta Pharmaceuticals, Inc. (Nasdaq: MNTA), a biotechnology company, since April 2011, July 2009 and June 2009, respectively. Mr. Downey previously served on the board of directors of Melinta Therapeutics, Inc. (Nasdaq: MLNT), a biopharmaceutical firm, from October 2018 until April 2020. Mr. Downey holds a B.S. in Economics from Miami University and a J.D. from Ohio State University.

We believe that Mr. Downey is qualified to serve on our Board because of his experience, qualifications, attributes and skills, including his global pharmaceutical industry experience.

Elena Prokupets, Ph.D. has served as our director since December 2015. Dr. Prokupets co-founded Lenel Systems International in 1991 and served as its President, CEO and Chairwoman of the Board until its sale to United Technology Corporation in 2005. Dr. Prokupets also co-founded and led Edicon Systems (a division of Eastman Kodak Company) from 1985 to 1990. Dr. Prokupets was on the board of directors of Acetylon Pharmaceuticals, Inc., a pharmaceutical company, from August 2009 until its sale to Celgene Corporation, a subsidiary of Bristol-Myers Squibb (NYSE:BMY), in December 2016, and currently serves on the boards of directors of Regenacy Pharmaceuticals, LLC, a clinical-stage biopharmaceutical company, and OncoPep, Inc., a biotechnology company that specializes in the development of targeted immunotherapeutics for the treatment of cancer. She is a Trustee of the University of Rochester and the Managing Director of the Metropolitan Opera of New York. Ms. Prokupets holds an M.S. in Electrical Engineering and a Ph.D. in Computer Science from Saint Petersburg Electrotechnical University, Russia.

We believe that Dr. Prokupets is qualified to serve on our Board because of her experience, qualifications, attributes and skills, including her extensive investment experience in the life sciences and her service as a director of other publicly traded companies.

Malcolm Salter has served as our director since December 2015. Mr. Salter is the James J. Hill Professor, Emeritus, at the Harvard Business School. Since joining the Harvard Business School faculty in 1967, his teaching and research has focused on issues of corporate strategy and governance. From 1986 to 2006, he served as president of Mars & Co., a global strategy-consulting firm. Mr. Salter is a Trustee of the Dana-Farber Cancer Institute. Mr. Salter holds an A.B., M.B.A,. and a D.B.A. from Harvard University.

We believe that Mr. Salter is qualified to serve on our Board because of his business background and extensive corporate leadership experience.

Board Composition

Our board of directors currently consists of seven members. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor or until his or her earlier death, resignation or removal.

Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until their earlier resignation or removal. Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Classified Board

In accordance with the terms of our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes of directors and each director will be assigned to one of the three classes. At each annual meeting of the stockholders, one class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2021 for Class I directors, 2022 for Class II directors and 2023 for Class III directors. Our current directors will be divided among the three classes as follows:

∎	the Class I directors will be Marc A. Cohen and Kenneth C. Anderson;

∎	the Class II directors will be Alain J. Cohen and Bruce Downey; and

∎	the Class III directors will be Malcolm Salter, Elena Prokupets and Andrew Hirsch.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering will provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Director Independence

We expect to list our common stock on The Nasdaq Global Market. Under the Nasdaq listing rules, independent directors must comprise a majority of a listed company’s board of directors within twelve months from the date of listing. In addition, the Nasdaq listing rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent within twelve months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under Nasdaq listing rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be independent for purposes of Rule 10A-3 under the Exchange Act and under the rule of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (2) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

Our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that all members of our board of directors, except for Marc A. Cohen and his brother Alain J. Cohen, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq. Marc A. Cohen will resign as our interim Chief Executive Officer on the day after the effectiveness of the registration statement of which this prospectus forms a part. Our board of directors has determined that, at that point, directors Marc A. Cohen and his sibling Alain J. Cohen shall be deemed “independent” as well. In making these determinations, our board of directors considered the relationships that each director has with us and all other facts and circumstances the board of directors deemed relevant in determining independence, including the potential deemed beneficial ownership of our capital stock by each director, including non-employee directors that are affiliated with certain of our major stockholders. Upon the completion of this offering and after the completion of the transition periods thereunder, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of Nasdaq and the rules and regulations of the SEC after the completion of the transition periods thereunder.

There are no family relationships among any of our directors or executive officers, other than between our Co-Founder, Executive Chairman, Director, and Chief Executive Officer, Marc A. Cohen, and our director Alain J. Cohen, who are siblings.

Role of the Board in Risk Oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The corporate governance and nominating committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected the board of directors’ leadership structure.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below. Each committee will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus forms a part. We believe that the composition and functioning of all of our committees will comply with the applicable requirements of Nasdaq, the Sarbanes-Oxley Act of 2002 and SEC rules and regulations that will be applicable to us. Our board of directors may from time to time establish other committees. We intend to comply with future requirements to the extent they become applicable to us.

Following the closing of this offering, the full text of our audit committee charter, compensation committee charter and nominating and corporate governance charter will be posted on the investor relations portion of our website at https://www.c4therapeutics.com. We do not incorporate the information contained on or accessible through our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of Malcolm Salter, Bruce Downey and Elena Prokupets and will be chaired by Mr. Salter. The functions of the audit committee will include:

∎	appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

∎	pre-approving auditing and permissible non-audit services and the terms of such services, to be provided by our independent registered public accounting firm;

∎	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

∎

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

∎	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

∎	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

∎

recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

∎	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

∎	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

∎	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

∎	reviewing quarterly earnings releases.

All members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq listing rules. Our board of directors has determined that Mr. Salter qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations. In making this determination, our board of directors considered the nature and scope of experience that Mr. Salter has previously had with public reporting companies, including prior consulting experience, prior service as our Audit Committee chair where he oversaw our audits, and his position as professor at Harvard Business School since 1967 (now Emeritus). Our board of directors has determined that all of the directors that will become members of our audit committee upon the effectiveness of the registration statement of which this prospectus forms a part satisfy the relevant independence requirements for service on the audit committee set forth in the rules of the SEC and the Nasdaq listing rules. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of Marc A. Cohen, Alain J. Cohen and Bruce Downey, and will be chaired by Marc A. Cohen. The functions of the compensation committee upon the completion of this offering, will include:

∎	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

∎

evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation (i) reviewing and determining the cash compensation of our Chief Executive Officer and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

∎	reviewing and approving the compensation of our other executive officers;

∎	reviewing and establishing our overall management compensation, philosophy and policy;

∎	overseeing and administering our compensation and similar plans;

∎	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq listing rules;

∎	reviewing and approving our policies and procedures for the grant of equity-based awards;

∎	reviewing and recommending to the board of directors the compensation of our directors;

∎	preparing our compensation committee report if and when required by SEC rules;

∎	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” if and when required, to be included in our annual proxy statement; and

∎	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Each member of our compensation committee, other than Marc A. Cohen, will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. Marc A. Cohen will resign as our interim Chief Executive Officer on the day after the effectiveness of the registration statement of which this prospectus forms a part.

Nominating and Corporate Governance Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will consist of Marc A. Cohen, Bruce Downey and Elena Prokupets and will be chaired by Mr. Cohen. The functions of the nominating and corporate governance committee will include:

∎

developing and recommending to the board of directors criteria for board and committee membership, including a priority in selecting board members who exhibit a record of professional accomplishment, an understanding of the competitive challenges facing our business and industry and experience that will foster growth into a clinical-stage pharmaceutical company;

∎	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

∎	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

∎	identifying individuals qualified to become members of the board of directors;

∎	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

∎	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

∎	overseeing the evaluation of our board of directors and management.

Compensation Committee Interlocks and Insider Participation

Except for Marc A. Cohen, who is our interim Chief Executive Officer, director and a member of our compensation committee, none of the members of our compensation committee is, or has been at any time during the prior three years, an officer or employee of our company. Each of Marc A. Cohen, who is our interim Chief Executive Officer, director and member of our compensation committee, and Alain J. Cohen, who is our director and member of our compensation committee, serve as co-Chief Executive Officers and directors of Bublup, Inc. and Cobro Ventures, Inc. None of our other executive officers currently serve, or have in the past fiscal year served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. Marc A. Cohen will resign as our interim Chief Executive Officer on the day after the effectiveness of the registration statement of which this prospectus forms a part.

Code of Business Conduct and Ethics

Our board of directors intends to adopt, subject to and effective upon the effectiveness of the registration statement of which this prospectus forms a part, a Code of Business Conduct and Ethics in connection with this offering. The Code of Business Conduct and Ethics will apply to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.

We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics and our Code of Ethics on our website identified below. Upon the completion of this offering, the full text of our Code of Business Conduct and Ethics and our Code of Ethics will be posted on our website at https://www.c4therapeutics.com. Information contained on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus or the registration statement of which it forms a part.

Limitations on Liability and Indemnification Agreements

As permitted by Delaware law, provisions in our amended and restated certificate of incorporation and amended and restated bylaws, both of which will become effective upon the closing of this offering, limit or eliminate the personal liability of directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, a director exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

∎	any breach of the director’s duty of loyalty to us or our stockholders;

∎	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

∎	any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

∎	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter a director’s liability under other laws, such as the federal securities laws or other state or federal laws. Our amended and restated certificate of incorporation that will become effective upon the closing of this offering also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

∎	As permitted by Delaware law, our amended and restated bylaws to be effective upon the closing of this offering will provide that:

∎	we will indemnify our directors, officers, employees and other agents to the fullest extent permitted under Delaware law;

∎	we must advance expenses to our directors and officers and may advance expenses to our employees and other agents, in connection with a legal proceeding to the fullest extent permitted by law; and

∎	the rights provided in our amended and restated bylaws are not exclusive.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director or officer, then the liability of our directors or officers will be so eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification. We have obtained such insurance.

In addition to the indemnification that will be provided for in our amended and restated certificate of incorporation and amended and restated bylaws, we plan to enter into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, expenses, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

This description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

EXECUTIVE COMPENSATION

This section discusses the material elements of our executive compensation policies and decisions and important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our named executive officers and is intended to place in perspective the information presented in the following tables and the corresponding narrative.

Our named executive officers for the year ended December 31, 2019, which consist of our principal executive officer and the next two most highly compensated executive officers, are:

∎	Andrew Phillips, Ph.D., our former President and Chief Executive Officer, whose employment was terminated on March 3, 2020;

∎	Adam Crystal, M.D., Ph.D., our Chief Medical Officer; and

∎	Stewart Fisher, Ph.D., our Chief Scientific Officer.

Elements of Executive Compensation

Base Salaries. Base salaries for the named executive officers are determined annually by the board of directors, based on the scope of each officer’s responsibilities and with due consideration of the officer’s respective experience and contributions during the prior year. When reviewing base salaries, the board of directors takes factors into account such as each officer’s experience and individual performance, our performance as a whole, data from surveys of compensation paid by comparable companies and general industry conditions, but does not assign any specific weighting to any factor.

Annual Cash Bonuses. Our named executive officers participate in an annual cash bonus program, which promotes and rewards the executives for the achievement of key strategic and business goals. During fiscal year 2019, Dr. Phillips was eligible to receive a target bonus equal to 50% of his base salary and each of Drs. Crystal and Fisher was eligible to receive a target bonus equal to 35% of his respective base salary, based upon achievement of corporate performance goals. For 2019, our corporate performance goals included clinical development, financing and strategic partnership targets that would support our growth into a clinical stage company. Following the end of the fiscal year, it was determined that 100% of the corporate performance goals for 2019 had been met.

Equity Awards. Our board of directors believes that equity grants provide executives with a strong link to long-term performance, create an ownership culture and help to align the interests of executive officers and our stockholders. Accordingly, our board of directors periodically reviews the equity incentive compensation of the named executive officers and, from time to time, may grant equity incentive awards to them. During fiscal year 2019, we granted options to purchase shares of our common stock to Drs. Phillips and Crystal, as described in more detail in the “Outstanding Equity Awards at Fiscal 2019 Year-End” table below.

Other Benefits. Our named executive officers are eligible for additional benefits, such as participation in our 401(k) plan and basic health benefits that are generally available to all of our employees, subject to the terms of those plans.

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to each of our named executive officers for the year ended December 31, 2019.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)		OPTION AWARDS ($) (1)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($) (2)	ALL OTHER COMPENSATION ($) (3)	TOTAL ($)
Andrew Phillips, Ph.D. Former President & Chief Executive Officer (4)	2019	520,000	—		3,377,316	260,000	36,359	4,193,675

Adam Crystal, M.D., Ph.D. (5) Chief Medical Officer	2019	344,250	100,000	(6)	1,118,835	120,488	6,373	1,689,946

Stewart Fisher, Ph.D. Chief Scientific Officer	2019	340,313	—		—	119,110	6,330	465,753

(1)	The amounts represent the aggregate grant date fair value of stock options granted in 2019, computed in accordance with FASB ASC Topic 718 without including any estimates of forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 9 to our financial statements for the year ended December 31, 2019 included elsewhere in this registration statement. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the named executive officers from the options.
(2)	The amounts reported reflect annual bonuses paid to our named executive officers in 2019 based on achievement of corporate performance goals.
(3)	The amounts reported in this column reflect (i) in the case of Dr. Phillips, $21,019 in commuting costs and $8,838 reimbursement for taxes related to such commuting costs, $6,000 in 401(k) matching contributions and a $502 payment reflecting the amount of payroll taxes required to be contributed by the Massachusetts Family Medical Leave Act, which we have elected to pay on behalf of each of our employees, or MFMLA Contributions; (ii) in the case of Dr. Crystal, $6,000 in 401(k) matching contributions and $373 in MFMLA Contributions; and (iii) in the case of Dr. Fisher, $6,000 in 401(k) matching contributions and $330 in MFMLA Contributions.
(4)	Dr. Phillips’ employment terminated on March 3, 2020.
(5)	Dr. Crystal’s employment commenced on February 14, 2019. The salary reported for Dr. Crystal reflects the salary earned following his start date. Dr. Crystal’s non-equity incentive plan compensation was prorated to reflect his partial year of service in 2019.
(6)	Amount reflects an aggregate signing bonus equal to $100,000.

Outstanding Equity Awards at Fiscal Year-End 2019

The following table sets forth information concerning outstanding equity awards for each of the named executive officers as of December 31, 2019.

				OPTION AWARDS (1)
NAME	GRANT DATE		VESTING COMMENCEMENT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
Andrew Phillips, Ph.D	4/11/2016	(2)	12/31/2015	1,244,023	1,444,024	0.25	04/10/2026
Former President & Chief Executive Officer	10/24/2016	(3)	12/31/2015	155,977	191,360	0.25	10/23/2026
	10/24/2016	(4)	12/31/2015	566,032	530,655	0.25	10/23/2026
	7/17/2019	(5)	4/09/2019	1,466,546	2,919,579	0.77	7/16/2029

Adam Crystal, M.D., Ph.D. Chief Medical Officer	4/09/2019	(6)	2/14/19	—	1,453,033	0.77	4/8/2029

Stewart Fisher, Ph.D.	07/13/2016	(7)	5/02/16	20,000	120,000	0.25	7/12/2026
Chief Scientific Officer	04/24/2018	(7)	5/01/18	118,182	700,000	0.44	4/23/2028

(1)	All options were granted pursuant to our 2015 Plan.
(2)	12.5% of this option vested on the first anniversary of the vesting commencement date, subject to the named executive officer’s continuous service relationship through such date, with the remainder vesting in 28 equal quarterly installments thereafter, subject to the named executive officer’s continuous service relationship through each such date. In the event of a change in control, all shares subject to this option accelerate and vest in full.
(3)	38,995 of the shares subject to this option vested on the first anniversary of the vesting commencement date, subject to the named executive officer’s continuous service relationship through such date. Thereafter, 272,958 of the shares subject to this option vest in 28 equal quarterly installments, with the remaining shares vesting on January 1, 2024, subject to the named executive officer’s continuous service relationship through each such date. In the event of a change in control, all shares subject to this option accelerate and vest in full.
(4)	141,508 of the shares subject to this option vested on the first anniversary of the vesting commencement date, subject to the named executive officer’s continuous service relationship through such date, with the remainder vesting in 27 equal quarterly installments thereafter, subject to the named executive officer’s continuous service relationship through each such date. In the event of a change in control, all shares subject to the option accelerate and vest in full.
(5)	2,933,092 of the shares vest in four equal quarterly installments following the vesting commencement date, subject to the named executive officers’ continuous service relationship through each such date. The remaining 1,453,033 shares vest upon the seventh anniversary of the vesting commencement date, subject to named executive officer’s continuous service relationship, provided that such options may be subject to acceleration upon achievement of specified performance conditions. In the event of a Sale Event (as defined in the 2015 Plan), all shares subject to the option accelerate and vest in full.
(6)	25% of the option vests on the first anniversary of the vesting commencement date, subject to the named executive officer’s continuous service relationship through such date, with the remainder vesting in 16 equal quarterly installments thereafter, subject to the named executive officer’s continuous service relationship through such date. In the case of a Sale Event, Dr. Crystal’s option will accelerate and vest in full.
(7)	20% of the option vests on the first anniversary of the vesting commencement date, subject to the named executive officer’s continuous service relationship through such date, with the remainder vesting in 16 equal quarterly installments thereafter, subject to the named executive officer’s continuous service relationship through such date.

Executive Employment Arrangements

We initially entered into an offer letter with each of the named executive officers in connection with his employment with us, which set forth the terms and conditions of his employment. Each named executive officer also entered into our standard confidentiality and inventions assignment agreement. We intend to enter into new employment agreements with our named executive officers upon the completion of this offering.

Andrew Phillips, Ph.D.

Effective as of March 2020, Dr. Phillips’ employment was terminated. In connection with the termination of his employment, we entered into a separation agreement with Dr. Phillips pursuant to which Dr. Phillips provided a general release of claims in favor of us and we agreed to provide to Dr. Phillips the following severance payments and benefits: (i) base salary continuation at 100% of his final base salary ($546,000 annually) for 12 months, plus base salary continuation at 50% of his final base salary for an additional six months; (ii) a pro-rated annual bonus assuming target performance in an amount equal to $52,500; and (iii) if Dr. Phillips elected continuation of health coverage under COBRA, continued health coverage at the same rate in effect for our active employees until the earlier of 12 months following his termination, the date he becomes eligible for group health benefits with another employer or the end of Dr. Phillips’ COBRA health continuation period. In addition, we repurchased 200,000 shares of our common stock from Dr. Phillips at a purchase price of $0.62 per share and, in exchange for the cancellation of all of his vested options that were outstanding and unexercised as of his date of termination, we paid Dr. Phillips a cash amount per vested share equal to the excess of $0.62 over the applicable option exercise price.

Adam Crystal, M.D., Ph.D.

In January 2019, we entered into an offer letter with Dr. Crystal in connection with him joining us as our Chief Medical Officer on February 14, 2019. Dr. Crystal’s annual base salary is $390,000, with a signing bonus of $100,000 and a target annual bonus of 35% of his annual base salary. Dr. Crystal’s annual base salary and annual bonus were pro-rated based on his employment commencement date. Additionally, Dr. Crystal is eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

Under the terms of Dr. Crystal’s offer letter, in the event that his employment is terminated by us without “cause” (as defined in his offer letter) or Dr. Crystal resigns for “good reason” (as defined in his offer letter), we have agreed to pay Dr. Crystal an amount equal to six months of his base salary in effect at the time of his termination.

In addition, Dr. Crystal has executed an Employee Confidentiality, Non-Solicitation and Assignment Agreement which contain certain restrictive covenants, including, among other things, non-solicitation provisions that apply during the term of Dr. Crystal’s employment and for one year thereafter.

Stewart Fisher, Ph.D.

In March 2016, we entered into an offer letter with Dr. Fisher under which he joined us as our Senior Vice President, Discover Sciences on May 2, 2016. Effective as of May 2018, Dr. Fisher was promoted to be our Chief Scientific Officer. Dr. Fisher’s annual base salary is $359,494 and he is eligible to receive a target annual bonus of 35% of his annual base salary. Additionally, Dr. Fisher is eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

In addition, Dr. Fisher has executed an Employee Confidentiality and Assignment Agreement which contain certain restrictive covenants, including, among other things, non-competition and non-solicitation provisions that apply during the term of Dr. Fisher’s employment and for one year thereafter.

Employment Agreements with Executive Officers

Agreement with Andrew Hirsch

In connection with his hire, we entered into an employment agreement with Mr. Hirsch. Mr. Hirsch’s employment agreement sets forth his annual base salary of $560,000, the terms of his discretionary annual bonus, which is based on a target of 55% of his then current base salary, the terms of his employment, the terms of his new hire equity award, certain expense reimbursements, and his eligibility to participate in our benefit plans generally. Pursuant to the his employment agreement, in the event that Mr. Hirsch’s service relationship with the company is terminated without “cause” (as defined in his employment agreement) or upon his resignation from the company for “good reason” (as defined in his employment agreement), in either case other than in connection with a “change in control” (as defined in his employment agreement), subject to the execution of an effective release of claims in favor of the company, he will be entitled to the following severance benefits: (i) continued base salary for a period of twelve months based on his then current base salary; (ii) an amount equal to the pro rata portion of his annual target bonus for the then-current year based on the number of days of such fiscal year that he provided services to the Company; and (iii) up to twelve months of COBRA premiums reimbursements.

Upon the termination of Mr. Hirsch’s service relationship by the company without cause or upon his resignation from the company for good reason, in either case within 18 months after the occurrence of a change in control, subject to the execution of an effective release of claims in favor of the company, he will be entitled to the following severance benefits: (i) a lump sum payment equal to one and one-half (1.5) times his then current base salary or the base salary in effect immediately prior to the change in control, if higher; (ii) an amount equal to one and one-half (1.5) times his annual target bonus for the then-current year or his target bonus immediately prior to the change in control, if higher; (iii) up to 18 months of COBRA premiums reimbursements; and (iv) immediate acceleration of all stock options and other stock-based awards held by him.

In addition, Mr. Hirsch has entered into an agreement with us that contains protections of confidential information, requires the assignment of inventions and contains other restrictive covenants.

Agreements with our Other Named Executive Officers

We have entered into new employment agreements with each of Dr. Crystal and Dr. Fisher, which replace their existing offer letters. These new employment agreements provide for Dr. Crystal’s and Dr. Fisher’s continued employment and set forth their new annual base salary of $420,000 and $420,000, respectively, the terms of their discretionary annual bonuses, which are set at targets of 40% of their respective then current base salaries, the terms of their employment, certain expense reimbursements, and their eligibility to participate in our benefit plans generally. Pursuant to the new employment agreements, in the event that such named executive officer’s service relationship with the company is terminated without “cause” (as defined in his employment agreement) or upon such named executive officer’s resignation from the company for “good reason” (as defined in his employment agreement), in either case other than in connection with a “change in control” (as defined in his employment agreement), subject to the execution of an effective release of claims in favor of the company, he will be entitled to the following severance benefits: (i) continued base salary for a period of twelve months based on his then current base salary; (ii) at the discretion of our board of directors and upon the recommendation of our compensation committee, an amount equal to the pro rata portion of his annual target bonus for the then-current year based on the number of days of such fiscal year that such named executive officer provided services to the Company; and (iii) up to twelve months of COBRA premiums reimbursements.

Upon the termination of Dr. Crystal’s or Dr. Fisher’s service relationship by the company without cause or upon such named executive officer’s resignation from the company for good reason, in either case within 12 months after the occurrence of a change in control, subject to the execution of an effective release of claims in favor of the company, such named executive officer will be entitled to the following severance benefits: (i) a lump sum payment equal to 12 months of his then current base salary or the base salary in effect immediately prior to the change in control, if higher; (ii) an amount equal to his annual target bonus for the then-current year or his target bonus immediately prior to the change in control, if higher; (iii) up to 12 months of COBRA premiums reimbursements; and (iv) immediate acceleration of all stock options and other stock-based awards held by such named executive officer.

In addition, each of Dr. Crystal and Dr. Fisher has entered into an agreement with us that contains protections of confidential information, requires the assignment of inventions and contains other restrictive covenants.

Employee Benefit Plans

2015 Stock Option and Grant Plan

Our 2015 Plan was approved by our board of directors and our stockholders on December 28, 2015 and was most recently amended by our board of directors in May 2020 and approved by our stockholders in June 2020. Under our 2015 Plan, we have reserved for issuance an aggregate of 42,658,355 shares of our common stock, which number is subject to adjustment in the event of a reorganization, stock split, reverse stock split, stock dividend, recapitalization, reclassification or other similar change in capitalization or event.

The shares of common stock underlying any awards that are forfeited, cancelled, reacquired by us prior to vesting, satisfied without the issuance of common stock or otherwise terminated (other than by exercise) and shares that are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding under our 2015 Plan are currently added to the shares of common stock available for issuance under our 2015 Plan.

Following this offering, these types of shares will be added to the shares available under our 2020 Plan, which is described below.

Our compensation committee has acted as administrator of our 2015 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and to determine the specific terms and conditions of each award, subject to the provisions of our 2015 Plan. Persons eligible to participate in our 2015 Plan are our full or part-time officers, employees, directors, consultants and other key persons as selected from time to time by the administrator in its discretion.

Our 2015 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option is fixed by the administrator and may not exceed ten years from the date of grant. The administrator determines at what time or times each option may be exercised. In addition, our 2015 Plan permits the granting of restricted shares of common stock, unrestricted shares of common stock and restricted stock units.

Our 2015 Plan provides that upon the occurrence of a “sale event,” as defined in our 2015 Plan, all outstanding stock options will terminate at the effective time of such sale event, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. In the event of a termination of our 2015 Plan and all options issued thereunder in connection with a sale event, optionees will be provided an opportunity to exercise options that are then exercisable or will become exercisable as of the effective time of the sale event prior to the consummation of the sale event. In addition, we have the right to provide for cash payment to holders of options, in exchange for the cancellation thereof, in an amount equal to the difference between the value of the consideration payable per share of common stock in the sale event and the per share exercise price of such options, multiplied by the number of shares subject to such option to the extent then vested and exercisable. In the event of and subject to the consummation of a sale event, unvested restricted stock and restricted stock units (other than those becoming vested as a result of the sale event) will be forfeited immediately prior to the effective time of a sale event unless such awards are assumed or continued by the successor entity. If shares of restricted stock are forfeited in connection with a sale event, those shares of restricted stock shall be repurchased at a price per share equal to the original per share purchase price of such shares. We have the right to provide for cash payment to holders of restricted stock or restricted stock units, in exchange for the cancellation thereof, in an amount per share equal to the value of the consideration payable per share of common stock in the sale event.

The board of directors may amend or discontinue the 2015 Plan at any time, subject to stockholder approval where required by applicable law. The administrator of the 2015 Plan may also amend or cancel any outstanding award, provided that no amendment to an award may adversely affect a participant’s rights without his or her consent. The administrator of the 2015 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or effect the repricing of such awards through cancellation and re-grants.

No awards may be granted under our 2015 Plan after the date that is ten years from the date our 2015 Plan was adopted by the board of directors. Our board of directors has determined not to make any further awards under our 2015 Plan following the completion of this offering.

2020 Stock Option and Incentive Plan

Our 2020 Stock Option and Incentive Plan, or 2020 Plan, was adopted by our board of directors on September 8, 2020 and approved by our stockholders in                , 2020 and will become effective on the day immediately prior to the effective date of our registration statement related to this offering . The 2020 Plan will replace the 2015 Plan, as our board of directors is expected to determine not to make additional awards under the 2015 Plan following the completion of our initial public offering. However, the 2015 Plan will continue to govern outstanding equity awards granted thereunder. The 2020 Plan will allow the compensation committee to make equity-based incentive awards to our officers, employees, directors and other key persons, including consultants.

Authorized Shares. A total of                  shares of our common stock will be initially reserved for the issuance of awards under the 2020 Plan. The 2020 Plan provides that the number of shares reserved and available for issuance under the 2020 Plan will automatically increase each January 1, beginning on January 1, 2021, by 5% of the outstanding number of shares of our common stock on the immediately preceding December 31. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The shares we issue under the 2020 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated, other than by exercise, under the 2020 Plan and the 2015 Plan will be added back to the shares of common stock available for issuance under the 2020 Plan. The maximum number of shares of common stock that may be issued as incentive stock options in any one calendar year period may not exceed                 shares, cumulatively increased on January 1, 2021 and on each January 1 thereafter by the lesser of 5% of the number of outstanding shares of common stock as of the immediately preceding December 31, or                 shares.

Non-Employee Director Limit. Our 2020 Plan contains a limitation whereby the value of all awards under our 2020 Plan and all other cash compensation paid by us to any non-employee director during any one calendar year may not exceed $750,000, provided, however, that such amount shall be $1,500,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to our board of directors.

Plan Administration. The 2020 Plan will be administered by our compensation committee. Our compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants and to determine the specific terms and conditions of each award, subject to the provisions of the 2020 Plan. The plan administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants.

Eligibility. Persons eligible to participate in the 2020 Plan will be those employees, non-employee directors and consultants selected from time to time by our compensation committee in its discretion.

Stock Options. The 2020 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant unless the option is granted (i) pursuant to a transaction described in and in a manner consistent with, Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Stock Appreciation Rights. Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Restricted Stock and Restricted Stock Units. Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment or other service relationship with us through a specified vesting period.

Unrestricted Stock Awards. Our compensation committee may grant shares of common stock that are free from any restrictions under the 2020 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Dividend Equivalent Rights. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Cash-Based Awards. Our compensation committee may grant cash bonuses under the 2020 Plan to participants, subject to the achievement of certain performance goals.

Sale Event. The 2020 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2020 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2020 Plan. To the extent that awards granted under the 2020 Plan are not assumed or continued or substituted by the successor entity, the 2020 Plan and all awards granted under the 2020 Plan shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all options and stock appreciation rights with time-based vesting, conditions or restrictions that are not exercisable immediately prior to the sale event will become fully exercisable as of the sale event, all other awards with time-based vesting, conditions or restrictions will become fully vested and nonforfeitable as of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with the sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise any options and stock appreciation rights (to the extent exercisable) they then hold within a specified time period, as determined by the compensation committee, prior to the sale event. In addition, in connection with the termination of the 2020 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights; provided, that any options or stock appreciation rights with exercise prices equal to or greater than such per share cash consideration will be cancelled for no consideration. We may also make or provide for a payment, in cash or in kind, to the participants holding other awards in an amount equal to the per share cash consideration payable to stockholders in the sale event multiplied by the number of vested shares of common stock under such awards.

Amendment. Our board of directors may amend or discontinue the 2020 Plan and our compensation committee can amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely and materially affect rights under an award without the holder’s consent. Certain amendments to the 2020 Plan or the terms of outstanding options or stock appreciation rights will require the approval of our stockholders.

No awards may be granted under the 2020 Plan after the date that is 10 years from the date on which the 2020 Plan became effective. No awards under the 2020 Plan have been made prior to the date hereof.

2020 Employee Stock Purchase Plan

Our 2020 ESPP was adopted by our board of directors on September 8, 2020, approved by our stockholders on                  , 2020 and will become effective one day immediately before the effective date of our registration statement of which this prospectus forms a part. The 2020 ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The 2020 ESPP initially reserves and authorizes the issuance of up to a total of                 shares of common stock to participating employees. The 2020 ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2021 and each January 1 thereafter through January 1, 2030, by the least of (i)                shares of common stock, (ii)     % of the outstanding number of shares of our common stock on the immediately preceding December 31 or (iii) such lesser number of shares of common stock as determined by the administrator of the 2020 ESPP. The number of shares reserved under the 2020 ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees whose customary employment is for more than 20 hours per week and who have completed at least 30 days of employment are eligible to participate in the ESPP. However, any employee who owns 5% or more of the total combined voting power or value of all classes of stock will not be eligible to purchase shares under the 2020 ESPP.

We may make one or more offerings each year to our employees to purchase shares under the ESPP. Offerings will usually begin on each January 1 and July 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the relevant offering date.

Each employee who is a participant in the 2020 ESPP may purchase shares by authorizing payroll deductions of up to 15% of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than $25,000 in shares of common stock may be purchased by any one employee during any offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the 2020 ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The 2020 ESPP may be terminated or amended by our Board of Directors at any time. An amendment that increases the number of shares of common stock authorized under the 2020 ESPP and certain other amendments require the approval of our stockholders.

Senior Executive Cash Incentive Bonus Plan

On September 8, 2020, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan will be administered by our compensation committee and become effective on the day the registration statement of which this prospectus is part is declared effective by the SEC. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company or corporate performance goals, as well as individual performance objectives.

Our compensation committee may select corporate performance goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); research and development, publication, clinical, collaboration and/or regulatory milestones; revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value added; acquisitions, licenses or strategic transactions; financing or other capital raising transactions; operating income (loss); return on capital, assets, equity or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; number of customers, number of new customers or customer references; operating income and/or net annual recurring revenue, any of which may be (A) measured in absolute terms or compared to any incremental increase, (B) measured in terms of growth, (C) compared to another company or companies or to results of a peer group, (D) measured against the market as a whole and/or as compared to applicable market indices and/or (E) measured on a pre-tax or post-tax basis (if applicable).

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be calculated in accordance with our financial statements, generally accepted accounting principles or under a methodology established by our compensation committee at the beginning of the performance period and which is consistently applied with respect to a corporate performance goal in the relevant performance period. The compensation committee will measure the corporate performance goals after our financial reports for the applicable performance period have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion and provides the compensation committee with discretion to adjust the size of the award as it deems appropriate.

401(k) Plan

We maintain a 401(k) retirement savings, or 401(k) plan, plan to eligible employees, including our named executive officers. In accordance with this plan, all eligible employees may contribute a percentage of compensation up to a maximum of the statutory limits per year. Under our 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code and the applicable limits under the 401(k) plan (generally, up to 90% of the employee’s eligible compensation), on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. All of a participant’s contributions into the 401(k) plan are 100% vested when contributed. We made matching contributions for each employee equal to 100% of employee contributions, up to $6,000 per employee, during the year ended December 31, 2019. The 401(k) plan is intended to qualify, depending on the employee’s election, under Section 401(a) and 501(a) of the Code, so that contributions by employees, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

Indemnification of Officers and Directors

We have agreed to indemnify our directors and executive officers in certain circumstances. See “Directors, Executive Officers, Promoters and Control Persons—Limitation on Liability and Indemnification Matters.”

NON-EMPLOYEE DIRECTOR COMPENSATION

The following summarizes the compensation earned by our non-employee directors during the year ended December 31, 2019. Directors who also serve as employees received no additional compensation for their service as directors. We reimburse non-employee members of our board of directors for reasonable travel and out-of-pocket expenses incurred in attending meetings of our board of directors and committees of our board of directors.

Director Compensation Table

NAME	FEES EARNED OR PAID IN CASH ($)	TOTAL ($)
Marc A. Cohen (1)	65,000	65,000
Kenneth C. Anderson, M.D. (2)	25,000	25,000
Bihua Chen (3)*	25,000	25,000
Alain J. Cohen (4)	30,000	30,000
Bruce Downey (5)	35,000	35,000
Glenn Dubin (6)	12,500	12,500
John L. Eastman (7)	30,000	30,000
Elena Prokupets, Ph.D. (8)	30,000	30,000
Malcolm Salter (9) William M. Scalzulli (10) Miles Stuchin (11)	45,000 30,000 30,000	45,000 30,000 30,000

(1)	As of December 31, 2019, Mr. Cohen held unexercised options to purchase an aggregate of 72,201 shares of our common stock.

(2)	As of December 31, 2019, Dr. Anderson held unexercised options to purchase an aggregate of 40,857 shares of our common stock.

(3)	As of December 31, 2019, Ms. Chen held unexercised options to purchase an aggregate of 72,201 shares of our common stock.

(4)	As of December 31, 2019, Ms. Cohen held unexercised options to purchase an aggregate of 72,201 shares of our common stock.

(5)	As of December 31, 2019, Mr. Downey held unexercised options to purchase an aggregate of 72,201 shares of our common stock.

(6)	Mr. Dubin resigned from our board of directors effective August 17, 2019. As of December 31, 2019, Mr. Dubin did not hold any unexercised options to purchase our common stock.

(7)	Mr. Eastman resigned from our board of directors effective June 5, 2020. As of December 31, 2019, Mr. Eastman did not hold any unexercised options to purchase our common stock. EGC4 Managing Member, LLC, of which Mr. Eastman is a member, held unexercised options to purchase 72,201 shares of our common stock. Mr. Eastman disclaims beneficial ownership of such options except to the extent of his pecuniary interest in such options.

(8)	As of December 31, 2019, Dr. Prokupets held unexercised options to purchase an aggregate of 72,201 shares of our common stock.

(9)	As of December 31, 2019, Mr. Salter held unexercised options to purchase an aggregate of 72,201 shares of our common stock.

(10)	Mr. Scalzulli resigned from our board of directors effective June 5, 2020. As of December 31, 2019, Mr. Scalzulli did not hold any unexercised options to purchase our common stock. Kraft Group LLC, of which Mr. Scalzulli is an employee, held unexercised options to purchase 72,201 shares of our common stock. Mr. Scalzulli disclaims beneficial ownership of such options except to the extent of his pecuniary interest in such options.

(11)	Mr. Stuchin passed away on January 25, 2020. As of December 31, 2019, Mr. Stuchin held unexercised options to purchase an aggregate of 72,201 shares of our common stock.
*	Ms. Chen has notified us that she will resign from our board of directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Non-Employee Director Compensation Policy

During fiscal year 2019, we provided cash compensation to our non-employee directors in accordance with the following policy:

ANNUAL RETAINER
Board of Directors:
Members	$25,000
Additional retainer for non-executive chair	$30,000

Audit Committee:
Members (other than chair)	$5,000
Retainer for chair	$20,000

Compensation Committee:
Members (other than chair)	$5,000
Retainer for chair	$10,000

In connection with this offering, we intend to adopt a new non-employee director compensation policy that will become effective upon the completion of this offering and will be designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee will be paid cash compensation from and after the completion of this offering, as set forth below:

ANNUAL RETAINER
Board of Directors:
Members	$35,000
Additional retainer for non-executive chair	$30,000

Audit Committee:
Members (other than chair)	$7,500
Retainer for chair	$15,000

Compensation Committee:
Members (other than chair)	$5,000
Retainer for chair	$10,000

Nominating and Corporate Governance Committee:
Members (other than chair)	$4,000
Retainer for chair	$8,000

In addition, the non-employee director compensation policy will provide that, upon initial election to our board of directors, each non-employee director will be granted an option to purchase                shares of our common stock, or the Initial Grant. 33% of the Initial Grant will vest on the first anniversary of the date it is made, and the remainder will vest monthly for the subsequent two years thereafter, subject to continued service as a director through the applicable vesting date. Furthermore, on the date of the effectiveness of the registration statement of which this prospectus is a part and thereafter at each annual meeting of stockholders following the completion of this offering, each non-employee director who continues as a non-employee director following such meeting will be granted an option to purchase                shares of our common stock, or the Annual Grant. The Annual Grant will vest in full on the earlier of (i) the first anniversary of the grant date or (ii) our next annual meeting of stockholders, subject to continued service as a director through the applicable vesting date. These awards are subject to full accelerated vesting upon the sale of the company.

We will reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending meetings of the board of directors and committees thereof.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of transactions or series of transactions since January 1, 2017, to which we were or will be a party, in which:

∎	the amount involved in the transaction exceeds or will exceed, $120,000; and

∎

in which any of our executive officers, directors or holder of 5% or more of any class of our capital stock, including their immediate family members or affiliated entities, had or will have a direct or indirect material interest.

Compensation arrangements for our named executive officers and our directors are described elsewhere in this prospectus under the heading “Executive Compensation.”

Series A Preferred Stock Financing

In December 2018, we sold an aggregate of 900,900 shares of our Series A preferred stock at a purchase price of $2.22 per share for an aggregate amount of $2.0 million to DF Investment Partners LLC, an entity affiliated with Glenn Dubin. Mr. Dubin joined our board of directors upon the closing of such sale and resigned from our board of directors in August 2019. Each share of Series A preferred stock will be automatically converted into                shares of common stock upon the completion of this offering.

Series B Preferred Stock Financing

In June and July 2020, we sold an aggregate of 142,857,142 shares of our Series B preferred stock at a purchase price of $1.05 per share for an aggregate amount of $150 million. The following table summarizes purchases of our Series B preferred stock by related persons:

STOCKHOLDER	SHARES OF SERIES B PREFERRED STOCK	TOTAL PURCHASE PRICE
Entities and persons affiliated with Cobro Ventures (1)	20,952,403	$22,000,024
Entities affiliated with Perceptive Advisors (2)	19,047,619	$20,000,000
Entities affiliated with RTW Investments (3)	14,285,715	$15,000,001
Bruce Downey	2,128,571	$2,235,000
Kenneth C. Anderson, M.D.(4)	285,714	$300,000

(1)	Consists of 20,952,403 shares of our Series B preferred stock purchased by Cobro Ventures Opportunity Fund, L.P. or Cobro Ventures. Each of Marc A. Cohen, who serves as a director and officer of the company, and Alain J. Cohen, who serves as a director of the company, is a manager of Cobro Opportunity Fund GP, LLC, the general partner of Cobro Ventures. Entities and persons affiliated with Cobro Ventures collectively hold more than 5% of our voting securities.

(2)	Consists of 19,047,619 shares of our Series B preferred stock held by Perceptive Life Sciences Master Fund LTD. Entities affiliated with Perceptive Advisors collectively hold more than 5% of our voting securities.

(3)	Consists of 9,061,905 shares of our Series B preferred stock purchased by RTW Master Fund, Ltd., 2,842,857 shares of our Series B preferred stock purchased by RTW Innovation Master Fund, Ltd and 2,380,953 shares of our Series B preferred stock purchased by RTW Venture Fund Limited. Entities affiliated with RTW Investments collectively hold more than 5% of our voting securities.

(4)	Consists of 142,857 shares of our Series B preferred stock purchased by Kenneth C. Anderson 2015 Irrevocable Trust dated August 10, 2015, of which Mr. Anderson, who is a director of the company, is a beneficiary and 142,857 shares of our Series B preferred stock purchased by Cynthia E. Anderson 2015 Irrevocable Trust dated August 10, 2015, of which Mr. Anderson is also a beneficiary.

Each share of Series B preferred stock will be automatically converted into                shares of common stock upon the completion of this offering.

Perceptive Credit Agreement and Warrant

In June 2020, we entered into the Credit Agreement with Perceptive Credit, an affiliate of Perceptive Advisors, which beneficially owns more than 5% of our common stock. The Credit Agreement provides for a $20.0 million

Delayed Draw Loan Facility. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Indebtedness” for a description of the terms of the Credit Agreement.

During the six months ended June 30, 2020, the maximum amount of principal outstanding under the Credit Agreement was $12.5 million and $12.5 million of principal was outstanding as of June 30, 2020. The loans under the Credit Agreement accrue interest at an annual rate of one Month LIBOR plus 9.50%, provided that one Month LIBOR shall never be less than 1.75%.

In connection with the entry into the Credit Agreement, we issued a warrant to purchase up to 2,857,142 shares of our Series B preferred stock at an exercise price of $1.05 per share to Perceptive Credit. See “Risks related to our financial condition and capital requirements—Our Credit Agreement with Perceptive Credit contains restrictions that limit our flexibility in operating our business.”

In connection with our Series A preferred stock financings and our Series B preferred stock financings, we entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of our preferred stock and certain holders of our common stock. These stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our investors’ rights agreement, as more fully described in “Description of Capital Stock—Registration Rights.”

Stock Option Grants to Directors and Executive Officers

We have granted stock options to our directors and executive officers, as more fully described in the section titled “Executive Compensation” found elsewhere in this prospectus, as of December 31, 2019.

In September 2020, we approved the issuance of stock options to Marc A. Cohen, our Co-Founder, Executive Chairman and Chief Executive Officer, and Andrew Hirsch, our President-elect and Chief Executive Officer-elect, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, representing 1.5% and 3.5%, respectively, of our fully-diluted shares measured at such time (including the shares to be sold in this offering and excluding the shares reserved for future awards under our equity incentive plans) at an exercise price per share equal to the initial public offering price, per share in this offering. These options vest quarterly over four years subject to cliff vesting after six months. Mr. Cohen’s grant is subject to full acceleration upon a sale of the company. Mr. Hirsch’s option is subject to full acceleration upon a sale of the company and the termination of his employment thereafter pursuant to the terms of his employment agreement, subject to the execution of an effective release of claims in favor of the Company.

Assuming we sell                shares in this offering, as set forth on the cover page of this prospectus, and assuming no exercise by the underwriters of their option to purchase additional shares, Mr. Cohen’s stock options will be for                shares (                shares if the underwriters exercise their option in full) and Mr. Hirsch’s stock options will be for                shares (                shares if the underwriters exercise their option in full). The number of shares subject to each stock option will be larger or smaller if we sell more or fewer shares in this offering. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) Mr. Cohen’s stock options by 15,000 shares (17,250 shares if the underwriters exercise their option in full) and Mr. Hirsch’s stock options by 35,000 shares (40,250 shares if the underwriters exercise their option in full).

Directed Share Program

At our request, an affiliate of Jefferies LLC, a participating underwriter, has reserved up to                 % of the shares of common stock being offered by this prospectus for sale, at the initial public offering price, to certain of our officers, directors, employees and other persons who do business with us. Any reserved shares purchased by our executive officers and members of their households will be subject to the 180-day lock-up described elsewhere in this prospectus. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or how much of our common stock they will purchase. See the section titled “Underwriting” for additional information.

Indemnification Agreements

In connection with this offering, we intend to enter into new agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Delaware law.

Policies for Approval of Related Party Transactions

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction were disclosed to our board of directors prior to their consideration of such transaction and the transaction was not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approved the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction were disclosed to the stockholders, who must approve the transaction in good faith.

In connection with this offering, we expect to adopt a written related party transactions policy that will provide that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year and their immediate family members.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of July 15, 2020, information regarding the beneficial ownership of our common stock by:

∎	each person or group of affiliated persons, who is known by us to be the beneficial owner of 5% or more of our outstanding common stock (on an as-converted to common stock basis);

∎	each of our directors;

∎	each of our named executive officers; and

∎	all of our current directors and executive officers as a group.

The information in the following table is calculated based on (i) 268,674,034 shares of common stock deemed to be outstanding as of July 15, 2020 and (ii)                 shares of common stock outstanding after this offering, (assuming no exercise by the underwriters of their option to purchase additional shares of common stock). The number of shares of outstanding before this offering gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into                shares of common stock upon the completion of this offering. The number of shares outstanding after this offering gives effect to the sale of                 shares of common stock in this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities as well as any shares of common stock that the person has the right to acquire within 60 days of July 15, 2020 through the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Except as otherwise indicated below, the address of each officer, director and five percent stockholder listed below is c/o C4 Therapeutics, Inc., 490 Arsenal Way, Suite 200, Watertown, MA 02472.

	SHARES OF COMMON STOCK BENEFICIALLY OWNED (1)	PERCENTAGE OF SHARES OUTSTANDING
		BEFORE OFFERING	AFTER OFFERING
5% or Greater Stockholders
Cobro Ventures and its affiliates (2)	31,428,592	11.7%		%
Perceptive Advisors (3)	21,904,761	8.1%		%
Cormorant Funds (4)	21,000,000	7.8%		%
RTW Funds (5)	14,285,715	5.3%		%

Directors and Named Executive Officers
Marc A. Cohen (6)	47,049,205	17.5%		%
Andrew Hirsch	—	—	—
Andrew Phillips, Ph.D. (7)	—	—	—
Adam Crystal, M.D., Ph.D. (8)	614,252	*		*
Stewart Fisher, Ph.D. (9)	907,426	*		*
Kenneth C. Anderson, M.D. (10)	2,415,327	*		*
Bihua Chen (11)**	21,040,613	7.8%		%
Alain J. Cohen (12)	45,969,205	17.1%		%
Bruce Downey (13)	4,169,184	1.6%		%
Elena Prokupets, Ph.D. (14)	6,040,613	2.3%		%
Malcolm Salter (15)	164,422	*		*
All executive officers and directors as a group (13 persons) (16)	97,024,955	36.0%		%

*	Less than one percent.

(1)	All share numbers give effect to the conversion of our outstanding convertible preferred stock into shares of common stock upon the closing of this offering.

(2)	Consists of (i) 20,952,403 shares of common stock held by Cobro Ventures Opportunity Fund, L.P., or Cobro Ventures; (ii) 5,714,285 shares of common stock held by BC DynamoPharm Limited, or 3E Bio; (iii) 4,285,714 shares of common stock held by Yongli (Cayman) Limited, or Yongli; and (vi) 476,190 shares of common stock held by Yonjin Venture LLC, or Yonjin. Marc Cohen and Alain Cohen are managers of Cobro Opportunity Fund GP, LLC, the general partner of Cobro Ventures, and may be deemed to exercise shared voting and investment power over the shares held by Cobro Ventures. They disclaim beneficial ownership of the shares held by Cobro Ventures except to the extent of their respective pecuniary interest in such shares. Each of 3E Bio, Yongli and Yonjin has granted a voting proxy over its shares of our common stock to Cobro Ventures, Inc., subject to termination upon the completion of this offering. Marc Cohen and Alain Cohen are co-chief executive officers of Cobro Ventures, Inc. and may be deemed to have shared voting power over the shares subject to each such proxy. They disclaim beneficial ownership of the shares subject to each such proxy. Cobro Ventures and Cobro Ventures, Inc. may be deemed affiliated with each other due to their common control by Marc Cohen and Alain Cohen. Marc Cohen is our director, Co-Founder, Executive Chairman and Chief Executive Officer, and Alain Cohen is our director. The address for each of Cobro Ventures and Cobro Ventures, Inc. is 1000 Wilson Blvd. #1800, Arlington, VA 22209.

(3)	Consists of 19,047,619 shares of common stock held by Perceptive Life Sciences Master Fund LTD. and warrants to purchase an aggregate of 2,857,142 shares of common stock held by Perceptive Credit Holdings III, LP. Perceptive Life Sciences Master Fund LTD. and Perceptive Credit Holdings III, LP are referred to collectively as Perceptive Advisors. The address for Perceptive Advisors is 51 Astor Place, 10th Floor, New York, NY 10003.

(4)

Consists of (i) 15,750,000 shares of common stock held by Cormorant Private Healthcare Fund I, LP, or Cormorant Private Fund; (ii) 4,402,635 shares of common stock held by Cormorant Global Healthcare Master Fund, LP or Cormorant Master Fund; (iii) 847,365 shares of common stock held by CRMA SPV, L.P. or CRMA; and (iv) 40,613 shares of common stock exercisable within 60 days of July 15, 2020 underlying options held by Bihua Chen. Cormorant Private Fund, Cormorant Master Fund and CRMA are referred to collectively as the Cormorant Funds. The shares issuable upon the exercise of such options shall be transferred to the Cormorant Funds on a pro rata basis. The sole general partner of each of the Cormorant Private Fund and the Cormorant Master Fund is Cormorant Private Healthcare GP, LLC or the GP. Ms. Chen is the sole managing member of the GP and may be deemed to have sole voting and investment power of the securities held by the Cormorant Private Fund and the Cormorant Master Fund. She disclaims beneficial ownership of the shares held by the Cormorant Funds, except to the extent of her pecuniary interest in such shares. The sole investment manager of CRMA is Cormorant Asset

Management, LLC, or the Manager. Ms. Chen is the sole managing member of the Manager and may be deemed to have sole voting and investment power of the shares held by CRMA. The address for each of the Cormorant Funds is 200 Clarendon Street, 52nd Floor, Boston, MA 02116.

(5)	Consists of (i) 9,061,905 shares of common stock held by RTW Master Fund, Ltd. or the RTW Master Fund; (ii) 2,842,857 shares of common stock held by RTW Innovation Master Fund, Ltd or the RTW Innovation Fund; and (iii) 2,380,953 shares of common stock held by RTW Venture Fund Limited or the RTW Venture Fund. RTW Master Fund, RTW Innovation Fund and RTW Venture Fund are referred to collectively as the RTW Funds. The address for each of the RTW Funds is 412 West 15th Street, Floor 9, New York, NY 10011.

(6)	Consists of (i) 15,580,000 shares of common stock held by Mr. Cohen as trustee of Marc Andrew Cohen Revocable Trust; (ii) 40,613 shares of common stock exercisable within 60 days of July 15, 2020 underlying options held by Mr. Cohen; and (iii) the shares of common stock described in note (2) above.
(7)	Dr. Phillips’ employment terminated on March 3, 2020.

(8)	Consists of 614,252 shares of common stock exercisable within 60 days of July 15, 2020 underlying options held by Dr. Crystal.

(9)	Consists of 720,000 shares of common stock held by Dr. Fisher and 187,426 shares of common stock exercisable within 60 days of July 15, 2020 underlying options held by Dr. Fisher.

(10)	Consists of (i) 142,857 shares of common stock held by Kenneth C. Anderson 2015 Irrevocable Trust; (ii) 142,857 shares of common stock held by Cynthia E. Anderson 2015 Irrevocable Trust; (iii) 535,907 shares of common stock held by Kenneth C. Anderson 2016 Grantor Retained Annuity Trust; (iv) 535,907 shares of common stock held by Cynthia E. Anderson 2016 Grantor Retained Annuity Trust; (v) 675,174 shares of common stock held by Dr. Anderson; (vi) 379,868 shares of common stock held by Cynthia Anderson; and (vii) 2,757 shares of common stock exercisable within 60 days of July 15, 2020 underlying options held by Dr. Anderson.

(11)	Consists of the shares described in note (4) above.

(12)	Consists of (i) 14,500,000 shares of common stock held by Mr. Cohen as trustee of Alain J. Cohen Revocable Trust; (ii) 40,613 shares of common stock exercisable within 60 days of July 15, 2020 underlying options held by Mr. Cohen; and (iii) the shares of common stock described in note (2) above.

(13)	Consists of 4,128,571 shares of common stock held by Mr. Downey and 40,613 shares of common stock exercisable within 60 days of July 15, 2020 underlying options held by Mr. Downey.

(14)	Consists of (i) 5,000,000 shares of common stock held by ERP Business Holdings, L.P., an entity affiliated with Dr. Prokupets; (ii) 1,000,000 shares of common stock held by her spouse Marc Grenouilleau; and 40,613 shares of common stock exercisable within 60 days of July 15, 2020 underlying options held by Dr. Prokupets.

(15)	Consists of 123,809 shares of common stock held by Mr. Salter and 40,613 shares of common stock exercisable within 60 days of July 15, 2020 underlying options held by Mr. Salter.

(16)	Consists of the shares of common stock in notes (6) through (15) without double counting the shares held by Cobro Ventures and the shares subject to the voting proxy held by Cobro Ventures, Inc. included in notes (6) and (12); and includes William McKee and Jolie M. Siegel who are executive officers but not named executive officers.
**	Ms. Chen has notified us that she will resign from our board of directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will be effective immediately upon the closing of this offering. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur immediately upon the closing of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation and we refer to our amended and restated bylaws as our bylaws. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

General

Upon completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock will be undesignated.

As of                 , 2020,                 shares of our common stock (of which                 shares are subject to a right of repurchase by us pursuant to a stock restriction agreement between us and the holders of such shares) were outstanding and held of record by                stockholders and                shares of Series Seed preferred stock,                shares of Series A preferred stock and                 shares of Series B preferred stock were outstanding and held of record by                stockholders. This amount does not take into account the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

Upon the completion of this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock. Upon the closing of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of                 , 2020, options to purchase                 shares of common stock at a weighted-average exercise price of $                per share were outstanding under our 2015 Plan. For additional information regarding terms of the 2015 Plan, see the section titled “Employee Benefit Plans.”

Warrants

In June 2020, we issued a warrant to purchase 2,857,142 shares of our Series B preferred stock to our lender, Perceptive Credit Holdings III, LP, at an exercise price of $1.05 per share, which will become exercisable for our common stock on an as-converted basis upon the closing of this offering. If unexercised as of June 5, 2030, this warrant will automatically net exercise if its exercise price per share is greater than the fair market value per share or otherwise expire.

Registration Rights

Upon the completion of this offering, the holders of                shares of our common stock, including those issuable upon the conversion of preferred stock, will be entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement between us, certain holders of our common stock and holders of our preferred stock. The amended and restated investors’ rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

Beginning 180 days after the effective date of this registration statement, the holders of                shares of our common stock, including those issuable upon the conversion of shares of our preferred stock upon closing of this offering, are entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request of holders of at least forty percent of the securities eligible for registration then outstanding, to file a registration statement with respect to at least 25% of the securities eligible for registration then outstanding, we will be required to file a registration statement covering all securities eligible for registration that our stockholders request to be included in such registration. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement in any twelve-month period.

S-3 Registration Rights

Pursuant to the amended and restated investors’ rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of stockholders holding at least twenty percent of the securities eligible for registration then outstanding we will be required to file a Form S-3 registration restatement with respect to outstanding securities of such stockholders having an anticipated aggregate offering, net of related fees and expenses, of at least $3 million. We are required to effect only two registrations in any twelve month period pursuant to this provision of the amended and restated investors’ rights agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback Registration Rights

Pursuant to the amended and restated investors’ rights agreement, if we register any of our securities either for our own account or for the account of other security holders, the holders of our common stock, including those issuable upon the conversion of our preferred stock, are entitled to include their shares in the registration. Subject to certain exceptions contained in the amended and restated investors’ rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Indemnification

Our amended and restated investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The demand registration rights and short form registration rights granted under the amended and restated investors’ rights agreement will terminate on the fifth anniversary of the completion of this offering or at such time after this offering when the holders’ shares may be sold without restriction pursuant to Rule 144 within a three month period.

Expenses

Ordinarily, other than underwriting discounts and commissions, we are generally required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling security holders and blue-sky fees and expenses.

Anti-Takeover Effects of Delaware Law and Certain Provisions of our Certificate of Incorporation and Amended and Restated Bylaws

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Classified Board

Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders

Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders

Our certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our bylaws and certificate of incorporation must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least                of the outstanding shares entitled to vote on the amendment or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock

Our certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Delaware Anti-Takeover Statute

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

∎	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

∎

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

∎

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

∎	any merger or consolidation involving the corporation and the interested stockholder;

∎	any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

∎	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

∎	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Choice of Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (iii) any action asserting a claim arising out of or pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; and (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that this choice of forum provision does not apply to any causes of action arising under the Securities Act or the Exchange Act. Our bylaws further provide that, unless we consent in writing to an alternative forum, the United States District Court for the District of Massachusetts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Our bylaws also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. We recognize that the forum selection clause in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or the Commonwealth of Massachusetts, as applicable. Additionally, the forum selection clause in our bylaws may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware or the United States District Court for the District of Massachusetts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Stock Exchange Listing

We expect to list our common stock on The Nasdaq Global Market under the proposed trading symbol “CCCC.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock will be                .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our shares, and although we expect that our common stock will be approved for listing on Nasdaq, we cannot assure investors that there will be an active public market for our common stock following this offering. Future sales of our common stock in the public market or the availability of such shares for sale in the public market could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon completion of this offering, based on the number of shares outstanding as of                 , 2020, upon the completion of this offering,                 shares of our common stock will be outstanding, assuming the issuance of                shares offered by us in this offering, no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below, and restricted shares of common stock are subject to time-based vesting terms. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144 under the Securities Act. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701 and no exercise of the underwriters’ option to purchase additional shares, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

∎	shares will be eligible for sale on the date of this prospectus; and

∎	shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below, beginning more than 180 days after the date of this prospectus.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

∎

1% of the number of shares then outstanding, which will equal approximately                shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of                 , 2020; or

∎	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below.

Lock-up Agreements

All of our directors and officers and the holders of substantially all of our capital stock, options and warrants have entered into lock-up agreements with us and have entered into or will enter into lock-up agreements with the underwriters and have agreed not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days thereafter, subject to certain exceptions. The representatives of the underwriters in this offering may, in their sole discretion, permit early release of shares subject to the lock-up agreements. See the section titled “Underwriting,” appearing elsewhere in this prospectus for more information.

Registration Rights

Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section titled “Description of Capital Stock—Registration Rights” appearing elsewhere in this prospectus for more information.

Equity Incentive Plans

We intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of the date of this prospectus, we estimate that such registration statement on Form S-8 will cover approximately                shares. See the section titled “Executive Compensation—Employee Benefit Plans” appearing elsewhere in this prospectus for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to the ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

∎	an individual who is a citizen or resident of the United States;

∎

a corporation or other organization taxable as a corporation for U.S. federal income tax purposes that is created or organized in or under laws of the United States, any state thereof or the District of Columbia;

∎	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

∎

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have authority to control all substantial decisions of the trust and (2) has made an election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

This discussion does not address the tax treatment of partnerships or other entities or arrangements that are pass-through or disregarded entities for U.S. federal income tax purposes or persons that hold their common stock through such partnerships or other entities or arrangements. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax considerations to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax considerations described herein. We have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences with respect to the matters discussed below. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, generally property held for investment.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any U.S. state, local or non-U.S. taxes, the alternative minimum tax, the Medicare contribution tax on net investment income, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code or any other aspect of any U.S. federal tax other than income and estate taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

∎	insurance companies;

∎	tax-exempt or governmental organizations;

∎	financial institutions;

∎	brokers or dealers in securities;

∎	regulated investment companies;

∎	pension plans;

∎	persons that own, or are deemed to own, during the applicable testing period, more than 5% of our outstanding capital stock;

∎	persons who are accrual method taxpayers subject to special tax accounting rules under Section 451(b) of the Code;

∎	persons who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation;

∎	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

∎	“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;

∎	persons deemed to sell our common stock under the constructive sale provisions of the Code;

∎	persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

∎	certain U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

THIS SUMMARY IS NOT INTENDED TO BE TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY U.S. FEDERAL NON-INCOME TAX LAWS.

Distributions on Our Common Stock

Distributions, if any, on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any amount distributed in excess of basis will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale or Other Taxable Disposition of Our Common Stock.” Any such distributions will also be subject to the discussions below under the sections titled “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements—FATCA.”

Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or a reduced rate if specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same U.S. federal income tax rates applicable to United States persons (as defined in the Code), unless a specific treaty exemption applies. Any U.S. effectively connected income received by a non-U.S. holder that is a foreign corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a reduced rate if specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or a successor form) to the applicable withholding agent and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on Sale or Other Taxable Disposition of Our Common Stock

Subject to the discussions below under “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements—FATCA,” a non-U.S. holder generally will not be subject to any U.S. federal income or withholding tax on any gain realized upon such holder’s sale or other taxable disposition of shares of our common stock unless:

∎

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

∎

the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

∎

we are, or have been, at any time during the five-year period preceding such sale of other taxable disposition (or the non-U.S. holder’s holding period, if shorter), a “U.S. real property holding corporation,” as described below, unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the U.S. federal income tax rates applicable to United States persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding. U.S. backup withholding generally will not apply to a non-U.S. holder who provides a properly executed IRS Form W-8BEN, W-8BEN-E or IRS Form W-8ECI or otherwise establishes an exemption; provided the applicable withholding agent does not have actual knowledge or reason to know that the non-U.S. holder is a United States person (as defined in the Code).

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and Information Reporting Requirements—FATCA

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a U.S. federal withholding tax at a rate of 30% on payments of dividends on or, subject to the discussion of certain proposed U.S. Treasury Regulations below, gross proceeds from the sale or other disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any or (iii) the foreign entity is otherwise exempt under FATCA. However, the U.S. Treasury released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In the preamble to such proposed regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED OR RECENT CHANGES IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS OR UNDER ANY APPLICABLE TAX TREATY.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                , 2020, between us and Jefferies LLC and Evercore Group L.L.C., as the representatives of the underwriters in this offering named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC
Evercore Group L.L.C.
BMO Capital Markets Corp.
UBS Securities LLC

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority except sales to accounts over which they have discretionary authority to exceed 5% of the common stock being offered.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $                per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $                per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $                . We have also agreed to reimburse the underwriters for up to $                for their expenses related to clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA, including the related fees and expenses of counsel for the underwriters. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We expect to list our common stock on The Nasdaq Global Market under the trading symbol “CCCC.”

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

∎

sell or offer to sell any shares of common stock, options, warrants or other rights to acquire shares of common stock or any securities exchangeable or exercisable for or convertible into shares of common stock, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into shares of common stock, currently or hereafter owned either of record or beneficially, as defined in Rule 13d-3 under the Exchange Act by such individual or their family member;

∎	enter into any swap;

∎

make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any shares of common stock, options, warrants or other rights to acquire shares of common stock, or any securities exchangeable or exercisable for or convertible into shares of common stock, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into shares of common stock, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration; or

∎	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC and Evercore Group L.L.C.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

Jefferies LLC and Evercore Group L.L.C may, in their sole discretion, and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on The Nasdaq Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses. For example, Jefferies LLC acted as a placement agent in connection with the private placement of our Series B Preferred Stock and received cash compensation in connection therewith.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have engaged Locust Walk Securities LLC, or Locust Walk, a FINRA member, to serve as our financial advisor in connection with this offering. We expect to pay Locust Walk, upon the completion of this offering, aggregate fees of $1.0 million for its services. The services provided by Locust Walk included customary business and financial analysis, assistance in preparing information materials regarding the offering, coordinating diligence sessions and advising us with respect to the marketing and structuring of this offering. Locust Walk is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Locust Walk will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

At our request, the underwriters have reserved for sale, at the initial public offering price per share, up to     % of the shares of common stock offered by this prospectus to certain individuals, including certain of our officers, directors, employees and other persons who do business with us our company, through a directed share program. Any shares purchased in the directed share program will not be subject to a lock-up restriction, except in the case of shares purchased by any director or executive officer or member of their household. The number of shares of common stock available for sale to the general public will be reduced by the number of reserved shares sold to these individuals. Any reserved shares not purchased by these individuals will be offered by the underwriters to the general public on the same basis as the other shares of common stock offered under this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares. The directed share program will be arranged through Jefferies LLC.

Disclaimers About Non-U.S. Jurisdictions

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom, each a Relevant State, no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

∎	to any legal entity which is a “qualified investor” (as defined under the Prospectus Regulation);

∎	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

∎	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and each of the underwriters and that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation.

In the case of any common stock being offered to a financial intermediary as that term is used in Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer or any common stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase or subscribe for any common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of the Prospectus Regulation that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated, each such person being referred to as a “relevant person.”

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Canada

(A) Resale Restrictions

The distribution of shares of common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares of our common stock in Canada must be made under applicable securities laws, which may vary depending on the relevant jurisdiction and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

(B) Representations of Canadian Purchasers

By purchasing shares of our common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

∎

the purchaser is entitled under applicable provincial securities laws to purchase the shares of our common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 – Prospectus Exemptions,

∎	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

∎	where required by law, the purchaser is purchasing as principal and not as agent and

∎	the purchaser has reviewed the text above under Resale Restrictions.

(C) Conflicts of Interest

Canadian purchasers of shares of our common stock are hereby notified that each of the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 – Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

(D) Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these shares of our common stock in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

(E) Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers of shares of our common stock to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

(F) Taxation and Eligibility for Investment

Canadian purchasers of shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of our common stock in their particular circumstances and about the eligibility of the shares of our common stock for investment by the purchaser under relevant Canadian legislation.

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

∎	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

∎

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

∎	a person associated with the company under Section 708(12) of the Corporations Act; or

∎	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares of our common stock issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Hong Kong

No shares of our common stock have been offered or sold, and no shares of our common stock may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or the SFO, and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong, or the CO, or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the shares of our common stock has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the shares of our common stock may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares of our common stock will be required, and is deemed by the acquisition of the shares of our common stock, to confirm that he is aware of the restriction on offers of the shares of our common stock described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered, any shares of our common stock in circumstances that contravene any such restrictions.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of shares of our common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any shares of our common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1) or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

∎

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

∎	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

∎

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

∎	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

∎	where no consideration is or will be given for the transfer;

∎	where the transfer is by operation of law;

∎	as specified in Section 276(7) of the SFA; or

∎	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Cooley LLP, Boston, Massachusetts is serving as counsel to the underwriters.

EXPERTS

The consolidated financial statements as of December 31, 2018 and 2019 and for each of the years in the two-year period ended December 31, 2019, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and the common stock offered by this prospectus, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at https://www.c4therapeutics.com and upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in or that can be accessed through our website is not a part of and is not incorporated into this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

C4 Therapeutics, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of C4 Therapeutics, Inc. and its subsidiary, (the Company) as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG

We have served as the Company’s auditor since 2016.

Boston, Massachusetts

August 5, 2020

C4 THERAPEUTICS, INC.

Consolidated Balance Sheets

December 31, 2018 and 2019

(In thousands, except share data)

	DECEMBER 31,
	2018	2019
Assets
Current assets:
Cash and cash equivalents	$36,311	$90,549
Accounts receivable	86,438	4,623
Prepaid expenses and other current assets	781	1,595

Total current assets	123,530	96,767
Property and equipment, net	4,788	4,463
Right-of-use asset	15,596	14,453
Restricted cash	2,577	2,577

Total assets	$146,491	$118,260

Total Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,154	$5,385
Accrued expenses and other current liabilities	2,952	6,671
Deferred revenue, current	19,109	20,705
Operating lease liability, current	734	880

Total current liabilities	23,949	33,641
Deferred revenue, net of current	77,549	72,718
Operating lease liability, net of current	13,748	12,869

Total liabilities	115,246	119,228

Commitments and Contingencies (see Note 5)
Series Seed redeemable convertible preferred stock, par value of $0.0005 per share; 4,000,000 shares authorized as of December 31, 2018 and 2019; 4,000,000 shares issued and outstanding at December 31, 2018 and 2019; liquidation and redemption value of $1,000 as of December 31, 2019	1,000	1,000
Series A redeemable convertible preferred stock, par value of $0.0005 per share; 110,000,000 shares authorized as of December 31, 2018 and 2019; 109,145,900 shares issued and outstanding at December 31, 2018 and 2019; liquidation and redemption value of $109,995 as of December 31, 2019	109,995	109,995
Stockholders’ deficit:
Common stock, par value of $0.0001 per share; 180,000,000 shares authorized as of December 2018 and 2019; 11,292,236 and 12,031,848 shares issued and outstanding at December 31, 2018 and 2019, respectively	1	1
Additional paid-in capital	3,638	5,524
Accumulated deficit	(83,389)	(117,488)

Total stockholders’ deficit	(79,750)	(111,963)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$146,491	$118,260

See accompanying notes to consolidated financial statements.

C4 THERAPEUTICS, INC.

Consolidated Statement of Operations and Comprehensive Loss

December 31, 2018 and 2019

(In thousands, except per share data)

	YEAR ENDED DECEMBER 31,
	2018	2019
Revenue from collaboration agreements	$19,364	$21,381
Operating expenses:
General and administrative	7,161	8,774
Research and development	28,592	48,059

Total operating expenses	35,753	56,833

Operating loss	(16,389)	(35,452)
Other income, net:
Interest income	685	1,832
Other (expense) income, net	(7)	325

Total other income, net	678	2,157

Loss before income taxes	(15,711)	(33,295)
Income taxes	—	(804)

Net loss	(15,711)	(34,099)
Other comprehensive gain:
Unrealized gain on investments	46	—

Comprehensive loss	$(15,665)	$(34,099)

Accrual of preferred stock dividends	$(8,396)	$(8,468)

Net loss attributable to common stockholders—basic and diluted (Note 11)	$(24,107)	$(42,567)

Net loss per share attributable to common stockholders—basic and diluted	$(2.21)	$(3.67)

Weighted-average common stock outstanding—basic and diluted	10,905,492	11,603,366

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)		$(0.27)

Pro forma weighted-average common stock outstanding—basic and diluted (unaudited)		124,716,025

See accompanying notes to consolidated financial statements.

C4 THERAPEUTICS, INC.

Consolidated Statement of Redeemable Convertible Preferred Stock and Stockholder’s Deficit

December 31, 2018 and 2019

(In thousands, except share data)

	SERIES SEED REDEEMABLE CONVERTIBLE PREFERRED STOCK		SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Balance as of December 31, 2017	4,000,000	$1,000	108,245,000	$108,018	10,917,550	$1	$3,046	$(46)	$(67,678)	$(64,677)
Exercise of stock options	—	—	—	—	380,186	—	98	—	—	98
Issuance of Series A redeemable convertible preferred stock, net of issuance costs of $23	—	—	900,900	1,977	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	582	—	—	582
Repurchase of common stock	—	—	—	—	(5,500)	—	(88)	—	—	(88)
Unrealized gain on investments	—	—	—	—	—	—	—	46	—	46
Net loss	—	—	—	—	—	—	—	—	(15,711)	(15,711)

Balance as of December 31, 2018	4,000,000	1,000	109,145,900	109,995	11,292,236	1	3,638	—	(83,389)	(79,750)
Exercise of stock options	—	—	—	—	791,187	—	274	—	—	274
Stock-based compensation	—	—	—	—	—	—	1,642	—	—	1,642
Repurchase of common stock	—	—	—	—	(51,575)	—	(30)	—	—	(30)
Net loss	—	—	—	—	—	—	—	—	(34,099)	(34,099)

Balance as of December 31, 2019	4,000,000	$1,000	109,145,900	$109,995	12,031,848	$1	$5,524	$—	$(117,488)	$(111,963)

See accompanying notes to consolidated financial statements.

C4 THERAPEUTICS, INC.

Consolidated Statement of Cash Flows

December 31, 2018 and 2019

(In thousands)

	YEAR ENDED DECEMBER 31,
	2018	2019
Cash flows used in operating activities:
Net loss	$(15,711)	$(34,099)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Depreciation and amortization	1,273	1,595
Stock-based compensation expense	582	1,642
Gain on disposal of fixed assets	87	16
Accretion of discount on investments	(21)	334
Non-cash lease expense	2,300	1,144
Non-cash interest income	68	—
Changes in operating assets and liabilities:
Accounts receivable	(84,944)	81,815
Prepaid expenses and other current assets	138	(814)
Accounts payable	578	4,231
Accrued expenses and other liabilities	(278)	3,719
Operating lease liability	(2,082)	(734)
Deferred revenue	81,029	(3,235)

Net cash (used in) provided by operating activities	(16,981)	55,614

Cash flows from investing activities:
Purchases of property and equipment	(2,689)	(1,349)
Proceeds from sale of property and equipment	—	63
Purchase of short-term investments	(4,990)	78,666
Proceeds received from maturities of short-term investments	44,600	(79,000)

Net cash provided by (used in) investing activities	36,921	(1,620)

Cash flows from financing activities:
Proceeds from the issuance of Series A shares, net of issuance costs	1,977	—
Proceeds from the issuance of common stock, net of costs	47	274
Repurchase of vested stock options	(63)	(30)

Net cash provided by financing activities	1,961	244

Net increase in cash, cash equivalents and restricted cash	21,901	54,238
Cash, cash equivalents and restricted cash at beginning of year	16,987	38,888

Cash, cash equivalents and restricted cash at end of year	$38,888	$93,126

Reconciliation of cash, cash equivalents and restricted cash:
Cash, cash equivalents and restricted cash at end of year	$38,888	$93,126
Less restricted cash	(2,577)	(2,577)

Cash and cash equivalents at end of the year	$36,311	$90,549

Supplemental disclosures of non-cash investing and financing activities:
Capital expenditures in accounts payable	$23	$172

Amount due for stock option exercises	$51	$—

Stock option repurchases included in accrued expenses	$25	$16

See accompanying notes to consolidated financial statements.

C4 THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

December 31, 2018 and 2019

(1) The Company

C4 Therapeutics, Inc., or Company, was incorporated in Delaware on October 7, 2015. Its principal offices are in Watertown, Massachusetts. The Company is a biopharmaceutical company focused on harnessing the body’s natural regulation of protein levels to develop novel therapeutic candidates to target and destroy disease-causing proteins for the treatment of cancer, neurodegenerative conditions and other diseases.

The Company is subject to risks common to other life science companies in the early development stage including, but not limited to, uncertainty of product development and commercialization, lack of marketing and sales history, development by its competitors of new technological innovations, dependence on key personnel, market acceptance of products, product liability, protection of proprietary technology, ability to raise additional financing and compliance with the Food and Drug Administration (“FDA”) and other government regulations. If the Company does not successfully advance its programs into and through human clinical trials and/or enter into collaborations for its programs and commercialize any of its product candidates, it may be unable to produce product revenue or achieve profitability.

Liquidity

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The Company has incurred recurring losses since its inception, including net losses of $15.7 million and $34.1 million for the years ended December 31, 2018 and 2019, respectively. In addition, as of December 31, 2019, the Company had an accumulated deficit of $117.5 million. To date, the Company has not generated any revenue from product sales as none of its product candidates have been approved for commercialization. The Company expects to continue to generate operating losses for the foreseeable future.

The Company’s primary activities since inception have been focused around research and development activities, building the Company’s intellectual property, recruiting personnel and raising capital to support these activities. Through December 31, 2019, the Company has funded its operations primarily with proceeds received from the sale of redeemable convertible preferred stock (collectively, the “Preferred Stock”) and through its collaboration agreements. The Company also closed a series B redeemable convertible preferred stock financing and credit arrangement in June and July 2020 for net proceeds of $145.5 million (see Note 13). The Company believes that its cash and cash equivalents of $90.5 million as of December 31, 2019, along with the proceeds from the Series B redeemable convertible preferred stock financing and credit agreement, are sufficient to fund planned operations for at least twelve months from the date these consolidated financial statements are available to be issued.

Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The Company has prepared the accompanying consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The Company’s consolidated financial statements include the accounts of the Company and its wholly owned subsidiary C4T Securities Corporation, a Massachusetts securities corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. This process may result in actual results differing materially from those estimated amounts used in the preparation of the consolidated financial statements if these results differ from historical experience or other assumptions do not turn out to be substantially accurate, even if such assumptions are reasonable when made. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, amounts and timing of revenues recognized under the Company’s research and development collaboration arrangements and accrued research and development expense. The Company assesses estimates on an ongoing basis; however, actual results could materially differ from those estimates.

Segments

Operating segments are defined as components of an enterprise for which separate and discrete information is available for evaluation by the chief operating decision-maker in deciding how to allocate resources and assess performance. The Company has one operating segment. The Company’s chief operating decision maker, its Chief Executive Officer, manages the Company’s operations on a consolidated basis for the purpose of allocating resources. All of the Company’s long-lived assets are held in the United States.

Deferred Offering Costs

The Company capitalizes certain legal, professional, accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ deficit as a reduction of proceeds generated as a result of the offering. Should a planned equity financing be abandoned, the deferred offering costs would be expensed immediately as a charge to operating expenses in the consolidated statement of operations. No deferred offering costs were capitalized as of December 31, 2018 or 2019.

Unaudited Pro Forma Information

In the accompanying consolidated statements of operations and comprehensive loss, the unaudited proforma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2019 has been prepared to give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock upon the closing of the proposed initial public offering into 113,145,900 shares of common stock as if the conversion had occurred on the later of January 1, 2019 or the issuance of the redeemable convertible preferred stock.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company’s cash equivalents are measured at fair value on a recurring basis. Cash and cash equivalents included $29.0 million and $80.9 million of funds held in money market accounts as of December 31, 2018 and 2019, respectively.

Fair Value of Financial Instruments

Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement (ASC 820), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the

Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. ASC 820 identifies fair value as the exchange price or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier value hierarchy that distinguishes between the following:

Level 1—Quoted market prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 inputs that are either directly or indirectly observable, such as quoted market prices, interest rates and yield curves.

Level 3—Unobservable inputs developed using estimates of assumptions developed by the Company, which reflect those that a market participant would use.

To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair values requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company had no Level 3 investments as of December 31, 2018 and 2019.

Cash, cash equivalents and restricted cash are Level 1 assets which are comprised of funds held in checking and money market accounts. Cash, cash equivalents and restricted cash were recorded at fair value as of December 31, 2018 and 2019, totaling $38.9 million and $93.1 million, respectively. The carrying amounts of accounts payable and accrued expenses approximate their fair values due to their short-term maturities. Accounts receivable, which relate to the Company’s collaboration agreements, are stated at the amounts due which approximates fair value due to their short-term due dates.

Restricted Cash

Restricted cash consists of cash placed in separate restricted bank accounts as required under the terms of the Company’s lease agreements for its Watertown, Massachusetts facility (see Note 5 “Leases”). As of December 31, 2018 and 2019, the Company had approximately $2.6 million in restricted cash.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalents. The Company may maintain deposits in financial institutions in excess of government insured limits. The Company believes that it is not exposed to significant credit risk as its deposits are held at financial institutions that management believes to be of high credit quality and the Company has not experienced any losses on these deposits.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). This standard applies to all contracts with customers, except for contracts that are within the scope of other standards. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company enters into collaboration and licensing agreements with strategic partners, which are within the scope of ASC 606, under which it may exclusively license rights to research, develop, manufacture and commercialize its product candidates to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: (1) non-refundable, upfront license fees; (2) reimbursement of certain costs; (3) customer option fees for additional goods or services; (4) development milestone payments, (5) regulatory and commercial milestone payments; and (6) royalties on net sales of licensed products.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. As part of the accounting for these arrangements, the Company must use its judgment to determine: (a) the number of performance obligations based on the determination under step (ii) above; (b) the transaction price under step (iii) above; (c) the stand-alone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above; and (d) the contract term and pattern of satisfaction of the performance obligations under step (v) above. The Company uses judgment to determine whether milestones or other variable consideration, except for royalties, should be included in the transaction price as described further below. The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied.

Amounts due to the Company for satisfying the revenue recognition criteria or that are contractually due based upon the terms of the collaboration agreements are recorded as accounts receivable in the Company’s consolidated balance sheet. Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in the Company’s consolidated balance sheets. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current deferred revenue. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion.

Upfront License Fees

If the license to the Company’s intellectual property is determined to be distinct from the other promises or performance obligations identified in the arrangement, the Company recognizes revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. In assessing whether a promise or performance obligation is distinct from the other promises, the Company considers factors such as the research, manufacturing and commercialization capabilities of the customer; the retention of any key rights by the Company; and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the customer can benefit from a promise for its intended purpose without the receipt of the remaining promises, whether the value of the promise is dependent on the unsatisfied promise, whether there are other vendors that could provide the remaining promise and whether it is separately identifiable from the remaining promise. For licenses that are combined with other promises, the Company exercises judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Customer Options

If an arrangement is determined to contain customer options that allow the customer to acquire additional goods or services, the goods and services underlying the customer options are not considered to be performance obligations at the outset of the arrangement, as they are contingent upon option exercise. The Company evaluates the customer options for material rights or options to acquire additional goods or services for free or at a discount. If the customer options are determined to represent a material right, the material right is recognized as a separate performance obligation at the outset of the arrangement. The Company allocates the transaction price to material rights based on the relative standalone selling price, which is determined based on the identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until, at the earliest, the option is exercised. If an option is not exercised and the target is terminated, the Company will accelerate and recognize all remaining revenue related to the material right performance obligation.

Research and Development Services

The promises under the Company’s collaboration agreements may include research and development services to be performed by the Company for or on behalf of the customer. Payments or reimbursements resulting from the Company’s research and development efforts are recognized as the services are performed and presented on a gross basis because the Company is the principal for such efforts. Reimbursements from and payments to the customer that are the result of a collaborative relationship with the customer, instead of a customer relationship, such as co-development activities, are recorded as a reduction to research and development expense.

Milestone Payments

At the inception of each arrangement that includes development milestone payments, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The Company evaluates factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each subsequent reporting period, the Company reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.

For further discussion of accounting for collaboration revenues, see Note 7, “Collaboration and License Agreements.”

Stock-Based Compensation

The Company measures and recognizes stock-based compensation expense based on the grant date fair value of the awards. The Company calculates the fair value of restricted share unit awards based on the grant date fair value of the underlying common stock. The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period of the awards for service-based awards, which is generally the vesting period. The Company recognizes stock-based compensation for performance-based awards when the underlying performance conditions are considered probable of occurrence, using the accelerated attribution method.

The Company classifies stock-based compensation expense in its consolidated statement of operations and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified. The Company also has the right and option to repurchase an individual’s shares of common stock or vested stock options to acquire common stock within 18 months of an employee termination. The Company assesses the classification of an individual’s shares of common stock or vested stock options between equity and liability when the individual’s separation from the Company becomes probable.

The fair value of common stock underlying share-based awards is based on an estimate at each grant date by the Company’s board of directors. The Company determines the estimated per share fair value of its common stock at various dates considering contemporaneous and retrospective valuations in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The fair value of each share option grant was determined using assumptions discussed below. Each of these inputs is subjective and generally requires judgment and estimation by management.

Expected Term. The Company estimated the expected term using the simplified method, which is an average of the contractual term of the option and the vesting period.

Expected Volatility. Since there is limited historical data for the Company’s common stock and limited company-specific historical volatility, the Company has determined the share price volatility for options granted based on an analysis of the volatility used by a peer group of publicly traded companies. In evaluating similarity, the Company considers factors such as industry, stage of life cycle and size.

Risk-free Interest Rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of the grant for zero-coupon U.S. Treasury notes with remaining terms similar to the expected term of the options.

Dividend Rate. The expected dividend was assumed to be zero as the Company has never paid dividends and has no current plans to do so.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for repairs and maintenance are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation are derecognized from the accounts, and any resulting gain or loss is included in the determination of net loss. Depreciation on equipment is calculated on the straight-line method over the estimated useful lives of the assets as follows:

ESTIMATED USEFUL LIFE
Laboratory equipment	5 years
Computer equipment	3 years
Office furniture	5 years
Leasehold improvements	lesser of useful life or remaining lease term

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairments were recognized for these assets in the years ended December 31, 2018 and 2019.

Leases

The Company accounts for leases in accordance with ASC Topic 842, Leases, or ASC 842. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on specific facts and circumstances present, the existence of an identified asset(s), if any, and the Company’s control over the use of the identified asset(s), if applicable. Operating lease liabilities and their corresponding right-of-use assets are recorded based on the present value of future lease payments over the expected lease term. The interest rate implicit in lease contracts is typically not readily determinable. As such, the Company utilizes its incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

The Company elected to combine lease and non-lease components as a single component for all leases. Operating leases are recognized on the balance sheet as right-of-use assets, operating lease liabilities, current and operating lease liabilities, net of current. Fixed rents are included in the calculation of the lease balances while variable costs paid for certain operating and pass-through costs are excluded. Lease expense is recognized over the expected term on a straight-line basis.

Research and Development

Research and development costs are expensed as incurred. Research and development costs include salaries, share-based compensation and other employee benefit expenses, lab related supplies and other operational costs related to the Company’s research and development activities, including allocated facility-related expenses and external costs of outside vendors engaged to conduct research and development activities. Costs associated with licenses of technology and patent costs are expensed as incurred and are included in research and development expense in the consolidated statement of operations and comprehensive loss. As part of the process of preparing the consolidated financial statements, the Company is required to estimate their accrued research and development expenses. The Company makes estimates of the accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known at that time. In addition, there may be instances in which payments made to the Company’s vendors will exceed the level of services provided and result in a prepayment of the expense in which case such amounts are reflected as prepaid expenses and other current assets. In accruing service fees, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company adjusts the accrual or the amount of prepaid expenses accordingly. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are deferred and capitalized in prepaid expenses and other current assets. The capitalized amounts are expensed as the related goods are delivered or the services are performed.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events that have been recognized in the financial statements or the Company’s tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established.

The Company accounts for uncertain tax positions recognized in the consolidated financial statements by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the year ended December 31, 2018, the Company had unrealized gains, which were a component of comprehensive loss. For the year ended December 31, 2019, the Company did not have any unrealized gains or losses and comprehensive loss was equal to net loss.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Net Loss Per Share

Basic net loss per share and diluted net loss per share are computed using the weighted-average number of shares of common stock outstanding for the period. Net loss per share attributable to common stockholders is calculated using the two-class method, which is an earnings allocation formula that determines net loss per share for the holders of shares of the Company’s common stock and participating securities. The Company’s Preferred Stock contains participation rights in any dividend paid by the Company and is deemed to be a participating security. The participating securities do not include a contractual obligation to share in losses of the Company and are not included in the calculation of net loss per share in the periods in which a net loss is recorded.

Diluted net loss per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. The Company allocates earnings first to preferred stockholders based on dividend rights and then to common and preferred stockholders based on ownership interests. The weighted-average number of shares of common stock included in the computation of diluted net loss gives effect to all potentially dilutive common stock equivalent shares, including outstanding stock options and Preferred Stock.

Common stock equivalent shares are excluded from the computation of diluted net loss per share if their effect is antidilutive. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is generally the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported net losses attributable to common stockholders for the years ended December 31, 2018 and 2019.

Recently Adopted Accounting Standards

In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). The amendments in this ASU expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. Under this ASU, an entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The Company adopted ASU 2018-07 on January 1, 2018, and the adoption did not have a material impact on the consolidated financial statements or financial statement disclosures.

In November 2018, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606 (“ASU 2018-18”), to clarify when ASC 606 should be used for collaborative arrangements when the counterparty is a customer. The guidance precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. The guidance is effective for public business entities in fiscal years beginning after December 15, 2019, and interim periods therein. Early adoption is permitted to entities that have adopted ASC 606. The Company adopted ASU 2018-18 as of January 1, 2018, and the adoption did not have a material impact on the consolidated financial statements or financial statement disclosures.

Recently Issued Accounting Standards

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the potential impact that the adoption of ASU 2019-12 may have on the Company’s consolidated financial statements and financial statement disclosures.

(3) Fair Value Measurements

The following tables present information about the Company’s financial assets measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values as of December 31, 2018 and 2019 (in thousands):

DESCRIPTION	DECEMBER 31, 2018	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 3)
Asset
Money market funds	$29,035	$29,035	$—	$—

Total financial assets	$29,035	$29,035	$—	$—

DESCRIPTION	DECEMBER 31, 2019	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 3)
Asset
Money market funds	$80,902	$80,902	$—	$—

Total financial assets	$80,902	$80,902	$—	$—

There have been no transfers between fair value levels during the years ended December 31, 2018 and 2019.

(4) Property and Equipment

Property and equipment consisted of the following (in thousands):

	DECEMBER 31,
	2018	2019
Laboratory equipment	$6,239	$6,766
Computer equipment	167	167
Furniture and fixtures	730	797
Office equipment	151	167
Leasehold improvements	—	520

Total	7,287	8,417

Less: accumulated depreciation	(2,499)	(3,954)

Property and equipment, net	$4,788	$4,463

Total depreciation and amortization for the years ended December 31, 2018 and 2019 was $1.3 million and $1.6 million, respectively. Of the $1.3 million for the year ended December 31, 2018, $1.2 million was recorded in research and development expenses and $35,000 was recorded in general and administrative expenses. Of the $1.6 million for the year ended December 31, 2019, $1.5 million was recorded in research and development expenses and $46,000 was recorded in general and administrative expenses.

(5) Leases

In January 2016, the Company entered into a lease of office and laboratory space for its headquarters at 675 West Kendall Street in Cambridge, Massachusetts (the “Cambridge Lease”). The Cambridge Lease commenced in January 2016 and expired in April 2018. Operating lease costs were $1.5 million for the year ended December 31, 2018.

In July 2017, the Company entered into a lease of office and laboratory space for its headquarters at 490 Arsenal Way in Watertown, Massachusetts (the “Watertown Lease”). The Watertown Lease commenced in April 2018 with rent commencing in May 2018, and the Company recognized operating lease costs of $1.8 million and $2.6 million for the years ended December 31, 2018 and December 31, 2019, respectively.

During 2018, the Company incurred construction costs for the Watertown Lease of $1.0 million through April 2018 that were recorded as prepaid rent, resulting in a balance of $1.5 million total construction costs funded by the Company, for which it is not deemed the accounting owner. Upon the commencement of the Watertown Lease in April 2018, the Company recorded a lease liability of $15.1 million, which is representative of the remaining discounted lease payments. Of the $15.1 million lease liability, $0.8 million was classified as an operating lease liability, current and $14.3 million was classified as operating lease liability, net of current, respectively. In addition, $16.7 million was recorded as a right-of-use asset on the Company’s consolidated balance sheet, inclusive of the construction costs funded by the Company of $1.5 million that was reclassified from prepaid rent to the right-of-use asset.

The Watertown Lease has a non-cancelable term of ten years with an option to extend for one additional five-year period. As the Company does not deem the exercise of this option to be reasonably certain, it is not included in the measurement of the lease liability. The fixed annual rent payable under the Watertown Lease is $2.1 million, with rent escalations throughout the term. The Company is responsible for paying its pro rata share of costs incurred for common area maintenance, real estate taxes and property insurance related to the leased space. Using the relevant assumptions at the commencement date, the Company has concluded the lease classification to be operating. The total rent payments to be paid over the non-cancelable term of the Watertown Lease is $24.1 million. The Company incurred $1.3 million and $0.5 million for the years ended December 31, 2018 and 2019, respectively, for leasehold improvements to be paid for by the Company. The lease agreement required the Company to provide collateral in the amount of $2.6 million, which is recorded as restricted cash on the accompanying consolidated balance sheets.

As of December 31, 2018, assets under the Watertown Lease classified as right-of-use assets on the Company’s consolidated balance sheet were $15.6 million. Liabilities under the Watertown Lease were $14.5 million, of which $0.7 million were classified as operating lease liability, current, and $13.7 million were classified as operating lease liability, net of current, on the Company’s consolidated balance sheet.

As of December 31, 2019, assets under the Watertown Lease classified as right-of-use assets on the Company’s consolidated balance sheet were $14.5 million, net of accumulated amortization. Liabilities under the Watertown Lease were $13.7 million, of which $0.9 million were classified as operating lease liability, current, and $12.9 million were classified as operating lease liability, net of current, on the Company’s consolidated balance sheet.

Additionally, the Company recorded right-of-use amortization of $2.3 million and $1.1 million for the years ending December 31, 2018 and 2019, respectively.

The elements of lease costs were as follows (in thousands):

	YEAR ENDED DECEMBER 31,
	2018	2019
Lease cost:
Operating lease cost	$3,367	$2,550
Variable lease cost	463	1,020

Total lease cost	$3,830	$3,570

Other information:
Operating cash flows for operating liabilities	$3,148	$2,141
Operating lease liabilities arising from obtaining right-of-use assets	$16,573	$—
Weighted average remaining lease term	9.3 years	8.3 years
Weighted average discount rate	10%	10%

Future lease payments under non-cancelable leases as of December 31, 2019 were (in thousands):

FUTURE OPERATING LEASE PAYMENTS
2020	$2,206
2021	2,272
2022	2,340
2023	2,410
2024	2,483
Thereafter	8,833

Total lease payments	20,544
Less imputed interest	(6,795)

Total operating lease liabilities at December 31, 2019	$13,749

(6) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of December 31, 2018 and 2019 (in thousands):

	DECEMBER 31,
	2018	2019
Accrued compensation and benefits	$1,691	$3,048
Accrued professional fees	541	728
Accrued research and development	336	2,615
Other	384	280

Total accrued expenses and other current liabilities	$2,952	$6,671

(7) Collaboration and License Agreements

The following table summarizes the balance sheet and income statement impact of the collaboration and license agreements on the Company’s consolidated balance sheets and consolidated statement of operations and comprehensive loss as of and for the year ended December 31, 2018 and 2019:

Financial information related to the collaboration and license agreements consisted of the following as of and for the years ended December 31, 2018 and 2019 (in thousands):

	YEAR ENDED DECEMBER 31, 2018
	ACCOUNTS RECEIVABLE	COLLABORATION REVENUE	DEFERRED REVENUE, CURRENT	DEFERRED REVENUE, NET OF CURRENT	DEFERRED REVENUE, TOTAL
Original Roche Agreement	$—	$9,112	$—	$—	$—
Restated Roche Agreement	40,000	—	6,409	39,949	46,358
Biogen License Agreement	45,000	—	10,000	35,000	45,000
Calico License Agreement	1,438	10,252	2,400	2,900	5,300

	$86,438	$19,364	$18,809	$77,849	$96,658

	YEAR ENDED DECEMBER 31, 2019
Description	ACCOUNTS RECEIVABLE	COLLABORATION REVENUE	DEFERRED REVENUE, CURRENT	DEFERRED REVENUE, NET OF CURRENT	DEFERRED REVENUE, TOTAL
Restated Roche Agreement	$—	$6,409	$12,164	$32,784	$44,948
Biogen License Agreement	—	2,432	6,141	36,934	43,075
Calico License Agreement	4,348	12,540	2,400	3,000	5,400

	$4,348	$21,381	$20,705	$72,718	$93,423

Roche Collaboration and License Agreement

Original Roche Agreement Structure

In March 2016, the Company entered into a license agreement (the “Original Roche Agreement”) with Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (“Roche”). Pursuant to the terms of the Original Roche Agreement, the Company and Roche agreed to collaborate on research activities to develop novel treatments in the field of targeted protein degradation (“TPD”) using the Company’s degrader technology. Under the terms of the Original Roche Agreement, the Company initially developed TPD therapeutics that utilize degrader technology for up to ten target proteins until the earlier of the exercise of the option right or termination for the last available target. On a target-by target basis, after successful completion of a defined preclinical development phase, Roche had an exclusive option to pursue further clinical development and commercialization.

In exchange for a $15.0 million nonrefundable upfront payment and additional fees for dedicated personnel, the Company performed initial research and development services for drug discovery and preclinical development, provided a non-exclusive research and development license to its technology and participated on the joint research committee (the “Roche JRC”). For each target option exercised by Roche, the Company was eligible to receive up to $277.0 million in research, development and commercial milestone payments, with the commercial milestones being dependent on underlying net sales. Roche was also required to pay the Company up to $150.0 million in one-time sales-based payments for the first product to achieve certain levels of net sales. In addition, Roche was required to pay the Company royalties, at percentages from the mid-single digits to the low double-digits, on a licensed product-by licensed product basis, on worldwide net product sales. The research and development was to be performed by the Company over an estimated period of approximately 42 months per target according to the research plan. Roche also reimbursed the Company for up to five full-time equivalents (“FTEs”) (“FTE Funding”) per target unless otherwise agreed upon by the Roche JRC.

Restated Roche Agreement Structure

On December 22, 2018, the Company and Roche executed the Amended and Restated Roche License Agreement (the “Restated Roche Agreement”). Under the Restated Roche Agreement, the Company has a more active role in the manufacturing and commercialization of the targets, whereby if certain co-development and co-detailing rights are opted into by the Company, the parties will split future development costs in return for the rights to a larger share of future earnings from commercialization of the target. The target structure was revised to six potential targets, three of which were nominated as of the execution of the Restated Roche Agreement and represent continuations of the initial preclinical research and development efforts begun under the Original Roche Agreement and three additional targets that were not nominated as of the execution of the Restated Roche Agreement. Roche maintained its option rights to license and commercialize these six targets. For certain targets, Roche is required to pay the Company fees of $2.0 million and $3.0 million upon the progression of targets to the lead series identification achievement and good laboratory practice (“GLP”) toxicology (“Tox”) study phase, respectively. For each target option exercised by Roche, the Company is eligible to receive up to $275.0 million in research and development milestones per target and commercial milestone payments, with the commercial milestones being dependent on underlying net sales. Roche is also required to pay the Company up to $150.0 million per target in one-time sales-based payments if the target achieves certain levels of net sales. In addition, Roche is required to pay the Company royalties, at percentages from the mid-single digits to the low double-digits, on a licensed product-by licensed product basis, on worldwide net product sales.

Under the Restated Roche Agreement:

∎	the Company received additional upfront consideration of $40.0 million from Roche;

∎

the Company has an option for co-development and co-detailing rights, whereby it would be required to provide additional financial support in return for the rights to a larger share of future earnings from commercializing one or more of the six targets;

∎	Roche will no longer provide FTE reimbursement; rather, it will make annual research plan payments of $1.0 million for each active research plan; and

∎

Adjustments were made to the option exercise fees, whereby certain targets now have option exercise fees of $7.0 million to $12.0 million (those progressed up to or through the GLP Tox studies, respectively) and others have $20.0 million (those progressed through clinical trials).

The collaboration is managed by a joint research committee. The Company has control over the committee and may terminate the Restated Roche Agreement on a target-by-target or product-by-product basis under several scenarios, upon at least 90 days’ prior written notice.

Restated Roche Agreement Accounting

The Restated Roche Agreement is a modification of the Original Roche Agreement under ASC 606 as both the scope and price of the contract were changed under the Restated Roche Agreement and new, distinct performance obligations were created for targets that have different standalone selling prices based on the Company’s revised obligations. The Restated Roche Agreement was not determined to be a separate contract for accounting purposes. The modification was accounted for as if it were a termination of the existing contract and the creation of a new contract, for which the unrecognized consideration from the Original Roche Agreement is added to the new transaction price promised as part of the Restated Roche Agreement and will be recognized as revenue prospectively, as the new performance obligations are satisfied. The Company made this determination after considering the performance obligations under the Restated Roche Agreement. When the amendment was signed, the contract was restructured such that the Company would pursue some of the same targets, but would have additional material responsibility to potentially develop the targets beyond the option exercise point, to either completion or to a point where the Company will exercise its co-development and co-detailing options and more fully share in the costs and future revenues. The $40.0 million upfront payment, $13.5 million of expected research plan funding payments, plus $6.4 million of remaining deferred revenue from the Original Roche Agreement represent the transaction price as of the outset of the arrangement.

The Company assessed this arrangement in accordance with ASC 606 and concluded that the contract counterparty, Roche, is a customer. The Company identified the following promises at the outset of the Restated Roche Agreement: (1) a non-exclusive royalty-free license to use the Company’s intellectual property to conduct research and development activities; (2) research and development services under the research plan for the three initial targets; (3) participation on the Roche JRC; (4) option rights to initiate a research plan for three additional targets; (5) an option to obtain a non-exclusive commercial license to intellectual property and know-how generated from the collaboration, subject to certain exclusivity requirements; (6) option rights to develop, commercialize and manufacture products related to any of the six targets; and (7) rights for Roche to substitute targets prior to completion of a research plan, limited to six exchanges in total across the arrangement and subject to approval by the Roche JRC. The Roche JRC has equal representation from both parties, but the Company holds final decision-making authority in the event of a disagreement until the time at which Roche licenses a target and leads development efforts.

The six potential targets were determined to be distinct from one another, as Roche can derive benefit from each target independent of the others. For each target, the Company determined that the research and development license and research and development services were not distinct from one another, because the research and development services are essential to the license. Roche would receive little to no economic benefit from the license if it did not obtain the research services. Participation on the Roche JRC to oversee the research and development activities and the technology transfer associated with the Original Roche Agreement were determined to be quantitatively and qualitatively immaterial. The Company evaluated Roche’s option rights to initiate a research plan for three additional targets as well as the option rights to license and commercialize each target to determine whether they provide Roche with any material rights. The Company concluded that each of the options were issued with an option exercise fee that represented a significant and incremental discount and therefore provide material rights for six of the six targets—three material rights from the option to license the three initial targets at the end of their research terms and three material rights from the option to initiate a research plan for the three additional targets along with the option to license such at the end of their research terms. The consideration allocated to the option rights to initiate the three additional targets is deferred until the underlying option is exercised, at which point the Company will begin recognizing revenue for these targets. The non-exclusive, limited commercial license to the intellectual property and know-how generated from the collaboration was determined to be immaterial and, as such, no consideration was allocated to it.

Based on these assessments, the Company identified twelve performance obligations, including three research services performance obligations, six material rights for the options to purchase a commercial license for six targets and three material rights for the option to initiate research services for the uninitiated three targets as of the outset of the arrangement. The first three performance obligations primarily comprise: (1) the non-exclusive research and development license and (2) the research and development services for the target, including the related substitution rights.

The Company included the $40.0 million upfront payment, $13.5 million of expected research plan funding payments ($1.0 million per active target per year, for a maximum of $3.0 million per target), and $6.4 million of remaining deferred revenue from the Original Roche Agreement in the transaction price as of the outset of the arrangement. The Company also achieved a milestone for the identification of lead series for target 2 in April 2019, resulting in a milestone payment of $2.0 million, which was added to the transaction price and recognized cumulatively. The transaction price of $61.9 million was allocated to the performance obligations based on the estimated stand-alone selling prices at the time of the amendment. For each performance obligation, the stand-alone selling price was determined considering the expected cost of the research and development services and a reasonable margin for the respective services. The material rights from the option rights were valued based on the estimated discount at which the option is priced and the Company’s estimated probability of the options’ exercise as of the time of the amendment.

The Company allocated the following amounts of the total transaction price to the performance obligations as of the amendment date, including the $2.0 million milestone achieved in April 2019:

∎	$29.0 million to the research and development performance obligations for targets 1-3; and

∎

$4.1 million to the three material rights, related to the three targets initiated at the outset of the Restated Roche Agreement, which will not begin revenue recognition until the option is exercised or expires.

∎	$28.8 million to the option to nominate targets 4-6 and the three material rights related to these options.

The Company will recognize the portion of the transaction price allocated to each of the research and development performance obligations as the research and development services are provided, using an input method, according to costs incurred as related to the research and development activities for each individual program and the costs expected to be incurred in the future to satisfy that individual performance obligation. The transfer of control occurs over this time period and, in management’s judgment, is the best measure of progress towards satisfying the performance obligation.

Amounts due to the Company that have not yet been received are recorded as accounts receivable and amounts received that have not yet been recognized as revenue are recorded in deferred revenue on the Company’s consolidated balance sheet.

Biogen Collaboration Research and License Agreement

In December 2018, the Company entered into a collaboration research and license agreement (the “Biogen License Agreement”) with Biogen MA, Inc. (“Biogen”). Pursuant to the terms of the Biogen License Agreement, the Company and Biogen agreed to collaborate on research activities to develop novel treatments in the field of TPD using the Company’s degrader technology. Under the terms of the Biogen License Agreement, the Company will initially develop TPD therapeutics that utilize degrader technology for up to five target proteins over a period of 54 months. On a target-by-target basis, after successful completion of a defined target evaluation period, Biogen assumes full rights and responsibility to each degrader to meet certain criteria against a target. Biogen also has the option to pay an additional $62.5 million to extend the contract and select up to five additional targets for development.

In exchange for the non-exclusive research license from Biogen as well as a $45.0 million nonrefundable upfront payment, the Company will grant a license to develop, commercialize and manufacture products related to each of the targets (which is contingent on not cancelling the contract), will perform initial research services for drug discovery, provide a non-exclusive research and commercial license to its intellectual property and will participate on the joint steering committee (the “Biogen JSC”). The Company will also be obligated to participate in early research activities for other potential targets (“Sandbox Activities”) at Biogen’s election up to a maximum amount; any work performed for these services will be reimbursed by Biogen, and Biogen will reimburse the Company for certain FTE costs. Biogen is also required to pay the Company up to $35.0 million per target in development milestones and $26.0 million per target in one-time sales-based payments for the first product to achieve certain levels of net sales. In addition, Biogen is required to pay the Company royalties on a licensed product-by-licensed product basis, on worldwide net product sales.

The collaboration is managed by the Biogen JSC, which Biogen has control over, and Biogen may terminate the Biogen License Agreement on a target-by-target or product-by-product basis under several scenarios, upon at least 90 days’ prior written notice.

The nonrefundable upfront cash payment of $45.0 million is not creditable against any of the target development milestone fees. The research will be performed by the Company over 54 months according to the research plan approved by the Biogen JSC.

Biogen License Agreement Accounting

The Company assessed this arrangement in accordance with ASC 606 and concluded that the contract counterparty, Biogen, is a customer. The Company identified the following promises under the arrangement: (1) a non-exclusive, royalty-free license to use the Company’s intellectual property to conduct research activities; (2) an upfront license to develop, commercialize and manufacture products related to each of the targets (which is contingent on not cancelling the contract); (3) research services for preclinical activities under the research plan; (4) participation on the Biogen JSC; and (5) substitution rights for Biogen via “sandbox activities” to replace targets prior to a program reaching completion of a research plan, limited to five exchanges in total. Substitution is dependent on the original target failing to meet certain criteria; Biogen may only replace a target in this specific scenario. The Company also determined that Biogen’s ability to terminate the Agreement at-will with 90 days’ notice is not representative of a substantive purchase option to continue to the research and does not provide a material right in the form of a continuous renewal option.

The Company determined that the licenses and research activities were not distinct from one another, as the licenses have limited value without the performance of the research activities by the Company. Participation on the Biogen JSC to oversee the research activities and the technology transfer associated with the Biogen License Agreement were determined to be quantitatively and qualitatively immaterial and therefore are excluded from performance obligations.

Based on these assessments, the Company identified one performance obligation at the outset of the Biogen License Agreement, representing a combined performance obligation consisting of (1) the licenses, (2) the research activities for the target evaluation phase for all five targets and (3) the joint research plan phase for each target.

The Company will recognize the transaction price as the research and development services are provided, using an input method, according to costs incurred as related to the research and development activities for the costs expected to be incurred in the future to satisfy that individual performance obligation. The transfer of control occurs over this time period and, in management’s judgment, is the best measure of progress towards satisfying the performance obligation.

Biogen also has the option to fund “sandbox activities” in exchange for consideration, whereby the Company will perform discovery-type research at Biogen’s election to develop other potential targets that may be used as replacement targets for the initially nominated targets or two additional targets under the Biogen Agreement. Revenues earned under this option, if initiated, will be recognized as services are performed and are not included in the transaction price. Sandbox research activities will be reimbursed on an FTE basis at market rates, which is adjusted for changes in the “Consumer Price Index” each year. The sandbox activities constitute additional research that can be purchased on an a la carte basis at an amount consistent with standalone selling price. The Company recognizes revenue as the services performed for the sandbox activities are performed, and recognized $0 and $0.5 million of revenue for the years ended December 31, 2018 and 2019, respectively, related to the sandbox activities.

The Company recognizes FTE reimbursement related to sandbox activities as revenue as the hours are incurred each quarter. Amounts due to the Company that have not yet been received are recorded as accounts receivable and amounts received that have not yet been recognized as revenue are recorded in deferred revenue on the Company’s consolidated balance sheet.

Calico Collaboration and License Agreement

In March 2017, the Company entered into a collaboration and license agreement (the “Calico License Agreement”) with Calico Life Sciences LLC (“Calico”) whereby the Company and Calico agreed to collaborate to develop and commercialize small molecule protein degraders for diseases of aging, including cancer for a five-year period ending in March 2022 (the “research term”).

Under the terms of the Calico License Agreement, the Company will initially develop and commercialize small molecule protein degraders for up to five target proteins over the research term. On a target-by-target basis, after successful completion of a defined target evaluation period, Calico has an exclusive option to pursue further pre-clinical development and commercialization via a joint research plan for each target.

Under the Calico License Agreement, Calico paid an upfront amount of $5.0 million and certain annual payments totaling $5.0 million through June 30, 2020, and pays target initiation fees and reimburse the Company for a number of FTEs, depending on the stage of the research, at specified market rates. Upon completion of the required discovery research and development services on any target, Calico is entitled to pursue commercial development of that target. The Company will perform initial research services for drug discovery and preclinical development, provide a non-exclusive research and commercial license to its IP and will participate on the Calico joint research committee (the “CJRC”). For each target, the Company is eligible to receive up to $132.0 million in potential research, development and commercial milestone payments, on sales of all products resulting from the collaboration efforts. Calico is also required to pay the Company up to $65.0 million in one-time sales-based payments for the first product to achieve certain levels of net sales. In addition, Calico is required to pay the Company royalties, at percentages in the mid-single digits, on a licensed product-by-licensed product basis, on worldwide net product sales.

The Calico License Agreement is managed by a joint research committee (the “CJRC”). Calico has control over the CJRC and may terminate the Calico License Agreement on a target-by-target or product-by-product basis under several scenarios, upon prior written notice.

The nonrefundable upfront and certain annual payments are not creditable against any other payments. Calico will reimburse the Company for a contractually defined number of FTEs (“Calico FTE Funding”) per target depending on the phase of development, unless otherwise agreed upon by the CJRC. The research will be performed by the Company over the research term in accordance with the research plan. For the years ended December 31, 2018 and 2019, the Company received $0.0 and $2.0 million in cash consideration for milestone revenue, respectively and no additional consideration in the form of cash received for target initiation fees. The Company recorded an accounts receivable of $1.0 million for additional target initiation fees in 2019, and received payment in 2020.

Calico License Agreement Accounting

The Company assessed this arrangement in accordance with ASC 606 and concluded that the contract counterparty, Calico, is a customer. The Company identified the following promises under the arrangement: (1) the non-exclusive, royalty-free research license and commercial license, which function for purposes of the arrangement as a license and are therefore analyzed together; (2) the target evaluation research services for all five targets; (3) the joint research plan research services related to targets 1 and 2, which were nominated at the execution of the Calico License Agreement; (4) the target initiation rights/options associated with targets 3, 4 and 5, subject to nomination; and (5) the joint research plan services associated with targets 3, 4 and 5, subject to nomination and payment of the target initiation fees from (4). The Company determined that the license and research activities were not distinct from one another, as the license has limited value without the performance of the research activities by the Company. Participation on the CJRC to oversee the R&D activities and the technology transfer associated with the Calico License Agreement were determined to be quantitatively and qualitatively immaterial and therefore are excluded from performance obligations. The Company determined that the option rights to nominate the targets were not distinct from one another or from the other promises in the arrangement, specifically the research license and research services. The Company evaluated the target initiation rights for targets 3, 4 and 5 and the research services associated with the joint research plan nomination for these targets to determine whether they provide Calico with any material rights. The Company concluded that these options were not issued at a significant and incremental discount and therefore do not provide material rights.

Based on these assessments, the Company identified one performance obligation at the outset of the Calico License Agreement, which consists of: (1) the non-exclusive license and (2) the research activities for the target evaluation phase for all five targets and the joint research plan phase for targets 1 and 2.

Under the Calico License Agreement, the transaction price determined by the Company is the upfront amount plus the committed anniversary payments and the target initiation fees related to the targets nominated at the execution of the Calico License Agreement. Based on the ability of Calico to cancel the arrangement for any reason, Calico effectively has an option for continued access to the Company’s research license and procurement of research services that they can cancel at any time. Under the Calico License Agreement, the Company amortized the upfront fee received on a straight-line basis over the period services are available to the counterparty (i.e. the contractual term of five years). Straight-line amortization of the upfront payment was considered the best measure of progress because the customer has access to research and development services throughout the period. Incremental fees for research and development services are paid at agreed upon FTE rates and recognized in the period incurred.

Amounts due to the Company that have not yet been received are recorded as accounts receivable and amounts received that have not yet been recognized as revenue are recorded in deferred revenue on the Company’s consolidated balance sheet.

Dana Farber License Agreements

On December 15, 2015, the Company entered into a License Agreement (the “DFCI License Agreement”) with Dana-Farber Cancer Institute, Inc. (DFCI), through which the Company obtained an exclusive, royalty-bearing license to DFCI’s rights to use certain technology to develop licensed products. Pursuant to the DFCI License Agreement and subsequent First and Second Amendments, the Company is responsible for royalty payments associated with commercialization of the products and annual maintenance fees.

Simultaneously with the entry into the DFCI License Agreement, the Company issued 7,620,000 shares of the Company’s common stock at the fair value of the stock of $0.25 per share, or $1.9 million.

On October 4, 2016, the Company entered into another license agreement with DFCI (the “DFCI Second License Agreement”), through which the Company obtained an exclusive, royalty-bearing license to DFCI’s rights to use certain technology to develop licensed product. The Company paid DFCI a license fee of $0.1 million and reimbursed DFCI $18,000 for patent costs related to the DFCI Second License Agreement. Pursuant to the DFCI Second License Agreement, the Company is responsible for royalty payments associated with commercialization of the products and annual maintenance fees.

The Company made payments under the DFCI Second License Agreement of less than $0.1 million for each of the years ended December 31, 2018 and 2019. The Company terminated the DFCI License Agreement in February 2020 and has no additional payments due under the agreement as of December 31, 2019.

(8) Stockholder’s Equity

Common Stock

On November 19, 2015, the Company issued 3,240,000 shares of restricted stock to certain of its founders for $0.0001 per share for net proceeds of less than $1,000. On December 16, 2015, the Company issued 7,620,000 shares of restricted common stock to DFCI in conjunction with the DFCI License Agreement (see Note 7). The fair value of the equity instrument issued was the most reliably measurable fair value of the transaction and the Company recorded the 7,620,000 shares in equity at fair value, or $1.9 million. The founders’ common stock vest quarterly over three years (see Note 9) and DFCI’s common stock were fully vested at the time of issuance.

Features of the Common Stock

The common stock has a par value of $0.000125, and the holders of common stock are entitled to one vote for each share held at all meetings of stockholders and written actions in lieu of meetings provided. All dividends shall be declared and paid pro rata according to the number of shares held by each member. In the event of a liquidation, dissolution or winding up of the Company, the common stock ranks behind the Preferred Stock in terms of distribution of assets. The holders of the common stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such stock.

Preferred Stock

The following represents the Preferred Stock transactions of the Company from January 1, 2018 through December 31, 2019. On December 31, 2018, the Company issued 900,900 shares of its Series A Preferred Stock to an investor at $2.22 per share for total gross proceeds of $2.0 million.

As of December 31, 2018 and 2019, Preferred Stock consisted of the following (in thousands, except share data):

	DECEMBER 31, 2018
	PREFERRED STOCK AUTHORIZED	PREFERRED STOCK ISSUED AND OUTSTANDING	CARRYING VALUE	LIQUIDATION VALUE	COMMON STOCK ISSUABLE UPON CONVERSION
Series Seed Preferred Stock	4,000,000	4,000,000	$1,000	$1,000	4,000,000
Series A Preferred Stock	110,000,000	109,145,900	109,995	109,995	109,145,900
FF Preferred Stock	32,760,000	—	—	—	—

	146,760,000	113,145,900	$110,995	$110,995	113,145,900

	DECEMBER 31, 2019
	PREFERRED STOCK AUTHORIZED	PREFERRED STOCK ISSUED AND OUTSTANDING	CARRYING VALUE	LIQUIDATION VALUE	COMMON STOCK ISSUABLE UPON CONVERSION
Series Seed Preferred Stock	4,000,000	4,000,000	$1,000	$1,000	4,000,000
Series A Preferred Stock	110,000,000	109,145,900	109,995	109,995	109,145,900
FF Preferred Stock	32,760,000	—	—	—	—

	146,760,000	113,145,900	$110,995	$110,995	113,145,900

The following is a summary of the rights and privileges of the Preferred Stockholders as of December 31, 2018 and 2019:

Conversion

All series of Preferred Stock are convertible at any time at the option of the holder and mandatorily convertible upon a qualified initial public offering into common stock on a one-to-one basis.

Voting

All series of Preferred Stock have voting rights that are one-for-one with common stock, as if they were converted into common stock.

Redemption

The Preferred Stock is not redeemable except in the event of a liquidation. The Series Seed Preferred Stock and Series A Preferred Stock receive liquidation payments at their respective issuance prices in preference to the common stock. Because the Series A Preferred Stock and Series Seed Preferred Stock are only mandatorily redeemable upon the occurrence of a liquidation event and the preferred stockholders have control of the Company’s board of directors, they are classified in the mezzanine section of the balance sheet.

Dividends

The Series A Preferred Stock has dividend preference over all other common and Preferred Stock. The Series Seed Preferred Stock is eligible to receive dividends on a pro rata as-converted basis in proportion to the number of shares of common stock that would be held upon conversion to common stock. The Series A Preferred Stock accrues dividends at a rate of $0.08 per annum, payable only if and when declared by the Company’s board of directors.

(9) Stock-based Compensation

On December 28, 2015, the Company’s board of directors adopted the 2015 Incentive Stock Option and Grant Plan (the “2015 Plan”) and reserved 21,297,353 shares of common stock for issuance under this plan. As of December 31, 2019, 9,968,209 shares remain available for future grant.

The 2015 Plan authorizes the board of directors or a committee of the board to grant incentive stock options, nonqualified stock options and restricted stock awards to eligible employees, outside directors and consultants of the Company. Options generally vest over a period of five or eight years with a cliff vesting at one year and quarterly vesting thereafter and options that lapse or are forfeited are available to be granted again. The contractual life of all options is ten years from the date of grant.

In connection with the issuance of stock options, the Company recorded stock-based compensation expense of $0.4 million and $1.6 million in the years ended December 31, 2018 and 2019, respectively. In connection with the issuance of restricted stock, the Company recorded share-based compensation expense of $0.2 million for the year ended December 31, 2018. As the restricted stock was fully vested as of December 31, 2018, the Company did not record stock-based compensation expense related to restricted stock during the year ended December 31, 2019.

Stock-based compensation expense for the year ended December 31, 2018 and 2019 was classified in the consolidated statement of operations and comprehensive loss as follows (in thousands):

	YEAR ENDED DECEMBER 31,
	2018	2019
Research and development	$159	$395
General and administrative	423	1,247

Total stock-based compensation expense	$582	$1,642

Stock option activity under the 2015 Plan is summarized as follows:

	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM (IN YEARS)	AGGREGATE INTRINSIC VALUE
Outstanding as of December 31, 2017	11,111,708	$0.29	8.75
Granted	1,779,000	0.47
Exercised	(380,186)	0.26		$118,726
Cancelled or forfeited	(1,065,525)	0.39

Outstanding as of December 31, 2018	11,444,997	0.32	8.00	$5,187,553
Granted	9,032,859	0.77
Exercised	(791,187)	0.35		$337,222
Expired	(42,500)	0.25
Cancelled or forfeited	(154,801)	0.46

Outstanding as of December 31, 2019	19,489,368	0.52	8.11	$4,801,387

Options exercisable as of December 31, 2018	3,484,371	0.27	7.61	$1,740,528
Options exercisable as of December 31, 2019	6,184,790	0.85	7.41	$2,274,980

As of December 31, 2019, the unrecognized compensation cost related to outstanding options was $4.2 million, expected to be recognized over a weighted average period of approximately three years. The aggregate fair value of options that vested during the years ended December 31, 2018 and 2019 was $0.3 million and $1.1 million, respectively.

For the years ended December 31, 2018 and 2019, the weighted average grant date fair value for options granted was $0.28 and $0.49, respectively.

The assumptions used in the Black-Scholes option pricing model to determine the fair value of stock options granted to employees during the years ended December 31, 2018 and 2019 were as follows:

	YEAR ENDED DECEMBER 31,
	2018	2019
Expected option life (years)	6.35	6.35
Risk-free interest rate	2.75% - 2.98%	1.71% - 2.36%
Expected volatility	58.9% -61.9%	65.5% - 76.8%
Expected dividend yield	0.00%	0.00%
Exercise price	$0.44 -$0.58	$0.77 - $0.79
Fair value of ordinary shares	$0.26 -$0.35	$0.48 - $0.54

All restricted stock units issued to-date were vested as of December 31, 2018, 810,000 of which vested in 2018 and had a weighted-average grant date fair value of $0.25. There was $0.2 million recognized for restricted stock units for the year ending December 31, 2018.

(10) Income Taxes

Income tax expense consists of the following (in thousands):

	DECEMBER 31,
	2018	2019
Current tax provision:
Current federal provision	$—	$669
Current state provision	9	135

Total current provision	9	804
Deferred tax provision:
Deferred federal provision	—	—
Deferred state provision	—	—

Total tax provision	$9	$804

(a) Tax Rate Reconciliation

A reconciliation of income tax expense/(benefit) computed at the statutory federal rate to income taxes as reflected in the consolidated financial statements is as follows:

	YEAR ENDED DECEMBER 31,
	2018	2019
Pre-tax book income	21.0%	21.0%
Stock-based compensation	(0.4)	(0.4)
State tax—net of federal	6.9	6.6
State credits	1.7	0.6
Federal credits	2.7	1.1
Valuation allowance	(34.1)	(32.1)
Rate change	1.0	(0.1)
Other permanent differences	1.2	0.9

	0%	(2.4)%

(b) Significant Components of Deferred Taxes

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (b) operating losses and tax credit carryforwards. Significant components of the Company’s net deferred tax assets are as follows (in thousands):

	DECEMBER 31,
	2018	2019
Deferred tax assets:
Capitalized start-up costs	$1,331	$1,151
Operating lease liability	4,101	3,821
Accrued expenses	27	—
Stock-based compensation	268	542
Net operating losses	10,301	575
R&D and investment tax credits	2,985	441
Deferred revenue	2,593	25,271

Total deferred tax asset	21,606	31,801

Valuation allowance	(16,387)	(27,058)

Net deferred tax assets	5,219	4,743

Deferred tax liabilities:
Right-of-use asset	(4,416)	(4,017)
Fixed assets	(803)	(726)

Total deferred tax liability	(5,219)	(4,743)

Net deferred tax assets	$—	$—

The Company has evaluated the positive and negative evidence bearing upon the realizability of the deferred tax assets. As of December 31, 2018, and December 31, 2019, based on the Company’s historical operating losses, the Company has concluded that it is more-likely-than-not that the benefit of its deferred tax assets will not be realized. Accordingly, the Company has provided a full valuation allowance for the deferred tax assets as of December 31, 2018 and December 31, 2019. The valuation allowance for deferred tax assets as of December 31, 2018 and 2019 was $16.4 million and $27.1 million, respectively. The net valuation allowance increase of $10.7 million during the year ended December 31, 2019 was primarily due to the decrease in net operating loss and tax credits carryforward and an increase in deferred revenue recognized during the year.

Under the provisions of the Internal Revenue Code (“IRC), the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the IRC, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed various financings since its inception which may have resulted in a change in control as defined by Sections 382 and 383 of the IRC, and it may complete future financings that could result in a change in control in the future. In 2020, the Company completed a study of ownership changes from inception through May 31, 2020, to assess whether an ownership change has occurred or whether there have been multiple ownership changes since its formation. The result of this study indicated that the Company experienced ownership changes as defined by IRS Section 382 of the Code, however there are no net operating loss carryforwards that will be limited and expire unused as a result of such ownership changes.

As of December 31, 2019, the Company has no gross federal net operating loss carryforwards.

As of December 31, 2019, the Company has total gross state net operating loss carryforwards of $8.2 million which may be available to offset future income tax liabilities that will begin to expire in 2038.

At December 31, 2019, the Company has research credit carryforwards of $0.4 million and $0.1 million for federal and state income tax purposes, respectively, which are available to offset future federal and state income tax expense, if any, at various dates through 2039.

The Company will recognize interest and/or penalties related to uncertain tax benefits in income tax expense as they arise. As of December 31, 2018 and 2019, the Company had no accrued interest or penalties related to uncertain tax benefits.

The Company files income tax returns in the United States, California, Massachusetts and Maryland. The federal and state income tax returns are generally subject to tax examinations for the tax years ended December 31, 2015 through December 31, 2019. To the extent that the Company has tax attribute carryforwards, the tax years in which the attributes were generated may still be adjusted upon examination by the Internal Revenue Services or State tax authorities to the extent utilized in a future period. The Company is not currently under examination by any tax authorities

The Coronavirus Aid, Relief and Economic Security (CARES) Act was enacted on March 27, 2020. The CARES Act is an approximately $2 trillion emergency economic stimulus package in response to the Coronavirus outbreak, which among other things contains numerous income tax provisions. Some of these tax provisions are expected to be effective retroactively for years ending before the date of enactment. The Company is currently evaluating the impact of the CARES Act on its consolidated financial position, results of operations and cash flow, but does not expect the impact to be material.

(11) Loss Per Share

Basic and diluted loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average common shares outstanding (in thousands, except share and per share data):

	YEAR ENDED DECEMBER 31,
	2018	2019
Numerator:
Net loss	$(15,711)	$(34,099)
Accrual of preferred stock dividends	(8,396)	(8,468)

Net loss attributable to common stockholders—basic and diluted	$(24,107)	$(42,567)

Denominator:
Weighted-average common stock outstanding—basic and diluted	10,905,492	11,603,366

Net loss per share attributable to common stockholders—basic and diluted	$(2.21)	$(3.67)

The Company’s potentially dilutive securities, which include Preferred Stock and stock options, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following from the computation of diluted net loss per share attributable to common stockholders as of December 31, 2018 and 2019 because including them would have had an anti-dilutive effect:

	DECEMBER 31,
	2018	2019
Series Seed Preferred Stock	4,000,000	4,000,000
Series A Preferred Stock	109,145,900	109,145,900
Options to purchase common stock	11,444,997	19,489,368

	124,590,897	132,635,268

Unaudited Pro Forma Net Loss Per Share

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2019 has been prepared to give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock upon the closing of the proposed initial public offering into 113,145,900 shares of common stock as if the conversion had occurred on the later of January 1, 2019 or the issuance of the redeemable convertible preferred stock. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders does not include the effects of Preferred Stock dividends because the calculation gives effect to the automatic conversion of all shares of Preferred Stock outstanding as of December 31, 2019 into shares of common stock as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the preferred stock.

The unaudited pro forma basic and diluted weighted-average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2019 has been prepared to give effect, upon a qualified IPO, to the automatic conversion of all outstanding shares of convertible preferred stock into common stock as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the preferred stock. Pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows:

YEAR ENDED
DECEMBER 31, 2019
(unaudited)
Numerator:
Net loss attributable to common stockholders—basic and diluted	$(42,567)
Accrual of preferred stock dividends	8,468

Pro forma net loss attributable to common stockholders—basic and diluted	$(34,099)

Denominator:
Weighted-average common stock outstanding—basic and diluted	11,570,175
Pro forma adjustment to reflect automatic conversion of convertible preferred stock to common stock upon the completion of the proposed initial public offering	113,145,900

Pro forma weighted-average common stock outstanding—basic and diluted	124,716,075

Pro forma net loss per share attributable to common stockholders—basic and diluted	$(0.27)

(12) Defined Contribution Plan

The Company has a 401(k) retirement plan (the 401(k) Plan), whereby all full-time employees may contribute up to 90% of their pre-tax compensation, up to the maximum allowable amount set by the Internal Revenue Service. The Company matches 100% of contributions to the 401(k) Plan up to a maximum of $6,000 per year for each full-time employee. During each of the years ended December 31, 2018 and 2019, the Company contributed approximately $0.4 million to the 401(k) Plan.

(13) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through the issuance date of these consolidated financial statements and has not identified any requiring disclosure except as noted below.

President and Chief Executive Officer Termination

On March 3, 2020 (“Separation Date”), the Company’s president and chief executive officer (“CEO”) terminated employment with the Company. Pursuant to the severance agreement, the Company will pay the CEO $0.8 million in the eighteen months following the Separation Date. The Company repurchased all of the CEO’s exercised shares for total consideration of $0.1 million. The CEO also relinquished his right to purchase vested options, for total consideration paid by the Company of $0.7 million.

Series B Financing and Term Loan

In June and July, 2020, the Company closed a $150.0 million series B redeemable convertible preferred stock financing (“Series B Financing”) with existing and new investors. As part of the Series B Financing, the Company issued 142,857,142 redeemable convertible series B preferred stock shares (“Series B Preferred Stock”), at a purchase price of $1.05 per share, for aggregate gross proceeds of $150.0 million. Series B Preferred Stock shares accrue dividends of $0.084 per annum, payable only if and when declared by the Company’s board of directors, and Series B Preferred Stock is only redeemable in the event of a deemed liquidation. Shares of Series B Preferred Stock vote pro rata with common stock, and the Series B stockholders are entitled to elect two members of the Company’s board of directors.

In contemplation of the Series B Financing, the Company also entered into a Credit Agreement and Guaranty (“Credit Agreement”), under which the Company may borrow up to $20.0 million from Perceptive Credit Holdings III, LP (“Perceptive”) in two tranches. Because of Perceptive’s participation in the Series B Financing, the Company’s considers them to be a related party. At the closing of the Series B Financing, the Company borrowed $12.5 million, or $12.0 million net of costs, and has the opportunity to draw down another $7.5 million subject to the satisfaction of certain milestones relating to the filing of an IND for certain of the Company’s pipeline targets. As part of the Credit Agreement, the Company issued Perceptive warrants to purchase 2,857,142 shares of Series B preferred stock exercisable for $1.05 per share. The loans extended under the Credit Agreement will be repaid beginning on the 30th month following the closing of the June 2020 Series B Financing, in monthly installments through June 2024 at an interest rate of 2.0%. The Company paid a closing fee of $0.4 million related to the loan and has the right to prepay the loan in its entirety prior to the maturity date by paying the applicable prepayment fee. If the Company does not prepay the loan, the entire unpaid principal balance becomes due on the maturity date, June 5, 2024. The Company is also subject to customary financial covenants in the Credit Agreement that dictate accelerated repayment upon the occurrence of certain events of default, none of which are expected to occur based on the Company’s current liquidity.

COVID-19 Pandemic

The impact of the COVID-19 coronavirus outbreak on the financial performance of the Company will depend on future developments, including the duration and spread of the outbreak and related governmental advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results may be materially adversely affected. The Company is currently unable to determine the extent of the impact of the pandemic to its operations and financial condition, as clinical trials have not started. Once the Company begins its clinical trials, it will assess any potential delays as a result of the pandemic and their financial impact.

C4 THERAPEUTICS, INC.

Condensed Consolidated Balance Sheets

(In thousands, except share data)

(Unaudited)

	DECEMBER 31, 2019	JUNE 30, 2020	PRO FORMA JUNE 30, 2020
Assets
Current assets:
Cash and cash equivalents	$90,549	$107,652
Accounts receivable	4,623	8,546
Prepaid expenses and other current assets	1,595	3,278
Short-term investments	—	103,942

Total current assets	96,767	223,418
Property and equipment, net	4,463	3,720
Right-of-use asset	14,453	13,852
Restricted cash	2,577	2,577

Total assets	$118,260	$243,567

Total Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$5,385	$5,861
Accrued expenses and other current liabilities	6,671	6,129
Deferred revenue, current	20,705	22,165
Operating lease liability, current	880	959

Total current liabilities	33,641	35,114
Deferred revenue, net of current	72,718	67,137
Operating lease liability, net of current	12,869	12,361
Warrant liability	—	2,325
Long-term debt	—	9,674

Total liabilities	119,228	126,611

Commitments and Contingencies (see Note 5 and Note 8)
Series Seed redeemable convertible preferred stock, par value of $0.0005 per share; 4,000,000 shares authorized as of December 31, 2019 and June 30, 2020; 4,000,000 shares issued and outstanding at December 31, 2019 and June 30, 2020; liquidation and redemption value of $1,000 as of December 31, 2019 and June 30, 2020	1,000	1,000
Series A redeemable convertible preferred stock, par value of $0.0005 per share; 110,000,000 shares authorized as of December 31, 2019 and June 30, 2020; 109,145,900 shares issued and outstanding at December 31, 2019 and June 30, 2020; liquidation and redemption value of $109,995 as of December 31, 2019 and June 30, 2020	109,995	109,995
Series B redeemable convertible preferred stock, par value of $0.0005 per share; 0 and 150,000,000 shares authorized as of December 31, 2019 and June 30, 2020; 138,571,428 shares issued and outstanding at June 30, 2020; liquidation and redemption value of $0 and $141,026 as of December 31, 2019 and June 30, 2020, respectively	—	141,026
Stockholders’ deficit:
Common stock, par value of $0.0001 per share; 180,000,000 and 370,000,000 shares authorized as of December 2019 and June 30, 2020; 12,031,848 and 12,569,110 shares issued and outstanding at December 31, 2019 and June 30, 2020, respectively	1	1
Additional paid-in capital	5,524	5,129
Accumulated other comprehensive loss	—	(2)
Accumulated deficit	(117,488)	(140,193)

Total stockholders’ deficit	(111,963)	(135,065)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$118,260	$243,567

See accompanying notes to condensed consolidated financial statements.

C4 THERAPEUTICS, INC.

Condensed Consolidated Statement of Operations and Comprehensive Loss

(In thousands, except per share data)

(Unaudited)

	SIX MONTHS ENDED JUNE 30,
	2019	2020
Revenue from collaboration agreements	$7,807	$16,486
Operating expenses:
General and administrative	3,667	5,611
Research and development	19,093	34,072

Total operating expenses	22,760	39,683

Operating loss	(14,953)	(23,197)
Other income, net:
Interest income	928	284
Interest expense	—	(102)
Other (expense) income, net	293	(25)

Total other income, net	1,221	157

Loss before income taxes	(13,732)	(23,040)
Income tax (expense) benefit	(250)	335

Net loss	(13,982)	(22,705)
Other comprehensive loss:
Unrealized loss on investments	(4)	(2)

Comprehensive loss	(13,986)	(22,707)

Accrual of preferred stock dividends	(4,199)	(5,019)

Net loss attributable to common stockholders—basic and diluted (Note 12)	$(18,181)	$(27,724)

Net loss per share attributable to common stockholders—basic and diluted	(1.60)	(2.24)

Weighted-average common stock outstanding—basic and diluted	11,332,608	12,393,947

Pro forma weighted-average common stock outstanding—basic and diluted		145,335,765

Pro forma net loss per share attributable to common stockholders—basic and diluted		$(0.16)

See accompanying notes to condensed consolidated financial statements.

C4 THERAPEUTICS, INC.

Condensed Consolidated Statement of Redeemable Convertible Preferred Stock and Stockholder’s Deficit

June 30, 2019 and 2020

(In thousands, except share data)

(Unaudited)

	SERIES SEED REDEEMABLE CONVERTIBLE PREFERRED STOCK		SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK		SERIES B REDEEMABLE CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN	ACCUMULATED OTHER COMPREHENSIVE	ACCUMULATED	TOTAL STOCK HOLDERS’
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL	INCOME (LOSS)	DEFICIT	DEFICIT
Balance as of December 31, 2018	4,000,000	$1,000	109,145,900	$109,995	—	—	11,292,236	$1	$3,638	—	$(83,389)	$(79,750)
Exercise of stock options	—	—	—	—	—	—	130,106	—	47	—	—	47
Stock-based compensation	—	—	—	—	—	—	—	—	286	—	—	286
Repurchase of common stock	—	—	—	—	—	—	—	—	(15)	—	—	(15)
Net unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	—	—	4		4
Net loss	—	—	—	—	—	—	—	—	—	—	(13,982)	(13,982)

Balance as of June 30, 2019	4,000,000	$1,000	109,145,900	$109,995	—	$—	11,422,342	$1	$3,956	$4	$(97,371)	$(93,411)

Balance as of December 31, 2019	4,000,000	$1,000	109,145,900	$109,995	—	—	12,031,848	$1	$5,524	—	$(117,488)	$(111,963)
Issuance of Series B convertible preferred stock	—	—	—	—	138,571,428	141,026	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	737,262	—	265	—	—	265
Stock-based compensation	—	—	—	—	—	—	—	—	277	—	—	277
Repurchase of common stock	—	—	—	—	—	—	(200,000)	—	(124)	—	—	(124)
Vested stock option settlement	—	—	—	—	—	—	—	—	(813)	—	—	(813)
Unrealized loss on investments	—	—	—	—	—	—	—	—	—	(2)	—	(2)
Net loss	—	—	—	—	—	—	—	—	—	—	(22,705)	(22,705)

Balance as of June 30, 2020	4,000,000	$1,000	109,145,900	$109,995	138,571,428	$141,026	12,569,110	$1	$5,129	$(2)	$(140,193)	$(135,065)

See accompanying notes to condensed consolidated financial statements.

C4 THERAPEUTICS, INC.

Condensed Consolidated Statement of Cash Flows

June 30, 2019 and 2020

(In thousands)

(Unaudited)

	SIX MONTHS ENDED JUNE 30,
	2019	2020
Cash flows used in operating activities:
Net loss	$(13,982)	$(22,705)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	752	832
Stock-based compensation expense	286	277
Loss on disposal of fixed assets	9	—
Accretion of discount on investments	(82)	—
Non-cash lease expense	562	600
Amortization of debt discount	—	25
Changes in operating assets and liabilities:
Accounts receivable	83,804	(3,923)
Prepaid expenses and other current assets	(390)	(1,651)
Accounts payable	107	462
Accrued expenses and other liabilities	1,485	(628)
Operating lease liability	(358)	(429)
Deferred revenue	1,624	(4,120)

Net cash provided by (used in) operating activities	73,818	(31,260)

Cash flows from investing activities:
Purchases of property and equipment	(1,282)	(75)
Proceeds from sale of property and equipment	12	—
Purchase of short-term investments	(14,902)	(103,942)

Net cash used in investing activities	(16,172)	(104,017)

Cash flows from financing activities:
Proceeds from the issuance of Series B convertible preferred stock, net of issuance costs of $4,473	—	141,026
Proceeds from the issuance of common stock	47	232
Vested stock option settlement	—	(727)
Repurchase of common stock	(15)	(124)
Issuance of long-term debt, net of issuance costs of $527	—	11,973

Net cash provided by financing activities	32	152,380

Net increase in cash, cash equivalents and restricted cash	57,678	17,103

Cash, cash equivalents and restricted cash at beginning of year	38,888	93,126

Cash, cash equivalents and restricted cash at end of period	$96,566	$110,229

Reconciliation of cash, cash equivalents and restricted cash:
Cash, cash equivalents and restricted cash at end of period	$96,566	$110,229
Less restricted cash	(2,577)	(2,577)

Cash and cash equivalents at end of the period	$93,989	$107,652

Supplemental disclosures of non-cash investing and financing activities:
Capital expenditures in accounts payable	$233	$14

Stock option repurchases included in accrued expenses	$40	$86

Stock option exercises included in prepaid and other current assets	$—	$33

Fair value of warrants issued in connection with debt issuance	$—	$2,325

See accompanying notes to condensed consolidated financial statements.

C4 THERAPEUTICS, INC.

Notes to Condensed Consolidated Financial Statements

June 30, 2019 and 2020 (Unaudited)

(1) The Company

C4 Therapeutics, Inc., or Company, was incorporated in Delaware on October 7, 2015. Its principal offices are in Watertown, Massachusetts. The Company is a biopharmaceutical company focused on harnessing the body’s natural regulation of protein levels to develop novel therapeutic candidates to target and eliminate disease-causing proteins for the treatment of cancer, neurodegenerative conditions and other diseases.

The Company is subject to risks common to other life science companies in the early development stage including, but not limited to, uncertainty of product development and commercialization, lack of marketing and sales history, development by its competitors of new technological innovations, dependence on key personnel, market acceptance of products, product liability, protection of proprietary technology, ability to raise additional financing and compliance with the Food and Drug Administration (“FDA”) and other government regulations. If the Company does not successfully advance its programs into and through human clinical trials and/or enter into collaborations for its programs and commercialize any of its product candidates, it may be unable to produce product revenue or achieve profitability.

Liquidity

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The Company has incurred recurring losses since its inception, including net losses of $14.0 million and $22.7 million for the six months ended June 30, 2019 and 2020, respectively. In addition, as June 30, 2020, the Company had an accumulated deficit of $140.2 million. To date, the Company has not generated any revenue from product sales as none of its product candidates have been approved for commercialization. The Company expects to continue to generate operating losses for the foreseeable future.

The Company’s primary activities since inception have been focused around research and development activities, building the Company’s intellectual property, recruiting personnel and raising capital to support these activities. Through June 30, 2020, the Company has funded its operations primarily with proceeds received from the sale of redeemable convertible preferred stock (collectively, the “Preferred Stock”) and through its collaboration agreements. The Company also closed a series B redeemable convertible preferred stock financing and credit arrangement in June and July 2020 for net proceeds of $145.5 million (see Note 9). The Company believes that its cash and cash equivalents and short-term investments of $211.6 million as of June 30, 2020 are sufficient to fund planned operations for at least twelve months from the date these condensed consolidated financial statements are available to be issued.

Accordingly, the condensed consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

(2) Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying interim unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United Stated (“US GAAP”), and include the accounts of C4 Therapeutics, Inc. and its subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying condensed consolidated balance sheet as of June 30, 2020, the condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2019 and 2020, the condensed consolidated statements of redeemable convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2019 and 2020, the condensed consolidated statements of cash flows for the six months ended June 30, 2019 and 2020, and the related interim disclosures are unaudited. These unaudited condensed consolidated financial statements include all adjustments necessary, consisting of only normal recurring adjustments, to fairly state the financial position and the results of the Company’s operations and cash flows for interim periods in accordance with U.S. GAAP. Interim period results are not necessarily indicative of results of operations or cash flows for a full year or any subsequent interim period. The accompanying condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included elsewhere in this prospectus.

Significant Accounting Policies

The Company’s significant accounting policies are disclosed in the audited consolidated financial statements for the year ended December 31, 2019, included elsewhere in this prospectus. An update and supplement to these accounting policies follows. The Company did not adopt any new accounting pronouncements in the six months ended June 30, 2020.

Unaudited Pro Forma Information

The accompanying unaudited pro forma condensed consolidated balance sheet as of June 30, 2020 has been prepared to give effect, to the automatic conversion of all outstanding redeemable convertible preferred stock into 256,003,042 shares of common stock as if the Company’s proposed initial public offering had occurred on June 30, 2020 and the reclassification of the warrant liability to additional paid-in capital upon the automatic conversion of preferred stock warrants into common stock warrants.

In the accompanying condensed consolidated statements of operations and comprehensive loss, the unaudited proforma basic and diluted net loss per share attributable to common stockholders for the six months ended June 30, 2020 has been prepared to give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock upon the closing of the proposed initial public offering into 256,003,042 shares of common stock as if the conversion had occurred on the later of January 1, 2020 or the issuance of the redeemable convertible preferred stock.

Short-Term Investments

The Company classifies all short-term investments with an original maturity when purchased of greater than three months as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in other comprehensive loss. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities, are included in interest income.

The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. To determine whether an other-than-temporary impairment exists, the Company considers whether it has the ability and intent to hold the investment until a market price recovery, and whether evidence indicating the recoverability of the cost of the investment outweighs evidence to the contrary.

The Company’s short-term investments as of June 30, 2020 of $103.9 million consisted entirely of government-backed securities.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ (deficit) equity as a reduction of proceeds generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the condensed consolidated statements of operations and comprehensive loss. The Company had $0.3 million of deferred offering costs related to the initial public offering as of June 30, 2020.

Warrant Liability

In connection with the series B redeemable convertible preferred stock (“Series B”) financing (“Series B Financing”) in June and July 2020, the Company issued warrants to purchase shares of its Series B. The Company classified the warrants as a liability on its consolidated balance sheet. The Company remeasured this warrant liability to fair value at each reporting date and recognized changes in the fair value of the warrant liability as a component of other income (expense), net in the consolidated statement of operations.

The Company utilized the Black-Scholes option-pricing model, which incorporates assumptions and estimates, to value these warrants. The Company assessed these assumptions and estimates on a quarterly basis. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying redeemable convertible preferred stock or common stock issuable upon exercise of the warrant, remaining contractual term of the warrants, risk-free interest rate, expected dividend yield and expected volatility of the price of the underlying redeemable convertible preferred stock or common stock.

(3) Fair Value Measurements

The following tables present information about the Company’s financial assets measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values as of December 31, 2019 and June 30, 2020 (in thousands):

DESCRIPTION	DECEMBER 31, 2019	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 3)
Asset
Money market funds	$80,902	$80,902	$—	$—

Total financial assets	$80,902	$80,902	$—	$—

DESCRIPTION	JUNE 30, 2020	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 3)
Asset
Money market funds	$96,005	$96,005	$—	$—
Short-term investments	103,942	103,942	—	—

Total financial assets	$199,947	$199,947	$—	$—

Liability
Warrants	$2,325	$—	$—	$2,325

Total financial liabilities	$2,325	$—	$—	$2,325

The Company’s warrant liability represented a level 3 investment as of June 30, 2020 (see Note 8). There have been no transfers between fair value levels during the six months ended June 30, 2019 and 2020.

(4) Property and Equipment

Property and equipment consisted of the following (in thousands):

	DECEMBER 31, 2019	JUNE 30, 2020
Laboratory equipment	$6,766	$6,826
Computer equipment	167	167
Furniture and fixtures	797	805
Office equipment	167	179
Leasehold improvements	520	530

Total	8,417	8,507
Less: accumulated depreciation	(3,954)	(4,787)

Property and equipment, net	$4,463	$3,720

Total depreciation and amortization for each of the six-month periods ended June 30, 2019 and 2020 was $0.8 million. Of the $0.8 million for the six months ended June 30, 2019, $0.8 million was recorded in research and development expenses and an insignificant amount was recorded in general and administrative expenses. Of the $0.8 million for the six months ended June 30, 2020, $0.7 million was recorded in research and development expenses and $0.1 million was recorded in general and administrative expenses.

(5) Leases

In July 2017, the Company entered into a lease of office and laboratory space for its headquarters at 490 Arsenal Way in Watertown, Massachusetts (the “Watertown Lease”). The Watertown Lease commenced in April 2018 with rent commencing in May 2018, and the Company recognized operating lease costs of $2.0 million and $2.1 million for the six months ended June 30, 2019 and 2020, respectively.

The Company incurred approximately $0.5 million in costs for leasehold improvements for the six months ended June 30, 2019. The Company incurred no costs for leasehold improvements for the six months ended June 30, 2020. The lease agreement required the Company to provide collateral in the amount of $2.6 million, which is recorded as restricted cash on the accompanying condensed consolidated balance sheets.

As of December 31, 2019, assets under the Watertown Lease classified as right-of-use assets on the Company’s condensed consolidated balance sheet were $14.5 million, net of accumulated amortization. Liabilities under the Watertown Lease were $13.7 million, of which $0.9 million were classified as operating lease liability, current, and $12.8 million were classified as operating lease liability, net of current, on the Company’s condensed consolidated balance sheet.

As of June 30, 2020, assets under the Watertown Lease classified as right-of-use assets on the Company’s condensed consolidated balance sheet were $13.9 million, net of accumulated amortization. Liabilities under the Watertown Lease were $13.3 million, of which $1.0 million were classified as operating lease liability, current, and $12.3 million were classified as operating lease liability, net of current, on the Company’s condensed consolidated balance sheet.

Additionally, the Company recorded right-of-use amortization of $0.6 million for the six months ended June 30, 2019 and 2020.

The elements of lease costs were as follows (in thousands):

	SIX MONTHS ENDED JUNE 30,
	2019	2020
Lease cost:
Operating lease cost	$1,275	$1,275
Variable lease cost	721	787

Total lease cost	$1,996	$2,062

Other information:
Operating cash flows for operating liabilities	$1,791	$1,890
Operating lease liabilities arising from obtaining right-of-use assets	—	—
Weighted average remaining lease term	8.8 years	7.8 years
Weighted average discount rate	10%	10%

Future lease payments under non-cancelable leases as of June 30, 2020 were (in thousands):

FUTURE OPERATING LEASE PAYMENTS
2020(1)	$1,103
2021	2,272
2022	2,340
2023	2,410
2024	2,483
Thereafter	8,833

Total lease payments	19,441
Less imputed interest	(6,121)

Total operating lease liabilities at June 30, 2020	$13,320

(1)	For the six months ended December 31, 2020.

(6) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of December 31, 2019 and June 30, 2020 (in thousands):

	DECEMBER 31, 2019	JUNE 30, 2020
Accrued compensation and benefits	$3,048	$2,141
Accrued professional fees	728	1,306
Accrued research and development	2,615	2,059
Other	280	623

Total accrued expenses and other current liabilities	$6,671	$6,129

(7) Collaboration and License Agreements

The following tables summarize the impact of the collaboration and license agreements on the Company’s condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2019 and 2020 and the Company’s condensed consolidated balance sheet as of December 31, 2019 and June 30, 2020. For details on the structure and accounting treatment for the Company’s collaboration and license agreements, refer to the annual consolidated financial statements included elsewhere in this prospectus.

Revenue for the six months ended June 30, 2019 and 2020 in the condensed consolidated statements of operations and comprehensive loss was as follows (in thousands):

	SIX MONTHS ENDED JUNE 30,
	2019	2020
Restated Roche Agreement Collaboration Revenue	$2,112	$6,029
Biogen License Agreement Collaboration Revenue	1,065	3,302
Calico License Agreement Collaboration Revenue	4,630	7,155

	$7,807	$16,486

Revenue for the six months ended June 30, 2019 was $7.8 million, compared with $16.5 million for the six months ended June 30, 2020. Under the Restated Roche Agreement, the Company achieved a milestone for the identification of lead series for target 2 in April 2019, resulting in a milestone payment of $2.0 million which was originally recorded as accounts receivable and deferred revenue on the Company’s condensed consolidated balance sheet as of June 30, 2019. The $2.0 million was added to the transaction price and recognized cumulatively. The Company also achieved a $4.0 million milestone under the Biogen Agreement in the six months ended June 30, 2020, which was also originally recorded as accounts receivable and deferred revenue on the Company’s condensed consolidated balance sheet as of June 30, 2020, added to the transaction price and recognized cumulatively.

Financial information related to the collaboration and license agreements consisted of the following in the Company’s condensed consolidated balance sheet as December 31, 2019 and June 30, 2020 (in thousands):

	AS OF DECEMBER 31, 2019
DESCRIPTION	ACCOUNTS RECEIVABLE	DEFERRED REVENUE, CURRENT	DEFERRED REVENUE, NET OF CURRENT	DEFERRED REVENUE, TOTAL
Restated Roche Agreement	$—	$12,164	$32,784	$44,948
Biogen License Agreement	275	6,141	36,934	43,075
Calico License Agreement	4,348	2,400	3,000	5,400

	$4,623	$20,705	$72,718	$93,423

	AS OF JUNE 30, 2020
	(unaudited)
DESCRIPTION	ACCOUNTS RECEIVABLE	DEFERRED REVENUE, CURRENT	DEFERRED REVENUE, NET OF CURRENT	DEFERRED REVENUE, TOTAL
Restated Roche Agreement	$500	$9,898	$30,021	$39,919
Biogen License Agreement	5,042	9,867	35,316	45,183
Calico License Agreement	3,004	2,400	1,800	4,200

	$8,546	$22,165	$67,137	$89,302

Dana Farber License Agreements

The Company made no payments under the DFCI Second License Agreement for the six months ended June 30, 2019 and 2020. The Company terminated the DFCI License Agreement in May 2020 and has no additional payments due under the agreement as of June 30, 2020.

(8) Debt

On June 5, 2020, contemporaneously with the issuance of its Series B (see Note 9) the Company entered into the Credit Agreement with Perceptive Life Sciences Master Fund LTD., an affiliate of Perceptive Credit Holdings III, LP (“Perceptive”) for an aggregate principal borrowing amount (“Term Loan”) of up to $20.0 million, available in two tranches of $12.5 million and $7.5 million. The Company drew down on the first tranche of $12.5 million in June 2020, bearing interest at a variable rate of 11.25%, which was calculated based on the one-month LIBOR rate, which can never be below 1.75%, plus an applicable margin, which was initially determined to be 9.5%. The Term Loan matures on June 5, 2024 unless accelerated. The Company will make interest-only payments until December 30, 2022, at which point the Company will make payments of principal and interest equal to 2% of the outstanding Term Loan balance until maturity.

The Credit Agreement allows for prepayment in full of the outstanding principal at any time. Any prepayment shall be in a minimum principal amount of $0.5 million and in multiples of $0.1 million in excess of that amount, plus accrued interest and a prepayment fee, which would be calculated based on the terms of the Credit Agreement. The Company paid a closing fee of $0.3 million.

The aggregate principal amount of debt outstanding as of June 30, 2020 was $12.5 million. The entire balance of the Term Loan was recorded as long-term debt in the Company’s condensed consolidated balance sheet as of June 30, 2020, as principal repayment does not begin until December 2022. The Company recognized interest expense under the Credit Agreement of $0.1 million during the six months ended June 30, 2020. As of June 30, 2020, the unamortized debt discount was $2.8 million. The carrying value of the long-term debt, net of issuance costs and the debt discount related to the 2,857,142 warrants that were issued with the loan, was $9.7 million as of June 30, 2020.

In connection with the Term Loan, the Company issued 2,857,142 warrants to purchase Series B at an exercise price per share of $1.05. The warrants are exercisable anytime prior to the ten-year anniversary of the closing date. The Company determined that the warrants were liability-classified, and will be remeasured to fair value each reporting period with changes recorded in the statement of operations. The Company determined the fair value of the warrants to be $2.3 million using the Black-Scholes model based on the following assumptions in June 2020:

AS OF JUNE 30,
2020
Stock price	$1.05
Exercise price	1.05
Expected term (in years)	10.00
Volatility	75%
Risk-free interest rate	0.91%
Dividend yield	—

(9) Stockholder’s Equity

Common Stock

Features of the Common Stock

The common stock has a par value of $0.000125, and the holders of common stock are entitled to one vote for each share held at all meetings of stockholders and written actions in lieu of meetings provided. All dividends shall be declared and paid pro rata according to the number of shares held by each member. In the event of a liquidation, dissolution or winding up of the Company, the common stock ranks behind the Preferred Stock in terms of distribution of assets. The holders of the common stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such stock.

Preferred Stock

In June and July 2020, the Company closed a $150.0 million Series B Financing with existing and new investors. As part of the Series B Financing, the Company issued 142,857,142 shares of “Series B, at a purchase price of $1.05 per share, for aggregate gross proceeds of $150.0 million. Of the amounts above, 138,571,428 shares were issued for gross proceeds of $145.5 million less related offering costs of $4.5 million in June 2020, and 4,285,714 shares were issued for proceeds of $4.5 million in July 2020.

As of December 31, 2019 and June 30, 2020, Preferred Stock consisted of the following (in thousands, except share data):

	DECEMBER 31, 2019
	PREFERRED STOCK AUTHORIZED	PREFERRED STOCK ISSUED AND OUTSTANDING	CARRYING VALUE	LIQUIDATION VALUE	COMMON STOCK ISSUABLE UPON CONVERSION
Series Seed Preferred Stock	4,000,000	4,000,000	$1,000	$1,000	4,000,000
Series A Preferred Stock	110,000,000	109,145,900	109,995	109,995	109,145,900
FF Preferred Stock	32,760,000	—	—	—	—

	146,760,000	113,145,900	$110,995	$110,995	113,145,900

	JUNE 30, 2020
	PREFERRED STOCK AUTHORIZED	PREFERRED STOCK ISSUED AND OUTSTANDING	CARRYING VALUE	LIQUIDATION VALUE	COMMON STOCK ISSUABLE UPON CONVERSION
Series Seed Preferred Stock	4,000,000	4,000,000	$1,000	$1,000	4,000,000
Series A Preferred Stock	110,000,000	109,145,900	109,995	109,995	109,145,900
Series B Convertible Preferred Stock	150,000,000	138,571,428	141,026	141,026	138,571,428

	264,000,000	251,717,328	$252,021	$252,021	251,717,328

The following is a summary of the rights and privileges of the Preferred Stockholders as of December 31, 2019 and June 30, 2020:

Conversion

All series of Preferred Stock are convertible at any time at the option of the holder and mandatorily convertible upon a qualified initial public offering, defined as an underwritten public offering resulting in at least $50.0 million in gross proceeds to the Company, into common stock on a one-to-one basis.

Voting

All series of Preferred Stock have voting rights that are one-for-one with common stock, as if they were converted into common stock.

Redemption

The Preferred Stock is not redeemable except in the event of a liquidation. The Series Seed Preferred Stock, Series A Preferred Stock, and Series B Preferred Stock receive liquidation payments at their respective issuance prices in preference to the common stock. Because the Series Seed Preferred Stock, Series A Preferred Stock, and

Series B Preferred Stock are only mandatorily redeemable upon the occurrence of a liquidation event and the preferred stockholders have control of the Company’s board of directors, they are classified in the mezzanine section of the Company’s condensed consolidated balance sheet.

Dividends

The Series B Preferred Stock has dividend preference over all other common and Preferred Stock. The holders of the Series B Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B Preferred Stock in an amount at least equal to the greater of amounts accrued in Series B dividends and amounts that would be paid to Series B as common or other shares pursuant to the dividend granted. The Series A Preferred Stock has dividend preference over the common stock.

The Series Seed Preferred Stock is eligible to receive dividends on a pro rata as-converted basis in proportion to the number of shares of common stock that would be held upon conversion to common stock. Series A Preferred Stock and Series B Preferred Stock accrue dividends at a rate of $0.08 and $0.084 per annum, respectively, and are payable only if and when declared by the Company’s board of directors.

(10) Stock-based Compensation

On December 28, 2015, the Company’s board of directors adopted the 2015 Incentive Stock Option and Grant Plan (the “2015 Plan”) and reserved 21,297,353 shares of common stock for issuance under this plan. As of April 2019, the shares reserved increased to 30,485,022. On June 3, 2020, the shares reserved increased to 42,658,355. As of June 30, 2020, 32,148,839 shares remain available for future grant.

The 2015 Plan authorizes the board of directors or a committee of the board to grant incentive stock options, nonqualified stock options and restricted stock awards to eligible employees, outside directors and consultants of the Company. Options generally vest over a period of five or eight years with a cliff vesting at one year and quarterly vesting thereafter and options that lapse or are forfeited are available to be granted again. The contractual life of all options is ten years from the date of grant.

In connection with the issuance of stock options, the Company recorded stock-based compensation expense of $0.3 million in each of the six months ended June 30, 2019 and 2020. As the restricted stock was fully vested as of December 31, 2019, the Company did not record stock-based compensation expense related to restricted stock during the six months ended June 30, 2020.

Stock-based compensation expense for the six months ended June 30, 2019 and 2020 was classified in the Company’s condensed consolidated statement of operations and comprehensive loss as follows (in thousands):

	SIX MONTHS ENDED JUNE 30,
	2019	2020
Research and development	$155	$275
General and administrative	131	2

Total stock-based compensation expense	$286	$277

President and Chief Executive Officer Termination

On March 3, 2020 (“Separation Date”), the Company’s president and chief executive officer (“CEO”) terminated employment with the Company. The Company repurchased all of the CEO’s exercised shares for total consideration of $0.1 million. The CEO also relinquished his right to purchase common shares through the exercise of vested options, for total consideration paid by the Company of $0.8 million. The Company recorded the repurchase liability once the termination was deemed probable on March 3, 2020. The Company recognized the repurchase price of the common shares and the relinquishment of the vested options in additional-paid-in-capital on the condensed consolidated balance sheet as of June 30, 2020.

(11) Income Taxes

During the year ended December 31, 2019 and six months ended June 30, 2019 and 2020, the Company recorded a full valuation allowance on federal and state deferred tax assets since management does not forecast the Company to be in a profitable position in the near future.

As a result of the COVID-19 pandemic, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted on March 27, 2020 to provide relief for taxpayers. The CARES Act contain a significant number of provisions that may impact on the Company’s accounting for income taxes. The Company has considered several key corporate provisions within the CARES Act, has evaluated its potential impact and as a result recorded a tax benefit of $335 for the six month period ending June 30, 2020 related to an anticipated refund to be received for federal taxes incurred for the year ending December 31, 2019.

(12) Loss Per Share

Basic and diluted loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average common shares outstanding (in thousands, except share and per share data):

	SIX MONTHS ENDED JUNE 30,
	2019	2020
Numerator:
Net loss	$(13,982)	$(22,705)
Accrual of preferred stock dividends	(4,199)	(5,019)

Net loss attributable to common stockholders—basic and diluted	$(18,181)	$(27,724)

Denominator:
Weighted-average common stock outstanding—basic and diluted	11,332,608	12,393,947
Net loss per share attributable to common stockholders—basic and diluted	$(1.60)	$(2.24)

The Company’s potentially dilutive securities, which include Preferred Stock, warrants to purchase preferred stock and common stock options, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following from the computation of diluted net loss per share attributable to common stockholders as of June 30, 2019 and June 30, 2020 because including them would have had an anti-dilutive effect:

	JUNE 30,
	2019	2020
Series Seed Preferred Stock	4,000,000	4,000,000
Series A Preferred Stock	109,145,900	109,145,900
Series B Preferred Stock	—	138,571,428
Options to purchase common stock	11,634,985	8,877,118
Warrants to purchase Series B Preferred Stock	—	2,857,142

	124,780,885	263,451,588

Unaudited Pro Forma Net Loss Per Share

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the six months ended June 30, 2020 has been prepared to give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock upon the closing of the proposed initial public offering into 256,003,042 shares of common stock as if the conversion had occurred on the later of January 1, 2020 or the issuance of the redeemable convertible preferred stock. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders does not include the effects of Preferred Stock dividends because the calculation gives effect to the automatic conversion of all shares of Preferred Stock outstanding as of June 30, 2020 into shares of common stock as if the proposed IPO had occurred on the later of January 1, 2020 or the issuance date of the preferred stock.

The unaudited pro forma basic and diluted weighted-average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the six months ended June 30, 2020 has been prepared to give effect, upon a qualified IPO, to the automatic conversion of all outstanding shares of convertible preferred stock into common stock as if the proposed IPO had occurred on the later of January 1, 2020 or the issuance date of the preferred stock. Pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows:

SIX MONTHS ENDED JUNE 30, 2020
Numerator:
Net loss attributable to common stockholders—basic and diluted	$(27,724)
Accrual of preferred stock dividends	5,019

Pro forma net loss attributable to common stockholders—basic and diluted	$(22,705)

Denominator:
Weighted-average common stock outstanding—basic and diluted	12,393,947

Pro forma adjustment to reflect automatic conversion of convertible preferred stock to common stock upon the completion of the proposed initial public offering	132,941,818

Pro forma weighted-average common stock outstanding—basic and diluted	145,335,765

Pro forma net loss per share attributable to common stockholders—basic and diluted	$(0.16)

(13) Defined Contribution Plan

The Company has a 401(k) retirement plan (the 401(k) Plan), whereby all full-time employees may contribute up to 90% of their pre-tax compensation, up to the maximum allowable amount set by the Internal Revenue Service. The Company matches 100% of contributions to the 401(k) Plan up to a maximum of $6,000 per year for each full-time employee. During the six months ended June 30, 2019 and 2020, the Company contributed approximately $0.3 million and $0.4 million to the 401(k) Plan, respectively.

(14) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through the issuance date of these consolidated financial statements and has not identified any requiring disclosure except as noted below.

In July 2020, the Company granted options to purchase 12,376,257 shares of common stock to employees and certain consultants at an exercise price of $0.59 per share, which represents fair value as of the grant dates.

COVID-19 Pandemic

The impact of the COVID-19 coronavirus outbreak on the financial performance of the Company will depend on future developments, including the duration and spread of the outbreak and related governmental advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results may be materially adversely affected. The Company is currently unable to determine the extent of the impact of the pandemic to its operations and financial condition, as clinical trials have not started. Once the Company begins its clinical trials, it will assess any potential delays as a result of the pandemic and their financial impact.

                    Shares

Common Stock

PRELIMINARY PROSPECTUS

Jefferies	Evercore ISI	BMO Capital Markets	UBS Investment Bank

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Global Market initial listing fee.

SEC registration fee	$	*
FINRA filing fee		*
The Nasdaq Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation and bylaws, to be in effect upon the closing of this offering and filed as Exhibits 3.2 and 3.3, respectively, to this registration statement, that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

∎	any breach of the director’s duty of loyalty to us or our stockholders;

∎	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

∎	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

∎	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

∎

we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

∎

we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director or executive officer in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended (the Securities Act).

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

(a) Issuances of Capital Stock and Warrant

In June and July 2020, we issued and sold 142,857,142 shares of Series B preferred stock to investors at $1.05 per share. Jefferies LLC, one of our underwriters, acted as one of the placement agents with respect to this offering.

In June 2020, we issued a warrant to purchase 2,857,142 shares of Series B preferred stock to our lender Perceptive Credit Holdings III, LP at an exercise price of $1.05 per share.

In December 2018, we issued and sold 900,900 shares of Series A preferred stock to an investor at $2.22 per share.

The sales of securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act, as private placement transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b) Grants and Exercises of Stock Options

We have granted stock options to purchase an aggregate of                shares of our common stock, with exercise prices ranging from $             to $                per share, to employees, directors and consultants pursuant to the 2015 Plan. Through the date of filing,                shares of common stock have been issued upon the exercise of stock options pursuant to the 2015 Plan.

The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

EXHIBIT NUMBER	EXHIBIT TABLE

1.1*	Form of Underwriting Agreement

3.1	Fourth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2*	Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation of the Registrant

3.3	Form of Fifth Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the closing of this offering

3.4	Amended and Restated Bylaws of the Registrant, as currently in effect

3.5	Form of Second Amended and Restated Bylaws of the Registrant, to be in effect upon the closing of this offering.

4.1	Amended and Restated Investors’ Rights Agreement among the Registrant, its warrant holder and certain of its stockholders, dated June 5, 2020

4.2	Warrant Certificate issued by the Registrant to Perceptive Credit Holdings III, LP dated June 5, 2020

4.3*	Form of Specimen Common Stock Certificate

5.1*	Opinion of Goodwin Procter LLP

10.1#	2015 Stock Option and Grant Plan, as amended and forms of award agreements thereunder

10.2*#	2020 Stock Option and Incentive Plan and forms of award agreements thereunder

10.3*#	2020 Employee Stock Purchase Plan

10.4#	Senior Executive Cash Incentive Bonus Plan

10.5#	Form of Director Indemnification Agreement

10.6#	Form of Officer Indemnification Agreement

10.7#	Form of Executive Officer Employment Agreement

10.8#	Employment Agreement between the Registrant and Andrew Hirsch, dated September 6, 2020

10.9#	Consulting Agreement between the Registrant and MBJC Associates, LLC, effective March 31, 2020

10.10†	Collaboration Research and License Agreement between the Registrant and Biogen MA, Inc., dated December 28, 2018

10.11†	Amended and Restated License Agreement among the Registrant, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated December 20, 2018

10.12†	Collaboration and License Agreement between the Registrant and Calico Life Sciences LLC, dated March 13, 2017

10.13†	Credit Agreement and Guaranty among the Registrant, Perceptive Credit Holdings III, LP and the guarantors and lenders party thereto, dated July 5, 2020

10.14	Lease by 480 Arsenal Group LLC to the Registrant, dated July 5, 2017, as amended

21.1	Subsidiaries of the Registrant

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page to this registration statement)

*	To be filed by amendment.
#	Indicates a management contract or any compensatory plan, contract or arrangement.
†	Portions of this exhibit (indicated by asterisks) will be omitted in accordance with the rules of the Securities and Exchange Commission.

(b) Financial Statement Schedules.

None.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Watertown, Commonwealth of Massachusetts, on the 10th day of September, 2020.

C4 Therapeutics, Inc.

By:	/s/ Marc A. Cohen
Marc A. Cohen Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Marc A. Cohen and William McKee, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the 10th day of September, 2020.

SIGNATURE	TITLE	DATE
/s/ Marc A. Cohen Marc A. Cohen	Co-Founder, Executive Chairman, Director and Chief Executive Officer (Principal Executive Officer)	September 10, 2020

/s/ William McKee William McKee	Chief Financial Officer (Principal Financial Officer)	September 10, 2020

/s/ Laura J. Wahlberg Laura J. Wahlberg	Vice President of Finance and Corporate Controller (Principal Accounting Officer)	September 10, 2020

/s/ Kenneth C. Anderson Kenneth C. Anderson, M.D.	Director	September 10, 2020

/s/ Bihua Chen Bihua Chen	Director	September 10, 2020

/s/ Alain J. Cohen Alain J. Cohen	Director	September 10, 2020

/s/ Bruce Downey Bruce Downey	Director	September 10, 2020

/s/ Elena Prokupets Elena Prokupets, Ph.D.	Director	September 10, 2020

/s/ Malcolm Salter Malcolm Salter	Director	September 10, 2020